AK/S

09038902

As filed with the Securities and Exchange Commission on March 3, 2009

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 10-K

(Mark One)
[x] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

or

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from _________ to _________.

Commission file number 1-12043

OPPENHEIMER HOLDINGS INC.

(Exact name of registrant as specified in its charter)

Canada (State or other jurisdiction of incorporation or organization)	98-0080034 (I.R.S. Employer Identification No.)
P.O. Box 2015, Suite 1110 20 Eglinton Avenue West Toronto, Ontario, Canada (Address of principal executive offices)	M4R 1K8 (Zip Code)

Registrant's Telephone number, including area code: (416) 322-1515

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Class A non-voting shares	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:
Title of class
Not Applicable

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes [ ] No [X]

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes [ ] No [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See definition of "large accelerated filer", "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [ ] Accelerated filer [X] Non-accelerated filer [ ] Smaller reporting company [ ]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes [ ] No [X]

The aggregate market value of the voting stock of the Company held by non-affiliates of the Company cannot be calculated in a meaningful way because there is only limited trading in the class of voting stock of the Company. The aggregate market value of the Class A non-voting shares held by non-affiliates of the Company at June 30, 2008 was $376,991,000 based on the closing price of the Class A non-voting shares on the New York Stock Exchange as at June 30, 2008 of $28.26.

The number of shares of the Company's Class A non-voting shares and Class B voting shares (being the only classes of common stock of the Company) outstanding on March 1, 2009 was 13,009,789 and 99,680 shares, respectively.

DOCUMENTS INCORPORATED BY REFERENCE

The Company's definitive Management Proxy Circular for the 2009 Annual and Special Meeting of Shareholders to be filed by the Company pursuant to Regulation 14A is incorporated into Items 10, 11, 12, 13 and 14 of Part III of this Form 10-K.

OPPENHEIMER HOLDINGS INC.

Class A Non-Voting Shares

Proxy, Solicited by Management, for the
Annual and Special Meeting of Shareholders,
May 8, 2009

The undersigned holder of Class A non-voting shares of Oppenheimer Holdings Inc. hereby appoints Mr. A.G. Lowenthal or, failing him, Ms. E.K. Roberts or instead of either of them

____

as nominee, with full power of substitution, to attend, vote and otherwise act for the undersigned at the Annual and Special Meeting of Shareholders to be held on May 8, 2009 and at any adjournment thereof to the same extent and with the same power as if the undersigned were personally present at the said Meeting or adjournment or adjournments thereof and hereby revokes any proxy previously given; provided that the undersigned shareholder specifies and directs the persons above named that the Class A non-voting shares registered in the name of the undersigned shall be:

1. VOTED FOR ☐ AGAINST ☐

(or if no specification is made, VOTED FOR) for the change of jurisdiction of the Corporation to Delaware and the approval of the Delaware Certificate of Incorporation (Proposal 1 in the Notice of Meeting)

DATED , 2009

____
Signature of Shareholder

A Class A Shareholder has the right to appoint a person, who need not be a Class A Shareholder, to represent the Class A Shareholder at the Meeting other than the persons designated herein. To exercise this right a Class A Shareholder may insert the name of the desired person in the blank space provided herein or may submit another form of proxy.

If any amendments or variations to Proposal 1 in the Notice of the Meeting are proposed at the Meeting or if any other matters properly come before the Meeting (for which Class A Shareholders have the right to vote), this proxy confers discretionary authority to vote on such amendments or variations or such other matters according to the best judgment of the person voting the proxy at the Meeting.

NOTES:

(1) Please date and sign the form of proxy exactly as your name appears on this form of proxy. If a shareholder is a corporation the form of proxy must be executed under its corporate seal or by an officer or attorney thereof duly authorized.

(2) Your name and address are recorded on this form of proxy, please report any change.

(3) Proxies must be deposited with the Corporation's transfer agent, CIBC Mellon Trust Company, at its address P.O. Box 721, Agincourt, Ontario, Canada M1S 0A1, no later than 48 hours prior to the commencement of the Meeting in order for the proxies to be used at the Meeting. If you do not deposit your proxy with the transfer agent at least 48 hours prior the commencement of the Meeting, your proxy will not be used.

(4) Please return your signed form of proxy in the enclosed envelope or you may fax it to CIBC Mellon at 416-368-2502.

OPPENHEIMER HOLDINGS INC.

Class B Voting Shares

Proxy, Solicited by Management, for the
Annual and Special Meeting of Shareholders,
May 8, 2009

The undersigned holder of Class B voting shares of Oppenheimer Holdings Inc. hereby appoints Mr. A.G. Lowenthal or, failing him, Ms. E.K. Roberts or instead of either of them

____

as nominee, with full power of substitution, to attend, vote and otherwise act for the undersigned at the Annual and Special Meeting of Shareholders to be held on May 8, 2009 and at any adjournment thereof to the same extent and with the same power as if the undersigned were personally present at the said Meeting or adjournment or adjournments thereof and hereby revokes any proxy previously given; provided that the undersigned shareholder specifies and directs the persons above named that the Class B voting shares registered in the name of the undersigned shall be:

1. VOTED FOR ☐ AGAINST ☐

(or if no specification is made, VOTED FOR) for the change in jurisdiction of the Corporation to Delaware and the approval of the Delaware Certificate of Incorporation (Proposal 1 in the Notice of Meeting)

2. VOTED FOR ☐ WITHHELD FROM VOTING ☐

(or if no specification is made, VOTED FOR) for the election of directors. (Proposal 2 in the Notice of Meeting).

3. VOTED FOR ☐ WITHHELD FROM VOTING ☐

(or if no specification is made, VOTED FOR) for the appointment of PricewaterhouseCoopers LLP as auditors and authorizing the Board of Directors and the Audit Committee to fix the remuneration of the auditors. (Proposal 3 in the Notice of Meeting).

DATED , 2009

____

Signature of Shareholder

A Class B Shareholder has the right to appoint a person, who need not be a Class B Shareholder, to represent the Class B Shareholder at the Meeting other than the persons designated herein. To exercise this right a Class B Shareholder may insert the name of the desired person in the blank space provided herein or may submit another form of proxy.

If any amendments or variations to Proposal 1 in the Notice of the Meeting are proposed at the Meeting, this proxy confers discretionary authority to vote on such amendments or variations according to the best judgment of the person voting the proxy at the Meeting.

NOTES:

(1) Please date and sign the form of proxy exactly as your name appears on this form of proxy. If a shareholder is a corporation the form of proxy must be executed under its corporate seal or by an officer or attorney thereof duly authorized.

(2) Your name and address are recorded on this form of proxy, please report any change.

(3) Proxies must be deposited with the Corporation's transfer agent, CIBC Mellon Trust Company, at its address P.O. Box 721, Agincourt, Ontario, Canada M1S 0A1, no later than 48 hours prior to the commencement of the Meeting in order for the proxies to be used at the Meeting. If you do not deposit your proxy with the transfer agent at least 48 hours prior the commencement of the Meeting, your proxy will not be used.

(4) Please return your signed form of proxy in the enclosed envelope or you may fax it to CIBC Mellon at 416-368-2502.

TABLE OF CONTENTS

Throughout this annual report, we refer to Oppenheimer Holdings Inc., collectively with its subsidiaries, as the "Company." We refer to the directly and indirectly owned subsidiaries of Oppenheimer Holdings Inc. collectively as the "Operating Subsidiaries."

PART I

Item 1. BUSINESS

OVERVIEW

Oppenheimer Holdings Inc., through its Operating Subsidiaries, is a leading middle-market investment bank and full service broker-dealer. With roots tracing back to 1881, the Company is engaged in a broad range of activities in the securities industry, including retail securities brokerage, institutional sales and trading, investment banking (both corporate and public finance), research, market-making, and investment advisory and asset management services. The Company owns, directly or through subsidiaries, Oppenheimer & Co. Inc., ("Oppenheimer") a New York-based securities broker-dealer, Oppenheimer Asset Management ("OAM"), a New York-based investment advisor, Freedom Investments Inc. ("Freedom"), a discount securities broker-dealer based in New Jersey, Oppenheimer Trust Company ("Oppenheimer Trust"), a New Jersey limited purpose bank, OPY Credit Corp., a New York corporation, organized to trade and clear syndicated corporate loans, and Evanston Financial Inc. ("Evanston"), a Federal Housing Administration ("FHA") approved mortgage company based in Pennsylvania.

Oppenheimer Holdings Inc. was originally incorporated under the laws of British Columbia. Pursuant to its Certificate and Articles of Incorporation effective May 11, 2005, the Company's legal existence was continued under the *Canada Business Corporations Act.*

On January 14, 2008, the Company acquired CIBC World Markets' U.S. Investment Banking, Corporate Syndicate, Institutional Sales and Trading, Equity Research, Options Trading and a portion of the Debt Capital Markets business which includes Convertible Bond Trading, Loan Syndication and Trading, High Yield Origination and Trading as well as CIBC Israel Ltd. On September 5, 2008 and November 4, 2008, the Company closed the acquisition of the operations related to the CIBC Capital Markets Business in the United Kingdom and Asia (collectively, with such CIBC Capital Markets Business, the "New Capital Markets Business"). As a result of these acquisitions, the Company created two foreign subsidiaries: Oppenheimer EU Ltd. in London, England for the European portion of the business and Oppenheimer Investments Asia Ltd. in Hong Kong, China for the Asian portion of the business. At the time of acquisition, the New Capital Markets Business employed over 600 people and, based on Canadian Imperial Bank of Canada's ("CIBC") published results for the year ended October 31, 2007, produced over $400 million in revenue. These acquisitions significantly increased the Company's capital markets presence.

The purchase price for New Capital Markets Business is comprised of (1) an earn-out based on the annual performance of the combined existing Oppenheimer capital markets business and the acquired businesses (the "Capital Market Division" or the "OIB Division") for the calendar years 2008 through 2012 (in no case to be less than $5 million per year) to be paid in the first quarter of 2013 (the "Earn-Out Date") and further on the Earn-Out Date, 25% of the earn-out will be paid in cash and the balance may be paid, at the Company's option, in any combination of cash, the Company's Class A non-voting shares (the "Class A Shares") (at the then prevailing market price) and/or debentures to be issued by the Company payable in two equal tranches – 50% one year after the Earn-Out Date and the balance two years after the Earn-Out Date, (2) warrants to purchase 1,000,000 Class A Shares of the Company at $48.62 per share exercisable five years from the January 2008 closing, (3) cash consideration at closing equal to the fair market value of certain inventories in the amount of $48.2 million, and (4) a payment at closing in the amount of $2.5 million for office facilities. The acquisition has been accounted for using the purchase method. For more information on the acquisition, see note 18 to the Company's consolidated financial statements for the year ended December 31, 2008 included in Item 8.

Set forth below are the principal lines of business of the Company. The Company's revenues by business segment appear in note 16 of the consolidated financial statements appearing under Item 8.

PRIVATE CLIENT

Through its Private Client Division, Oppenheimer provides a comprehensive array of financial services through a network of 1,333 financial advisors in 86 offices located throughout the United States, and in two offices in Latin America through local broker-dealers. Clients include high-net-worth individuals and families, corporate executives, and small and mid-sized businesses. Clients may choose a variety of ways to establish a relationship and conduct business including brokerage accounts with transaction based pricing and/or with investment advisory accounts with asset-based fee pricing. As of December 31, 2008, the Company held client assets of approximately $48.1 billion. Oppenheimer provides the following private client services:

Full-Service Brokerage – Oppenheimer offers full-service brokerage covering a broad array of investment alternatives including exchange-traded and over-the-counter corporate equity and debt securities, money market instruments, exchange-traded options and futures contracts, municipal bonds, mutual funds, and unit investment trusts. A substantial portion of Oppenheimer's revenue is derived from commissions from retail customers through accounts with transaction-based pricing. Brokerage commissions are charged on investment products in accordance with a schedule, which Oppenheimer has formulated. Discounts are available to customers based on transaction size and volume.

Wealth Planning – Oppenheimer also offers financial and wealth planning services which include individual and corporate retirement solutions, including insurance and annuities products, IRAs and 401(k) plans, U.S. stock plan services to corporate executives and businesses, education saving programs, and trust and fiduciary services to individual and corporate clients.

Margin Lending – Oppenheimer extends credit to its customers, collateralized by securities and cash in the customer's account, for a portion of the purchase price, and receives income from interest charged on such extensions of credit. The customer is charged for such margin financing at interest rates derived from Oppenheimer's "base" rate as defined, as well as the brokers' loan rate, and LIBOR.

Securities Lending – In connection with both its trading and brokerage activities, Oppenheimer borrows securities to cover short sales and to complete transactions in which customers have failed to deliver securities by the required settlement date and lends securities to other brokers and dealers for similar purposes. Oppenheimer earns interest on its cash collateral provided and pays interest on the cash collateral received less a rebate earned for lending securities. In addition, to a limited extent, Oppenheimer acts as a "broker-finder" whereby it stands between two broker-dealers, borrowing securities from one and lending to the other for an interest rate spread (or profit).

Discount Brokerage – Through Freedom, Oppenheimer offers online equity investing and discount brokerage services to individual investors.

ASSET MANAGEMENT

The Company offers a wide range of investment advisory services to its retail and institutional clients through proprietary and third party distribution channels. Clients include high-net-worth individuals and families, foundations and endowments, and trust and pension funds. Asset management capabilities include equity, fixed income, large-cap balanced and alternative investments, which are offered through vehicles such as privately managed accounts, and retail and institutional separate accounts. At December 31, 2008, the Company had approximately $12.5 billion of client assets under management. The Company's asset management services include:

Separate Managed Accounts – The Company provides clients with two wrap fee-based programs: (i) Investment Advisory Services through which clients may select among those managers approved by the Company and (ii) Strategic Asset Review through which clients may select among those managers approved by the Company and those outside of the Company's approved list of managers.

Other Managed Accounts – The Company offers a long-term strategic asset allocation program, Portfolio Advisory Services, in which clients select among mutual funds approved by the Company.

Investment Advisory Services – Oppenheimer Investment Advisors offers internal portfolio managers servicing high-net-worth individuals, retirement plans, endowments, foundations and trusts using equity and fixed income strategies.

Discretionary Portfolio Management – Through its Omega, Fahnestock Asset Management, and Alpha programs, Oppenheimer offers discretionary investment management wrap programs with a client-focused approach to money management servicing high-net-worth individuals and families, endowments and foundations and institutions.

Fee-Based Non-Discretionary Accounts – Under Oppenheimer's Preference Program, Oppenheimer provides non-discretionary investment advisory services to high net worth individuals and families who pay an advisory fee on a quarterly basis with no commissions or additional charges for transactions. The program includes features such as initial portfolio consultation, quarterly performance reporting and periodic consultation.

Institutional Investment Management – Oppenheimer Investment Management (OIM) provides fixed income management and solutions to institutional investors including: Taft-Hartley funds, public pension funds, corporate pension funds, and foundations and endowments.

Alternative Investments – The Company offers high-net-worth and institutional investors the opportunity to participate in a wide range of non-traditional investment strategies. Strategies include single manager, fund of funds and private equity vehicles. The Company, through its subsidiaries, acts as general partner in these investments and typically earns 1% to 2% per year in management fees and 20% performance (or incentive) fees. The fees which the Company receives are shared in a pre-determined manner with the portfolio manager.

CAPITAL MARKETS

Investment Banking

Oppenheimer employs over 125 investment banking professionals throughout the United States, in the United Kingdom and Asia. Our investment banking department provides strategic advisory services and capital markets products to emerging growth and middle market businesses. The investment banking business has industry coverage groups that focus on each of consumer and business services, energy and transportation, financial institutions, healthcare, industrial growth and services, media and entertainment and technology and telecom. Oppenheimer's industry groups serve their clients by working with colleagues in each of the relevant product groups including Mergers and Acquisitions, Leveraged Finance, Equity Capital Markets and Restructuring. Oppenheimer has extensive experience working with Financial Sponsors and maintains a dedicated Financial Sponsor group. The addition of the New Capital Markets Business increased the depth and scope of the Company's investment banking expertise.

Financial Advisory – Oppenheimer advises buyers and sellers on sales, divestitures, mergers, acquisitions, tender offers, privatizations, restructurings, spin-offs and joint ventures. With experience facilitating and financing acquisitions and recapitalizations, Oppenheimer executes both buy-side and sell-side mandates. Oppenheimer provides dedicated senior banker focus to clients throughout the financial advisory process, which leverages its industry knowledge, extensive relationships, and capital markets expertise.

Equities Underwriting – Oppenheimer provides capital raising solutions for corporate clients through initial public offerings, follow-on offerings, equity-linked offerings, private investments in public entities, and private placements. Oppenheimer focuses on emerging companies in growth industries, including consumer and business services, energy and transportation, financial institutions, healthcare, industrial growth and services, media and entertainment, and technology and telecom.

Debt Underwriting – Oppenheimer offers a full range of debt financing for growing and middle market companies and financial sponsors. Oppenheimer focuses on structuring and distributing public and private debt in leveraged finance transactions, including leveraged buyouts, acquisitions, growth capital financings, recapitalizations, and Chapter 11 exit financings. Oppenheimer specializes in high yield debt and fixed and floating-rate senior and subordinated debt offerings.

EQUITIES CAPITAL MARKETS

Institutional Equity Sales and Trading – Oppenheimer provides listed block trades, NASDAQ market making, bulletin board trading, capital markets/origination, risk arbitrage, statistical arbitrage, special situations, pair trades, relative value, and portfolio and electronic trading. In addition, Oppenheimer offers a suite of quantitative and algorithmic trading solutions as well as access to liquidity in order to access the global markets. Oppenheimer's clients include domestic and international investors such as investment advisors, banks, mutual funds, insurance companies, hedge funds, and pension and profit sharing plans. These investors normally purchase and sell securities in block transactions, the execution of which requires focused marketing and trading expertise. Oppenheimer believes that its institutional customers are attracted by the quality of its execution (measured by volume, timing and price) and its competitive commission rates, which are negotiated on the basis of market conditions, the size of the particular transaction and other factors.

Equity Research – Oppenheimer has built and expanded its research platform through its January 2008 acquisition of the New Capital Markets Business and now employs over 43 senior analysts covering over 720 companies worldwide, and over 40 dedicated equity research sales professionals. Oppenheimer provides regular research reports, notes, earnings updates and sponsors numerous research conferences where the management of covered companies can meet with investors in a group format as well as in one-on-one meetings. Oppenheimer's analysts use a variety of quantitative and qualitative tools, integrating field analysis, proprietary channel checks and ongoing dialogue with the managements of the companies they cover in order to produce reports and studies on individual companies and industry developments. In addition to providing fundamental analysis, the Company also provides technical analysis.

.

Equity Options & Derivatives – Oppenheimer offers extensive equity and index options for investors seeking to manage risk and optimize returns within the equities market. Oppenheimer's experienced professionals have expertise in listed and over-the-counter transactions and products. In addition, the Company focuses on serving the diverse needs of its institutional, corporate and private client base across multiple product lines, offering listed and OTC options.

Convertible Bonds – Oppenheimer commits dedicated personnel to serve the convertible markets, offering expertise in the sales, trading and analysis of U.S. domestic and international convertible bonds, convertible preferred shares, warrants and structured products, with a focus on minimizing transaction costs and maximizing liquidity. In addition Oppenheimer offers hedged (typically long convertible bonds and short equities) positions to its clients on an integrated trade basis.

DEBT CAPITAL MARKETS

Fixed Income- High Yield & Securitized – Oppenheimer trades non-investment grade public and private debt securities, as well as distressed securities both for its own account as well as for institutional clients qualified to sustain the risks associated with such securities. Oppenheimer also publishes research with respect to a number of such securities. Risk of loss upon default by the borrower is significantly greater with respect to unrated or less than investment grade corporate debt securities than with other corporate debt securities. These securities are generally unsecured and are often subordinated to other creditors of the issuer. These issuers usually have high levels of indebtedness and are more sensitive to adverse economic conditions, such as recession or increasing interest rates, than are investment grade issuers. There is a limited market for some of these securities and market quotes are available only from a small number of dealers.

Fixed Income Research – Oppenheimer has expanded its research platform with its January 2008 acquisition of the New Capital Markets Business and currently has seven fixed income research professionals covering over 150 companies and 20 dedicated fixed income sales professionals. Oppenheimer's fixed income research supports its investment banking and sales and trading activities. Its research is designed to identify debt issues that provide a combination of high yield plus capital appreciation over the short to medium term.

Public Finance – Oppenheimer's public finance department advises and raises capital for state and local governments, public agencies, private developers and other borrowers. The group has been built by developing and executing capital financing plans that meet our clients' objectives and by maintaining strong national institutional and retail securities distribution capabilities. Public Finance bankers have expertise in specific areas, including local governments and municipalities, primary and secondary schools, post secondary and private schools, state and local transportation entities, health care institutions, senior-living facilities, public utility providers, and project financing.

Municipal Trading – Oppenheimer has municipal trading desks located throughout the country that serve retail financial advisors within their regions as well as mid-tier institutional accounts. These desks serve Oppenheimer's financial advisors in supporting their high net worth clients' needs for taxable and non-taxable municipal securities.

PROPRIETARY TRADING

In the regular course of its business, Oppenheimer takes securities positions as a market maker and/or principal to facilitate customer transactions and for investment purposes. In making markets and when trading for its own account, Oppenheimer exposes its own capital to the risk of fluctuations in market value.

Equities- Oppenheimer acts as both principal and agent in the execution of its customers' orders. Oppenheimer buys, sells and maintains an inventory of a security in order to "make a market" in that security In executing customer orders for securities in which it does not make a market, Oppenheimer generally charges a commission and acts as agent, or will act as principal by marking the security up or down in a riskless transaction. However, when an order is in a security in which Oppenheimer makes a market, Oppenheimer normally acts as principal and purchases from or sells to its customers at a price which is approximately equal to the current inter-dealer market price plus or minus a mark-up or mark-down. The stocks in which Oppenheimer makes a market may also include those of issuers which are followed by Oppenheimer's research department.

Fixed Income - Oppenheimer trades and holds positions in public and private debt securities, including non-investment grade and distressed corporate securities as well as municipal securities. There may be a limited market for some of these securities and market quotes may be available from only a small number of dealers or inter-dealer brokers. While Oppenheimer normally holds such securities for a short period of time in order to facilitate client transactions, there is a risk of loss upon default by the borrower. These issuers may have high levels of indebtedness and be sensitive to adverse economic conditions, such as recession or increasing interest rates.

Proprietary Trading and Investment Activities - Oppenheimer holds positions in its trading accounts in securities in which it does not make a market and may engage from time to time in other types of principal transactions in securities. Oppenheimer has several trading departments including: a convertible bond department, a risk arbitrage department, a corporate bond dealer department, a municipal bond department, a government/mortgage backed securities department, and a department that underwrites and trades U.S. government agency issues, taxable corporate bonds, preferred shares, unit investment trusts and short term debt instruments. These departments continually purchase and sell securities and make markets in order to make a profit on the inter-dealer spread or to profit from investment. Although Oppenheimer from time to time holds an inventory of securities, more typically, it seeks to match customer buy and sell orders. In addition, Oppenheimer or OAM holds proprietary positions in equity or fixed income securities in which it may not act as a dealer.

The size of its securities positions vary substantially based upon economic and market conditions, allocations of capital, underwriting commitments and trading volume. Also, the aggregate value of inventories of securities which Oppenheimer may carry is limited by the Net Capital Rule. See "NET CAPITAL REQUIREMENTS", below and Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources."

The Company holds investments as general partner in a range of investment partnerships (hedge funds, fund of funds, private equity partnerships and real estate partnerships), which are offered to Oppenheimer hedge fund-qualified clients as well as qualified clients of other broker-dealers.

OPY CREDIT CORP.

Through OPY Credit Corp., the Company participates in loan syndications and operates as underwriting agent in leveraged financing transactions where it utilizes a warehouse facility provided by CIBC to extend financing commitments to third-party borrowers identified by the Company. Through OPY Credit Corp., the Company also trades corporate loans in the secondary market.

OPPENHEIMER TRUST COMPANY

Oppenheimer Trust offers a wide variety of trust services to the clients of Oppenheimer. This includes custody services, advisory services and specialized servicing options for clients. At December 31, 2008, Oppenheimer Trust held assets of approximately $900 million. Oppenheimer Trust presently has an application pending with the State of New Jersey Banking Department to become a commercial bank and with the Federal Deposit Insurance Corp ("FDIC") to access deposit insurance.

EVANSTON FINANCIAL INC.

Evanston is an FHA-approved mortgage originator and servicing company offering a variety of mortgage services to developers of commercial properties including apartments satisfying FHA criteria, elderly housing and nursing homes. Evanston also maintains a mortgage servicing portfolio in which it collects mortgage payments from mortgagees and passes these payments on to mortgage holders, charging a fee for its services.

ADMINISTRATION AND OPERATIONS

Administration and operations personnel are responsible for the processing of securities transactions; the receipt, identification and delivery of funds and securities; the maintenance of internal financial controls; accounting functions; custody of customers' securities; the handling of margin accounts for Oppenheimer and its correspondents; and general office services.

Oppenheimer executes its own and certain of its correspondents' securities transactions on all United States exchanges as well as many non-U.S. exchanges and in the over-the-counter market. Oppenheimer clears all of its securities transactions (i.e., it delivers securities that it has sold, receives securities that it has purchased and transfers related funds) through its own facilities and through memberships in various clearing corporations and custodian banks. Oppenheimer has recently introduced a multi-currency platform which enables it to facilitate client trades in securities denominated in foreign currencies. Oppenheimer is also a futures commission merchant and clears commodities transactions on a number of commodities exchanges for its clients that trade commodities through a correspondent firm on an omnibus basis.

EMPLOYEES

At December 31, 2008, the Company employed 3.399 employees (3,332 full time and 67 part time), of whom approximately 2,390 were registered personnel, including approximately 1,333 financial advisers.

COMPETITION

Oppenheimer encounters intense competition in all aspects of the securities business and competes directly with other securities firms, a significant number of which have substantially greater resources and offer a wider range of financial services. In addition, there has recently been increasing competition from other sources, such as commercial banks, insurance companies and certain major corporations that have entered the securities industry through acquisition, and from other entities. Additionally, foreign-based securities firms and commercial banks regularly offer their services in performing a variety of investment banking functions including: merger and acquisition advice, leveraged buy-out financing, merchant banking, and bridge financing, all in direct competition with U.S. broker-dealers.

During the financial crisis of 2008 and currently, several key market events drastically altered the landscape for financial institutions. Voluntary and involuntary consolidations among, and government assistance provided to, U.S. financial institutions has led to a greater concentration of capital. This, coupled with the ability of these financial institutions to finance their securities businesses with capital from other businesses, such as commercial banking deposits, as well as deriving an aura of stability in the mind of the public, may put the Company at a significant competitive disadvantage.

The Company believes that the principal factors affecting competition in the securities industry are the quality and ability of professional personnel and relative prices of services and products offered. The Company's ability to compete depends substantially on its ability to attract and retain qualified employees while managing compensation and other costs. Oppenheimer and its competitors employ advertising and direct solicitation of potential customers in order to increase business and furnish investment research publications in an effort to retain existing, and attract potential, clients. Many of Oppenheimer's competitors engage in these programs more extensively than does Oppenheimer.

BUSINESS CONTINUITY PLAN

The Company has a business continuity plan in place which is designed to enable it to continue to operate and provide services to its clients under a variety of circumstances in which one or more events may make one or more firm operating locations unavailable due to a local, regional or national emergency, or due to the failure of one or more systems that the Company relies upon to provide the services that it routinely provides to its clients, employees and various business partners and counterparties. The plan covers all business areas of the Company and provides contingency plans for technology, staffing, equipment, and communication to employees, clients and counterparties. While the plan is intended to address many types of business continuity issues, there could be certain occurrences, which by their very nature are unpredictable, and can occur in a manner that is outside of our planning guidelines and could render the Company's estimates of timing for recovery inaccurate. Under all circumstances it is the Company's intention to remain in business and to provide ongoing investment services, as if no disruption had occurred.

Oppenheimer maintains its headquarters and principal operating locations in New York City. In order to provide continuity for these facilities, the Company maintains back-up facilities (information technology, operations and data processing) in a "hard" site with extensive power and communications back-up systems. These facilities are maintained in multiple locations and, in addition, the Company occupies significant office facilities in locations around the United States, which could in an emergency, house dislocated staff members for a short or intermediate time frame. Oppenheimer relies on public utilities for power and phone services, industry specific entities for ultimate custody of client securities and market operations, and various industry vendors for services that are significant and important to our business for the execution, clearance and custody of client holdings, for the pricing and valuing of client holdings, and for permitting our Company's employees to communicate on an efficient basis. All of these service providers have assured the Company that they have made plans for providing continued service in the case of an unexpected event that might disrupt their services.

REGULATION

Self-Regulatory Organization Membership - Oppenheimer is a member firm of the following self-regulatory organizations ("SROs"): the Financial Industry Regulatory Authority ("FINRA"), the New York Futures Exchange, Inc., and the National Futures Association. In addition, Oppenheimer has satisfied the requirements of the Municipal Securities Rulemaking Board ("MSRB") for effecting customer transactions in municipal securities. Freedom is a member of FINRA. Oppenheimer is registered in Ontario, Canada as an International Dealer. Oppenheimer EU Ltd. is regulated by the Financial Services Authority in the United Kingdom. Oppenheimer Israel (OPCO) Ltd. is regulated by the Israeli Securities Authority. Oppenheimer is also a member of the Securities Industry and Financial Markets Association, a non-profit organization that represents the shared interests of participants in the global financial markets. The Company has access to a number of regional and national markets and is required to adhere to their applicable rules and regulations.

Securities Regulation - The securities industry in the United States is subject to extensive regulation under both federal and state laws. The Securities and Exchange Commission ("SEC") is the federal agency charged with administration of the federal securities laws. Much of the regulation of broker-dealers has been delegated to SROs such as FINRA (resulting from the merger in 2007 of the Oversight and Enforcement Divisions of the NYSE and the National Association of Securities Dealers, Inc. ("NASD")) and the National Futures Association. FINRA has been designated as the primary regulator of Oppenheimer and Freedom with respect to securities and option trading activities and the National Futures Association has been designated Oppenheimer's primary regulator with respect to commodities activities. SROs adopt rules (subject to approval by the SEC or the Commodities Futures Trading Commission ("CFTC"), as the case may be) governing the industry and conduct periodic examinations of Oppenheimer and Freedom's operations. Securities firms are also subject to regulation by state securities commissions in the states in which they do business. Oppenheimer and Freedom are each registered as a broker-dealer in the 50 states and the District of Columbia and Puerto Rico.

Broker-dealer Regulation - The regulations to which broker-dealers are subject cover all aspects of the securities business, including sales methods, trade practices among broker-dealers, the use and safekeeping of customers' funds and securities, capital structure of securities firms, record keeping and the conduct of directors, officers and employees. The SEC has adopted rules requiring underwriters to ensure that municipal securities issuers provide current financial information and imposing limitations on political contributions to municipal issuers by brokers, dealers and other municipal finance professionals. Additional legislation, changes in rules promulgated by the SEC, the CFTC and by SROs, or changes in the interpretation or enforcement of existing laws and rules may directly affect the method of operation and profitability of broker-dealers. The SEC, SROs (including FINRA) and state securities commissions may conduct administrative proceedings which can result in censure, fine, issuance of cease and desist orders or suspension or expulsion of a broker-dealer, its officers, or employees. These administrative proceedings, whether or not resulting in adverse findings, can require substantial expenditures and can have an adverse impact on the reputation of a broker-dealer. The principal purpose of regulating and disciplining broker-dealers is to protect customers and the securities markets rather than to protect creditors and shareholders.

Regulation NMS and Regulation SHO, passed in recent years by the SEC, have substantially affected the trading of equity securities and may impact the Company's business. These regulations are intended to increase transparency in the markets and have acted to further reduce spreads and with competition from electronic marketplaces to reduce commission rates paid by institutional investors.

Oppenheimer is also subject to regulation by the SEC and under certain state laws in connection with its business as an investment advisor and in connection with its research department activities.

Recent events connected to the worldwide credit crisis has made it highly likely the self-regulatory framework for financial institutions will be changed in the United States and around the world. The changes are likely to significantly reduce leverage available to financial institutions and increase transparency to regulators and investors of risks taken by such institutions. It is impossible to presently predict the nature of such rulemaking, but when enacted such regulations will likely increase compliance costs and reduce returns earned by financial service providers and intensify compliance overall. Any such action could have a material adverse affect on our business, financial condition and operations.

Margin lending by Oppenheimer is subject to the margin rules of the Board of Governors of the Federal Reserve System and FINRA. Under such rules, Oppenheimer is limited in the amount it may lend in connection with certain purchases of securities and is also required to impose certain maintenance requirements on the amount of securities and cash held in margin accounts. In addition, Oppenheimer may (and currently does) impose more restrictive margin requirements than required by such rules.

Trust Company Regulation – Oppenheimer Trust is a limited purpose trust company organized under the laws of New Jersey and is regulated by the New Jersey Department of Banking and Insurance.

The Sarbanes-Oxley Act of 2002 effected significant changes to corporate governance, auditing requirements and corporate reporting. This law generally applies to all companies, including the Company, with equity or debt securities registered under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Company has taken numerous actions, and incurred substantial expenses, in recent years to comply with the Sarbanes-Oxley Act, related regulations promulgated by the SEC and other corporate governance requirements of the NYSE. Management has determined that the Company's internal control over financial reporting as of December 31, 2008 was effective. See Item 8 under the caption "Management's Report on Internal Control over Financial Reporting".

NET CAPITAL REQUIREMENTS

As registered broker-dealers and member firms regulated by FINRA, Oppenheimer and Freedom are subject to certain net capital requirements pursuant to Rule 15c3-1 (the "Net Capital Rule") promulgated under the Exchange Act. The Net Capital Rule, which specifies minimum net capital requirements for registered brokers and dealers, is designed to measure the general financial integrity and liquidity of a broker-dealer and requires that at least a minimum part of its assets be kept in relatively liquid form.

Oppenheimer elects to compute net capital under an alternative method of calculation permitted by the Net Capital Rule. (Freedom computes net capital under the basic formula as provided by the Net Capital Rule.) Under this alternative method, Oppenheimer is required to maintain a minimum "net capital", as defined in the Net Capital Rule, at least equal to 2% of the amount of its "aggregate debit items" computed in accordance with the Formula for Determination of Reserve Requirements for Brokers and Dealers (Exhibit A to Rule 15c3-3 under the Exchange Act) or $1.5 million, whichever is greater. "Aggregate debit items" are assets that have as their source transactions with customers, primarily margin loans. Failure to maintain the required net capital may subject a firm to suspension or expulsion by FINRA, the SEC and other regulatory bodies and ultimately may require its liquidation. The Net Capital Rule also prohibits payments of dividends, redemption of stock and the prepayment of subordinated indebtedness if net capital thereafter would be less than 5% of aggregate debit items (or 7% of the funds required to be segregated pursuant to the Commodity Exchange Act and the regulations thereunder, if greater) and payments in respect of principal of subordinated indebtedness if net capital thereafter would be less than 5% of aggregate debit items (or 6% of the funds required to be segregated pursuant to the Commodity Exchange Act and the regulations thereunder, if greater). The Net Capital Rule also provides that the total outstanding principal amounts of a broker-dealer's indebtedness under certain subordination agreements (the proceeds of which are included in its net capital) may not exceed 70% of the sum of the outstanding principal amounts of all subordinated indebtedness included in net capital, par or stated value of capital stock, paid in capital in excess of par, retained earnings and other capital accounts for a period in excess of 90 days.

Net capital is essentially defined in the Net Capital Rule as net worth (assets minus liabilities), plus qualifying subordinated borrowings minus certain mandatory deductions that result from excluding assets that are not readily convertible into cash and deductions for certain operating charges. The Net Capital Rule values certain other assets, such as a firm's positions in securities, conservatively. Among these deductions are adjustments (called "haircuts") in the market value of securities to reflect the possibility of a market decline prior to disposition.

Compliance with the Net Capital Rule could limit those operations of the brokerage subsidiaries of the Company that require the intensive use of capital, such as underwriting and trading activities and the financing of customer account balances, and also could restrict the Company's ability to withdraw capital from its brokerage subsidiaries, which in turn could limit the Company's ability to pay dividends, repay debt and redeem or purchase shares of its outstanding capital stock. Under the Net Capital Rule, broker-dealers are required to maintain certain records and provide the SEC with quarterly reports with respect to, among other things, significant movements of capital, including transfers to a holding company parent or other affiliate. The SEC and/or SROs may in certain circumstances restrict the Company's brokerage subsidiaries' ability to withdraw excess net capital and transfer it to the Company or to other of the Operating Subsidiaries or to expand the Company's business. See note 14 to the consolidated financial statements for the year ended December 31, 2008 appearing in Item 8.

OTHER REQUIREMENTS

On July 31, 2006, the Company issued a Senior Secured Credit Note in the amount of $125.0 million at a variable interest rate based on LIBOR with a seven-year term to a syndicate led by Morgan Stanley Senior Funding Inc., as agent. On April 28, 2008, the Company paid down principal of $20.0 million, of which $16.3 million was due pursuant to the excess cash flow computation as of December 31, 2007 and the balance of $3.7 million was a voluntary repayment of principal. In accordance with the Senior Secured Credit Note, the Company has provided certain covenants to the lenders with respect to the maintenance of a minimum fixed charge ratio and maximum leverage ratio and minimum net capital requirements with respect to Oppenheimer.

On December 22, 2008, certain terms of the Senior Secured Credit Note were amended, including (1) revised financial covenant levels that require that (i) the Company maintain a maximum leverage ratio (total long-term debt divided by EBITDA) of 5.45 and (ii) the Company maintain a minimum fixed charge ratio (EBITDA adjusted for capital expenditures and income taxes divided by the sum of principal and interest payments on long-term debt) of 2.05; (2) an increase in scheduled principal payments as follows: 2009 - $400,000 per quarter plus $4.0 million on September 30, 2009 and 2010 - $500,000 per quarter plus $8.0 million on September 30, 2010; (3) an increase in the interest rate to LIBOR plus 450 basis points (an increase of 150 basis points); and (4) a pay-down of principal equal to the cost of any share repurchases made pursuant to the Normal Course Issuer Bid. In addition, the Company made a voluntary pre-payment of principal in the amount of $15 million plus interest. In the Company's view, the maximum leverage ratio and minimum fixed charge ratio represent the most restrictive covenants. At December 31, 2008, the Company was in compliance with all of its covenants.

The effective interest rate on the Senior Secured Credit Note for the year ended December 31, 2008 was 6.48%. Interest expense, as well as interest paid on a cash basis for the year ended December 31, 2008 on the Senior Secured Credit Note, was $4.6 million ($8.0 million in 2007 and $4.3 million in 2006). Of the $47.7 million principal amount outstanding at December 31, 2008, $5.6 million of principal is expected to be paid within 12 months.

The obligations under the Senior Secured Credit Note are guaranteed by certain of the Company's subsidiaries, other than broker-dealer subsidiaries, with certain exceptions, and are collateralized by a lien on substantially all of the assets of each guarantor, including a pledge of the ownership interests in each first-tier broker-dealer subsidiary held by a guarantor, with certain exceptions.

On January 14, 2008, in connection with the acquisition of the New Capital Markets Business, CIBC made a loan in the amount of $100.0 million and the Company issued a Subordinated Note to CIBC in the amount of $100.0 million at a variable interest rate based on LIBOR. The Subordinated Note is due and payable on January 31, 2014 with interest payable on a quarterly basis. The purpose of this note is to support the capital requirements of the New Capital Markets Businesses. In accordance with the Subordinated Note, the Company has provided certain covenants to CIBC with respect to the maintenance of a minimum fixed charge ratio and maximum leverage ratio and minimum net capital requirements with respect to Oppenheimer.

Effective December 23, 2008, certain terms of the Subordinated Note were amended, including (1) revised financial covenant levels that require that (i) the Company maintain a maximum leverage ratio of 6.45 and (ii) the Company maintain a minimum fixed charge ratio of 1.70; and (2) an increase in the interest rate to LIBOR plus 525 basis points (an increase of 150 basis points). In the Company's view, the maximum leverage ratio and minimum fixed charge ratio represent the most restrictive covenants. At December 31, 2008, the Company was in compliance with all of its covenants.

The effective interest rate on the Subordinated Note for the year ended December 31, 2008 was 6.96%. Interest expense, as well as interest paid on a cash basis for the year ended December 31, 2008, on the Subordinated Note was $6.9 million.

The Company participates in loan syndications through the Debt Capital Markets business acquired from CIBC. Through OPY Credit Corp., the Company operates as underwriting agent in leveraged financing transactions where it utilizes a warehouse facility provided by CIBC whereby CIBC extends financing commitments to third-party borrowers identified by the Company. The Company has exposure, up to a maximum of 10%, of the excess underwriting commitment provided by CIBC over CIBC's targeted loan retention (defined as "Excess Retention"). The Company quantifies its Excess Retention exposure by assigning a fair value to the underlying loan commitment provided by CIBC (in excess of what CIBC has agreed to retain) which is based on the market value of the loans trading in the secondary market. To the extent that the market value of the loans has decreased, the Company records an unrealized loss on the Excess Retention. Underwriting of loans pursuant to the warehouse facility is subject to joint credit approval by the Company and CIBC. The maximum aggregate principal amount of the warehouse facility is $1.5 billion of which the Company utilized $80.3 million and had Excess Retention of $5.3 million as of December 31, 2008. The Company recorded an unrealized loss of $2.5 million on mark-to-market exposures related to Excess Retention as of December 31, 2008.

Oppenheimer is a member of the Securities Investor Protection Corporation ("SIPC"), which provides, in the event of the liquidation of a broker-dealer, protection for customers' accounts (including the customer accounts of other securities firms when it acts on their behalf as a clearing broker) held by the firm of up to $500,000 for each customer, subject to a limitation of $100,000 for claims for cash balances. SIPC is funded through assessments on registered broker-dealers. In addition, Oppenheimer has purchased additional "excess SIPC" policy protection from Lloyd's of London of an additional $99.5 million (and $1 million for claims for cash balances) per customer. The "excess SIPC" policy has an aggregate limit of liability of $400.0 million. The Company has entered into an indemnity agreement with Lloyd's of London pursuant to which the Company has agreed to indemnify Lloyd's of London for losses incurred by Lloyd's under the policy.

The Company's principal place of business is at 20 Eglinton Avenue West, Suite 1110, Toronto, Ontario, Canada M4R 1K8 and its telephone number is (416) 322-1515. The Company's Internet address is www.opco.com. The Company makes available free of charge through its website its Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and other SEC filings and all amendments to those reports within 24 hours of such material being electronically filed with or furnished to the SEC.

Item 1A. RISK FACTORS

The Company's business and operations are subject to numerous risks. The material risks and uncertainties that management believes affect the Company are described below. The risks and uncertainties described below are not the only ones facing the Company. Additional risks and uncertainties that management is not aware of or focused on or that management currently deems immaterial may also impair the Company's business operations. If any of the following risks actually occur, the Company's financial condition and results of operations may be materially and adversely affected.

Developments in market and economic conditions have adversely affected, and may in the future adversely affect, the Company's business and profitability.

Performance in the financial services industry is heavily influenced by the overall strength of economic conditions and financial market activity, which generally have a direct and material impact on the Company's results of operations and financial condition. These conditions are a product of many factors, which are mostly unpredictable and beyond the Company's control, and may affect the decisions made by financial market participants. Uncertain or unfavorable market or economic conditions could result in reduced transaction volumes, reduced revenue and reduced profitability in any or all of the Company's principal businesses. For example:

- The Company's investment banking revenue, in the form of underwriting, placement and financial advisory fees, is directly related to the volume and value of the transactions as well as the Company's role in these transactions. In an environment of uncertain or unfavorable market or economic conditions such as occurred in the second half of 2008 and early 2009, the volume and size of capital-raising transactions and acquisitions and dispositions typically decrease, thereby reducing the demand for the Company's investment banking services and increasing price competition among financial services companies seeking such engagements. The market disruption which occurred in 2008 and early 2009 resulted in a reduction in the amount of investment banking business completed and a corresponding decline in the size of underwriting, placement and advisory fees the Company received. If the current market disruption continues or recurs at some point in the future, it may have a significant adverse impact on the Company's profitability.
- A downturn in the financial markets such as occurred during 2008 and early 2009, may result in a decline in the volume and value of trading transactions and, therefore, may lead to a decline in the revenue the Company generates from commissions on the execution of trading transactions and, in respect of its market-making activities, a reduction in the value of its trading positions and commissions and spreads.
- Financial markets are susceptible to severe events such as dislocations which may lead to reduced liquidity. Under these extreme conditions, the Company's risk management strategies may not be as effective as they might otherwise be under normal market conditions.
- Liquidity is essential to the Company's businesses. The Company's liquidity could be negatively affected by an inability to raise funding on a regular basis either in the short term market through bank borrowing or in the long term market through senior and subordinated borrowings. Such illiquidity could arise through a lowering of the Company's credit rating or through market disruptions unrelated to the Company. The availability of unsecured financing is largely dependent on our credit rating which is largely determined by factors such as the level and

quality of our earnings, capital adequacy, risk management, asset quality and business mix. The failure to secure the liquidity necessary for the Company to operate and grow could have a material adverse effect on the Company's financial condition and results of operations.

- Changes in interest rates, especially if such changes are rapid, high interest rates or uncertainty regarding the future direction of interest rates, may create a less favorable environment for certain of the Company's businesses, particularly its fixed income business, resulting in reduced business volume and reduced revenues. The reduction of interest rates to all-time record lows can and has substantially reduced the interest profits available to the Company through its margin lending and has also reduced profit contributions from money fund products and sponsored FDIC covered deposits. A continuation of these conditions would significantly harm the Company's business model.
- The Company expects to continue to commit its own capital to engage in proprietary trading, investing and similar activities, and uncertain or unfavorable market or economic conditions may reduce the value of its positions, resulting in reduced revenues.

The cyclical nature of the economy and the financial services industry leads to volatility in the Company's operating margins, due to the fixed nature of a portion of compensation expenses and many non-compensation expenses, as well as the possibility that the Company will be unable to scale back other costs at an appropriate time to match any decreases in revenue relating to changes in market and economic conditions. As a result, the Company's financial performance may vary significantly from quarter to quarter and year to year.

The Company may be adversely affected by the failure of the Auction Rate Securities Market.

In February 2008, the market for auction rate securities ("ARS") began experiencing disruptions due to the failure of auctions for preferred stocks issued to leverage closed end funds, municipal bonds backed by tax exempt issuers, and student loans backed by pools of student loans guaranteed by U.S. government agencies. These auction failures developed as a result of auction managers or dealers, typically large commercial or investment banks, deciding not to commit their own capital when there was insufficient demand from bidders to meet the supply of sales from sellers. The failure of the ARS market has prevented clients from liquidating holdings in these positions or posting these securities as collateral for loans. The Company operates in an agency capacity in this market and from time to time may hold ARS in its proprietary accounts and, as a result, is exposed to these liquidity issues as well. The Company believes that, although issuer redemptions of ARS have occurred, in excess of 50% of the overall ARS issued into the ARS market remain outstanding. There is no guarantee that further ARS issuer redemptions will occur and, if so, that the Company's clients' ARS will be redeemed.

Regulators have concluded, in many cases, that securities firms, primarily those that underwrote and supported the auctions for ARS, should be compelled to redeem them from customers. Underwriters and dealers in such securities have settled with various regulators and have commenced purchasing ARS from their clients. The Company is presently in discussions with several state regulatory agencies and FINRA with respect to such actions. The Company and several of its executives and employees are also the subject of enforcement action by the Massachusetts Securities Division in which the Division seeks to compel the Company to redeem the ARS held by the Company's clients that are residents of that state and certain other relief. Moreover, the Company is also named as a respondent in a number of arbitrations by its current or former clients as well as lawsuits, including two class action lawsuits, related to its sale of ARS. See

"Legal Proceedings" and "Management's Discussion and Analysis of Financial Condition and Results of Operations – Regulatory Environment – Other Regulatory Matters." If the disruptions in the ARS market do not cease, the Company may be further subject to claims by its clients or may be at a competitive disadvantage to those of its competitors that have already settled similar claims with their clients. The Company's customers held approximately $929.6 million of ARS at January 31, 2009, exclusive of amounts that were owned by Qualified Institutional Buyers ("QIB's"), transferred to the Company or purchased by customers after February 2008, or transferred from the Company to other securities firms after February 2008. If the Company were to purchase all of the ARS held by former or current clients who purchased such securities prior to the market's failure in February 2008, these purchases would likely have a material adverse effect on the Company's financial condition including its cash position. Therefore, before purchasing any of these securities, the Company would need to assess whether it had sufficient regulatory capital or borrowing capacity to do so. The Company does not currently believe that it is obligated to make any such purchases.

The Company has worked with financing sources to try to find a means for its clients to find liquidity from their ARS holdings and will continue to do so. The Company has taken or is considering taking various actions to facilitate the purchase of client-held ARS. However, there is no assurance that these efforts, if undertaken, will be successful. The Company is considering applying to become a bank holding company. If it were to become a bank holding company, the Company's business and financial condition could be adversely affected by new regulations applicable to bank holding companies. In addition, if the Company becomes a bank holding company, the Company will become subject to the comprehensive, consolidated supervision and regulation of the Federal Reserve Board, including risk-based and leverage capital requirements and information reporting requirements, as a state or nationally-chartered commercial bank.

The Company has been reviewing its charter with a view to moving the situs of the Company to the United States in order to, among other things, potentially avail itself of various programs sponsored by the U.S. Treasury and the FDIC which may be available only to U.S.-based companies that might under certain circumstances provide the liquidity necessary to permit the Company to redeem ARS from its clients. Some of these programs, if made available to the Company, could require the Company to issue preferred shares to the Government or warrants to purchase Class A Shares, either of which actions would be dilutive to the current shareholders of the Company.

Markets have experienced, and may continue to experience, periods of high volatility accompanied by reduced liquidity.

Financial markets are susceptible to severe events evidenced by rapid depreciation in asset values accompanied by a reduction in asset liquidity. Under these extreme conditions, hedging and other risk management strategies may not be effective. Severe market events have historically been difficult to predict, and significant losses could be realized in the wake of such events.

The Company has experienced significant pricing pressure in areas of its business, which may impair its revenues and profitability.

In recent years the Company has experienced significant pricing pressures on trading margins and commissions in debt and equity trading. In the fixed income market, regulatory requirements have resulted in greater price transparency, leading to increased price competition and decreased trading margins. In the equity market, the Company has experienced increased pricing pressure from institutional clients to reduce commissions, and this pressure has been augmented by the increased use of electronic and direct market access trading, which have created additional downward pressure on trading margins. The trend toward using alternative trading systems is continuing to grow, which may result in decreased commission and trading revenue, reduce the Company's participation in the trading markets and its ability to access market information, and lead to the creation of new and stronger competitors. Institutional clients also have pressured financial services firms to alter "soft dollar" practices under which brokerage firms bundle the cost of trade execution with research products and services. Some institutions are entering into arrangements that separate (or "unbundle") payments for research products or services from sales commissions. These arrangements have increased the competitive pressures on sales commissions and have affected the value the Company's clients place on high-quality research. Moreover, the Company's inability to reach agreement regarding the terms of unbundling arrangements with institutional clients who are actively seeking such arrangements could result in the loss of those clients, which would likely reduce the level of institutional commissions. The Company believes that price competition and pricing pressures in these and other areas will continue as institutional investors continue to reduce the amounts they are willing to pay, including reducing the number of brokerage firms they use, and some of our competitors seek to obtain market share by reducing fees, commissions or margins. Additional pressure on sales and trading revenue may impair the profitability of the Company's business.

The volume of anticipated investment banking transactions may differ from actual volume.

The completion of anticipated investment banking transactions in the Company's pipeline is uncertain and beyond its control, and its investment banking revenue is typically earned upon the successful completion of a transaction. In most cases the Company receives little or no payment for investment banking engagements that do not result in the successful completion of a transaction. For example, a client's acquisition transaction may be delayed or terminated because of a failure to agree upon final terms with the counterparty, failure to obtain necessary regulatory consents or board or stockholder approvals, failure to secure necessary financing, adverse market conditions or unexpected financial or other problems in the client's or counterparty's business. If the parties fail to complete a transaction on which the Company is advising or an offering in which it is participating, the Company will earn little or no revenue from the transaction but may incur expenses including but not limited to legal fees. The Company may perform services subject to an engagement agreement and the client may refuse to pay fees due under such agreement, requiring the Company to re-negotiate fees or commence legal action for collection of such earned fees. Accordingly, the Company's business is highly dependent on market conditions, the decisions and actions of its clients and interested third parties. The number of engagements the Company has at any given time is subject to change and may not necessarily result in future revenues. In 2008, there was a substantial reduction in the number and aggregate dollar volume of global mergers and acquisitions transactions and securities offerings. If this trend were to continue, the aggregate investment banking revenue of the Company would likely be lower than levels achieved in 2008.

The ability to attract, develop and retain highly skilled and productive employees is critical to the success of the Company's business.

The Company faces intense competition for qualified employees from other businesses in the financial services industry, and the performance of its business may suffer to the extent it is unable to attract and retain employees effectively, particularly given the relatively small size of the Company and its employee base compared to some of its competitors. The primary sources of revenue in each of the Company's business lines are commissions and fees earned on advisory and underwriting transactions and customer accounts managed by its employees, who are regularly recruited by other firms and in certain cases are able to take their client relationships with them when they change firms. Some specialized areas of the Company's business are operated by a relatively small number of employees, the loss of any of whom could jeopardize the continuation of that business following the employee's departure.

The Company depends on its senior employees and the loss of their services could harm its business.

The Company's success is dependent in large part upon the services of its senior executives and employees. Any loss of service of the CEO may adversely affect the business and operations of the Company. The Company maintains key man insurance on the life of its CEO. If the Company's senior executives or employees terminate their employment and the Company is unable to find suitable replacements in relatively short periods of time, its operations may be materially and adversely affected.

Underwriting and market-making activities may place capital at risk.

The Company may incur losses and be subject to reputational harm to the extent that, for any reason, it is unable to sell securities it purchased as an underwriter at the anticipated price levels. As an underwriter, the Company is subject to heightened standards regarding liability for material misstatements or omissions in prospectuses and other offering documents relating to offerings it underwrites. Any such misstatement or omission could subject the Company to enforcement action by the SEC and claims of investors, either of which could have a material adverse impact on the Company's results of operations, financial condition and reputation. As a market maker, the Company may own large positions in specific securities, and these undiversified holdings concentrate the risk of market fluctuations and may result in greater losses than would be the case if its holdings were more diversified.

Increases in capital commitments in our proprietary trading, investing and similar activities increase the potential for significant losses.

The trend in capital markets is toward larger and more frequent commitments of capital by financial services firms in many of their activities. The acquisition of the New Capital Markets Business has resulted in an increased commitment of the Company's own capital to engage in proprietary trading, principal investing and similar activities. The Company's results of operations for a given period may be affected by the nature and scope of these activities and such activities will subject the Company to market fluctuations and volatility that may adversely affect the value of its positions, which could result in significant losses and reduce its revenues and profits. In addition, increased commitment of capital will expose the Company to the risk that a counterparty will be unable to meet its obligations, which could lead to financial losses that could adversely affect the Company's results of operations. These activities may lead to a greater concentration of risk, which may cause the Company to suffer losses even when business conditions are generally favorable for others in the industry.

The Company may make strategic acquisitions of businesses, engage in joint ventures or divest or exit existing businesses, which could result in unforeseen expenses or disruptive effects on its business.

From time to time, the Company may consider acquisitions of other businesses or joint ventures with other businesses. For example, on January 14, 2008, the Company acquired the New Capital Markets Business. For information on the acquisition, see note 18 to the Company's consolidated financial statements for the year ended December 31, 2008 included in Item 8. Any acquisition or joint venture that the Company determines to pursue will be accompanied by a number of risks. After the announcement or completion of an acquisition or joint venture, the Company's share price could decline if investors view the transaction as too costly or unlikely to improve its competitive position. Costs or difficulties relating to such a transaction, including integration of products, employees, officers, technology systems, accounting systems and management controls, may be difficult to predict accurately and be greater than expected causing the Company's estimates to differ from actual results. The Company may be unable to retain key personnel after the transaction, and the transaction may impair relationships with customers and business partners. In addition, the Company may be unable to achieve anticipated benefits and synergies from the transaction as fully as expected or within the expected time frame. Divestitures or elimination of existing businesses or products could have similar effects. These difficulties could disrupt the Company's ongoing business, increase its expenses and adversely affect its operating results and financial condition.

If the Company is unable to repay its outstanding indebtedness when due, its operations may be materially, adversely affected.

At December 31, 2008, the Company had an aggregate indebtedness of approximately $1.1 billion. The Company cannot assure that its operations will generate funds sufficient to repay its existing debt obligations as they come due. The Company's failure to repay its indebtedness and make interest payments as required by its debt obligations could have a material adverse affect on its operations and financial condition. The Company had senior and subordinated debt outstanding at December 31, 2008. If the Company is unable to meet its covenants under these obligations, the debt could be accelerated.

The Company is subject to extensive securities regulation and the failure to comply with these regulations could subject it to penalties or sanctions.

The securities industry and the Company's business are subject to extensive regulation by the SEC, state securities regulators and other governmental regulatory authorities. The Company is also regulated by industry self-regulatory organizations, including FINRA and the MSRB. The Company may be adversely affected by changes in the interpretation or enforcement of existing laws and rules by these governmental authorities and self-regulatory organizations. The regulatory environment is subject to change and the Company may be adversely affected as a result of new or revised legislation or regulations imposed by the SEC, other federal or state governmental regulatory authorities, or self-regulatory organizations. In response to current market conditions, the regulatory environment to which the Company is subjected may intensify if additional rules are adopted by the Company's regulators.

Oppenheimer is a registered broker-dealer with the SEC and is primarily regulated by FINRA. Broker-dealers are subject to regulations which cover all aspects of the securities business, including:

- sales methods and supervision;
- trading practices among broker-dealers;
- use and safekeeping of customers' funds and securities;
- anti-money laundering and Patriot Act compliance;
- capital structure of securities firms;
- compliance with lending practices (Regulation T);
- record keeping; and
- the conduct of directors, officers and employees.

Compliance with many of the regulations applicable to the Company involves a number of risks, particularly in areas where applicable regulations may be subject to varying interpretation. The requirements imposed by these regulations are designed to ensure the integrity of the financial markets and to protect customers and other third parties who deal with the Company. Consequently, these regulations often serve to limit the Company's activities, including through net capital, customer protection and market conduct requirements. Much of the regulation of broker-dealers has been delegated to self-regulatory organizations, principally FINRA, which is the Company's primary regulatory agency. FINRA adopts rules, subject to approval by the SEC, which govern its members and conducts periodic examinations of member firms' operations.

If the Company is found to have violated any applicable regulations, formal administrative or judicial proceedings may be initiated against it that may result in:

- censure;
- fine;
- civil penalties, including treble damages in the case of insider trading violations;
- the issuance of cease-and-desist orders;
- the deregistration or suspension of our broker-dealer activities;
- the suspension or disqualification of our officers or employees; or
- other adverse consequences.

The imposition of any of these or other penalties could have a material adverse effect on our operating results and financial condition. For a more detailed description of the regulatory scheme under which the Company operates, see Item 1 under the caption "Regulation" and Item 7 under the caption "Managements' Discussion and Analysis of Financial Condition and Results of Operations - Regulation".

The Company is considering applying to become a bank holding company. If it were to become a bank holding company, the Company's business and financial condition could be adversely affected by new regulations applicable to bank holding companies. In addition, if the Company becomes a bank holding company, the Company will become subject to the comprehensive, consolidated supervision and regulation of the Federal Reserve Board, including risk-based and leverage capital requirements and information reporting requirements, as a state or nationally-chartered commercial bank.

Failure to comply with net capital requirements could subject the Company to suspension or revocation by the SEC or suspension or expulsion by FINRA.

Oppenheimer and Freedom are subject to the SEC's Net Capital Rule which requires the maintenance of minimum net capital. For a more detailed description of the regulatory scheme under which the Company operates see Item 1 under the caption "Net Capital Requirements". Failure to comply with net capital requirements could subject the Company to suspension or revocation by the SEC or suspension or expulsion by FINRA.

If the Company violates the securities laws, or is involved in litigation in connection with a violation, the Company's reputation and results of operations may be adversely affected.

Many aspects of the Company's business involve substantial risks of liability. An underwriter is exposed to substantial liability under federal and state securities laws, other federal and state laws, and court decisions, including decisions with respect to underwriters' liability and limitations on indemnification of underwriters by issuers. For example, a firm that acts as an underwriter may be held liable for material misstatements or omissions of fact in a prospectus used in connection with the securities being offered or for statements made by its securities analysts or other personnel. In recent years, there has been an increasing incidence of litigation involving the securities industry, including class actions that seek substantial damages. The Company's underwriting activities will usually involve offerings of the securities of smaller companies, which often involve a higher degree of risk and are more volatile than the securities of more established companies. In comparison with more established companies, smaller companies are also more likely to be the subject of securities class actions, to carry directors and officers liability insurance policies with lower limits or not at all, and to become insolvent. In addition, in market downturns, claims tend to increase. Each of these factors increases the likelihood that an underwriter may be required to contribute to an adverse judgment or settlement of a securities lawsuit.

In the normal course of business, the Operating Subsidiaries have been and continue to be the subject of numerous civil actions and arbitrations arising out of customer complaints relating to our activities as a broker-dealer, as an employer and as a result of other business activities. In turbulent times such as these, the volume of claims and amount of damages sought in litigation and regulatory proceedings against financial institutions have historically escalated. If the Company misjudged the amount of damages that may be assessed against it from pending or threatened claims, or if the Company is unable to adequately estimate the amount of damages that will be assessed against it from claims that arise in the future and reserve accordingly, its financial condition and results of operations may be materially adversely affected.

The value of the Company's goodwill and intangible assets may become impaired.

A substantial portion of the Company's assets arise from goodwill and intangibles recorded as a result of business acquisitions it has made. The Company is required to perform a test for impairment of such goodwill and intangible assets, at least annually. To the extent that there are continued declines in the markets and general economy, impairment may become more likely. If the test resulted in a write-down of goodwill and/or intangible assets, the Company would incur a significant loss. For further discussion of this risk, see note 15 to the consolidated financial statements appearing under Item 8.

Severe weather, natural disasters, acts of war or terrorism and other external events could significantly impact the Company's business.

Severe weather, natural disasters, acts of war or terrorism and other adverse external events could have a significant impact on the Company's ability to conduct business. Although management has established disaster recovery policies and procedures, the occurrence of any such event could have a material adverse effect on the Company's business, which, in turn, could have a material adverse effect on the Company's financial condition and results of operations. The Company maintains a disaster recovery site to aid it in reacting to circumstances such as those described above. The plans and preparations for such eventualities including the site itself may not be adequate or effective for their intended purpose.

The Company's risk management policies and procedures may leave it exposed to unidentified risks or an unanticipated level of risk.

The policies and procedures the Company employs to identify, monitor and manage risks may not be fully effective. Some methods of risk management are based on the use of observed historical market behavior. As a result, these methods may not predict future risk exposures, which could be significantly greater than historical measures indicate. Other risk management methods depend on evaluation of information regarding markets, clients or other matters that are publicly available or otherwise accessible by the Company. This information may not be accurate, complete, up-to-date or properly evaluated. Management of operational, legal and regulatory risk requires, among other things, policies and procedures to properly record and verify a large number of transactions and events. The Company cannot give assurances that its policies and procedures will effectively and accurately record and verify this information. See Item 7A, "Quantitative and Qualitative Disclosures About Market Risk".

The Company seeks to monitor and control its risk exposure through a variety of separate but complementary financial, credit, operational and legal reporting systems. The Company believes that it effectively evaluates and manages the market, credit and other risks to which it is exposed. Nonetheless, the effectiveness of the Company's ability to manage risk exposure can never be completely or accurately predicted or fully assured. For example, unexpectedly large or rapid movements or disruptions in one or more markets or other unforeseen developments can have a material adverse effect on the Company's financial condition and results of operations. The consequences of these developments can include losses due to adverse changes in securities values, decreases in the liquidity of trading positions, higher volatility in earnings, increases in the Company's credit risk to customers as well as to third parties and increases in general systemic risk.

Credit risk may expose the Company to losses caused by the inability of borrowers or other third parties to satisfy their obligations.

The Company is exposed to the risk that third parties that owe it money, securities or other assets will not perform their obligations. These parties include:

- trading counterparties;
- customers;
- clearing agents;
- exchanges;
- clearing houses; and
- other financial intermediaries as well as issuers whose securities we hold.

These parties may default on their obligations owed to the Company due to bankruptcy, lack of liquidity, operational failure or other reasons. This default risk may arise, for example, from:

- holding securities of third parties;
- executing securities trades that fail to settle at the required time due to non-delivery by the counterparty or systems failure by clearing agents, exchanges, clearing houses or other financial intermediaries; and
- extending credit to clients through bridge or margin loans or other arrangements.

The exposure to credit risk is heightened in the current economic environment in which default rates across many asset classes are expected to increase. Significant failures by third parties to perform their obligations owed to the Company could adversely affect the Company's revenue and its ability to borrow in the credit markets.

Defaults by another large financial institution could adversely affect financial markets generally.

In the fourth quarter of 2008, Lehman Brothers filed for bankruptcy protection and financial institutions including the Federal National Mortgage Association, the Federal Home Loan Mortgage Corporation, Citigroup, Bank of America, and American International Group, Inc. needed to accept substantial funding from the Federal government. The commercial soundness of many financial institutions may be closely interrelated as a result of credit, trading, clearing, or other relationships between these institutions. As a result, concerns about, or a default or threatened default by one institution could lead to significant market-wide liquidity and credit problems, losses, or defaults by other institutions. This is sometimes referred to as "systemic risk" and may adversely affect financial intermediaries, such as clearing agencies, clearing houses, banks, securities firms and exchanges with which the Company interacts on a daily basis, and therefore could affect the Company.

The failure of guarantors could adversely affect the pricing of securities and their trading markets.

Monoline insurance companies, commercial banks and other insurers regularly issue credit enhancements to issuers in order to permit them to receive higher credit ratings than would otherwise be available to them. As a result, the failure of any of these guarantors could and would suddenly and immediately result in the depreciation in the price of the securities that have been guaranteed or enhanced by such entity. This failure could adversely affect the markets in general and the liquidity of the securities that are so affected. This disruption could create losses for holders of affected securities including the Company. In addition, rating agency downgrades of the debt or deposit or claims paying ability of these guarantors could result in reduction in the prices of securities held by the Company which are guaranteed by such guarantors.

The precautions the Company takes to prevent and detect employee misconduct may not be effective and it could be exposed to unknown and unmanaged risks or losses.

The Company runs the risk that employee misconduct could occur. Misconduct by employees could include:

- employees binding the Company to transactions that exceed authorized limits or present unacceptable risks to the Company;
- employee theft and improper use of Company or client property;
- employees hiding unauthorized or unsuccessful activities from the Company; or

- the improper use of confidential information.

These types of misconduct could result in unknown and unmanaged risks or losses to the Company including regulatory sanctions and serious harm to its reputation. The precautions the Company takes to prevent and detect these activities may not be effective. If employee misconduct does occur, the Company's business operations could be materially adversely affected.

The Company's information systems may experience an interruption or breach in security.

The Company relies heavily on communications and information systems to conduct its business. Any failure, interruption or breach in security of these systems could result in failures or disruptions in the Company's customer relationship management, general ledger, and other systems. While the Company has policies and procedures designed to prevent or limit the effect of the failure, interruption or security breach of its information systems, there can be no assurance that any such failures, interruptions or security breaches will not occur or, if they do occur, that they will be adequately addressed. The occurrence of any failures, interruptions or security breaches of the Company's information systems could damage the Company's reputation, result in a loss of customer business, subject the Company to additional regulatory scrutiny, or expose the Company to civil litigation and possible financial liability, any of which could have a material adverse effect on the Company's financial condition and results of operations.

The Company continually encounters technological change.

The financial services industry is continually undergoing rapid technological change with frequent introductions of new technology-driven products and services. The effective use of technology increases efficiency and enables financial institutions to better serve customers and reduce costs. The Company's future success depends, in part, upon its ability to address the needs of its customers by using technology to provide products and services that will satisfy customer demands, as well as to create additional efficiencies in the Company's operations. Many of the Company's competitors have substantially greater resources to invest in technological improvements. The Company may not be able to effectively implement new technology-driven products and services or be successful in marketing these products and services to its customers. Failure to successfully keep pace with technological change affecting the financial services industry could have a material adverse impact on the Company's business and, in turn, the Company's financial condition and results of operations.

The business operations that are conducted outside of the United States subject the Company to unique risks.

To the extent the Company conducts business outside the United States, it is subject to risks including, without limitation, the risk that it will be unable to provide effective operational support to these business activities, the risk of non-compliance with foreign laws and regulations, the general economic and political conditions in countries where it conducts business and currency fluctuations. As a result of the acquisition of the New Capital Markets Business, the Company has operations in Israel, the United Kingdom, and Hong Kong, China. If the Company is unable to manage these risks effectively, its reputation and results of operations could be harmed.

Risks associated with the Company's stock.

The Company's stock price can be volatile.

Stock price volatility may make it difficult for an investor to resell the Company's Class A Shares at the times and at the prices desired. The price of the Class A Shares can fluctuate significantly in response to a variety of factors including, among other things:

- actual or anticipated variations in quarterly results of operations;
- operating and stock price performance of other companies that investors deem comparable to the Company;
- news reports relating to trends, concerns and other issues in the financial services industry;
- perceptions in the marketplace regarding the Company and/or its competitors;
- new technology used, or services offered, by competitors;
- significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving the Company or its competitors;
- a downturn in the overall economy or the equity markets in particular;
- failure to effectively integrate acquisitions or realize anticipated benefits from acquisitions; and
- the occurrence of any of the other events described in these Risk Factors.

General market fluctuations, industry factors and general economic and political conditions and events, such as economic slowdowns or recessions, interest rate changes or credit loss trends, could also cause the Company's stock price to decrease regardless of operating results.

The trading volume in the Company's Class A Shares is less than that of larger financial services companies.

Although the Company's Class A Shares are listed for trading on the NYSE, the trading volume in its Class A Shares is less than that of larger financial services companies. A public trading market having the desired characteristics of depth, liquidity and orderliness depends on the presence in the marketplace of willing buyers and sellers of the Company's Class A Shares at any given time. This presence depends on the individual decisions of investors and general economic and market conditions over which the Company has no control. Given the lower trading volume of the Company's Class A Shares, significant sales of the Company's Class A Shares, or the expectation of these sales, could cause the Company's stock price to fall and increases the volatility of the Class A Shares generally.

The holders of Class A Shares do not have the ability to vote on most corporate matters which limits the influence that these holders have over the Company.

The Company issues two classes of shares, Class A Shares and Class B voting shares ("Class B Shares"). At December 31, 2008, there were 99,680 Class B Shares outstanding compared to 12,899,465 Class A Shares. The voting power associated with the Class B Shares allows holders of Class B Shares to effectively exercise control over all matters requiring shareholder approval, including the election of all directors and approval of significant corporate transactions, and other matters affecting the Company. This voting power may have the effect of delaying or preventing a change in control of the Company. The controlling shareholder(s) may have potential conflicts of interest with other shareholders, as discussed in Item 4, "Submission of Matters to a Vote of Security Holders".

Possible additional issuances of the Company's stock will cause dilution.

At December 31, 2008, the Company had 12,899,465 Class A Shares outstanding, outstanding employee stock options to purchase a total of 950,732 Class A Shares, as well as outstanding unvested stock awards granted for an additional 508,447 Class A Shares. The Company is further authorized to issue up to 934,997 Class A Shares under share-based compensation plans, for which shareholder approval has already been obtained. As part of the consideration for the New Capital Markets Business, the Company issued to CIBC warrants to purchase 1,000,000 Class A Shares on January 14, 2013 at an exercise price of $48.62 per share. The Company may also issue Class A Shares in an indeterminate amount as payment for CIBC's earn-out in the New Capital Markets Business for the five year period ending in 2013. As the Company issues additional shares, shareholders' holdings will be diluted, perhaps significantly.

Item 1B. UNRESOLVED STAFF COMMENTS

None.

Item 2. PROPERTIES

The Company maintains offices at 20 Eglinton Avenue West, Toronto, Ontario, Canada for general administrative activities. Most day-to-day management functions are conducted at the executive offices of Oppenheimer at 125 Broad Street, New York, New York. Through its new office at 300 Madison Ave., New York, New York (obtained in connection with the acquisition of the New Capital Markets Business), the Company acquired space that serves as the base for most of Oppenheimer's research, trading and investment banking activities, although other offices also have employees who work in these areas. Asset Management services are offered from the Company's office at 200 Park Avenue, New York, New York, although other offices also have employees who work in this area. Generally, the offices outside of 125 Broad Street, and 300 Madison serve as bases for sales representatives who process trades and provide other brokerage services in co-operation with Oppenheimer's New York office using the data processing facilities located there. The Company maintains an office in Troy, Michigan, which among other things, houses its human resources department. Freedom conducts its business from its offices located in Edison, N.J. Management believes that its present facilities are adequate for the purposes for which they are used and have adequate capacity to provide for presently contemplated future uses.

The Company and its subsidiaries own no real property, but at December 31, 2008, occupied office space totaling approximately 941,600 square feet in 86 locations under standard commercial terms expiring between 2009 and 2019. If any leases are not renewed, the Company believes it could obtain comparable space elsewhere on commercially reasonable rental terms.

Item 3. LEGAL PROCEEDINGS

Many aspects of the Company's business involve substantial risks of liability. In the normal course of business, the Company has been the subject of customer complaints and has been named as defendant or co-defendant in various lawsuits creating substantial exposure. The Company is also involved from time to time in certain governmental and self-regulatory agency investigations and proceedings. These proceedings arise primarily from securities brokerage, asset management and investment banking activities. There has been an increased incidence of regulatory investigations in the financial services industry in recent years, including customer claims, seeking in total substantial damages.

While the ultimate resolution of routine pending litigation and other matters cannot be currently determined, in the opinion of management, after consultation with legal counsel, the Company has no reason to believe that the resolution of these matters will have a material adverse effect on its financial condition. However, the Company's results of operations could be materially affected during any period if liabilities in that period differ from prior estimates. In addition, an adverse result in any of the matters set forth below, each of which are at a preliminary stage, may have a material adverse effect on the Company's financial condition, including its cash position. The materiality of legal matters to the Company's future operating results depends on the level of future results of operations as well as the timing and ultimate outcome of such legal matters. See "Risk Factors – The Company may be adversely affected by the failure of the Auction Rate Securities Market", "Factors Affecting 'Forward-Looking Statements" and "Management's Discussion and Analysis of Financial Condition and Results of Operations – Regulatory Environment."

Auction Rate Securities Matters

For a number of years, the Company has offered Auction Rate Securities ("ARS") to its clients. A significant portion of the market in auction rate securities has 'failed' because, in the current tight credit market, the dealers are no longer willing or able to purchase the imbalance between supply and demand for auction rate securities. See "Management's Discussion and Analysis of Financial Condition and Results of Operations – Regulatory Environment."

On April 11, 2008, Oppenheimer (and a number of its affiliates) was named as a defendant in a proposed class action complaint captioned *Bette M. Grossman vs. Oppenheimer & Co. Inc. et. al.* in the United States District Court for the Southern District of New York. The complaint alleges, among other things, that Oppenheimer violated Section 10 (b) of the Securities Exchange Act of 1934 (as well as other provisions of the Federal securities laws) by making material misstatements and omissions and engaging in deceptive activities in the offer and sale of ARS. Oppenheimer filed an answer to the complaint denying the allegations. Oppenheimer believes it has meritorious defenses to the claims raised in the lawsuit and intends to defend against these claims vigorously.

On May 12, 2008, Oppenheimer (and a number of its affiliates) was named as a defendant in a proposed class action complaint captioned *David T. Vining vs. Oppenheimer & Co. Inc. et. al.* in the United States District Court for the Southern District of New York. The complaint alleges, among other things, that Oppenheimer violated Section 10 (b) of the Securities Exchange Act of 1934 (as well as other provisions of the Federal securities laws) by making material misstatements and omissions and engaging in deceptive activities in the offer and sale of ARS. Oppenheimer filed an answer to the complaint denying the allegations. Oppenheimer believes it has meritorious defenses to the claims raised in the lawsuit and intends to defend against these claims vigorously.

Oppenheimer has been responding to inquiries from the SEC, FINRA and several state regulators as part of an industry-wide review of the marketing and sale of ARS. On November 18, 2008, the Securities Division of the Office of the Secretary of the Commonwealth of Massachusetts filed an administrative complaint against

Oppenheimer and certain of its executives and employees alleging various causes of action with respect to the sale by Oppenheimer of ARS to its clients. See "Management's Discussion and Analysis of Financial Condition and Results of Operations – Regulatory Environment – Other Regulatory Matters."

Oppenheimer offered ARS to its clients in the same manner as dozens of other "downstream" firms in the ARS marketplace -- as an available cash management option for clients seeking to increase their yields on short-term investments similar to a money market fund. The Company believes that Oppenheimer's participation therefore differs dramatically from that of the larger broker-dealers who have recently entered into settlements with state and federal regulators, agreeing to purchase billions of dollars of their clients' ARS holdings. Unlike these other broker-dealers, Oppenheimer did not act as the lead or sole lead managing underwriter or dealer in any ARS auctions during the relevant time period, did not enter support bids to ensure that any ARS auctions cleared, and played no role in any decision by the lead underwriters or broker-dealers to discontinue entering support bids and allowing auctions to fail.

In February 2009, Oppenheimer received notification of a filing of an arbitration claim before FINRA captioned *U.S. Airways v. Oppenheimer & Co. Inc., et al.* seeking an award compelling Oppenheimer to repurchase approximately $250 million in ARS previously purchased by U.S. Airways through Oppenheimer or, alternatively, an award rescinding such sale. U.S. Airways is also seeking an award of punitive damages from Oppenheimer as well as interest on such award. U.S. Airways bases its claim on numerous causes of action including, but not limited to, gross negligence, fraudulent misrepresentation, suitability, breach of contract and breach of fiduciary duty. Oppenheimer intends to vigorously defend against any such claims. U.S. Airways is a publicly-traded corporation that bought and sold ARS for many years through several broker dealers (including the prior employer of the financial advisor), not just Oppenheimer. It is a "Qualified Institutional Buyer" (as defined in Rule 144A of the Securities Exchange Act of 1934) and purchased ARS for cash management purposes.

In February 2009, the Company was served with an arbitration claim before FINRA captioned *Hansen Beverage Company v. Oppenheimer & Co. Inc., et al.* Hansen demands that its investments in approximately $60 million in ARS, which are currently illiquid and which Hansen purchased from Oppenheimer, be rescinded. The Statement of Claim alleges that Oppenheimer misrepresented liquidity and market risks in the ARS market when recommending ARS to Hansen. The Company has not filed its responsive pleadings, but intends to assert that it did not make any misrepresentations or omissions in its dealings with Hansen. Further, as of this date, approximately $16 million of the $60 million Hansen held in ARS have been redeemed by their issuers.

See "RISK FACTORS – The Company may be adversely affected by the failure of the Auction Rate Securities Market" and note 13 to the consolidated financial statements appearing in Item 8.

Item 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

The Class B Shares, the Company's only class of voting securities, are not registered under the Exchange Act and are not required to be registered. The Class B Shares are owned by fewer than 500 shareholders of record. Consequently, the Company is not required under Section 14 of the Exchange Act to furnish proxy soliciting material or an information statement to holders of the Class B Shares. However, the Company is required under applicable Canadian securities laws to provide proxy soliciting material, including a management proxy circular, to the holders of its Class B Shares.

Pursuant to the Company's Articles of Incorporation, holders of Class A Shares, although not entitled to vote thereat, are entitled to receive notices of shareholders' meetings and to receive all informational documents required by law or otherwise to be provided to holders of Class B Shares. In addition, holders of Class A Shares are entitled to attend and speak at all meetings of shareholders, except class meetings not including the Class A Shares.

In the event of either a "take-over bid" or an "issuer bid" (as those terms are defined in the Securities Act (Ontario)) being made for the Class B Shares and no corresponding offer being made to purchase Class A Shares, the holders of Class A Shares would have no right under the Articles of Incorporation of the Company or under any applicable statute to require that a similar offer be made to them to purchase their Class A Shares.

No matters were submitted to the Company's shareholders during the fourth quarter of the Company's 2008 fiscal year.

PART II

Item 5. MARKET FOR THE REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

(a) The Company's Class A Shares are listed and traded on the NYSE (trading symbol "OPY") and were listed on the Toronto Stock Exchange ("TSX") until August 31, 2007 when the Company voluntarily chose to de-list them. The Class B Shares are not traded on any stock exchange in Canada or the United States and, as a consequence, there is only limited trading in the Class B Shares. The Company does not presently contemplate listing the Class B Shares in the United States on any national or regional stock exchange or on NASDAQ.

The following tables set forth the high and low sales prices of the Class A Shares on the TSX and on the NYSE for the 2007 and 2008 fiscal years. Prices provided are in Canadian dollars or U.S. dollars as indicated and are based on data provided by the TSX and the NYSE.

Class A Shares:		NYSE		TSX	
		HIGH	LOW	HIGH	LOW
		(U.S. Dollars)		(Cdn. dollars)	
2008	1st Quarter	$48.19	$34.50	-	-
	2nd Quarter	$46.99	$27.27	-	-
	3rd Quarter	$31.51	$20.51	-	-
	4th Quarter	$25.62	$7.70	-	-
2007	1st Quarter	$37.66	$31.80	$44.25	$37.00
	2nd Quarter	$51.50	$32.53	$54.92	$38.05
	3rd Quarter	$57.50	$36.75	$61.00	$41.19
	4th Quarter (1)	$48.18	$37.05	-	-

(1) On August 31, 2007, the Company voluntarily de-listed from the TSX.

As at December 31, 2008, there were 1,459,179 Class A Shares underlying outstanding options and restricted share awards. Class A Shares underlying all vested options, if exercised, and restricted shares could be sold pursuant to Rule 144 or effective registration statements on Form S-8.

In addition, as part of the consideration for the New Capital Markets Business acquired on January 14, 2008, the Company issued to CIBC warrants to purchase 1,000,000 Class A Shares at an exercise price of $48.62 per share on January 14, 2013. The Company may also issue Class A Shares in an uncertain amount as payment for CIBC's earn-out in the New Capital Markets Business for the five year period ending in 2013.

(b) The following table sets forth information about the shareholders of the Company as at December 31, 2008 as set forth in the records of the Company's transfer agent and registrar:

Class A Shares:

Shareholders of record having addresses in:	Number of shares	Percentage	Number of shareholders of record (1)
Canada	2,047,769	16%	149
United States	10,851,082	84%	177
Other	614	-	6
Total issued and outstanding	12,899,465	100%	332

(1) The majority of Class A Shares are held by depositories and intermediaries.

Class B Shares

Shareholders of record having addresses in:	Number of shares	Percentage	Number of shareholders of record (1)
Canada (1)	97,915	98%	110
United States	1,745	2%	62
Other	20	-	3
Total issued and outstanding	99,680	100%	175

(1) The Company has been informed that 50,975 Class B Shares held by Phase II Financial Limited, an Ontario corporation, are beneficially owned by A.G. Lowenthal, Chairman, CEO and a Director of the Company, a U.S. citizen and resident. See Item 12, "Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters".

(c) Dividends

The following table sets forth the frequency and amount of any cash dividends declared on the Company's Class A and Class B Shares for the fiscal years ended December 31, 2007 and 2008 and the first quarter of 2009.

Type	Declaration date	Record date	Payment date	Amount per share
Quarterly	January 25, 2007	February 9, 2007	February 23, 2007	$0.10
Quarterly	April 27, 2007	May 4, 2006	May 18, 2006	$0.10
Quarterly	July 27, 2007	August 10, 2007	August 24, 2007	$0.11
Quarterly	October 25, 2007	November 9, 2007	November 23, 2007	$0.11
Quarterly	January 29, 2008	February 15, 2008	February 29 2008	$0.11
Quarterly	April 30, 2008	May 16, 2008	May 30, 2008	$0.11
Quarterly	July 30, 2008	August 15, 2008	August 29, 2008	$0.11
Quarterly	October 31, 2008	November 14, 2008	November 28, 2008	$0.11
Quarterly	January 29, 2009	February 14, 2009	February 28, 2009	$0.11

Future dividend policy will depend upon the earnings and financial condition of the Operating Subsidiaries, the Company's need for funds and other factors. Dividends may be paid to holders of Class A Shares and Class B Shares (pari passu), as and when declared by the Company's Board of Directors, from funds legally available therefore.

(d) Share-Based Compensation Plans

The Company has a 2006 Equity Incentive Plan, adopted December 11, 2006 and had a 1996 Equity Incentive Plan, as amended March 10, 2005, which expired on April 18, 2006 (together "EIP"), under which the Compensation and Stock Option Committee of the Board of Directors of the Company has and may grant options to purchase Class A Shares to officers and key employees of the Company and its subsidiaries. Grants of options are made to the Company's non-employee directors on a formula basis.

Oppenheimer has an Employee Share Plan ("ESP"), under which the Compensation and Stock Option Committee of the Board of Directors of the Company may grant stock awards and restricted stock awards to key management employees of the Company and its subsidiaries.

The Company's share-based compensation plans are described in Note 12 to the Company's consolidated financial statements appearing in Item 8.

(e) Share Performance Graph

The following graph shows changes over the past five year period of U.S. $100 linvested in (1) the Company's Class A Shares, (2) the Standard & Poor's 500 Index (S&P 500), and (3) the Standard & Poor's 500 Diversified Financial Index (S&P 500 / Diversified Financials)



Oppenheimer Holdings Inc. Class A Non-Voting Share Price: Five Year Comparison
160
140
120
100
80
60
40
20
0
2003
2004
2005
2006
2007
2008
Oppenheimer
S&P 500
S&P 500 / Diversified Financials

	2003	2004	2005	2006	2007	2008
Oppenheimer	100	76	60	100	126	39
S&P 500	100	109	112	128	132	81
S&P 500 / Diversified Financials	100	106	114	137	109	43

Certain Tax Matters

The following paragraphs summarize certain United States and Canadian federal income tax considerations in connection with the receipt of dividends paid on the Class A and Class B Shares of the Company. These tax considerations are stated in brief and general terms and are based on United States and Canadian law currently in effect. There are other potentially significant United States and Canadian federal income tax considerations and state, provincial or local income tax considerations with respect to ownership and disposition of the Class A and Class B Shares which are not discussed herein. The tax considerations relative to ownership and disposition of the Class A and Class B Shares may vary from taxpayer to taxpayer depending on the taxpayer's particular status. Accordingly, prospective purchasers should consult with their tax advisors regarding tax considerations, which may apply to the particular situation.

United States Federal Income Tax Considerations

Dividends on Class A and Class B Shares paid to citizens or residents of the U.S. or to U.S. corporations (including any Canadian federal income tax withheld) will be subject to U.S. federal income taxation as eligible dividends to the extent paid out of the Company's earnings and profits, determined under U.S. tax principles, subject to tax at 15%. Such dividends will not be eligible for the deduction for dividends received by corporations (unless such corporation owns by vote and value at least 10% of the stock of the Company, in which case a portion of such dividend may be eligible for such exclusion).

U.S. corporations, U.S. citizens and U.S. residents will generally be entitled, subject to certain limitations, to a credit against their U.S. federal income tax for Canadian federal income taxes withheld from such dividends. Taxpayers may claim a deduction for such taxes if they do not elect to claim such tax credit. No deduction for foreign taxes may be claimed by an individual taxpayer who does not itemize deductions. Because the application of the foreign tax credit depends upon the particular circumstances of each shareholder, shareholders are urged to consult their own tax advisors in this regard.

Canadian Federal Income Tax Considerations

Dividends paid on Class A and Class B Shares held by non-residents of Canada will generally be subject to Canadian withholding tax. This withholding tax is levied at the basic rate of 25%, although this rate may be reduced by the terms of any applicable tax treaty. The Canada - U.S. tax treaty provides that the withholding rate on dividends paid to U.S. residents on Class A and Class B Shares is generally 15%. Dividends paid on Class A and Class B Shares are eligible dividends for Canadian income tax purposes.

Normal Course Issuer Bid

On August 18, 2008, the Company announced that during the year period commencing August 19, 2008 it intends to purchase up to 700,000 of its Class A Shares by way of a Normal Course Issuer Bid through the facilities of the NYSE, representing approximately 5% of the outstanding Class A Shares.

During the three months ended December 31, 2008, the Company purchased 173,524 Class A Shares at an average price of $20.63 per share as follows:

Period 2008	(a) Total Number of Shares Purchased	(b) Average Price Paid per Share	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs
Oct. 1 –31	173,524	$20.63	650,000	50,000
Nov. 1 – 30	-	-	650,000	50,000
Dec. 1 – 31	-	-	650,000	50,000

The Company's Senior Secured Credit Note requires a pay down of principal equal to the cost of any share repurchases made pursuant to the Normal Course Issuer Bid.

Item 6. SELECTED FINANCIAL DATA

The following table presents selected financial information derived from the audited consolidated financial statements of the Company for the five years ended December 31, 2008. In January 2008, the Company purchased the New Capital Markets Businesses (see note 18 to the consolidated financial statements in Item 8). See also Item 1, "Business" and Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations".

Amounts are expressed in thousands of dollars, except share and per share amounts.

	2008	2007	2006	2005	2004
Revenue	$920,070	$914,397	$800,823	$679,746	$655,140
Net profit (loss)	$(20,770)	$75,367	$44,577	$22,916	$21,077
Net profit (loss) per share (1)					
- basic	$(1.57)	$5.70	$3.50	$1.76	$1.58
- diluted	$(1.57)	$5.57	$2.76	$1.36	$1.24
Total assets	$1,529,584	$2,138,241	$2,160,090	$2,184,467	$1,806,199
Total liabilities	$1,103,858	$1,694,261	$1,801,049	$1,876,344	$1,499,316
Cash dividends per Class A Share and Class B share	$0.44	$0.42	$0.40	$0.36	$0.36
Shareholders' equity	$425,726	$443,980	$359,041	$308,123	$306,883
Book value per share (1)	$32.75	$33.22	$27.76	$24.46	$22.91
Number of shares of capital stock outstanding	12,999,145	13,366,276	12,934,362	12,595,821	13,396,556

(1) The Class A Shares and Class B Shares are combined because they are of equal rank for purposes of dividends and in the event of a distribution of assets upon liquidation, dissolution or winding up.

Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The Company's consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The following discussion should be read in conjunction with the consolidated financial statements and notes thereto which appear elsewhere in this annual report.

The Company engages in a broad range of activities in the securities industry, including retail securities brokerage, institutional sales and trading, investment banking (both corporate and public), research, market-making, securities lending activities, trust services and investment advisory and asset management services. Its principal subsidiaries are Oppenheimer and OAM. As at December 31, 2008, the Company provided its services from 86 offices in 21 states located throughout the United States, offices in Tel Aviv, Israel, Hong Kong, China, and London, England and in two offices in Latin America through local broker-dealers. Client assets entrusted to the Company as at December 31, 2008 totaled approximately $48.1 billion. The Company provides investment advisory services through OAM and OIM and Oppenheimer's Fahnestock Asset Management and OMEGA Group divisions. The Company provides trust services and products through Oppenheimer Trust Company. The Company provides discount brokerage services through Freedom and through BUYandHOLD, a division of Freedom. Through OPY Credit Corp., the Company offers syndication as well as trading of issued corporate loans. Evanston is engaged in mortgage brokerage and servicing. At December 31, 2008, client assets under management by the asset management groups totaled $12.5 billion, which includes approximately $9.8 billion under the Company's fee-based programs. At December 31, 2008, the Company employed 3,399 employees (3,332 full time and 67 part time), of whom approximately 2,390 were registered personnel, including approximately 1,333 financial advisers.

Critical Accounting Estimates

The Company's accounting policies are essential to understanding and interpreting the financial results reported in the consolidated financial statements. The significant accounting policies used in the preparation of the Company's consolidated financial statements are summarized in note 1 to those statements. Certain of those policies are considered to be particularly important to the presentation of the Company's financial results because they require management to make difficult, complex or subjective judgments, often as a result of matters that are inherently uncertain. The following is a discussion of these policies.

Financial Instruments and Fair Value

Financial Instruments

Securities owned and securities sold but not yet purchased, investments and derivative contracts are carried at fair value with changes in fair value recognized in earnings each period. The Company's other financial instruments are generally short-term in nature or have variable interest rates and as such their carrying values approximate fair value, with the exception of notes receivable from employees which are carried at cost.

Financial Instruments Used for Asset and Liability Management

The Company utilizes interest rate swap agreements to manage interest rate risk of its variable rate Senior Secured Credit Note. These swaps have been designated as cash flow hedges under Statement of Financial Accounting Standards No. 133, "*Accounting for Derivative Instruments and Hedging Activities*". Changes in the fair value of the swap hedges are expected to be highly effective in offsetting changes in the interest payments due to changes in the 3-Month London Interbank Offering Rate ("LIBOR").

Fair Value Measurements

Effective January 1, 2008, the Company adopted the provisions of Statement of Financial Accounting Standards No. 157 ("SFAS 157"), "*Fair Value Measurements*", which defines fair value, establishes a framework for measuring fair value, establishes a fair value measurement hierarchy, and expands fair value measurement disclosures. Fair value, as defined by SFAS 157, is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy established by SFAS 157 prioritizes the inputs used in valuation techniques into the following three categories (highest to lowest priority):

Level 1: Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets;

Level 2: Inputs other than quoted prices included in Level 1 that are observable for the asset or liability either directly or indirectly; and

Level 3: Unobservable inputs

The Company's financial instruments are recorded at fair value and generally are classified within level 1 or level 2 within the fair value hierarchy using quoted market prices or quotes from market makers or broker-dealers. Financial instruments classified within level 1 are valued based on quoted market prices in active markets and consist of U.S. government, federal agency, and sovereign government obligations, corporate equities, and certain money market instruments. Level 2 financial instruments primarily consist of investment grade and high-yield corporate debt, convertible bonds, mortgage and asset-backed securities, municipal obligations, and certain money market instruments. Financial instruments classified as Level 2 are valued based on quoted prices for similar assets and liabilities in active markets and quoted prices for identical or similar assets and liabilities in markets that are not active. Some financial instruments are classified within Level 3 within the fair value hierarchy as observable pricing inputs are not available due to limited market activity for the asset or liability. Such financial instruments include investments in hedge funds and private equity funds where the Company is general partner, less-liquid private label mortgage and asset-backed securities, and auction rate securities. A description of the valuation techniques applied and inputs used in measuring the fair value of the Company's financial instruments is located in note 4 to the consolidated financial statements.

Fair Value Option

The Company adopted the provisions of Statement of Financial Accounting Standards No. 159 ("SFAS 159"), "*The Fair Value Option for Financial Assets and Financial Liabilities, Including an Amendment of FASB Statement No. 115*", effective January 1, 2008. SFAS 159 provides entities the option to measure certain financial assets and financial liabilities at fair value with changes in fair value recognized in earnings each period. SFAS 159 permits the fair value option election on an instrument-by-instrument basis at initial recognition of an asset or liability or upon an event that gives rise to a new basis of accounting for that instrument. The Company has elected to apply the fair value option to its loan trading portfolio which resides in the newly formed entity, OPY Credit Corp. Management has elected this treatment as it is consistent with the manner in which the business is managed as well the way that financial instruments in other parts of the business are recorded. There were no loan positions held in the secondary loan trading portfolio during the year ended December 31, 2008.

Loans and Allowances for Doubtful Accounts

Customer receivables, primarily consisting of margin loans collateralized by customer-owned securities, are charged interest at rates similar to other such loans made throughout the industry. Customer receivables are stated net of allowance for doubtful accounts from customers. The Company reviews large customer accounts that do not comply with the Company's margin requirements on a case-by-case basis to determine the likelihood of collection and records an allowance for doubtful accounts following that process. For small customer accounts that do not comply with the Company's margin requirements, the allowance for doubtful accounts is generally recorded as the amount of unsecured or partially secured receivables.

The Company also makes loans or pays advances to financial advisors as part of its hiring process. Reserves are established on these receivables if the financial advisor is no longer associated with the Company and the receivable has not been promptly repaid or if it is determined that it is probable the amount will not be collected.

Legal and Regulatory Reserves

The Company records reserves related to legal and regulatory proceedings in accounts payable and other liabilities. The determination of the amounts of these reserves requires significant judgment on the part of management. Management considers many factors including, but not limited to: the amount of the claim; specifically in the case of client litigation, the amount of the loss in the client's account and the possibility of wrongdoing, if any, on the part of an employee of the Company; the basis and validity of the claim; previous results in similar cases; and legal precedents and case law as well as the timing of the resolution of such matters. Each legal and regulatory proceeding is reviewed with counsel in each accounting period and the reserve is adjusted as deemed appropriate by management. Any change in the reserve amount is recorded in the results of that period. The assumptions of management in determining the estimates of reserves may be incorrect and the actual disposition of a legal or regulatory proceeding could be greater or less than the reserve amount.

Goodwill

The Company determines the fair value of each of its reporting units and the fair value of the reporting unit's goodwill under the provisions of SFAS No. 142, *"Goodwill and Other Intangible Assets"* ("SFAS 142"). Goodwill arose upon the acquisitions of Oppenheimer, Old Michigan Corp., Josephthal & Co. Inc., Grand Charter Group Incorporated and the Oppenheimer Divisions (as defined below). The Company defines a reporting unit as an operating segment. The Company's goodwill resides in its Private Client Division ("PCD"). Goodwill of a reporting unit is subject to at least an annual test for impairment to determine if the fair value of goodwill of a reporting unit is less than its estimated carrying amount. The Company derives the estimated carrying amount of its operating segments by estimating the amount of shareholders' equity required to support the activities of each operating segment.

SFAS 142 requires goodwill of a reporting unit to be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. In 2008, the financial services industry and the securities markets generally were materially and adversely affected by significant declines in the values of nearly all financial asset classes and by a significant lack of liquidity. The Company's stock price, consistent with stock prices in the broader financial services sector, declined significantly during this period of time. Beginning in June 2008, the Company's market capitalization fell below recorded book value on a consistent basis which continued through the end of the year. Due to the significant discount between the market capitalization and book value, the Company viewed this discount as a triggering event to performing an interim goodwill impairment test under SFAS 142. As a result, the Company performed an impairment analysis between annual tests as of September 30, 2008 and also performed its annual test for goodwill impairment as of December 31, 2008. See note 15 to the consolidated financial statements for the year ended December 31, 2008 appearing in Item 8.

Excess of fair value of assets acquired over cost arose from the acquisition of the New Capital Markets Businesses. If the earn-out from the acquisition of the New Capital Markets Businesses (see note 18 to the consolidated financial statements for the year ended December 31, 2008 appearing in Item 8.) exceeds $5.0 million in any of the five years from 2008 through 2012, the excess will first reduce the excess of fair value of acquired assets over cost and second will create goodwill, as applicable.

Intangible Assets

Intangible assets arose upon the acquisition, in January 2003, of the U.S. Private Client and Asset Management Divisions of CIBC World Markets Inc. (the "Oppenheimer Divisions") and are comprised of customer relationships and trademarks and trade names. Customer relationships are carried at $490,000 (which is net of accumulated amortization of $4.4 million) and are being amortized on a straight-line basis over 80 months commencing in January 2003. Trademarks and trade names, carried at $31.7 million, which are not amortized, are subject to at least an annual test for impairment to determine if the fair value is less than their carrying amount.

Intangible assets also arose from the acquisition of the New Capital Markets Businesses in January 2008 and are comprised of customer relationships and a below market lease. Customer relationships are carried at $880,600 (which is net of accumulated amortization of $60,500) and are being amortized on a straight-line basis over 180 months commencing in January 2008. The below market lease is carried at $17.0 million (which is net of accumulated amortization of $4.3 million) and is being amortized on a straight-line basis over 60 months commencing in January 2008.

Trademarks and trade names recorded as at December 31, 2008 have been tested for impairment and it has been determined that no impairment has occurred. See note 15 to the consolidated financial statements for the year ended December 31, 2008 appearing in Item 8.

Share-Based Compensation Plans

The Company estimates the fair value of share-based awards using the Black-Scholes option-pricing model and applies to it a forfeiture rate based on historical experience. Key input assumptions used to estimate the fair value of share-based awards include the expected term and the expected volatility of the Company's Class A Shares over the term of the award, the risk-free interest rate over the expected term, and the Company's expected annual dividend yield. Estimates of fair value are not intended to predict actual future events or the value ultimately realized by persons who receive share-based awards.

Income Taxes
The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, *"Accounting for Income Taxes"*. Deferred income tax assets and liabilities arise from temporary differences between the tax basis of an asset or liability and its reported amount in the consolidated financial statements. Deferred tax balances are determined by applying the enacted tax rates applicable to the periods in which items will reverse.

In June 2006, the FASB issued Interpretation 48, Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109, *"Accounting for Income Taxes"* ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements and prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

The Company adopted the provisions of FIN 48 on January 1, 2007 which resulted in a cumulative adjustment to opening retained earnings in the amount of $823,000. The Company has evaluated its tax positions for the year ended December 31, 2008 and determined that it has no uncertain tax positions requiring financial statement recognition as of December 31, 2008. See note 11 to the consolidated financial statements for the year ended December 31, 2008 appearing in Item 8.

New Accounting Pronouncements

Recently Adopted
In September 2006, the FASB issued SFAS 157, *"Fair Value Measurements"*, which provides expanded information about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. SFAS 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value and does not expand the use of fair value in any new circumstances. In addition, SFAS 157 prohibits recognition of "block discounts" for large holdings of unrestricted financial instruments where quoted prices are readily and regularly available in an active market. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years with early adoption permitted.

On February 12, 2008, the FASB issued FASB Staff Position No. 157-2 (FAS 157-2) which delays the effective date of SFAS 157 for non financial assets and liabilities except for items that are recognized or disclosed at fair value in the consolidated financial statements on a recurring basis (at least annually). As a result, the Company only partially adopted the provisions of SFAS 157 on January 1, 2008. This partial adoption did not result in any transition adjustment to opening retained earnings. The full adoption of the provisions of SFAS 157 is not expected to have a material impact on the Company's consolidated financial statements. See Note 4 to the consolidated financial statements for the year ended December 31, 2008 appearing in Item 8 for further information on SFAS 157.

In February 2007, the FASB issued SFAS 159, *"The Fair Value Option for Financial Assets and Financial Liabilities, Including an Amendment of FASB Statement No. 115"*, which permits entities to choose to measure many financial instruments and certain other items at fair value. SFAS 159 provides entities with the option to mitigate volatility in reported earnings by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. In addition, SFAS 159 allows entities to measure eligible items at fair value at specified election dates and to report unrealized gains and losses on items for which the fair value option has been elected in earnings. SFAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years with early adoption permitted provided that the entity also elects to apply the provisions of SFAS 157. The Company adopted the provisions of SFAS 159 for its loan trading portfolio effective January 1, 2008. The adoption of SFAS 159 did not result in any transition adjustment to opening retained earnings. See Note 4 to the consolidated financial statements for the year ended December 31, 2008 appearing in Item 8 for more information on SFAS 159.

On October 10, 2008, the FASB issued FASB Staff Position No. FAS 157-3 "*Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active*" ("FSP 157-3"). FSP 157-3 clarifies the application of SFAS 157 in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that financial asset is not active. FSP 157-3 is effective October 10, 2008 which includes prior periods in which financial statements have not been issued. The adoption of FSP 157-3 did not have a material impact on the Company's consolidated financial statements.

Recently Issued

In December 2007, the FASB issued SFAS No. 141(R), "*Business Combinations*" ("SFAS No. 141(R)"). SFAS 141(R) requires the acquiring entity in a business combination to recognize the full fair value of assets acquired and liabilities assumed in the transaction (whether a full or partial acquisition); establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; requires expensing of most transaction and restructuring costs; and requires the acquirer to disclose to investors and other users all of the information needed to evaluate and understand the nature and financial effect of the business combination. SFAS No. 141(R) applies to all transactions or other events in which the Company obtains control of one or more businesses, including those sometimes referred to as "true mergers" or "mergers of equals" and combinations achieved without the transfer of consideration, for example, by contract alone or through the lapse of minority veto rights. SFAS No. 141(R) applies prospectively to business combinations for which the acquisition date is on or after December 1, 2009.

In February 2008, the FASB issued FSP FAS No. 140-3, "*Accounting for Transfers of Financial Assets and Repurchase Financing Transactions*" ("FSP No. 140-3"). FSP No. 140-3 requires an initial transfer of a financial asset and a repurchase financing that was entered into contemporaneously or in contemplation of the initial transfer to be evaluated as a linked transaction under SFAS No. 140 unless certain criteria are met, including that the transferred asset must be readily obtainable in the marketplace. FSP No. 140-3 is effective for fiscal years beginning after November 15, 2008, and will be applied to transactions entered into after the date of adoption. Early adoption is prohibited. The Company is currently evaluating the impact of adopting FSP No. 140-3 on its financial condition, results of operations and cash flows.

In December 2008, the FASB issued FSP No. FAS 140-4 and FIN 46(R)-8, "*Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities.*" FSP No. FAS 140-4 and FIN 46(R)-8 requires enhanced disclosures about transfers of financial assets and interests in variable interest entities. The FSP is effective for interim and annual periods ending after December 15, 2008. Since the FSP requires only additional disclosures concerning transfers of financial assets and interests in variable interest entities, adoption of the FSP did not affect the Company's financial condition, results of operations or cash flows.

In March 2008, the FASB issued SFAS No. 161, "*Disclosures about Derivative Instruments and Hedging Activities— an amendment of FASB Statement No. 133*" ("SFAS No. 161"). SFAS No. 161 requires enhanced disclosures about an entity's derivative and hedging activities, and is effective for financial statements issued for fiscal years beginning after November 15, 2008, with early application encouraged. The Company will adopt SFAS No. 161 in the first quarter of 2009. Since SFAS No. 161 requires only additional disclosures concerning derivatives and hedging activities, adoption of SFAS No. 161 is not expected to affect the Company's financial condition, results of operations or cash flows.

Business Environment

The securities industry is directly affected by general economic and market conditions, including fluctuations in volume and price levels of securities and changes in interest rates, inflation, political events, investor participation levels, legal and regulatory, accounting, tax and compliance requirements and competition, all of which have an impact on commissions, firm trading, fees from accounts under investment management as well as fees for investment banking services, and investment income as well as on liquidity. Substantial fluctuations can occur in revenues and net income due to these and other factors.

Fiscal 2008 was the most difficult economic environment in over 50 years. It began with a period of substantially increasing commodity prices and a weakening U.S. dollar during the first six months and ended with a complete reversal of each of these trends amid falling home prices, seized credit markets, failing financial institutions, weakening economic activity and increasing unemployment as economists recognized the presence of the longest period of recession in the post-war period. Intervention in the credit markets by the U.S. Treasury and the U.S. Federal Deposit Insurance Corporation ("FDIC") through their support of commercial and investment banks as well as Fannie Mae and Freddie Mac and the prompt reduction of interest rates by the Federal Reserve to the lowest levels in history failed to staunch the lack of confidence brought on by illiquid markets and a falling economy.

Interest rate changes impact the Company's fixed income businesses as well as its cost of borrowed funds. As a result of the Federal Reserve's reductions in the Federal Funds target rate, average interest rates were lower for the year ended December 31, 2008 compared to 2007. Management constantly monitors its exposure to interest rate fluctuations to mitigate risk of loss in volatile environments.

It is anticipated that these and other issues will continue to affect the health and activity levels in the leveraged loan market and thus will affect merger and acquisition activity, and security issuance as well as significantly hamper investment banking activity and thus negatively impact the business of the Company and its recent acquisition described below.

As previously reported, the Company's results were impacted throughout the year by its acquisition on January 14, 2008 of the New Capital Markets Business. The New Capital Markets Business including operations in the United Kingdom, Hong Kong and Israel were combined with the Company's existing Investment Banking, Corporate Syndicate, Institutional Sales and Trading and Equities Research divisions to form the Capital Markets Division (OIB Division). The Company did not foresee in 2007 the extremely challenging environment that would develop during 2008 when it determined to expand its existing capital markets business. Agreements made for compensation to former employees of CIBC World Markets as well as payments made to CIBC during the transition of the acquired businesses to the Company's platform substantially and negatively impacted the Company's financial results throughout the 2008 year. See note 18 to the consolidated financial statements in Item 8.

As previously reported, the Company is not involved in the sub-prime mortgage business, and does not have any exposure to that business as a result of its recent acquisition or otherwise.

For a number of years, the Company has offered auction rate securities ("ARS") to its clients. A significant portion of the market in auction rate securities has 'failed' because, in the current tight credit market, the dealers are no longer willing or able to purchase the imbalance between supply and demand for auction rate securities. These securities have auctions scheduled on either a 7, 28 or 35 day cycle. Clients of the Company own a significant amount of ARS in their individual accounts. The absence of a liquid market for these securities presents a significant problem to clients and, as a result, to the Company. It should be noted that this is a failure of liquidity and not a default. These securities in almost all cases have not failed to pay interest or principal when due. These securities are fully collateralized for the most part and, for the most part, remain good credits. The Company has not acted as an auction agent for auction rate securities nor does it have a significant exposure in its proprietary accounts. Recently, some of these auction rate securities have been redeemed at par (100% of issue value) plus accrued dividends by their issuers thus reducing the scope of the issue for clients and the Company. However, in excess of fifty percent of the overall ARS issued into the ARS market remain outstanding. There is no way to predict the pace of future redemptions or whether all of these securities will be redeemed by their issuers. There has been pressure by regulators for financial services firms to redeem ARS held by clients. Settlements with regulators by our competitors have created inconsistencies in the treatment between firms that are redeeming ARS from clients with their own funds and firms, like the Company, which have yet to do so.

The Company continues to review this situation and explore options to help bring liquidity to the Company's clients holding ARS. The Company is reviewing various programs initiated by the U.S. government to restore liquidity to the markets. The Company has taken or is considering taking various actions to facilitate the purchase of client-held ARS including filing an amendment to the charter of Oppenheimer Trust Company to become a depository bank eligible for FDIC insurance as well as to obtain access to the US Federal Reserve Discount Window; filing an application with the FDIC for Oppenheimer Trust Company to obtain deposit insurance; and filing applications on behalf of Oppenheimer Trust Company and Oppenheimer Holdings to participate in the US Treasury Capital Purchase Program. The Company believes that one or more of these programs might lead to a solution to bring liquidity to client-held ARS. In addition, the Company is considering applying to become a bank holding company. The Company has been reviewing its charter with a view to moving the situs of the Company to the United States in order to, among other things, potentially avail itself of various programs sponsored by the U.S. Treasury and the FDIC which may be available only to U.S.-based companies.

The Company believes that one or more of these programs might under certain circumstances provide the liquidity necessary to permit the Company to redeem ARS from its clients. See "RISK FACTORS – The Company may be adversely affected by the failure of the Auction Rate Securities Market" and "Factors Affecting 'Forward-Looking Statements"."

The Company is focused on growing its private client and asset management businesses through strategic additions of experienced financial advisors in its existing branch system and employment of experienced money management personnel in its asset management business. In addition, the Company is committed to the improvement of its technology capability to support client service and the expansion of its capital markets capabilities while addressing the issue of managing its expenses to better align them with the current investment environment.

Regulatory Environment

The brokerage business is subject to regulation by, among others, the SEC and FINRA (formerly the NYSE and NASD) in the United States, the Financial Services Authority ("FSA") in the United Kingdom, the Israeli Securities Authority ("ISA") in Israel and various state securities regulators. Events in recent years surrounding corporate accounting and other activities leading to investor losses resulted in the enactment of the Sarbanes-Oxley Act and have caused increased regulation of public companies. New regulations and new interpretations and enforcement of existing regulations are creating increased costs of compliance and increased investment in systems and procedures to comply with these more complex and onerous requirements. Increasingly, the various states are imposing their own regulations that make the uniformity of regulation a thing of the past, and make compliance more difficult and more expensive to monitor. FINRA has recently completed the unification and codification of its legacy NYSE and NASD rules. Recent events connected to the worldwide credit crisis has made it highly likely the self-regulatory framework for financial institutions will be changed in the United States and around the world. The changes are likely to significantly reduce leverage available to financial institutions and increase transparency to regulators and investors of risks taken by such institutions. It is impossible to presently predict the nature of such rulemaking, but when enacted such regulations will likely reduce returns earned by financial service providers.

The impact of the rules and requirements that were created by the passage of the Patriot Act, and the anti-money laundering regulations (AML) in the U.S. and similar laws in other countries that are related thereto have created significant costs of compliance and can be expected to continue to do so. Intervention by governments and monetary authorities around the world as a result of the current credit market dislocations will most likely result in new regulations around the world that will significantly reduce the availability of leverage to the balance sheets of financial institutions. It is impossible to predict the impact or costs associated with these yet to be announced programs and regulations.

Pursuant to FINRA Rule 3130 (formerly NASD Rule 3013 and NYSE Rule 342), the chief executive officers ("CEOs") of regulated broker-dealers (including the CEO of Oppenheimer) are required to certify that their companies have processes in place to establish and test policies and procedures reasonably designed to achieve compliance with federal securities laws and regulations, including applicable regulations of self-regulatory organizations. The CEO of the Company is required to make such a certification on an annual basis and did so on March 27, 2008.

Other Regulatory Matters

On July 30, 2008, the Financial Industry Regulatory Authority ("FINRA") issued a Notice of Acceptance accepting a settlement of the previously reported investigation into Oppenheimer's securities lending practices. The investigation concerned Oppenheimer's supervision of its securities lending activities including, but not limited to, failing to detect and prevent stock loan personnel from engaging in business dealings with finders in violation of Oppenheimer policy. Pursuant to the Notice of Acceptance, Oppenheimer, without admitting or denying any allegations, agreed to a censure and the payment of a fine in the amount of $100,000.

On April 17, 2008, Oppenheimer received an invitation from the SEC to make a "Wells Submission" with respect to its activities as a broker-dealer in connection with Oppenheimer's supervision of a former retail financial advisor's dealings with a single institutional customer and the commissions earned with respect thereto. The Company believes that the activity alleged was not inappropriate and that the customer was a sophisticated institution capable of evaluating commissions charged for services rendered. Oppenheimer is in discussions with the SEC to resolve this matter. There is no guarantee the matter will be settled.

Oppenheimer has been responding to the SEC, FINRA and several state regulators as part of an industry-wide review of the marketing and sale of auction rate securities ("ARS"). The Company has answered several document requests and subpoenas and there have been on-the-record interviews of Company personnel. The Company is continuing to cooperate with the investigating entities. On November 18, 2008 the Massachusetts Securities Division filed an Administrative Complaint (the "Complaint"), captioned *In the Matter of Oppenheimer & Co. Inc., Albert Lowenthal, Robert Lowenthal and Greg White*, Docket No. 2008-0080, alleging violations of the Massachusetts General Law, the Massachusetts Uniform Securities Act and regulations thereunder with respect to the sale by Oppenheimer of ARS to its clients. The Complaint alleges, inter alia, that Oppenheimer improperly misrepresented the nature of ARS and the overall stability and health of the ARS market. The Complaint also alleges that key Oppenheimer executives and Auction Rate Department personnel sold their personal ARS holdings while in possession of information that the entire ARS market was in danger of failing and that those individuals failed to disclose this information to investors. The Massachusetts Securities Division seeks various relief including an order requiring Oppenheimer to offer rescission of sales of ARS at par and requiring Oppenheimer to make full restitution to investors who have already sold their ARS below par. The Division also seeks an order revoking the Chairman of Oppenheimer's Massachusetts registration as a broker-dealer agent and requiring Oppenheimer and the named executives and other personnel to pay an administrative fine in an amount to be determined. Oppenheimer and all individual respondents have filed an answer to the Complaint denying that the allegations in the Compliant have any basis in fact or law. All respondents intend to vigorously defend against the allegations in the Complaint. See "RISK FACTORS – The Company may be adversely affected by the failure of the Auction Rate Securities Market."

Other Matters
A subsidiary of the Company was the administrative agent for two closed-end funds until December 5, 2005. The Company has been advised by the current administrative agent for these two funds that the Internal Revenue Service may file a claim for interest and penalties for one of these funds with respect to the 2004 tax year as a result of an alleged failure of such subsidiary to take certain actions. The Company will continue to monitor developments in this matter.

The Company operates in all state jurisdictions in the United States and is thus subject to regulation and enforcement under the laws and regulations of each of these jurisdictions. The Company has been and expects that it will continue to be subject to investigations and some or all of these may result in enforcement proceedings as a result of its business conducted in the various states.

As part of its ongoing business, the Company records reserves for legal expenses, judgments, fines and/or awards attributable to litigation and regulatory matters. In connection therewith, the Company has maintained its legal reserves at levels it believes will resolve outstanding matters, but may increase or decrease such reserves as matters warrant.

Business Continuity

The Company is committed to an on-going investment in its technology and communications infrastructure including extensive business continuity planning and investment. These costs are on-going and the Company believes that current and future costs will exceed historic levels due to business and regulatory requirements. This investment has increased over the last several quarters as a result of the acquisition of the New Capital Markets Businesses from CIBC and the Company's need to build out its platform to accommodate this business. The Company successfully transitioned these businesses to its platform in the third quarter of 2008.

Outlook

The Company's long-term plan is to continue to expand existing offices by hiring experienced professionals as well as through the purchase of operating branch offices from other broker dealers or the opening of new branch offices in attractive locations, thus maximizing the potential of each office and the development of existing trading, investment banking, investment advisory and other activities. Equally important is the search for viable acquisition candidates. As opportunities are presented, it is the long-term intention of the Company to pursue growth by acquisition where a comfortable match can be found in terms of corporate goals and personnel and at a price that would provide the Company's shareholders with incremental value. The Company acquired on January 14, 2008, the New Capital Markets Business described under Item 1, Business. The Company may review additional potential acquisition opportunities, and will continue to focus its attention on the management of its existing business. In addition, the Company is committed to improving its technology capabilities to support client service and the expansion of its capital markets capabilities.

Results of Operations

The net loss for the year ended December 31, 2008 was $20.8 million or $(1.57) per share, compared to net profit of $75.4 million or $5.70 per share in the same period of 2007. Revenue for the year ended December 31, 2008 was $920.1 million compared to $914.4 million for the same period in 2007, an increase of 1%. The turmoil in the financial markets during 2008 substantially impacted all of the Company's businesses resulting in flat revenues. The Company incurred significantly increased expenses associated with the acquisition of a major part of CIBC World Markets' U.S. Capital Markets Businesses in January 2008. The Company's 2008 results were impacted considerably by a decrease in performance fees associated with investments in various alternative investments where the Company serves as the general partner.

The year ended December 31, 2008 was the most difficult year in the Company's history measured by net profit and earnings per share. The Company's acquisition of the New Capital Markets Business from CIBC affected results adversely throughout the year. While the assumptions made by the Company in making the decision to purchase the New Capital Markets Business in 2007 were based on a reduced capital markets environment, the reality proved significantly more problematic as the costs built into the transaction affected financial results by approximately $85 million in fiscal 2008 through expenditures on transition costs, for personnel and for the support of systems. Markets were weak throughout the year, producing disappointing revenues particularly through weak investment banking fees and limited fee based leveraged finance revenues. Transactional business from both private client and capital markets and fees from fee-based programs held up somewhat better but came in below the levels of the prior year after adjusting for the addition of the New Capital Markets Business. Interest income for 2008 was impacted by lower rates on lower customer debit balances and substantially decreased activity in the securities lending business. Performance fees associated with the Company's management of alternative investments did not make a significant contribution to the Company's results in fiscal 2008 compared with the fourth quarter of 2007.

Revenues for the OIB Division, $220.7 million for the year ended December 31, 2008, were substantially less (approximately 41%), than the comparable fiscal period last year on a pro-forma combined basis, due to significantly reduced investment banking activity. As previously reported, the results of the OIB Division will be tracked for the five years following the acquisition for purposes of determining payments that may be due to CIBC as part of the acquisition price.

The following table sets forth the amount and percentage of the Company's revenue from each principal source for each of the following years ended December 31. Amounts are expressed in thousands of dollars.

	2008	%	2007	%	2006	%
Commissions	$494,773	54%	$366,437	40%	$355,459	44%
Principal transactions, net	20,651	2%	41,441	5%	42,834	5%
Interest	61,793	7%	110,114	12%	108,025	14%
Investment banking	121,450	13%	119,350	13%	67,528	8%
Advisory fees	198,960	22%	249,358	27%	180,602	23%
Other	22,443	2%	27,697	3%	46,375	6%
Total revenue	$920,070	100%	$914,397	100%	$800,823	100%

The Company derives most of its revenue from the operations of its principal subsidiaries, Oppenheimer and OAM. Although maintained as separate entities, the operations of the Company's brokerage subsidiaries both in the US and other countries are closely related because Oppenheimer acts as clearing broker and omnibus clearing agent in transactions initiated by these subsidiaries. Except as expressly otherwise stated, the discussion below pertains to the operations of Oppenheimer.

The following table and discussion summarizes the changes in the major revenue and expense categories for the past two years. Amounts are expressed in thousands of dollars.

	Period to Period Change Increase (Decrease)			
	2008 versus 2007		2007 versus 2006	
	Amount	Percentage	Amount	Percentage
Revenue -				
Commissions	$128,336	+35%	$10,978	+3%
Principal transactions, net	(20,790)	-50%	(1,393)	-3%
Interest	(48,321)	-44%	2,089	+2%
Investment banking	2,100	+2%	51,822	+77%
Advisory fees	(50,398)	-20%	68,756	+38%
Other	(5,254)	-19%	(18,678)	-40%
Total revenue	5,673	+1%	113,574	+14%
Expenses -				
Compensation and related expenses	85,830	+16%	$71,591	+15%
Clearing and exchange fees	14,619	+89%	4,286	+35%
Communications and technology	23,071	+44%	4,814	+10%
Occupancy and equipment costs	21,338	+44%	(1,721)	-3%
Interest	(17,645)	-31%	(6,224)	-10%
Other	41,897	+57%	(6,116)	-8%
Total expenses	169,110	+21%	66,630	+9%
Profit before taxes	(163,437)	-128%	46,944	+58%
Income taxes	(67,300)	-129%	16,154	+45%
Net profit	$(96,137)	-57%	$30,790	+69%

Fiscal 2008 compared to Fiscal 2007

Revenue, other than interest

Commission income and, to a large extent, income from principal transactions depend on investor participation in the markets. Commissions for the year ended December 31, 2008 increased 35% compared to the same period in 2007 primarily as a result of the acquired businesses. For the year ended December 31, 2008, 32% of total commissions were generated by the OIB Division's institutional equity business, representing an increase of $160.6 million compared to the same period in 2007. This increase was offset by a decline of $32.3 million in commissions generated by the Company's other commission generating businesses.

Principal transactions, net decreased 50% for the year ended December 31, 2008 compared to the same period in 2007, primarily due to losses in convertible bond arbitrage and failed hedging strategies as the prices of U.S. Treasuries diverged from the rest of the credit market during the difficult market conditions experienced in the third and fourth quarters of 2008.

Investment banking revenues increased 2% for the year ended December 31, 2008 compared to the same period in 2007. Despite the expansion of the Company's investment banking presence as a result of the acquisition in January 2008, market conditions were not conducive to activities generating investment banking revenue.

Advisory fees decreased 20% for the year ended December 31, 2008 compared to the same period in 2007. Declining market values of client assets negatively impacted fee levels in the third and fourth quarters of 2008. Assets under management decreased 28% to $12.5 billion at December 31, 2008 compared to $17.5 billion at December 31, 2007, as a result of declining market values of client fee-paying accounts associated with the general decline in securities markets. In addition, performance fees earned as a result of participation as a general partner in various alternative investments amounted to $1.3 million in fiscal 2008 compared with $44.8 million in fiscal 2007 due to generally disappointing investment results compared to the prior year. The number of client accounts under management increased 1% at December 31, 2008 compared to December 31, 2007. Included in assets under management at December 31, 2008 were approximately $9.8 billion in assets under the Company's fee-based programs ($14.3 billion at December 31, 2007).

Other revenue decreased 19% for the year ended December 31, 2008 compared to the same period in 2007. Other revenue includes the mark-to-market change of company-owned insurance policies that underpin the Company's deferred compensation programs. Due to market conditions the fair value of these policies decreased $3.9 million in 2008 compared to an increase of $7.1 million in 2007. This loss was offset by an increase of $8.9 million in income from sponsored FDIC covered deposits, introduced as a new product in 2008. Additionally, other revenue for the year ended December 31, 2007 included a gain of $2.5 million on the extinguishment of the zero coupon notes issued by the Company on January 2, 2003 in connection with an acquisition.

Interest

Net interest revenue (interest revenue less interest expense) decreased by 57% in the year ended December 31, 2008 compared to the same period in 2007 amidst lower short-term interest rates and lower client debit balances. Interest revenue declined 44% for the year ended December 31, 2008 compared to the same period in 2007 primarily due to lower interest rates. In addition, average stock borrow balances and average customer debit balances decreased 32% and 15%, respectively, in the year ended December 31, 2008 compared to the same period in 2007, impacted by tight credit conditions and liquidation of positions by investors in a declining market in 2008 compared to better market conditions in 2007. Interest expense decreased 31% for the year ended December 31, 2008 compared to the same period of 2007. The interest expense on the Company's Senior Secured Credit Note declined by $3.4 million for the year ended December 31, 2007 compared to the same period in 2007 due to declining interest rates and payments of principal, offset by interest expense of $6.9 million on the Subordinated Note issued in January 2008 and higher interest expense associated with higher bank call loan balances incurred as alternative sources of financing such as stock loan balances declined.

Expenses, other than interest

The Company's expenses for the year ended December 31, 2008 increased 21% compared to the same period of 2007, primarily due to the effect of the Company's recent acquisition. Acquisition related expenses included $40.2 million for the year ended December 31, 2008 for deferred incentive compensation to former CIBC employees for awards made by CIBC prior to the January 14, 2008 acquisition by the Company. Such payments will significantly decline in future periods. These accrued expenses are net of an expense reversal of $6.1 million recorded in November 2008 arising from the resolution of a number of issues with CIBC associated with the implementation and interpretation of the Acquisition Agreement. Transition service charges of $27.3 million in the year ended December 31, 2008 were incurred for interim support of the acquired businesses which substantially terminated upon the transition of those businesses to Oppenheimer's platform in the second half of 2008. The Company continues to review its costs across all expense categories but expects to have reduced costs by approximately $85 million in 2009 compared to 2008 due to the elimination of many costs associated with the 2008 acquisition.

Compensation costs increased 16% in the year ended December 31, 2008 compared to the same period of 2007. The main driver of the increase for the year ended December 31, 2008 was the increased compensation expense associated with personnel within the acquired businesses, as described above. A decrease in deferred compensation obligations of $11.0 million driven by declining market values in the underlying benchmark portfolios offset the overall increase in compensation costs. Also offsetting the increase in compensation costs was a decrease of $8.6 million related to the Company's stock appreciation rights that are pegged to the price of Company's Class A Shares. For the year ended December 31, 2008, clearing and exchange fees increased 89% due to increased transaction volumes associated with the acquired businesses as well as transition service charges. Communications and technology costs and occupancy and equipment costs increased 44% in the year ended December 31, 2008 compared to the same period in 2007, primarily to support the acquired businesses.

Other expenses increased 57% for the year ended December 31, 2008 compared to the same period in 2007 and includes substantial transition costs related to the acquisition of the acquired businesses, as described above. Such transition costs represent 65% of the increase in other expenses in 2008 compared to 2007. In addition, legal fees, registration fees and various employee support costs increased in 2008 compared to 2007 related to the acquisition and integration of the acquired businesses. The cost of professional fees increased 31% and represented 5% of the increase in other expenses associated with the business acquired and with increased litigation and regulatory costs. Bad debt expense increased by $1.3 million for the year ended December 31, 2008 compared to the same period in 2007.

Fiscal 2007 compared to Fiscal 2006

Revenue, other than interest

Commission income and, to a large extent, income from principal transactions depend on investor participation in the markets. In the year ended December 31, 2007, commission revenue increased by 3% compared to fiscal 2006 derived primarily from stronger investor interest in the OTC markets in 2007 compared to 2006. Commission revenue has been impacted by a general compression in rates charged to clients for transactions as well as clients' changing their accounts to fee-based arrangements. Net revenue from principal transactions decreased by 3% in the year ended December 31, 2007 compared to fiscal 2006. With increased market volatility in 2007, the Company has scaled back its exposure to proprietary trading activities. Investment banking revenues increased 77% in the year ended December 31, 2007 compared with fiscal 2006. Approximately 41% of this increase was generated by new issue and secondary issuance and 26% of this increase was generated by corporate finance advisory and placement fees. Advisory fees increased by 38% for the year ended December 31, 2007 compared to fiscal 2006. Assets under management by the asset management groups were $17.5 billion at December 31, 2007, compared to $15.5 billion at December 31,

2006. Performance fees earned by OAM and Oppenheimer as a result of participation as general partner in various alternative investments produced revenue of $44.8 million in 2007 compared to $14.7 million in 2006, representing 44% of the increase in 2007 compared to 2006. Other revenue decreased by 40% in the year ended December 31, 2007 compared to fiscal 2006. Fiscal 2006 included a net gain of $13.7 million arising from the exchange of NYSE seats for cash and NYSE Group common shares and the subsequent sale of a portion of such NYSE Group common shares and $4.1 million relating to the gain on extinguishment of Variable Rate Exchangeable Debentures issued by the Company on January 6, 2003 in connection with an acquisition, while fiscal 2007 included a $2.5 million gain from the extinguishment of the zero coupon notes issued on January 2, 2003 in connection with an acquisition.

Interest

Net interest revenue (interest revenue less interest expense) increased 18% in the year ended December 31, 2007 compared to fiscal 2006. Interest revenue (which primarily relates to revenue from customer margin balances and securities lending activities) increased 2% in fiscal 2007 compared to fiscal 2006. Average stock borrow balances increased by approximately 9%, offset by lower average customer debit balances and lower interest rates. Interest expense in fiscal 2007 decreased by 10% compared to fiscal 2006. The decrease was primarily due to lower interest expense related to the Company's Debentures (repaid in full on October 23, 2006) and Senior Secured Credit Note (originally issued on July 31, 2006 in the amount of $125 million and with an outstanding balance of $83.3 million at December 31, 2007). See the discussion under Business – Other Requirements and note 7 to the Company's consolidated financial statements, included in Item 8. The other significant reason for the decrease in interest expense arose because of lower average bank call loan balances in fiscal 2007 compared to fiscal 2006 as a result of stronger business and cash flows in fiscal 2007 compared to fiscal 2006.

Expenses, other than interest

Compensation and related expense increased by 15% in the year ended December 31, 2007 compared to fiscal 2006. Compensation expense, including the Company's accrual for year-end bonuses, has volume-related components and, therefore, will increase with the increased level of underlying business conducted in the year ended December 31, 2007, compared to fiscal 2006. The amortization of forgivable loans to financial advisors is included in compensation expense. This expense is relatively fixed and is not influenced by increases or decreases in revenue levels, but rather by the net number of financial advisors hired in one period compared to another. Note amortization expense in fiscal 2007 was approximately $19.4 million compared to approximately $21.0 million in fiscal 2006. As of January 1, 2006, the Company adopted SFAS 123 (R), resulting in approximately $8.9 million of compensation expense in fiscal 2007 compared to approximately $3.3 million in fiscal 2006 relating to the expensing of share-based awards. The Company's stock appreciation rights which, under accounting guidelines, are re-measured at fair value at each period end based on the closing price of the Company's Class A Shares were the largest component of share-based compensation expense. The cost of clearing and exchange fees increased by 35% in the year ended December 31, 2007 compared to fiscal 2006 due to higher transactional volume in 2007. The cost of communications and technology increased 10% in the year ended December 31, 2007 compared to fiscal 2006. The increase was driven largely by the increased costs of external data services employed to support the increased requirements of the business in 2007 compared to 2006. Occupancy and equipment costs decreased 3% in fiscal 2007 compared to fiscal 2006 due primarily to reduced equipment costs. Other expenses decreased by 8% for the year ended December 31, 2007 compared to fiscal 2006. In fiscal 2007 increased third party finders fees were offset by decreased costs for legal and regulatory settlement costs. The cost of professional fees decreased by 19% and represented 37% of the decrease in other expenses in fiscal 2007 compared to 2006 as the Company resolved matters previously reserved.

The decrease in the effective tax rate (40.8% for the year ended December 31, 2007 compared to 44.6% for the year ended December 31, 2006) was the result of favorable resolutions of tax matters in 2007.

Liquidity and Capital Resources

Total assets at December 31, 2008 decreased by 28% from December 31, 2007 levels due to decreases in receivables from brokers and clearing organizations and customers resulting from concerns throughout the credit markets with counter-party risk and due to customers paying down margin debt. Total assets at December 31, 2007 decreased by 1% from December 31, 2006 levels. The market environment that developed in 2008 in the wake of the failure of financial institutions and seizures in the credit markets, resulted in declining markets around the world and higher levels of risk.

The Company satisfies its need for short-term funds from internally generated funds, collateralized and uncollateralized borrowings, consisting primarily of bank loans, stock loans and uncommitted lines of credit. The Company's longer term capital needs are met through the issuance of the Senior Secured Credit Note and the Subordinated Note. The amount of Oppenheimer's bank borrowings fluctuates in response to changes in the level of the Company's securities inventories and customer margin debt, changes in stock loan balances and changes in notes receivable from employees. The Company believes that such availability will continue going forward but current conditions in the credit markets may make the availability of bank financing more challenging in the months ahead. Oppenheimer has arrangements with banks for borrowings on a fully collateralized basis. At December 31, 2008, $6.5 million of such borrowings were outstanding compared to outstanding borrowings of $29.0 million at December 31, 2007 and $79.5 million at December 31, 2006. At December 31, 2008, the Company had available collateralized and uncollateralized letters of credit of $127.2 million.

The unprecedented volatility of the financial markets, accompanied by a severe deterioration of economic conditions worldwide, has had a pronounced adverse affect on the availability of credit through traditional sources. As a result of concern about the ability of markets generally and the strength of counterparties specifically, many lenders have reduced and, in some cases, ceased to provide funding to the Company on both a secured and unsecured basis. Further the current environment is not conducive to most new financing and renegotiation of existing loans has become expensive and problematic.

On July 31, 2006, the Company issued a Senior Secured Credit Note in the amount of $125.0 million at a variable interest rate based on LIBOR with a seven-year term to a syndicate led by Morgan Stanley Senior Funding Inc., as agent. On April 28, 2008, the Company paid down principal of $20.0 million, of which $16.3 million was due pursuant to the excess cash flow computation as of December 31, 2007 and the balance of $3.7 million was a voluntary repayment of principal. In accordance with the Senior Secured Credit Note, the Company has provided certain covenants to the lenders with respect to the maintenance of a minimum fixed charge ratio and maximum leverage ratio driven from EBITDA and minimum net capital requirements with respect to Oppenheimer.

On December 22, 2008, certain terms of the Senior Secured Credit Note were amended, including (1) revised financial covenant levels that require that (i) the Company maintain a maximum leverage ratio (total long-term debt divided by EBITDA) of 5.45 and (ii) the Company maintain a minimum fixed charge ratio (EBITDA adjusted for capital expenditures and income taxes divided by the sum of principal and interest payments on long-term debt) of 2.05; (2) an increase in scheduled principal payments as follows: 2009 - $400,000 per quarter plus $4.0 million on September 30, 2009 and 2010 - $500,000 per quarter plus $8.0 million on September 30, 2010; (3) an increase in the interest rate to LIBOR plus 450 basis points (an increase of 150 basis points); and (4) a pay-down of principal equal to the cost of any share repurchases made pursuant to the Normal Course Issuer Bid. In addition, the Company made a voluntary pre-payment of principal in the amount of $15 million plus interest. In the Company's view, the maximum leverage ratio and minimum fixed charge ratio represent the most restrictive covenants. At December 31, 2008, the Company was in compliance with all of its covenants.

The effective interest rate on the Senior Secured Credit Note for the year ended December 31, 2008 was 6.48%. Interest expense, as well as interest paid on a cash basis for the year ended December 31, 2008 on the Senior Secured Credit Note, was $4.6 million ($8.0 million in 2007 and $4.3 million in 2006). Of the $47.7 million principal amount outstanding at December 31, 2008, $5.6 million of principal is expected to be paid within 12 months.

The obligations under the Senior Secured Credit Note are guaranteed by certain of the Company's subsidiaries, other than broker-dealer subsidiaries, with certain exceptions, and are collateralized by a lien on substantially all of the assets of each guarantor, including a pledge of the ownership interests in each first-tier broker-dealer subsidiary held by a guarantor, with certain exceptions.

On January 14, 2008, in connection with the acquisition of the New Capital Markets Businesses, CIBC made a loan in the amount of $100.0 million and the Company issued a Subordinated Note to CIBC in the amount of $100.0 million at a variable interest rate based on LIBOR. The Subordinated Note is due and payable on January 31, 2014 with interest payable on a quarterly basis. The purpose of this note is to support the capital requirements of the New Capital Markets Businesses. In accordance with the Subordinated Note, the Company has provided certain covenants to CIBC with respect to the maintenance of a minimum fixed charge ratio and maximum leverage ratio and minimum net capital requirements with respect to Oppenheimer.

Effective December 23, 2008, certain terms of the Subordinated Note were amended, including (1) revised financial covenant levels that require that (i) the Company maintain a maximum leverage ratio of 6.45 and (ii) the Company maintain a minimum fixed charge ratio of 1.70; and (2) an increase in the interest rate to LIBOR plus 525 basis points (an increase of 150 basis points). In the Company's view, the maximum leverage ratio and minimum fixed charge ratio represent the most restrictive covenants. At December 31, 2008, the Company was in compliance with all of its covenants.

The effective interest rate on the Subordinated Note for the year ended December 31, 2008 was 6.96%. Interest expense, as well as interest paid on a cash basis for the year ended December 31, 2008, on the Subordinated Note was $6.9 million.

Funding Risk

Amounts are expressed in thousands of dollars.

	Year ended December 31, 2008	2007	2006
Cash provided by operations	$59,759	$113,667	$114,303
Cash used in investing activities	(65,578)	(11,553)	(7,272)
Cash provided by (used in) financing activities	24,802	(97,954)	(115,502)
Net increase (decrease) in cash and cash equivalents	$18,983	$4,160	$(8,471)

Management believes that funds from operations, combined with the Company's capital base and available credit facilities, are sufficient for the Company's liquidity needs in the foreseeable future. (See Factors Affecting "Forward-Looking Statements").

Other Matters

During the fourth quarter of 2008, the Company purchased 173,524 Class A Shares at an average price per share of $20.63 pursuant to the Normal Course Issuer Bid.

During the fourth quarter of 2008, the Company did not issue any Class A Shares pursuant to the Company's share-based compensation programs.

On November 28, 2008, the Company paid cash dividends of U.S. $0.11 per Class A and Class B Share totaling $1.5 million from available cash on hand.

On January 29, 2009, the Board of Directors declared a regular quarterly cash dividend of U.S. $0.11 per Class A and Class B Share payable on February 28, 2009 to shareholders of record on February 14, 2009.

The book value of the Company's Class A and Class B Shares was $32.75 at December 31, 2008 compared to $33.22 at December 31, 2007, a decrease of approximately 1%, based on total outstanding shares of 12,999,145 and 13,366,276, respectively. The Company's book value per share was impacted by operating losses, the repurchase of Class A Shares pursuant to the Normal Course Issuer Bid and dividends, offset by the effect of share-based awards and the issuance to CIBC of warrants in connection with the acquisition of the New Capital Markets Businesses in January 2008.

The diluted weighted average number of Class A and Class B Shares outstanding for the year ended December, 2008 was 13,199,580 compared to 13,532,287 outstanding for the year ended December 31, 2007, a net decrease of 2% primarily due to the repurchase of Class A Shares pursuant to the Normal Course Issuer Bid.

On January 29, 2009, Moody's Investor Services announced that it had lowered the credit rating on the Company's Senior Secured Credit Note and on Oppenheimer Holdings Inc. from B-1 to B-2 with negative outlook, due largely to the poor performance of the business in 2008. This change in rating will not trigger any covenant violations in connection with any currently outstanding debt.

Off-Balance Sheet Arrangements

Information concerning the Company's off-balance sheet arrangements is included in note 4 of the notes to the consolidated financial statements appearing in Item 8. Such information is hereby incorporated by reference.

Contractual and Contingent Obligations

The Company has contractual obligations to make future payments in connection with non-cancelable lease obligations and debt assumed upon the acquisition of the New Capital Markets Business as well as debt issued in 2006. The Company also has contractual obligations to make payments to CIBC in connection with deferred compensation earned by former CIBC employees in connection with the acquisition as well as the earn-out to be paid in 2013 as described in note 18 of the consolidated financial statements. Such information is hereby incorporated by reference.

The following table sets forth these contractual and contingent commitments as at December 31, 2008. Amounts are expressed in millions of dollars.

	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Minimum rentals	$172	$39	$69	$40	$24
Committed capital	3	3	-	-	-
Earn-out	25	-	-	25	-
Deferred compensation commitments (1)	49	18	31	-	-
Senior Secured Credit Note	48	6	28	14	-
Subordinated Note	100	-	-	-	100
Total	$397	$66	$128	$79	$124

(1) Represents payments to be made to CIBC in relation to deferred incentive compensation to former CIBC employees for awards made by CIBC prior to the January 14, 2008 acquisition by the Company.

Inflation

Because the assets of the Company's brokerage subsidiaries are highly liquid, and because securities inventories are carried at current market values, the impact of inflation generally is reflected in the financial statements. However, the rate of inflation affects the Company's costs relating to employee compensation, rent, communications and certain other operating costs, and such costs may not be recoverable in the level of commissions or fees charged. To the extent inflation results in rising interest rates and has other adverse effects upon the securities markets, it may adversely affect the Company's financial position and results of operations.

Factors Affecting "Forward-Looking Statements"

From time to time, the Company may publish "Forward-looking statements" within the meaning of Section 27A of the Securities Act, and Section 21E of the Exchange Act or make oral statements that constitute forward-looking statements. These forward-looking statements may relate to such matters as anticipated financial performance, future revenues or earnings, business prospects, projected ventures, new products, anticipated market performance, and similar matters. The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements. In order to comply with the terms of the safe harbor, the Company cautions readers that a variety of factors could cause the Company's actual results to differ materially from the anticipated results or other expectations expressed in the Company's forward-looking statements. These risks and uncertainties, many of which are beyond the Company's control, include, but are not limited to: (i) transaction volume in the securities markets, (ii) the volatility of the securities markets, (iii) fluctuations in interest rates, (iv) changes in regulatory requirements which could affect the cost and method of doing business, (v) fluctuations in currency rates, (vi) general economic conditions, both domestic and international, (vii) changes in the rate of inflation and the related impact on the securities markets, (viii) competition from existing financial institutions and other participants in the securities markets, (ix) legal developments affecting the litigation experience of the securities industry and the Company, including developments arising from the failure of the Auction Rate Securities markets, (x) changes in federal and state tax laws which could affect the popularity of products sold by the Company, (xi) the effectiveness of efforts to reduce costs and eliminate overlap, (xii) war and nuclear confrontation, (xiii) the Company's ability to achieve its business plan, (xiv) corporate governance issues, (xv) the impact of the credit crisis on business operations, (xvi) the effect of bailout and related legislation, (xvii) the consolidation of the banking and financial services industry, (xviii) the effects of the economy on the Company's ability to find and maintain financing options and liquidity; (xix) credit, operations, legal and regulatory risks; and (xx) risks related to foreign operations. There can be no assurance that the Company has correctly or completely identified and assessed all of the factors affecting the Company's business. The Company does not undertake any obligation to publicly update or revise any forward-looking statements. See Item 1A – Risk Factors.

Item 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Risk Management

The Company's principal business activities by their nature involve significant market, credit and other risks. The Company's effectiveness in managing these risks is critical to its success and stability.

As part of its normal business operations, the Company engages in the trading of both fixed income and equity securities in both a proprietary and market-making capacity. The Company makes markets in over-the-counter equities in order to facilitate order flow and accommodate its institutional and retail customers. The Company also makes markets in municipal bonds, mortgage-backed securities, government bonds and high yield bonds and short term fixed income securities and loans issued by various corporations.

Market Risk. Market risk generally means the risk of loss that may result from the potential change in the value of a financial instrument as a result of fluctuations in interest and currency exchange rates and in equity and commodity prices. Market risk is inherent in all types of financial instruments, including both derivatives and non-derivatives. The Company's exposure to market risk arises from its role as a financial intermediary for its customers' transactions and from its proprietary trading and arbitrage activities.

Oppenheimer monitors market risks through daily profit and loss statements and position reports. Each trading department adheres to internal position limits determined by senior management and regularly reviews the age and composition of its proprietary accounts. Positions and profits and losses for each trading department are reported to senior management on a daily basis.

In its market-making activities, Oppenheimer must provide liquidity in the equities for which it makes markets. As a result of this, Oppenheimer has risk containment policies in place, which limit position size and monitor transactions on a minute-to-minute basis.

Credit Risk. Credit risk represents the loss that the Company would incur if a client, counterparty or issuer of securities or other instruments held by the Company fails to perform its contractual obligations. Given the problems in the credit markets that occurred in 2008 and continue currently, there has been an increased focus in the industry about credit risk. The Company follows industry practice to reduce credit risk related to various investing and financing activities by obtaining and maintaining collateral wherever possible. The Company adjusts margin requirements if it believes the risk exposure is not appropriate based on market conditions. When Oppenheimer advances funds or securities to a counterparty in a principal transaction or to a customer in a brokered transaction, it is subject to the risk that the counterparty or customer will not repay such advances. If the market price of the securities purchased or loaned has declined or increased, respectively, Oppenheimer may be unable to recover some or all of the value of the amount advanced. A similar risk is also present where a customer is unable to respond to a margin call and the market price of the collateral has dropped. In addition, Oppenheimer's securities positions are subject to fluctuations in market value and liquidity.

In addition to monitoring the credit-worthiness of its customers, Oppenheimer imposes more conservative margin requirements than those of the NYSE. Generally, Oppenheimer limits customer loans to an amount not greater than 65% of the value of the securities (or 50% if the securities in the account are concentrated in a limited number of issues). Particular attention and more restrictive requirements are placed on more highly volatile securities traded in the NASDAQ market. In comparison, the NYSE permits loans of up to 75% of the value of the equity securities in a customer's account. Further discussion of credit risk appears in note 4 to the Company's consolidated financial statements, included in Item 8.

Operational Risk. Operational risk generally refers to the risk of loss resulting from the Company's operations, including, but not limited to, improper or unauthorized execution and processing of transactions, deficiencies in its operating systems, business disruptions and inadequacies or breaches in its internal control processes. The Company operates in diverse markets and it is reliant on the ability of its employees and systems to process high numbers of transactions often within short time frames. In the event of a breakdown or improper operation of systems, human error or improper action by employees, the Company could suffer financial loss, regulatory sanctions or damage to its reputation. In order to mitigate and control operational risk, the Company has developed and continues to enhance policies and procedures (including the maintenance of disaster recovery facilities and procedures related thereto) that are designed to identify and manage operational risk at appropriate levels. With respect to its trading activities, the Company has procedures designed to ensure that all transactions are accurately recorded and properly reflected on the Company's books on a timely basis. With respect to client activities, the Company operates a system of internal controls designed to ensure that transactions and other account activity (new account solicitation, transaction authorization, transaction processing, billing and collection) are properly approved, processed, recorded and reconciled. The Company has procedures designed to assess and monitor counterparty risk. For details of funding risk, see Item 7, under the caption "Liquidity and Capital Resources".

Legal and Regulatory Risk. Legal and regulatory risk includes the risk of non-compliance with applicable legal and regulatory requirements, client claims and the possibility of sizeable adverse legal judgments. The Company is subject to extensive regulation in the different jurisdictions in which it conducts its activities. Regulatory oversight of the securities industry has become increasingly intense over the past few years and the Company, as well as others in the industry, has been directly affected by this increased regulatory scrutiny. Timely and accurate compliance with regulatory requests has become increasingly problematic, and regulators have tended to bring enforcement proceedings in relation to such matters. See further discussion in Item 7, under the caption "Regulatory Environment".

The Company has comprehensive procedures for addressing issues such as regulatory capital requirements, sales and trading practices, use of and safekeeping of customer funds and securities, granting of credit, collection activities, money laundering, and record keeping. The Company has designated Anti-Money Laundering Compliance Officers who monitor compliance with regulations under the U.S. Patriot Act. See further discussion on the Company's reserve policy in Item 7, under the caption "Critical Accounting Estimates", Item 3, "Legal Proceedings" and Item 1, "Regulation".

Off-Balance Sheet Arrangements. In certain limited instances, the Company utilizes off-balance sheet arrangements to manage risk. See further discussion in note 4 to the consolidated financial statements in Item 8.

Value-at-Risk

Value-at-risk is a statistical measure of the potential loss in the fair value of a portfolio due to adverse movements in underlying risk factors. In response to the SEC's market risk disclosure requirements, the Company has performed a value-at-risk analysis of its trading of financial instruments and derivatives. The value-at-risk calculation uses standard statistical techniques to measure the potential loss in fair value based upon a one-day holding period and a 95% confidence level. The calculation is based upon a variance-covariance methodology, which assumes a normal distribution of changes in portfolio value. The forecasts of variances and co-variances used to construct the model, for the market factors relevant to the portfolio, were generated from historical data. Although value-at-risk models are sophisticated tools, their use can be limited as historical data is not always an accurate predictor of future conditions. The Company attempts to manage its market exposure using other methods, including trading authorization limits and concentration limits.

At December 31, 2008 and 2007, the Company's value-at-risk for each component of market risk was as follows (in thousands of dollars):

	VAR for Fiscal 2008			VAR for Fiscal 2007		
	High	Low	Average	High	Low	Average
Equity price risk	$538	$11	$446	$437	$123	$286
Interest rate risk	2,415	1,554	1,746	648	409	544
Commodity price risk	233	133	187	119	128	143
Diversification benefit	(1,757)	(951)	(1,260)	(695)	(332)	(556)
Total	$1,429	$747	$1,119	$509	$328	$417

	VAR at December 31,	
	2008	2007
Equity price risk	$936	$437
Interest rate risk	1,378	648
Commodity price risk	264	119
Diversification benefit	(1,469)	(695)
Total	$1,109	$509

The potential future loss presented by the total value-at-risk generally falls within predetermined levels of loss that should not be material to the Company's results of operations, financial condition or cash flows. The changes in the value-at-risk amounts reported in 2008 from those reported in 2007 reflect changes in the size and composition of the Company's trading portfolio at December 31, 2008 compared to December 31, 2007. The Company's portfolio as at December 31, 2008 includes approximately $10.7 million ($15.4 million in 2007) in corporate equities, which are related to deferred compensation liabilities and which do not bear any value-at-risk to the Company. The Company used derivative financial instruments to hedge market risk in fiscal 2008 and 2007, including in connection with the Senior Secured Credit Note, which is described in note 7 of the notes to the consolidated financial statements, appearing in Item 8. Such information is hereby incorporated by reference. Further discussion of risk management appears in Item 7, "Management's Discussion and Analysis of the Results of Operations" and Item 1A, "Risk Factors".

The value-at-risk estimate has limitations that should be considered in evaluating the Company's potential future losses based on the year-end portfolio positions. Recent market conditions, including increased volatility, may result in statistical relationships that result in higher value-at-risk than would be estimated from the same portfolio under different market conditions. Likewise, the converse may be true. Critical risk management strategy involves the active management of portfolio levels to reduce market risk. The Company's market risk exposure is continuously monitored as the portfolio risks and market conditions change.

Item 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Management's Report on Internal Control over Financial Reporting

Management of Oppenheimer Holdings Inc. is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control over financial reporting is a process designed under the supervision of the Company's principal executive and principal financial officers to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company's financial statements for external reporting purposes in accordance with U.S. generally accepted accounting principles.

As of December 31, 2008, management conducted an assessment of the effectiveness of the Company's internal control over financial reporting based on the framework established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has determined that the Company's internal control over financial reporting as of December 31, 2008 was effective.

The Company's internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets; provide reasonable assurances that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with authorizations of management and the directors of the Company; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the Company's financial statements.

The Company's internal control over financial reporting as of December 31, 2008 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report included herein, which expresses an unqualified opinion on the effectiveness of the Company's internal control over financial reporting as of December 31, 2008.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Oppenheimer Holdings Inc.:

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Oppenheimer Holdings Inc. and its subsidiaries at December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements, and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP
March 2, 2009
New York, New York

OPPENHEIMER HOLDINGS INC.
CONSOLIDATED BALANCE SHEETS
AS AT DECEMBER 31,

	2008	2007
	(Expressed in thousands of dollars)	
ASSETS		
Cash and cash equivalents	$46,685	$27,702
Cash and securities segregated for regulatory and other purposes	57,033	67,562
Deposits with clearing organizations	14,355	16,402
Receivable from brokers and clearing organizations	278,235	672,282
Receivable from customers, net of allowance for doubtful accounts of $2.0 million ($628 in 2007)	647,486	879,732
Income taxes receivable	12,647	-
Securities owned including amounts pledged of $1.9 million ($1.3 million in 2007), at fair value	127,479	128,495
Notes receivable, net	53,446	44,923
Office facilities, net	27,224	18,340
Intangible assets, net	50,117	32,925
Goodwill	132,472	132,472
Other	82,405	117,406
	$1,529,584	$2,138,241

The accompanying notes are an integral part of these consolidated financial statements.

OPPENHEIMER HOLDINGS INC.
CONSOLIDATED BALANCE SHEETS (continued)
AS AT DECEMBER 31,

	2008	2007
	(Expressed in thousands of dollars)	
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities		
Drafts payable	$52,565	$56,925
Bank call loans	6,500	29,000
Payable to brokers and clearing organizations	159,648	809,025
Payable to customers	408,303	446,299
Securities sold, but not yet purchased, at fair value	27,454	9,413
Accrued compensation	178,983	153,786
Accounts payable and other liabilities	112,031	82,912
Income taxes payable	-	11,020
Senior secured credit note	47,663	83,325
Subordinated note	100,000	-
Deferred income tax, net	4,538	12,556
Excess of fair value of assets acquired over cost	6,173	-
	1,103,858	1,694,261
Commitments and contingencies (note 13)		
Shareholders' equity		
Share capital		
Class A non-voting shares		
(2008 – 12,899,465 shares issued and outstanding 2007 – 13,266,596 shares issued and outstanding)	43,520	52,921
99,680 Class B voting shares issued and outstanding	133	133
	43,653	53,054
Contributed capital	34,924	16,760
Retained earnings	348,477	375,137
Accumulated other comprehensive loss	(1,328)	(971)
	425,726	443,980
	$1,529,584	$2,138,241

The accompanying notes are an integral part of these consolidated financial statements.

OPPENHEIMER HOLDINGS INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31,

	2008	2007	2006
	(Expressed in thousands of dollars, except per share amounts)		
REVENUE:			
Commissions	$494,773	$366,437	$355,459
Principal transactions, net	20,651	41,441	42,834
Interest	61,793	110,114	108,025
Investment banking	121,450	119,350	67,528
Advisory fees	198,960	249,358	180,602
Other	22,443	27,697	46,375
	920,070	914,397	800,823
EXPENSES:			
Compensation and related expenses	626,030	540,200	468,609
Clearing and exchange fees	31,007	16,388	12,102
Communications and technology	75,359	52,288	47,474
Occupancy and equipment costs	69,945	48,607	50,328
Interest	38,998	56,643	62,867
Other	114,774	72,877	78,993
	956,113	787,003	720,373
Profit (loss) before income taxes	(36,043)	127,394	80,450
Income tax provision (benefit)	(15,273)	52,027	35,873
NET PROFIT (LOSS) FOR YEAR	$(20,770)	$75,367	$44,577
Earnings (loss) per share			
Basic	$(1.57)	$5.70	$3.50
Diluted	$(1.57)	$5.57	$2.76

The accompanying notes are an integral part of these consolidated financial statements.

OPPENHEIMER HOLDINGS INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
FOR THE YEAR ENDED DECEMBER 31,

	2008	2007	2006
	(Expressed in thousands of dollars)		
Net profit (loss) for year	$(20,770)	$75,367	$44,577
Other Comprehensive income (loss), net of tax:			
Currency translation adjustment	31	-	-
Change in cash flow hedges	(388)	(971)	-
COMPREHENSIVE INCOME (LOSS) FOR YEAR	$(21,127)	$74,396	$44,577

The accompanying notes are an integral part of these consolidated financial statements.

OPPENHEIMER HOLDINGS INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31,

	2008	2007	2006
	(Expressed in thousands of dollars)		
SHARE CAPITAL			
Balance at beginning of year	$53,054	$41,226	$32,631
Issuance of Class A Shares	7,786	11,828	10,850
Repurchase of Class A Shares for cancellation	(17,187)	-	(2,255)
Balance at end of year	$43,653	$53,054	$41,226
CONTRIBUTED CAPITAL			
Balance at beginning of year	$16,760	$11,662	$8,810
Issuance of warrant to purchase 1 million Class A Shares	10,487	-	-
Tax benefit from share-based awards	698	915	315
Share-based expense	7,334	4,183	2,537
Vested employee share plan awards	(355)	-	-
Balance at end of year	$34,924	$16,760	$11,662
RETAINED EARNINGS			
Balance at beginning of year	$375,137	$306,153	$266,682
Cumulative effect of an accounting change	-	(823)	-
Net profit (loss) for year	(20,770)	75,367	44,577
Dividends paid ($0.44 per share in 2008; $0.42 per share in 2007; $0.40 per share in 2006)	(5,890)	(5,560)	(5,106)
Balance at end of year	$348,477	$375,137	$306,153
ACCUMULATED OTHER COMPREHENSIVE LOSS			
Balance at beginning of year	$(971)	-	-
Currency translation adjustment, net of tax	31	-	-
Change in cash flow hedges, net of tax	(388)	$(971)	-
Balance at end of year	$(1,328)	$(971)	-
Total Shareholders' Equity	$425,726	$443,980	$359,041

The accompanying notes are an integral part of these consolidated financial statements.

OPPENHEIMER HOLDINGS INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31,

	2008	2007	2006
	(Expressed in thousands of dollars)		
Cash flows from operating activities:			
Net profit (loss) for year	$(20,770)	$75,367	$44,577
Adjustments to reconcile net profit to net cash provided by operating activities:			
Non-cash items included in net profit (loss):			
Depreciation and amortization of office facilities and leasehold improvements	11,474	9,691	9,583
Deferred income tax	(12,300)	7,621	382
Amortization of notes receivable	16,761	19,419	20,676
Amortization of debt issuance costs	1,227	1,218	352
Amortization of intangible assets	5,058	735	735
Provision for doubtful accounts	1,473	(37)	(200)
Share-based compensation	(112)	9,657	5,000
Gain on extinguishment of zero coupon note	-	(2,455)	-
Gain on extinguishment of Debentures	-	-	(4,146)
Decrease (increase) in operating assets:			
Cash and securities segregated for regulatory and other purposes	10,529	(22,527)	(13,708)
Deposits with clearing organizations	2,047	(5,047)	2,885
Receivable from brokers and clearing organizations	394,047	(28,368)	(116,424)
Receivable from customers	230,773	99,655	138,064
Income taxes receivable	(12,647)	-	-
Securities owned	81,618	8,597	9,553
Notes receivable	(25,284)	(12,002)	(13,142)
Other assets	43,990	(33,164)	(16,578)
Increase (decrease) in operating liabilities:			
Drafts payable	(4,360)	(716)	11,629
Payable to brokers and clearing organizations	(649,734)	(115,502)	93,078
Payable to customers	(37,996)	61,418	(88,331)
Securities sold, but not yet purchased	(14,333)	2,098	(2,471)
Accrued compensation	34,334	32,935	26,732
Accounts payable and other liabilities	14,984	7,283	(6,005)
Income taxes payable	(11,020)	(2,209)	12,062
Cash provided by operating activities	59,759	113,667	114,303

The accompanying notes are an integral part of these consolidated financial statements.

(Continued on next page)

OPPENHEIMER HOLDINGS INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)
FOR THE YEAR ENDED DECEMBER 31,

	2008	2007	2006
	(Expressed in thousands of dollars)		
Cash flows from investing activities:			
Acquisition, net of cash acquired	(50,335)	-	-
Purchase of office facilities	(15,243)	(11,553)	(7,272)
Cash used in investing activities	(65,578)	(11,553)	(7,272)
Cash flows from financing activities:			
Cash dividends paid on Class A and Class B Shares	(5,890)	(5,560)	(5,106)
Issuance of Class A Shares	5,740	10,970	10,850
Repurchase of Class A Shares for cancellation	(17,187)	-	(2,255)
Tax benefit from share-based awards	698	915	315
Repayments of zero coupon promissory notes	-	(12,121)	(8,246)
Issuance of subordinated note	100,000	-	-
Issuance of senior secured credit note	-	-	125,000
Repayments of senior secured credit note	(35,662)	(41,050)	(625)
Debt issuance costs	(397)	(608)	(4,035)
Redemption of Debentures	-	-	(156,676)
Bank loan repayments	-	-	(14,524)
Decrease in bank call loans, net	(22,500)	(50,500)	(60,200)
Cash provided by (used in) financing activities	24,802	(97,954)	(115,502)
Net increase (decrease) in cash and cash equivalents	18,983	4,160	(8,471)
Cash and cash equivalents, beginning of year	27,702	23,542	32,013
Cash and cash equivalents, end of year	$46,685	$27,702	$23,542

Schedule of non-cash investing and financing Activities:			
Warrants issued	$10,487	-	-
Employee share plan issuance	$2,046	$2,408	$590
Supplemental disclosure of cash flow information:			
Cash paid during the year for interest	$32,078	$57,429	$61,258
Cash paid during the year for income taxes	$13,750	$45,900	$23,400

The accompanying notes are an integral part of these consolidated financial statements.

OPPENHEIMER HOLDINGS INC.
Notes to Consolidated Financial Statements
(Expressed in U.S. dollars)
December 31, 2008

1. Summary of Significant Accounting Policies

Basis of Presentation

Oppenheimer Holdings Inc. ("OPY") is incorporated under the laws of Canada. The consolidated financial statements include the accounts of OPY and its subsidiaries (together, the "Company"). The principal subsidiaries of OPY are Oppenheimer & Co. Inc. ("Oppenheimer"), a registered broker dealer in securities, Oppenheimer Asset Management Inc. ("OAM") and its wholly owned subsidiary, Oppenheimer Investment Management Inc. ("OIM"), both registered investment advisors under the Investment Advisors Act of 1940, Oppenheimer Trust Company, a limited purpose trust company chartered by the State of New Jersey to provide fiduciary services such as trust and estate administration and investment management, Evanston Financial Corporation ("Evanston"), which is engaged in mortgage brokerage and servicing, OPY Credit Corp., which offers syndication as well as trading of issued corporate loans, and Oppenheimer Israel (OPCO) Ltd., which is engaged in offering investment services in the State of Israel as a local broker dealer. Oppenheimer EU Ltd., based in the United Kingdom, provides institutional equities brokerage and corporate financial services and is regulated by the Financial Services Authority. Oppenheimer EU Ltd. began operations on September 5, 2008. Oppenheimer Investments Asia Limited, based in Hong Kong, China, provides assistance in accessing the U.S. equities markets and limited mergers and acquisitions advisory services to Asia-based companies. Oppenheimer operates as Fahnestock & Co. Inc. in Latin America. Oppenheimer owns Freedom Investments, Inc. ("Freedom"), a registered broker dealer in securities, which also operates as the BUYandHOLD division of Freedom, offering on-line discount brokerage and dollar-based investing services. Oppenheimer holds a trading permit on the New York Stock Exchange, and is a member of the American Stock Exchange and several other regional exchanges in the United States. On October 1, 2008, NYSE Euronext completed its acquisition of the American Stock Exchange and, as a result, the Company received 15,336 shares of NYSE Euronext common stock and future cash consideration in exchange for its American Stock Exchange membership interests.

On January 14, 2008, the Company acquired a major part of CIBC World Market Inc.'s U.S. capital markets businesses, as well as CIBC Israel Ltd., now operating as Oppenheimer Israel (OPCO) Ltd. and on September 5, 2008 and November 4, 2008, the Company acquired CIBC's operations in the U.K. and Asia, (collectively the "New Capital Markets Business") This acquisition is being accounted for under the purchase method in accordance with Statement of Financial Accounting Standards No. 141 ("SFAS 141"), *Business Combinations*. See note 18.

These consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America for purpose of inclusion in the Company's Annual Report on Form 10-K and in its annual report to shareholders. All material intercompany transactions and balances have been eliminated in the preparation of the consolidated financial statements. Since operations are predominantly based in the United States of America, these consolidated financial statements are presented in U.S. dollars.

Description of Business

The Company engages in a broad range of activities in the securities industry, including retail securities brokerage, institutional sales and trading, investment banking (both corporate and public finance), research, market-making, securities lending activities, trust services, and investment advisory and asset management services.

Use of Estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the dates of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting periods.

In presenting the consolidated financial statements, management makes estimates regarding valuations of financial instruments, loans and allowances for doubtful accounts, the outcome of legal and regulatory matters, the carrying amount of goodwill and other intangible assets, valuation of stock-based compensation plans, and income taxes. Estimates, by their nature, are based on judgment and available information. Therefore, actual results could be materially different from these estimates. A discussion of certain areas in which estimates are a significant component of the amounts reported in the consolidated financial statements follows.

Financial Instruments and Fair Value

Financial Instruments

Securities owned and securities sold but not yet purchased, investments and derivative contracts are carried at fair value with changes in fair value recognized in earnings each period. The Company's other financial instruments are generally short-term in nature or have variable interest rates and as such their carrying values approximate fair value, with the exception of notes receivable from employees which are carried at cost.

Financial Instruments Used for Asset and Liability Management

The Company utilizes interest rate swap agreements to manage interest rate risk of its variable rate Senior Secured Credit Note. These swaps have been designated as cash flow hedges under Statement of Financial Accounting Standards No. 133, "*Accounting for Derivative Instruments and Hedging Activities*". Changes in the fair value of the swap hedges are expected to be highly effective in offsetting changes in the interest payments due to changes in the 3-Month London Interbank Offering Rate ("LIBOR").

Fair Value Measurements

Effective January 1, 2008, the Company adopted the provisions of Statement of Financial Accounting Standards No. 157 ("SFAS 157"), "*Fair Value Measurements*", ,which defines fair value, establishes a framework for measuring fair value, establishes a fair value measurement hierarchy, and expands fair value measurement disclosures. Fair value, as defined by SFAS 157, is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy established by SFAS 157 prioritizes the inputs used in valuation techniques into the following three categories (highest to lowest priority):

Level 1: Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets;
Level 2: Inputs other than quoted prices included in Level 1 that are observable for the asset or liability either directly or indirectly; and
Level 3: Unobservable inputs

The Company's financial instruments are recorded at fair value and generally are classified within level 1 or level 2 within the fair value hierarchy using quoted market prices or quotes from market makers or broker-dealers. Financial instruments classified within level 1 are valued based on quoted market prices in active markets and consist of U.S. government, federal agency, and sovereign government obligations, corporate equities, and certain money market instruments. Level 2 financial instruments primarily consist of investment grade and high-yield corporate debt, convertible bonds, mortgage and asset-backed securities, municipal obligations, and certain money market instruments. Financial instruments classified as Level 2 are valued based on quoted prices for similar assets and liabilities in active markets and quoted prices for identical or similar assets and liabilities in markets that are not active. Some financial instruments are classified within Level 3 within the fair value hierarchy as observable pricing inputs are not available due to limited market activity for the asset or liability. Such financial instruments include investments in hedge funds and private equity funds where the Company is general partner, less-liquid private label mortgage and asset-backed securities, and auction rate securities. A description of the valuation techniques applied and inputs used in measuring the fair value of the Company's financial instruments is located in note 4.

Fair Value Option
The Company adopted the provisions of Statement of Financial Accounting Standards No. 159 ("SFAS 159"), *"The Fair Value Option for Financial Assets and Financial Liabilities, Including an Amendment of FASB Statement No. 115"* effective January 1, 2008. SFAS 159 provides entities the option to measure certain financial assets and financial liabilities at fair value with changes in fair value recognized in earnings each period. SFAS 159 permits the fair value option election on an instrument-by-instrument basis at initial recognition of an asset or liability or upon an event that gives rise to a new basis of accounting for that instrument. The Company has elected to apply the fair value option to its loan trading portfolio which resides in the newly formed entity, OPY Credit Corp. Management has elected this treatment as it is consistent with the manner in which the business is managed as well the way that financial instruments in other parts of the business are recorded. There were no loan positions held in the secondary loan trading portfolio during the year ended December 31, 2008.

Loans and Allowances for Doubtful Accounts
Customer receivables, primarily consisting of margin loans collateralized by customer-owned securities, are charged interest at rates similar to other such loans made throughout the industry. Customer receivables are stated net of allowance for doubtful accounts. The Company reviews large customer accounts that do not comply with the Company's margin requirements on a case-by-case basis to determine the likelihood of collection and records an allowance for doubtful accounts following that process. For small customer accounts that do not comply with the Company's margin requirements, the allowance for doubtful accounts is generally recorded as the amount of unsecured or partially secured receivables.

The Company also makes loans or pays advances to financial advisors as part of its hiring process. Reserves are established on these receivables if the financial advisor is no longer associated with the Company and the receivable has not been promptly repaid or if it is determined that it is probable the amount will not be collected.

Legal and Regulatory Reserves

The Company records reserves related to legal and regulatory proceedings in accounts payable and other liabilities. The determination of the amounts of these reserves requires significant judgment on the part of management. Management considers many factors including, but not limited to: the amount of the claim; specifically in the case of client litigation, the amount of the loss in the client's account and the possibility of wrongdoing, if any, on the part of an employee of the Company; the basis and validity of the claim; previous results in similar cases; and legal precedents and case law as well as the timing of the resolution of such matters. Each legal and regulatory proceeding is reviewed with counsel in each accounting period and the reserve is adjusted as deemed appropriate by management. Any change in the reserve amount is recorded in the results of that period. The assumptions of management in determining the estimates of reserves may be incorrect and the actual disposition of a legal or regulatory proceeding could be greater or less than the reserve amount.

Goodwill

The Company determines the fair value of each of its reporting units and the fair value of the reporting unit's goodwill under the provisions of SFAS No. 142, *"Goodwill and Other Intangible Assets"* ("SFAS 142"). Goodwill arose upon the acquisitions of Oppenheimer, Old Michigan Corp., Josephthal & Co. Inc., Grand Charter Group Incorporated and the Oppenheimer Divisions, as defined below. The Company defines a reporting unit as an operating segment. The Company's goodwill resides in its Private Client Division ("PCD"). Goodwill of a reporting unit is subject to at least an annual test for impairment to determine if the fair value of goodwill of a reporting unit is less than its estimated carrying amount. The Company derives the estimated carrying amount of its operating segments by estimating the amount of shareholders' equity required to support the activities of each operating segment.

SFAS 142 requires goodwill of a reporting unit to be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. In 2008, the financial services industry and the securities markets generally were materially and adversely affected by significant declines in the values of nearly all financial asset classes and by a significant lack of liquidity. The Company's stock price, consistent with stock prices in the broader financial services sector, declined significantly during this period of time. Beginning in June 2008, the Company's market capitalization fell below recorded book value on a consistent basis which continued through the end of the year. Due to the significant discount between the market capitalization and book value, the Company viewed this discount as a triggering event to performing an interim goodwill impairment test under SFAS 142. As a result, the Company performed an impairment analysis between annual tests as of September 30, 2008 and also performed its annual test for goodwill impairment as of December 31, 2008. See note 15 for further discussion.

Excess of fair value of assets acquired over cost arose from the acquisition of the New Capital Markets Businesses. If the earn-out from the acquisition of the New Capital Markets Businesses (see note 18) exceeds $5.0 million in any of the five years from 2008 through 2012, the excess will first reduce the excess of fair value of acquired assets over cost and second will create goodwill, as applicable.

Intangible Assets
Intangible assets arose upon the acquisition, in January 2003, of the U.S. Private Client and Asset Management Divisions of CIBC World Markets Inc. (the "Oppenheimer Divisions") and are comprised of customer relationships and trademarks and trade names. Customer relationships are carried at $490,000 (which is net of accumulated amortization of $4.4 million) and are being amortized on a straight-line basis over 80 months commencing in January 2003. Trademarks and trade names, carried at $31.7 million, which are not amortized, are subject to at least an annual test for impairment to determine if the fair value is less than their carrying amount. See note 15 for further discussion.

Intangible assets also arose from the acquisition of the New Capital Markets Businesses in January 2008 and are comprised of customer relationships and a below market lease. Customer relationships are carried at $880,600 (which is net of accumulated amortization of $60,500) and are being amortized on a straight-line basis over 180 months commencing in January 2008. The below market lease is carried at $17.0 million (which is net of accumulated amortization of $4.3 million) and is being amortized on a straight-line basis over 60 months commencing in January 2008.

Trademarks and trade names recorded as at December 31, 2008 have been tested for impairment and it has been determined that no impairment has occurred.

Share-Based Compensation Plans
The Company estimates the fair value of share-based awards using the Black-Scholes option-pricing model and applies to it a forfeiture rate based on historical experience. Key input assumptions used to estimate the fair value of share-based awards include the expected term and the expected volatility of the Company's Class A Shares over the term of the award, the risk-free interest rate over the expected term, and the Company's expected annual dividend yield. Estimates of fair value are not intended to predict actual future events or the value ultimately realized by persons who receive share-based awards.

Income Taxes
The Company estimates taxes payable and records income tax reserves. These reserves are based on historic experience and may not reflect the ultimate liability. The Company monitors and adjusts these reserves as necessary.

Revenue Recognition

Brokerage
Customers' securities and commodities transactions are reported on a settlement date basis, which is generally three business days after trade date for securities transactions and one day for commodities transactions. Related commission income and expense is recorded on a trade date basis.

Principal transactions
Transactions in proprietary securities and related revenue and expenses are recorded on a trade date basis. Securities owned and securities sold, but not yet purchased, are reported at fair value generally based upon quoted prices. Realized and unrealized changes in fair value are recognized in principal transactions, net in the period in which the change occurs.

Fees
Underwriting revenues and advisory fees from mergers, acquisitions and restructuring transactions are recorded when services for the transactions are substantially completed

and income is reasonably determinable, generally as set forth under the terms of the engagement. Transaction-related expenses, primarily consisting of legal, travel and other costs directly associated with the transaction, are deferred and recognized in the same period as the related investment banking transaction revenue. Underwriting revenues are presented net of related expenses. Non-reimbursed expenses associated with advisory transactions are recorded within other expenses.

Asset Management
Asset management fees are generally recognized over the period the related service is provided based on the account value at the valuation date per the respective asset management agreements. In certain circumstances, OAM is entitled to receive performance fees when the return on assets under management exceeds certain benchmark returns or other performance targets. Performance fees are generally based on investment performance over a 12-month period and are not subject to adjustment once the measurement period ends. Such fees are computed as at the fund's year-end when the measurement period ends and generally are recorded as earned in the fourth quarter of the Company's fiscal year. Asset management fees and performance fees are included in advisory fees in the consolidated statements of operations. Assets under management are not included as assets of the Company.

Balance Sheet Items

Cash and Cash Equivalents
The Company defines cash equivalents as highly liquid investments with original maturities of less than 90 days that are not held for sale in the ordinary course of business.

Receivables From / Payables To Brokers and Clearing Organizations
Securities borrowed and securities loaned are carried at the amounts of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. The Company receives cash or collateral in an amount generally in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis and may require counterparties to deposit additional collateral or return collateral pledged, when appropriate.

Securities failed to deliver and receive represent the contract value of securities which have not been received or delivered by settlement date.

Notes Receivable
The Company had notes receivable, net from employees of approximately $53.4 million at December 31, 2008. The notes are recorded in the consolidated balance sheet at face value of approximately $95.4 million less accumulated amortization and reserves of $34.5 million and $7.5 million, respectively, at December 31, 2008. These amounts represent recruiting and retention payments generally in the form of upfront loans to financial advisors and key revenue producers as part of the Company's overall growth strategy. These loans are generally forgiven over a service period of 3 to 5 years from the initial date of the loan or based on productivity levels of employees and all such notes are contingent on the employees' continued employment with the Company. The unforgiven portion of the notes becomes due on demand in the event the employee departs during the service period. Management monitors and compares individual financial advisor production to each loan issued to ensure future recoverability. Amortization of notes receivable is included in the statements of operations in compensation and related expenses.

Office Facilities
Office facilities are stated at cost less accumulated depreciation and amortization. Depreciation and amortization of furniture, fixtures, and equipment is provided on a straight-line basis generally over 3-7 years. Leasehold improvements are amortized on a straight-line basis over the shorter of the life of the improvement or the remaining term of the lease. Leases with escalating rents are expensed on a straight-line basis over the life of the lease. Landlord incentives are recorded as deferred rent and amortized, as reductions to lease expense, on a straight-line basis over the life of the applicable lease.

Debt Issuance Costs
Debt issuance costs, included in other assets, from the issuance and amendment of the Senior Secured Credit Note are reported in the consolidated balance sheet as deferred charges and amortized using the interest method. Debt issuance costs include underwriting and legal fees as well as other incremental expenses directly attributable to realizing the proceeds of the Senior Secured Credit Note.

Drafts Payable
Drafts payable represent amounts drawn by the Company against a bank.

Foreign Currency Translations
Foreign currency balances have been translated into U.S. dollars as follows: monetary assets and liabilities at exchange rates prevailing at period end; revenue and expenses at average rates for the period; and non-monetary assets and shareholders' equity at historical rates. Cumulative translation adjustments of $31,000 are included in accumulated other comprehensive loss. The functional currency of the overseas operations is the local currency in each location.

Income Taxes
The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, *"Accounting for Income Taxes"*. Deferred income tax assets and liabilities arise from temporary differences between the tax basis of an asset or liability and its reported amount in the consolidated financial statements. Deferred tax balances are determined by applying the enacted tax rates applicable to the periods in which items will reverse.

In June 2006, the FASB issued Interpretation 48, *"Accounting for Uncertainty in Income Taxes"*, an interpretation of FASB Statement No. 109, Accounting for Income Taxes. ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

The Company adopted the provisions of FIN 48 on January 1, 2007 which resulted in a cumulative adjustment to opening retained earnings in the amount of $823,000. See note 11. Management has evaluated its tax positions for the year ended December 31, 2008 and determined that it has no uncertain tax positions requiring financial statement recognition as of December 31, 2008.

Share-Based Payments
The Company has share-based compensation plans. In December 2004, the Financial Accounting Standards Board issued a revision to SFAS No. 123, *"Accounting for Stock-Based Compensation"*, SFAS No. 123(R), *"Share-Based Payment"*. SFAS No. 123(R)

requires that share-based payments be accounted for at fair value. The Company commenced expensing share-based compensation awards on January 1, 2006 using the 'modified prospective method'. Under that method, the provisions of SFAS No. 123(R) are applied to remaining unvested share-based awards outstanding at December 31, 2005 as well as to share-based awards granted subsequent to adoption. The consolidated financial statements for periods prior to adoption are not restated for the effects of adopting SFAS No. 123(R).

Interest Expense

Interest expense is primarily comprised of interest on bank call loans, the Senior Secured Credit Note, the Subordinated Note, securities loaned, and customer payables.

New Accounting Pronouncements

Recently Adopted

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157 ("SFAS 157"), *"Fair Value Measurements"*, which provides expanded information about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. SFAS 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value and does not expand the use of fair value in any new circumstances. In addition, SFAS 157 prohibits recognition of "block discounts" for large holdings of unrestricted financial instruments where quoted prices are readily and regularly available in an active market. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years with early adoption permitted.

On February 12, 2008, the FASB issued FASB Staff Position No. 157-2 (FAS 157-2) which delays the effective date of SFAS 157 for non financial assets and liabilities except for items that are recognized or disclosed at fair value in the consolidated financial statements on a recurring basis (at least annually). As a result, the Company only partially adopted the provisions of SFAS 157 on January 1, 2008. This partial adoption did not result in any transition adjustment to opening retained earnings. The full adoption of the provisions of SFAS 157 is not expected to have a material impact on the Company's consolidated financial statements. See Note 4 to the consolidated financial statements for further information on SFAS 157.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159 ("SFAS 159"), *"The Fair Value Option for Financial Assets and Financial Liabilities, Including an Amendment of FASB Statement No. 115"*, which permits entities to choose to measure many financial instruments and certain other items at fair value. SFAS 159 provides entities with the option to mitigate volatility in reported earnings by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. In addition, SFAS 159 allows entities to measure eligible items at fair value at specified election dates and to report unrealized gains and losses on items for which the fair value option has been elected in earnings. SFAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years with early adoption permitted provided that the entity also elects to apply the provisions of SFAS 157. The Company adopted the provisions of SFAS 159 for its loan trading portfolio effective January 1, 2008. The adoption of SFAS 159 did not result in any transition adjustment to opening retained earnings. See Note 4 to the consolidated financial statements for more information on SFAS 159.

On October 10, 2008, the FASB issued FASB Staff Position No. FAS 157-3 *"Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not*

Active" ("FSP 157-3"). FSP 157-3 clarifies the application of SFAS 157 in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that financial asset is not active. FSP 157-3 is effective October 10, 2008 which includes prior periods in which financial statements have not been issued. The adoption of FSP 157-3 did not have a material impact on the Company's consolidated financial statements.

Recently Issued
In December 2007, the FASB issued SFAS No. 141(R), "*Business Combinations*" ("SFAS No. 141(R)"). SFAS 141(R) requires the acquiring entity in a business combination to recognize the full fair value of assets acquired and liabilities assumed in the transaction (whether a full or partial acquisition); establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; requires expensing of most transaction and restructuring costs; and requires the acquirer to disclose to investors and other users all of the information needed to evaluate and understand the nature and financial effect of the business combination. SFAS No. 141(R) applies to all transactions or other events in which the Company obtains control of one or more businesses, including those sometimes referred to as "true mergers" or "mergers of equals" and combinations achieved without the transfer of consideration, for example, by contract alone or through the lapse of minority veto rights. SFAS No. 141(R) applies prospectively to business combinations for which the acquisition date is on or after December 1, 2009.

In February 2008, the FASB issued FSP FAS No. 140-3, "*Accounting for Transfers of Financial Assets and Repurchase Financing Transactions*" ("FSP No. 140-3"). FSP No. 140-3 requires an initial transfer of a financial asset and a repurchase financing that was entered into contemporaneously or in contemplation of the initial transfer to be evaluated as a linked transaction under SFAS No. 140 unless certain criteria are met, including that the transferred asset must be readily obtainable in the marketplace. FSP No. 140-3 is effective for fiscal years beginning after November 15, 2008, and will be applied to transactions entered into after the date of adoption. Early adoption is prohibited. The Company is currently evaluating the impact of adopting FSP No. 140-3 on its financial condition, results of operations and cash flows.

In December 2008, the FASB issued FSP No. FAS 140-4 and FIN 46(R)-8, "*Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities.*" FSP No. FAS 140-4 and FIN 46(R)-8 requires enhanced disclosures about transfers of financial assets and interests in variable interest entities. The FSP is effective for interim and annual periods ending after December 15, 2008. Since the FSP requires only additional disclosures concerning transfers of financial assets and interests in variable interest entities, adoption of the FSP did not affect the Company's financial condition, results of operations or cash flows.

In March 2008, the FASB issued SFAS No. 161, "*Disclosures about Derivative Instruments and Hedging Activities— an amendment of FASB Statement No. 133*" ("SFAS No. 161"). SFAS No. 161 requires enhanced disclosures about an entity's derivative and hedging activities, and is effective for financial statements issued for fiscal years beginning after November 15, 2008, with early application encouraged. The Company will adopt SFAS No. 161 in the first quarter of 2009. Since SFAS No. 161 requires only additional disclosures concerning derivatives and hedging activities, adoption of SFAS No. 161 is not expected to affect the Company's financial condition, results of operations or cash flows.

2. Cash and Securities Segregated For Regulatory and Other Purposes

Deposits of $25.1 million (2007 - $39.8 million) were held at year-end in special reserve bank accounts for the exclusive benefit of customers in accordance with regulatory requirements. To the extent permitted, these deposits are invested in interest bearing accounts collateralized by qualified securities.

Evanston had client funds held in escrow totaling $31.4 million at December 31, 2008 (2007 - $27.8 million).

3. Receivable from and Payable to Brokers and Clearing Organizations

Amounts are expressed in thousands of dollars.

	As at December 31, 2008	2007
Receivable from brokers and clearing organizations consist of:		
Deposits paid for securities borrowed	$192,980	$511,978
Receivable from brokers	27,517	78,125
Securities failed to deliver	17,965	38,626
Clearing organizations	14,318	13,176
Omnibus accounts	8,233	17,672
Other	17,222	12,705
	$278,235	$672,282

	As at December 31, 2008	2007
Payable to brokers and clearing organizations consist of:		
Deposits received for securities loaned	$114,919	$759,368
Securities failed to receive	31,502	49,504
Clearing organizations and other	13,227	153
	$159,648	$809,025

4. Financial instruments and Fair Value Measurement

Financial Instruments

Securities owned and securities sold but not yet purchased, investments and derivative contracts are carried at fair value with changes in fair value recognized in earnings each period. The Company's other financial instruments are generally short-term in nature or have variable interest rates and as such their carrying values approximate fair value, with the exception of notes receivable from employees which are carried at cost.

Securities Owned and Securities Sold, But Not Yet Purchased at Fair Value
Amounts are expressed in thousands of dollars.

	December 31, 2008		December 31, 2007	
	Owned	**Sold**	**Owned**	**Sold**
U.S. Government, agency and sovereign obligations	$20,751	$1,212	$17,274	$2,303
Corporate debt and other obligations	23,667	6,370	28,329	1,051
Mortgage and other asset-backed securities	7,535	4	6,737	23
Municipal obligations	15,051	1,024	25,340	687
Convertible bonds	19,730	3,806	-	-
Corporate equities	33,959	14,595	48,181	5,147
Other	6,786	443	2,634	202
Total	$127,479	$27,454	$128,495	$9,413

Securities owned and securities sold, but not yet purchased, consist of trading and investment securities at fair values. Included in securities owned at December 31, 2008 are corporate equities with estimated fair values of approximately $10.7 million ($15.4 million at December 31, 2007), which are related to deferred compensation liabilities to certain employees included in accrued compensation on the consolidated balance sheet.

Valuation Techniques

A description of the valuation techniques applied and inputs used in measuring the fair value of the Company's financial instruments is as follows:

U.S. Government, Agency, & Sovereign Obligations

U.S. Government securities are valued using quoted market prices obtained from active market makers and inter-dealer brokers and, accordingly, are categorized in Level 1 of the fair value hierarchy. Agency securities primarily consist of mortgage pass-through securities issued by federal agencies and are valued based on quoted market prices when available or by benchmarking model-derived prices to quoted market prices and trade data for identical or comparable securities and are categorized in Level 1 or 2 of the fair value hierarchy. The fair value of sovereign obligations is determined based on quoted market prices when available or a valuation model that generally utilizes interest rate yield curves and credit spreads as inputs. Sovereign obligations are categorized in Level 1 or 2 of the fair value hierarchy.

Corporate Debt & Other Obligations

The fair value of corporate bonds is estimated using recent transactions, broker quotations, and bond spread information. Corporate bonds are generally categorized in Level 2 of the fair value hierarchy.

Mortgage and Other Asset-Backed Securities

The Company holds non-agency securities primarily collateralized by home equity and manufactured housing which are valued based on external pricing and spread data provided by independent pricing services and are generally categorized in Level 2 of the fair value hierarchy. When position specific external pricing is not observable, the valuation is based on yields and spreads for comparable bonds and, consequently, the positions are categorized in Level 3 of the fair value hierarchy.

Convertible Bonds

The fair value of convertible bonds is estimated using recently executed transactions and dollar-neutral price quotations, where observable. When observable price quotations are not available, fair value is determined based on cash flow models using yield curves and bond spreads as key inputs. Convertible bonds are generally categorized in Level 2 of the fair value hierarchy; in instances where significant inputs are unobservable, they are categorized in Level 3 of the hierarchy.

Corporate Equities

Exchange-traded equity securities and options are generally valued based on quoted prices from the exchange and categorized as Level 1 in the fair value hierarchy.

Other

The Company holds Auction Rate Preferred Securities ("ARPS") issued by closed-end funds with interest rates that reset through periodic auctions. Due to the auction mechanism and generally liquid markets, ARPS have historically been categorized as Level 1 in the fair value hierarchy. Beginning in February 2008, uncertainties in the credit markets have resulted in substantially all of the auction rate securities market experiencing failed auctions. Once the auctions failed, the ARPS could no longer be valued using observable prices set in the auctions. As a result, the Company has resorted to less observable determinants of the fair value of ARPS including the strength in the underlying credits, announced issuer redemptions, completed issuer redemptions, and announcements from issuers regarding their intentions with respect to their outstanding auction rate securities. The failure of auctions has resulted in a Level 3 categorization of ARPS in the fair value hierarchy.

Investments

In its role as general partner in certain hedge funds and private equity funds, the Company holds direct investments. The Company uses the net asset value of the underlying fund as a basis for estimating the fair value of its investment. Due to the illiquid nature of these investments and difficulties in obtaining observable inputs, these investments are included in Level 3 of the fair value hierarchy. As a result of recent market conditions, the Company reclassified its investments in hedge funds to Level 3 during the quarter ended December 31, 2008.

Derivative Contracts

From time to time, the Company transacts in exchange-traded and over-the-counter derivative transactions to manage its interest rate risk. Exchange-traded derivatives, namely U.S. Treasury futures, are valued based on quoted prices from the exchange and are categorized as Level 1 of the fair value hierarchy. Over-the-counter derivatives, namely interest rate swap contracts, are valued using a discounted cash flow model using observable interest rate inputs and are categorized in Level 2 of the fair value hierarchy.

As described below in "Credit Concentrations", the Company participates in loan syndications and operates as underwriting agent in leveraged financing transactions where it utilizes a warehouse facility provided by CIBC to extend financing commitments to third-party borrowers identified by the Company. The Company uses broker quotations on loans trading in the secondary market as a proxy to determine the fair value of the underlying loan commitment which is categorized in Level 3 of the fair value hierarchy.

Fair Value Measurement

The Company's assets and liabilities recorded at fair value on a recurring basis as of December 31, 2008 have been categorized based upon the fair value hierarchy as follows:

Amounts are expressed in thousands of dollars.

	Fair Value Measurement: Assets As of December 31, 2008			
	Level 1	**Level 2**	**Level 3**	**Total**
Cash equivalents	**$8,627**	**$-**	**$-**	**$8,627**
Securities segregated for regulatory and other purposes	**11,499**	**-**	**-**	**11,499**
Deposits with clearing organizations	**8,295**	**-**	**-**	**8,295**
Securities owned:				
U.S. Government, agency, and sovereign obligations	17,738	3,013	-	20,751
Corporate debt and other obligations	-	23,667	-	23,667
Mortgage and other asset-backed securities	-	5,925	1,610	7,535
Municipal obligations	-	15,051	-	15,051
Convertible bonds	-	18,915	815	19,730
Corporate equities	33,959	-	-	33,959
Other	1,461	-	5,325	6,786
Securities owned, at fair value	**53,158**	**66,571**	**7,750**	**127,479**
Investments (1)	**597**	**19,121**	**12,085**	**31,803**
Derivative contracts (2)	**-**	**71**	**-**	**71**
Total	**$82,176**	**$85,763**	**$19,835**	**$187,776**

(1) Included in other assets on the consolidated balance sheet.
(2) Included in receivable from brokers and clearing organizations on the consolidated balance sheet.

Amounts are expressed in thousands of dollars.

	Fair Value Measurement: Liabilities As of December 31, 2008			
	Level 1	Level 2	Level 3	Total
Securities sold, but not yet purchased:				
U.S. Government, agency, and sovereign obligations	$1,212	$-	$-	$1,212
Corporate debt and other obligations	-	6.370	-	6,370
Mortgage and other asset-backed securities	-	4	-	4
Municipal obligations	-	1,024	-	1,024
Convertible bonds	-	3,806	-	3,806
Corporate equities	14,595	-	-	14,595
Other	68	-	375	443
Securities sold, but not yet purchased, at fair value	**15,875**	**11,204**	**375**	**27,454**
Derivative contracts (3)	**341**	**2,373**	**2,516**	**5,230**
Total	**$16,216**	**$13,577**	**$2,891**	**$32,684**

(3) Included in payable to brokers and clearing organizations (Levels 1 and 2) and accounts payable and other liabilities (Level 3) on the consolidated balance sheet.

The following table presents additional information about Level 3 assets and liabilities measured at fair value on a recurring basis:

Amounts are expressed in thousands of dollars.

	Level 3 Assets and Liabilities For the year ended December 31, 2008					
	Opening Balance	Realized Gains (Losses)	Unrealized Gains (Losses)	Purchases, Sales, Issuances, Settlements	Transfers In (Out)	Ending Balance
Assets:						
Convertible bonds	$-	33	46	-	736	$815
Mortgage and other asset-backed securities (1)	$881	(14)	(64)	898	(91)	$1,610
Short-term instruments and other (2)	$-	-	-	5,347	(22)	$5,325
Investments (3)	$1,820	140	(3,706)	2,821	11,010	$12,085
Liabilities:						
Other(2)	$-	-	-	(375)	-	$(375)
Derivative contracts (4)	$-	-	-	(2,516)	-	$(2,516)

(1) Represents non-agency securities primarily collateralized by home equity and manufactured housing.
(2) Represents auction rate preferred securities that failed in the auction rate market. Positions are marked at par due to strength in the underlying credits and the recent trend in issuer redemptions.
(3) Primarily represents general partner ownership interests in hedge funds and private equity funds sponsored by the Company.
(4) Represents unrealized losses on excess retention exposure on leveraged finance underwriting activity, described below under Credit Concentrations.

Derivative Activities

The Company transacts, on a limited basis, in exchange traded and over-the-counter derivatives for both trading and investment as well as for asset and liability management. The notional amounts and fair values of the Company's derivatives at December 31, 2008 and 2007 by product were as follows:

Dollar amounts are expressed in thousands.

	December 31, 2008			December 31, 2007		
	Notional	Assets	Liabilities	Notional	Assets	Liabilities
Interest rate swaps	$47,000	-	$2,315	$77,000	-	$1,674
U.S. Treasury futures	$30,000	-	$341	$29,600	-	$152
Purchase of TBAs	$1,120	$71	-	$17,262	$232	-
Sale of TBAs	$1,090	-	$58	$17,222	-	$324

On September 29, 2006, the Company entered into interest rate swap transactions to hedge the interest payments associated with the floating rate Senior Secured Credit Note, which is subject to change due to changes in 3-Month LIBOR. See Note 7 for further information. These swaps have been designated as cash flow hedges under Statement of Financial Accounting Standards No. 133, *"Accounting for Derivative Instruments and Hedging Activities".* Changes in the fair value of the swap hedges are expected to be highly effective in offsetting changes in the interest payments due to changes in 3-Month LIBOR. For the year ended December 31, 2008, the effective portion of the loss on the interest rate swaps net of tax was approximately $388,000 and this amount has been recorded as other comprehensive loss on the consolidated statements of other comprehensive income (loss). The amount of the ineffective portion was zero for the year ended December 31, 2008. The interest rate swaps had a weighted-average fixed interest rate of 5.44% and 5.45% and a weighted-average maturity of 0.8 years and 1.1 years at December 31, 2008 and December 31, 2007, respectively.

Futures contracts represent commitments to purchase or sell securities or other commodities at a future date and at a specified price. Market risk exists with respect to these instruments. Notional or contractual amounts are used to express the volume of these transactions and do not represent the amounts potentially subject to market risk. At December 31, 2008, the Company had 300 open short contracts for 10-year U.S. Treasury notes.

The Company has some limited trading activities in pass-through mortgage-backed securities eligible to be sold in the "to-be-announced" or TBA market. TBAs provide for the forward or delayed delivery of the underlying instrument with settlement up to 180 days. The contractual or notional amounts related to these financial instruments reflect the volume of activity and do not reflect the amounts at risk. Unrealized gains and losses on TBAs are recorded in the consolidated balance sheets in receivable from brokers and clearing organizations and payable to brokers and clearing organizations, respectively, and in the consolidated statement of operations as principal transactions revenue.

Collateralized Transactions
The Company enters into collateralized borrowing and lending transactions in order to meet customers' needs and earn residual interest rate spreads, obtain securities for settlement and finance trading inventory positions. Under these transactions, the Company either receives or provides collateral, including U.S. government and agency, asset-backed, corporate debt, equity, and non-U.S. government and agency securities.

The Company receives collateral in connection with securities borrowed transactions and customer margin loans. Under many agreements, the Company is permitted to sell or repledge the securities received (e.g., use the securities to enter into securities lending transactions, or deliver to counterparties to cover short positions). At December 31, 2008, the fair value of securities received as collateral under securities borrowed transactions was $188.8 million, of which the Company has re-pledged approximately $61.0 million under securities loaned transactions.

The Company pledges its securities owned for securities lending and to collateralize bank call loan transactions. The carrying value of pledged securities owned that can be sold or re-pledged by the counterparty was $1.9 million as at December 31, 2008 ($1.3 million at December 31, 2007). The carrying value of securities owned by the Company that have been loaned or pledged to counterparties where those counterparties do not have the right to sell or re-pledge the collateral was $33.2 million as at December 31, 2008.

The Company monitors the market value of collateral held and the market value of securities receivable from others. It is the Company's policy to request and obtain additional collateral when exposure to loss exists. In the event the counterparty is unable to meet its contractual obligation to return the securities, the Company may be exposed to off-balance sheet risk of acquiring securities at prevailing market prices.

One of the Company's funds in which it acts as a general partner and also owns a limited partnership interest had a prime brokerage relationship with Lehman Brothers Inc. and a Margin Lending Agreement with Lehman Brothers International Europe ("LBIE"). On September 15, 2008 Lehman Brothers Holding Incorporated, the parent company of LBIE, filed for bankruptcy in the U.S. courts. As a result, the fund's account at LBIE was frozen as of September 15, 2008 when LBIE was placed under administration and began winding down its business. As of December 31, 2008, the fund had fully-paid securities with a fair value of approximately $5.3 million, all of which remain frozen at LBIE. Pursuant to the Margin Lending Agreement, fully-paid securities are held at LBIE in a segregated account and not re-hypothecated. The Company believes the fund will receive these amounts from LBIE, but is unable to estimate a timetable for their return. The securities cannot be sold while held by the administrator.

The Company obtains short-term borrowing through bank call loans which are generally payable on demand and bear interest at various rates not exceeding the broker call rate. See note 6.

Credit Concentrations
Credit concentrations may arise from trading, investing, underwriting and financing activities and may be impacted by changes in economic, industry or political factors. In the normal course of business, the Company may be exposed to risk in the event

customers, counterparties including other brokers and dealers, issuers, banks, depositories or clearing organizations are unable to fulfill their contractual obligations. The Company seeks to mitigate these risks by actively monitoring exposures and obtaining collateral as deemed appropriate. Included in receivable from brokers and clearing organizations as of December 31, 2008 are receivables from three major U.S. broker-dealers totaling approximately $108.8 million.

The Company participates in loan syndications through the Debt Capital Markets business acquired from CIBC (see note 18). Through OPY Credit Corp., the Company operates as underwriting agent in leveraged financing transactions where it utilizes a warehouse facility provided by CIBC to extend financing commitments to third-party borrowers identified by the Company. The Company has exposure, up to a maximum of 10%, of the excess underwriting commitment provided by CIBC over CIBC's targeted loan retention (defined as "Excess Retention"). The Company quantifies its Excess Retention exposure by assigning a fair value to the underlying loan commitment provided by CIBC (in excess of what CIBC has agreed to retain) which is based on the fair value of the loans trading in the secondary market. To the extent that the fair value of the loans has decreased, the Company records an unrealized loss on the Excess Retention. Underwriting of loans pursuant to the warehouse facility is subject to joint credit approval by the Company and CIBC. The maximum aggregate principal amount of the warehouse facility is $1.5 billion of which the Company utilized $80.3 million and had Excess Retention of $5.3 million as of December 31, 2008. The Company recorded an unrealized loss of $2.5 million on mark-to-market exposures related to Excess Retention as of December 31, 2008.

As a result of the acquisition from CIBC of the New Capital Markets Business (see note 18), for a transition period, the Company has a clearing arrangement with CIBC World Markets Inc. to clear transactions relating to Oppenheimer Israel (OPCO) Ltd. trading and sales. Additionally, the Company also has clearing arrangements with Pershing LLC (foreign securities) and R.J. O'Brien & Associates (commodities). These clearing brokers have the right to charge the Company for losses that result from a client's failure to fulfill its contractual obligations. Accordingly, the Company has credit exposures with these clearing brokers. The clearing brokers can re-hypothecate the securities held on behalf of the Company. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing brokers, the Company believes there is no maximum amount assignable to this right. At December 31, 2008, the Company had recorded no liabilities with regard to this right. The Company's policy is to monitor the credit standing of the clearing brokers and banks with which it conducts business.

Variable Interest Entities (VIEs)

FASB Interpretation No. 46, as revised ("FIN 46R"), *"Consolidation of Variable Interest Entities"*, applies to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The primary beneficiary of a VIE is the party that absorbs a majority of the entity's expected losses, receives a majority of its expected residual returns or both, as a result of holding variable interests. In its role as general partner in certain private equity funds, the Company holds variable interests in which the Company is not considered the primary beneficiary and therefore does not consolidate the entities. The primary beneficiary in these private equity funds resides among the limited partnership interests.

5. Office Facilities

Amounts are expressed in thousands of dollars.

			December 31, 2008	December 31, 2007
	Cost	Accumulated depreciation/ amortization	Net book value	Net book value
Furniture, fixtures and equipment	$74,137	$54,410	$19,727	$10,210
Leasehold improvements	28,891	21,394	7,497	8,130
	$103,028	$75,804	$27,224	$18,340

Depreciation and amortization expense, included in occupancy and equipment costs, was $11.5 million, $9.7 million and $9.6 million in the years ended December 31, 2008, 2007 and 2006, respectively.

6. Bank Call Loans

Bank call loans, primarily payable on demand, bear interest at various rates but not exceeding the broker call rate, which was 2.75% at December 31, 2008. These loans, collateralized by firm and customer securities (with market values of approximately $41.3 million and $80.8 million, respectively, at December 31, 2008) are with one U.S. money center bank. Details of the bank call loans are as follows.

Amounts are expressed in thousands of dollars, except percentages.

	2008	2007
Year-end balance	$6,500	$29,000
Weighted interest rate (at end of year)	1.25%	4.63%
Maximum balance (at any month end)	$315,900	$102,700
Average amount outstanding (during the year) (1)	$120,283	$42,019
Average interest rate (during the year)	2.51%	4.44%

(1) The average amount outstanding during the year was computed by adding amounts outstanding at the end of each month and dividing by twelve.

Interest expense for the year ended December 31, 2008 on bank call loans was $3.0 million ($1.9 million in 2007 and $7.5 million in 2006)

7. Long-Term Liabilities

Amounts are expressed in thousands of dollars.

Issued	Maturity Date	December 31, 2008 Interest Rate	December 31, 2008 Balance	December 31, 2007 Balance
Senior Secured Credit Note (a)	7/31/2013	6.77%	$47,663	$83,325
Subordinated Note (b)	1/31/2014	7.51%	$100,000	-

(a) Senior Secured Credit Note

On July 31, 2006, the Company issued a Senior Secured Credit Note in the amount of $125.0 million at a variable interest rate based on LIBOR with a seven-year term to a syndicate led by Morgan Stanley Senior Funding Inc., as agent. On April 28, 2008, the Company paid down principal of $20.0 million, of which $16.3 million was due pursuant to the excess cash flow computation as of December 31, 2007 and the balance of $3.7 million was a voluntary repayment of principal. In accordance with the Senior Secured Credit Note, the Company has provided certain covenants to the lenders with respect to the maintenance of a minimum fixed charge ratio and maximum leverage ratio and minimum net capital requirements with respect to Oppenheimer.

On December 22, 2008, certain terms of the Senior Secured Credit Note were amended, including (1) revised financial covenant levels that require that (i) the Company maintain a maximum leverage ratio (total long-term debt divided by EBITDA) of 5.45 and (ii) the Company maintain a minimum fixed charge ratio (EBITDA adjusted for capital expenditures and income taxes divided by the sum of principal and interest payments on long-term debt) of 2.05; (2) an increase in scheduled principal payments as follows: 2009 - $400,000 per quarter plus $4.0 million on September 30, 2009 and 2010 - $500,000 per quarter plus $8.0 million on September 30, 2010; (3) an increase in the interest rate to LIBOR plus 450 basis points (an increase of 150 basis points); and (4) a pay-down of principal equal to the cost of any share repurchases made pursuant to the Normal Course Issuer Bid. In addition, the Company made a voluntary pre-payment of principal in the amount of $15 million plus interest. In the Company's view, the maximum leverage ratio and minimum fixed charge ratio represent the most restrictive covenants. At December 31, 2008, the Company was in compliance with all of its covenants.

The effective interest rate on the Senior Secured Credit Note for the year ended December 31, 2008 was 6.48%. Interest expense, as well as interest paid on a cash basis for the year ended December 31, 2008 on the Senior Secured Credit Note was $4.6 million ($8.0 million in 2007 and $4.3 million in 2006). Of the $47.7 million principal amount outstanding at December 31, 2008, $5.6 million of principal is expected to be paid within 12 months.

The obligations under the Senior Secured Credit Note are guaranteed by certain of the Company's subsidiaries, other than broker-dealer subsidiaries, with certain exceptions, and are collateralized by a lien on substantially all of the assets of each guarantor, including a pledge of the ownership interests in each first-tier broker-dealer subsidiary held by a guarantor, with certain exceptions.

(b) Subordinated Note

On January 14, 2008, in connection with the acquisition of the New Capital Markets Businesses, CIBC made a loan in the amount of $100.0 million and the Company issued a Subordinated Note to CIBC in the amount of $100.0 million at a variable interest rate based on LIBOR. The Subordinated Loan is due and payable on January 31, 2014 with interest payable on a quarterly basis. The purpose of this note is to support the capital requirements of the New Capital Markets Businesses. In accordance with the Subordinated Note, the Company has provided certain covenants to CIBC with respect to the maintenance of a minimum fixed charge ratio and maximum leverage ratio and minimum net capital requirements with respect to Oppenheimer.

Effective December 23, 2008, certain terms of the Subordinated Note were amended, including (1) revised financial covenant levels that require that (i) the Company maintain a maximum leverage ratio of 6.45 and (ii) the Company maintain a minimum fixed charge ratio of 1.70; and (2) an increase in the interest rate to LIBOR plus 525 basis points (an increase of 150 basis points). In the Company's view, the maximum leverage ratio and minimum fixed charge ratio represent the most restrictive covenants. At December 31, 2008, the Company was in compliance with all of its covenants.

The effective interest rate on the Senior Secured Credit Note for the year ended December 31, 2008 was 6.96%. Interest expense, as well as interest paid on a cash basis for the year ended December 31, 2008, on the Subordinated Note was $6.9 million.

8. Share Capital

The Company's authorized share capital, all of which is without par value, consists of (a) an unlimited number of first preference shares issuable in series; (b) an unlimited number of Class A non-voting shares ("Class A Shares"); and (c) 99,680 Class B voting shares ("Class B Shares"). No first preference shares have been issued.

The Class A and the Class B Shares are equal in all respects except that the Class A Shares are non-voting.

The following table reflects changes in the number of Class A Shares outstanding for the years indicated.

	2008	2007	2006
Class A Shares outstanding, beginning of year	13,266,596	12,834,682	12,496,141
Issued to Oppenheimer & Co. Inc. 401(k) Plan	-	95,425	104,725
Issued pursuant to share-based compensation plans	282,869	336,489	344,516
Repurchased and cancelled pursuant to the issuer bid	(650,000)	-	(110,700)
Class A Shares outstanding, end of year	12,899,465	13,266,596	12,834,682

Share-based compensation plans are described in note 12.

Issuer Bid
During the 12-month period that commenced on August 19, 2008, the Company may purchase up to 700,000 Class A Shares by way of a Normal Course Issuer Bid ("Issuer Bid") through the facilities of the New York Stock Exchange. In the year ended December 31, 2008, the Company purchased 650,000 Class A Shares under the current Issuer Bid. All shares purchased pursuant to Issuer Bids are cancelled.

Amounts are expressed in thousands of dollars, except per share amounts.

	2008	2007	2006
Class A Shares purchased and cancelled pursuant to an Issuer Bid	650,000	-	110,700
Total consideration	$17,187	-	$2,255
Average price per share	$26.44	-	$20.37

Dividends
In 2008, the Company paid cash dividends to holders of Class A and Class B Shares as follows ($0.42 in 2007 and $0.40 in 2006):

Dividends per share	Record Date	Payment Date
$0.11	February 15, 2008	February 29, 2008
$0.11	May 16, 2008	May 30, 2008
$0.11	August 15, 2008	August 29, 2008
$0.11	November 14, 2008	November 28, 2008

9. Contributed Capital

Contributed capital includes the impact of share-based awards accounted for in accordance with SFAS 123(R). See note 12 for further discussion. Also included in contributed capital is the grant date fair value of warrants issued in relation to the acquisition of the New Capital Markets Business as described in note 18.

10. Earnings Per Share

Basic earnings per share was computed by dividing net profit (loss) by the weighted average number of Class A and Class B Shares outstanding. Diluted earnings per share includes the weighted average Class A and Class B Shares outstanding and the effects of the exchangeable debentures using the if converted method and Class A Share options using the treasury stock method.

Earnings per share has been calculated as follows.

Amounts are expressed in thousands of dollars, except share and per share amounts.

	2008	2007	2006
Basic weighted average number of shares outstanding	13,199,580	13,223,442	12,749,712
Net dilutive effect of warrants, treasury method (1)	-	-	-
Net dilutive effect of share-based awards, treasury method (2)	-	308,845	65,479
Net effect, if converted method (3)	-	-	4,224,651
Diluted common shares	13,199,580	13,532,287	17,039,842

	2008	2007	2006
Net profit (loss), as reported	$(20,770)	$75,367	$44,577
Effect of dilutive exchangeable debentures (3)	-	-	2,454
Net profit (loss) available to shareholders and assumed conversions	$(20,770)	$75,367	$47,031
Basic earnings per share	$(1.57)	$5.70	$3.50
Diluted earnings per share	$(1.57)	$5.57	$2.76

(1) As part of the consideration for the 2008 acquisition of a portion of CIBC World Markets Corp.'s U.S. capital markets businesses, the Company issued a warrant to CIBC to purchase 1 million Class A Shares of the Company at $48.62 per share exercisable five years from the January 14, 2008 acquisition date. For the year ended December 31, 2008, the effect of the warrants is anti-dilutive.

(2) The diluted earnings per share computations do not include the antidilutive effect of the following items:

	2008	2007	2006
Number of antidilutive warrants, options and restricted shares, for the period	1,460,194	84,103	1,024,414

(3) As part of the consideration for the 2003 acquisition of the U.S. private client and asset

management divisions from CIBC World Markets, the Company issued First and Second Variable Rate Exchangeable Debentures which were exchangeable for approximately 6.9 million Class A Shares of the Company at the rate of $23.20 per share (approximately 35% of the outstanding Class A Shares, if exchanged). On July 31, 2006 and October 23, 2006, the Company redeemed $140.8 million and the remaining $20 million, respectively, of such Debentures thereby extinguishing all such Debentures outstanding.

11. Income Taxes

The income tax provision shown in the consolidated statements of operations is reconciled to amounts of tax that would have been payable (recoverable) from the application of the federal tax rate to pre-tax profit as follows.

	Year ended December 31,		
	2008	2007	2006
U.S. federal statutory income tax rate	35.0%	35.0%	35.0%
U.S. state and local income taxes, net of U.S. federal income tax benefits	5.0%	6.7%	8.1%
Tax exempt income, including dividends	2.8%	-0.4%	-0.6%
Business promotion and other non-deductible expenses	-1.5%	-	-
Non-US Operations	-0.1%	-	-
Other (1)	1.0%	-0.5%	2.1%
Effective income tax rate	42.4%	40.8%	44.6%

(1) In 2006, 2007 and 2008, other primarily includes the effect of tax authority audits.

Income taxes included in the consolidated statements of income represent the following.

Amounts are expressed in thousands of dollars.

	Year ended December 31,		
	2008	2007	2006
Current:			
U.S. federal tax	$(2,430)	$35,241	$25,852
State and local tax	(791)	9,165	9,047
Non- U.S. operations	248	-	-
	(2,973)	44,406	34,899
Deferred:			
U.S. federal tax	(9,198)	5,700	919
State and local tax	(2,992)	1,921	55
Non U.S. operations	(110)	-	-
	(12,300)	7,621	974
	$(15,273)	$52,027	$35,873

Deferred income taxes reflect the net tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities and are measured using enacted tax rates and laws that will be in effect when such differences are expected to reverse. Significant components of the Company's deferred tax assets and liabilities at December 31, 2008 and 2007 were as follows.

Amounts are expressed in thousands of dollars.

	December 31, 2008	2007
Deferred tax assets:		
Employee deferred compensation plans	$25,999	$17,844
Reserve for litigation and legal fees	1,576	2,033
Allowance for doubtful accounts	884	296
Other	9,985	2,206
Total deferred tax assets	38,444	22,379
Deferred tax liabilities:		
Section 197 amortization of goodwill	25,810	22,693
Investment in partnerships	8,221	7,283
Involuntary conversion	2,712	3,016
Gain on NYSE Group shares	324	1,943
Acquisition	4,380	-
Other	1,535	-
Total deferred tax liabilities	42,982	34,935
U.S. deferred income tax, net	(4,538)	12,556
Non U.S. deferred income tax benefit (1)	4,113	-
Deferred income tax, net	$(425)	$12,556

(1) Included in other assets on the consolidated balance sheet.

Goodwill arising from the acquisitions of Josephthal Group Inc. and the Oppenheimer Divisions is being amortized for tax purposes on a straight-line basis over 15 years. The difference between book and tax is recorded as a deferred tax liability.

On a cash basis, the Company paid income taxes for the year ended December 31, 2008 in the amount of $13.7 million ($45.9 million in 2007 and $23.4 million in 2006).

As a result of the acquisition of the New Capital Market Business, the Company recorded deferred tax liabilities of $4.4 million that arises from tax allocation to the acquired US business. In addition, the Company recorded a deferred tax asset of $4.1 million relating to accumulated net operating losses on the acquired Israeli business.

The Company believes that the realization of its net operating losses is more likely than not based on expectations as to future taxable income in the jurisdictions in which it operates.

In June 2006, the FASB issued Interpretation 48, "*Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109, Accounting for Income Taxes*" ("FIN 48"). This interpretation requires that a tax position be recognized only if it is "more likely than not" to be sustained upon examination, including resolution of related appeals or litigation processes, based solely on its technical merits, as of the reporting date. A tax position that meets the "more likely than not" criterion shall be measured at the largest amount of benefit that is more than fifty percent likely of being realized upon ultimate settlement.

The Company adopted the provisions of FIN 48 on January 1, 2007, which resulted in a cumulative adjustment to opening retained earnings in the amount of $823,000. The Company has evaluated its tax positions for the year ended December 31, 2008 and determined that it has no uncertain tax positions requiring financial statement recognition as of December 31, 2008.

The Company is under continuous examination by the Internal Revenue Service (the "IRS") and States in which the Company has significant business operations. The tax years under examination vary by jurisdiction; for example, the current IRS examination covers 2006. The Company regularly assesses the likelihood of additional assessments in each of the taxing jurisdictions resulting from these and subsequent years' examinations. The Company has established tax reserves that the Company believes are adequate in relation to the potential for additional assessments. Once established, the Company adjusts tax reserves only when more information is available or when an event occurs necessitating a change to the reserves. The Company believes that the resolution of tax matters will not have a material effect on the consolidated financial condition of the Company, although a resolution could have a material impact on the Company's consolidated statement of operations for a particular future period and on the Company's effective income tax rate for any period in which such resolution occurs.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows.

Amounts are expressed in thousands of dollars.

	December 31,	
	2008	2007
Balance at beginning of year	$ -	$823
Tax positions taken related to prior years	-	676
Settlements with taxing authorities	-	(1,499)
Balance at end of year	$-	$-

12. Employee Compensation Plans

Share-based Compensation

Effective January 1, 2006, the Company adopted SFAS No. 123(R), "*Share-Based Payment*", which is a revision to SFAS No. 123, "*Accounting for Stock-Based Compensation*". SFAS No. 123(R) requires share-based payment awards to be accounted for at fair value. Under SFAS No. 123(R), share-based compensation awards that require future service (i.e., are subject to a vesting schedule) are amortized over the relevant service period. The Company adopted SFAS No. 123(R) under the 'modified prospective method'. Under that method, the provisions of SFAS No. 123(R) are applied to remaining unvested share-based awards outstanding at December 31, 2005 as well as to share-based awards granted subsequent to adoption.

The Company estimates the fair value of share-based awards using the Black-Scholes option-pricing model and applies to it a forfeiture rate based on historical experience. The accuracy of this forfeiture rate is reviewed at least annually for reasonableness. Key input assumptions used to estimate the fair value of share-based awards include the expected term and the expected volatility of the Company's Class A Shares over the term of the award, the risk-free interest rate over the expected term, and the Company's expected annual dividend yield. The Company believes that the valuation technique and the approach utilized to develop the underlying assumptions are appropriate in calculating fair values of the Company's outstanding unvested share-based awards. Estimates of fair value are not intended to predict actual future events or the value ultimately realized by persons who receive share-based awards.

The fair value of each award grant was estimated on the grant date using the Black-Scholes option- pricing model with the following assumptions:

	Grant date assumptions					
	2008	2007	2006	2005	2004	2003
Expected term (1)	2.4 years	5 years	5 years	5 years	5 years	5 years
Expected volatility factor (2)	36.41%	39.67%	26.57%	23.50%	21.08%	22.61%
Risk-free interest rate (3)	2.13%	4.54%	4.51%	3.89%	3.01%	2.92%
Actual dividends (4)	$0.44	$0.40	$0.38	$0.36	$0.36	$0.36

(1) The expected term was determined based on actual awards.
(2) The volatility factor was measured using the weighted average of historical daily price changes of the Company's Class A Shares over a historical period commensurate to the expected term of the awards.
(3) The risk-free interest rate was based on periods equal to the expected term of the awards based on the U.S. Treasury yield curve in effect at the time of grant.
(4) Actual dividends were used to compute the expected annual dividend yield.

Equity Incentive Plan
Under the Company's 2006 Equity Incentive Plan, adopted December 11, 2006 and its 1996 Equity Incentive Plan, as amended March 10, 2005 (together "EIP"), the Compensation and Stock Option Committee of the Board of Directors of the Company may grant options to purchase Class A Shares to officers and key employees of the Company and its subsidiaries. Grants of options are made to the Company's non-employee directors on a formula basis. Prior to 2008, options were generally granted for a five-year term and generally vest at the rate of 25% of the amount granted on the second anniversary of the grant, 25% on the third anniversary of the grant, 25% on the fourth anniversary of the grant and 25% six months before expiration. In 2008, options were generally granted for a three year term and generally vested at the rate of 33% of the amount granted on both the first and second anniversary of the grant and 33% three months before expiration. At December 31, 2008, the number of Class A Shares available under the EIP, but not yet awarded, was 520,525.

Stock option activity under the EIP since January 1, 2007 is summarized as follows.

	Year ended December 31, 2008		Year ended December 31, 2007	
	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price
Options outstanding, beginning of year	979,475	$29.32	1,168,392	$27.93
Options granted	322,261	$33.61	79,103	$34.99
Options exercised	(224,115)	$24.97	(257,491)	$24.96
Options forfeited or expired	(126,889)	$33.87	(10,529)	$24.79
Options outstanding, end of year	950,732	$31.04	979,475	$29.32
Options vested, end of year	579,149	$29.35	445,964	$28.96
Weighted average fair value of options granted during the year	$6.99	-	$13.45	-

The aggregate intrinsic value of options outstanding as of December 31, 2008 was nil. The aggregate intrinsic value of options vested as of December 31, 2008 was nil. The aggregate intrinsic value of options that are expected to vest is nil as of December 31, 2008.

The following table summarizes stock options outstanding and exercisable as at December 31, 2008.

Range of exercise prices	Number outstanding	Weighted average remaining contractual life	Weighted average exercise price of outstanding options	Number exercisable (vested)	Weighted average exercise price of vested options
$19.42 - $25.00	265,091	1.6 years	$21.59	166,393	$21.00
$25.01 - $36.13	685,641	0.9 years	$34.69	412,756	$32.71
$19.42 - $36.13	950,732	1.1 years	$31.04	579,149	$29.35

The following table summarizes the status of the Company's non-vested options for the year ended December 31, 2008.

	Year ended December 31, 2008	
	Number of Options	Weighted average fair value
Non-vested beginning of year	533,511	$7.48
Granted	322,261	$6.99
Vested	(369,800)	$5.97
Forfeited or expired	(114,389)	$7.27
Non-vested end of year	371,583	$8.63

In the year ended December 31, 2008, the Company has included approximately $2.5 million ($2.3 million in 2007 and $3.3 million in 2006) of compensation expense in its consolidated statement of operations relating to the expensing of stock options.

As of December 31, 2008, there was approximately $1.7 million of total unrecognized compensation cost related to unvested share-based compensation arrangements granted under the EIP. The cost is expected to be recognized over a weighted average period of 1.1 years.

Stock Appreciation Rights

The Company has awarded Oppenheimer stock appreciation rights ("OARs") to certain employees as part of their compensation package based on a formula reflecting gross production and length of service. These awards are granted once per year in January with respect to the prior year's production. The OARs vest five years from grant date and will be settled in cash at vesting. The OARs are being accounted for as liability awards and are revalued on a monthly basis. The adjusted liability is being amortized on a straight-line basis over the vesting period.

The fair value of each OARs award was estimated as at December 31, 2008 using the Black-Scholes option-pricing model.

Grant date	Number of OARs outstanding	Strike price	Remaining contractual life	Fair value as at December 31, 2008
January 13, 2004	145,770	$32.78	13 days	$0.00
January 13, 2005	240,555	$24.53	1 year	$1.26
January 13, 2006	255,700	$20.53	2 years	$1.17
January 12, 2007	367,120	$35.44	3 years	$0.53
January 10, 2008	492,405	$37.78	4 years	$0.41
Total	1,501,550			
Total weighted average values		$31.66	2.6 years	$0.66

At December 31, 2008, all outstanding OARs were unvested. The aggregate intrinsic value of OARs outstanding and expected to vest as of December 31, 2008 was nil. In the year ended December 31, 2008, the Company included a credit of approximately $7.5 million (expense of $5.5 million in 2007 and $2.5 million in 2006) in compensation expense in its consolidated statement of operations relating to OARs awards. The liability related to the OARs was approximately $493,800 as of December 31, 2008.

As of December 31, 2008, there was approximately $402,900 of total unrecognized compensation cost related to unvested OARs. The cost is expected to be recognized over a weighted average period of 2.6 years.

On January 12, 2009, 454,940 OARs were awarded to Oppenheimer employees related to fiscal 2008 performance. These OARs will be expensed over 5 years (the vesting period).

Employee Share Plan

On March 10, 2005, the Company approved the Oppenheimer & Co. Inc. Employee Share Plan ("ESP") for employees of the Company and its subsidiaries resident in the U.S. to attract, retain and provide incentives to key management employees. The Compensation and Stock Option Committee of the Board of Directors of the Company may grant stock awards and restricted stock awards pursuant to the ESP. ESP awards are being accounted for as equity awards and valued at grant date fair value. ESP awards are generally awarded for a three or five year term and 100% vest at the end of the term.

The Company has awarded restricted Class A Shares to certain employees as part of their compensation package pursuant to the ESP. These awards are granted from time to time throughout the year based upon the recommendation of the Compensation and Stock Option Committee of the Board of Directors of the Company. These ESP awards are priced at fair value on the date of grant and typically require the completion of a service period (determined by the Compensation Committee). Dividends may or may not accrue during the service period, depending on the terms of individual ESP awards. At December 31, 2008, the number of Class A Shares available under the ESP, but not yet awarded, was 414,472.

The following table summarizes the status of the Company's non-vested ESP awards for the year ended December 31, 2008.

	Number of Class A Shares subject to ESP awards	Weighted average fair value	Remaining contractual life
Non-vested beginning of year	110,805	$23.32	2.2 years
Granted	439,839	$36.38	2.3 years
Vested	(17,543)	$19.29	-
Forfeited or expired	(24,654)	$34.27	-
Non-vested end of year	508,447	$34.87	2.2 years

At December 31, 2008, all outstanding ESP awards were non-vested. The aggregate intrinsic value of ESP awards outstanding as of December 31, 2008 was approximately $6.5 million. The aggregate intrinsic value of ESP awards that are expected to vest is $5.1 million as of December 31, 2008. In the year ended December 31, 2008, the Company included approximately $4.8 million ($1.1 million in 2007 and $957,000 in 2006) of compensation expense in its consolidated statements of operations relating to ESP awards.

As of December 31, 2008, there was approximately $11.5 million of total unrecognized compensation cost related to unvested ESP awards. The cost is expected to be recognized over a weighted average period of 2.2 years.

In January 2009, the Company issued 112,297 Class A Shares to certain Oppenheimer employees who had elected to take a portion of their year-end bonus in Class A Shares in lieu of cash under the ESP. The cost of these shares (priced at market on January 5, 2009) is included in compensation and related expenses in the consolidated statement of operations for the year ended December 31, 2008.

Defined Contribution Plan

The Company, through its subsidiaries, maintains a defined contribution plan covering substantially all full-time U.S. employees. The Oppenheimer & Co. Inc. 401(k) Plan provides that Oppenheimer may make discretionary contributions. Eligible Oppenheimer employees may make voluntary contributions which may not exceed $15,500, $15,500 and $15,000 per annum in 2008, 2007 and 2006, respectively. The Company made contributions to the 401(k) Plan of $736,400, $5.5 million and $4.5 million in 2008, 2007 and 2006, respectively.

Deferred Compensation Plans

The Company maintains an Executive Deferred Compensation Plan ("EDCP") and a Deferred Incentive Plan ("DIP") in order to offer certain qualified high-performing financial advisors a bonus based upon a formula reflecting years of service, production, net commissions and a valuation of their clients' assets. The bonus amounts resulted in deferrals in fiscal 2008 of approximately $7.7 million ($8.7 million in 2007 and $6.8 million in 2006). These deferrals normally vest after five years. The liability is being recognized on a straight-line basis over the vesting period. The EDCP also includes voluntary deferrals by senior executives that are not subject to vesting. The Company maintains a company-owned life insurance policy, which is designed to offset approximately 60% of the EDCP liability. The EDCP liability is being tracked against the value of a phantom investment portfolio held for this purpose. At December 31, 2008, the Company's liability with respect to the EDCP and DIP totaled $21.5 million and is included in accrued compensation on the consolidated balance sheet as at December 31, 2008.

In addition, the Company is maintaining a deferred compensation plan on behalf of certain employees who were formerly employed by CIBC World Markets. The liability is being tracked against the value of an investment portfolio held by the Company for this purpose and, therefore, the liability fluctuates with the fair value of the underlying portfolio. At December 31, 2008, the Company's liability with respect to this plan totaled $10.7 million. See note 4.

The total amount expensed in 2008 for the Company's deferred compensation plans was a net credit of $3.9 million (net expense of $7.1 million and $6.1 million, respectively, in 2007 and 2006).

13. Commitments and Contingencies

The Company and its subsidiaries have operating leases for office space, equipment and furniture and fixtures expiring at various dates through 2019. Future minimum rental commitments under such office and equipment leases as at December 31, 2008 are as follows.

Amounts are expressed in thousands of dollars.

2009	$38,680
2010	36,173
2011	33,256
2012	25,644
2013	14,270
2014 and thereafter	23,490
Total	$171,513

Certain of the leases contain provisions for rent increases based on changes in costs incurred by the lessor.

The Company's rent expense for the years ended December 31, 2008, 2007 and 2006 was $47.1 million, $33.1 million and $33.3 million, respectively.

At December 31, 2008, the Company had capital commitments of approximately $3.3 million with respect to its obligations in its role as sponsor for certain private equity funds.

At December 31, 2008, the Company had collateralized and uncollateralized letters of credit for $127.2 million in favor of Options Clearing Corporation. Collateral for these letters of credit include customer securities with a market value of approximately $197.9 million pledged to two financial institutions.

Many aspects of the Company's business involve substantial risks of liability. In the normal course of business, the Company has been named as defendant or co-defendant in lawsuits creating substantial exposure. The Company is the subject of customer complaints, has been named as defendant or codefendant in various lawsuits seeking, in total, substantial damages and is involved in certain governmental and self-regulatory agency investigations and proceedings. These proceedings arise primarily from securities brokerage, asset management and investment banking activities. The Company is also involved from time to time in governmental and self-regulatory agency investigations and proceedings.

The investigations include, among other things, inquiries from the SEC, FINRA and several state regulatory authorities concerning the Company's activities with respect to auction rate securities ("ARS"). Regulators have concluded, in many cases, that securities firms, primarily those that underwrote and supported the auctions for ARS, should be compelled to redeem them from customers. Underwriters and dealers in such securities have settled with various regulators and have commenced purchasing ARS from their clients. The Company is presently in discussions with several state regulatory agencies and FINRA with respect to such actions. The Company and several of its executives and employees are also the subject of enforcement action by the Massachusetts Securities Division in which the Division seeks to compel the Company to redeem the ARS held by the Company's clients that are residents of that state and certain other relief. Moreover, the Company is also named as a respondent in a number of arbitrations by its current or former clients as well as lawsuits, including two class action lawsuits, related to its sale of ARS. See "Legal Proceedings" and "Management's Discussion and Analysis of Financial Condition and Results of Operations – Regulatory Environment – Other Regulatory Matters." The Company has been and continues to review this situation and explore options to help bring liquidity to the Company's clients holding ARS. The Company is reviewing various programs initiated by the U.S. government to restore liquidity to the markets. The Company has taken or is considering taking various actions to facilitate the purchase of client-held ARS. However, there is no assurance that these efforts, if undertaken, will be successful. If the Company were to purchase all of the ARS held by former or current clients who purchased such securities prior to the beginning of the market's failure in February 2008, these purchases would likely have a material adverse effect on the Company's financial condition including its cash position. Therefore, before purchasing any of these securities, the Company would need to assess whether it had sufficient regulatory capital or borrowing capacity to do so. The Company does not currently believe that it is obligated to make any such purchases.

In accordance with SFAS No. 5 "Accounting for Contingencies," the Company has established provisions for estimated losses from pending complaints, legal actions, regulatory investigations and proceedings. The ultimate resolution may differ materially from the amounts accrued. Because litigation is inherently unpredictable, the Company cannot determine with certainty the ultimate resolution of pending litigation and other matters. Consequently, the Company cannot estimate with certainty the losses or ranges of loses for matters, how such matters will be resolved, when they will ultimately be resolved or what the eventual relief might be. The materiality of legal matters to the Company's future operating results depends on the level of future results of operations as well as the timing and ultimate outcome of such legal matters. However, if the Company were to purchase ARS from some or all of its clients in order to resolve pending lawsuits and/or regulatory inquiries regarding ARS, the purchases likely would have a material adverse effect on the Company's results of operations and financial condition.

14. Regulatory Requirements

The Company's major subsidiaries, Oppenheimer and Freedom, are subject to the uniform net capital requirements of the SEC under Rule 15c3-1 (the "Rule"). Oppenheimer computes its net capital requirements under the alternative method provided for in the Rule which requires that Oppenheimer maintain net capital equal to two percent of aggregate customer related debit items, as defined in SEC Rule 15c3-3. At December 31, 2008, Oppenheimer had net capital of $180.5 million which exceeded required net capital by $163.7 million. Freedom computes its net capital requirement under the basic method provided for in the Rule, which requires that Freedom maintain net capital equal to the greater of $250,000 or 6 2/3% of aggregate indebtedness, as defined. At December 31, 2008, Freedom had net capital of $4.2 million, which was $3.9 million in excess of the $250,000 required to be maintained at that date.

At December 31, 2008, Oppenheimer and Freedom had $13.2 million and $11.8 million, respectively, in cash and U.S. Treasury securities segregated under Federal and other regulations.

In accordance with the SEC's No-Action Letter dated November 3, 1998, the Company has computed a reserve requirement for the proprietary accounts of introducing firms as of December 31, 2008. The Company had no deposit requirements as of December 31, 2008.

15. Goodwill and intangibles

The Company determines the fair value of each of its reporting units and the fair value of the reporting unit's goodwill under the provisions of SFAS No. 142, *"Goodwill and Other Intangible Assets"* ("SFAS 142"). Goodwill arose upon the acquisitions of Oppenheimer, Old Michigan Corp., Josephthal & Co. Inc., Grand Charter Group Incorporated and the Oppenheimer Divisions. The Company defines a reporting unit as an operating segment. The Company's goodwill resides in its Private Client Division ("PCD"). Goodwill of a reporting unit is subject to at least an annual test for impairment to determine if the fair value of goodwill of a reporting unit is less than its estimated carrying amount. The Company derives the estimated carrying amount of its operating segments by estimating the amount of shareholders' equity required to support the activities of each operating segment.

SFAS 142 requires goodwill of a reporting unit to be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. In 2008, the financial services industry and the securities markets generally were materially and adversely affected by significant declines in the values of nearly all financial asset classes and by a significant lack of liquidity. The Company's stock price, consistent with stock prices in the broader financial services sector, declined significantly during this period of time. Beginning in June 2008, the Company's market capitalization fell below recorded book value on a consistent basis which continued through the end of the year. Due to the significant discount between the market capitalization and book value, the Company viewed this discount as a triggering event to performing an interim goodwill impairment test under SFAS 142. As a result, the Company performed an impairment analysis between annual tests as of September 30, 2008 and also performed its annual test for goodwill impairment as of December 31, 2008.

In estimating the fair value of the PCD, the Company used traditional standard valuation methods, including the market comparable approach and income approach. The market comparable approach is based on comparisons of the subject company to public companies whose stocks are actively traded ("Price Multiples") or to similar companies engaged in an actual merger or acquisition ("Precedent Transactions"). As part of this process, multiples of value relative to financial variables, such as earnings or stockholders' equity, are developed and applied to the appropriate financial variables of the subject company to indicate its value. The income approach involves estimating the present value of the subject company's future cash flows by using projections of the cash flows that the business is expected to generate, and discounting these cash flows at a given rate of return ("Discounted Cash Flow" or "DCF"). Each of these standard valuation methodologies requires the use of management estimates and assumptions.

In its Price Multiples valuation analysis, the Company used various operating metrics of comparable companies, including revenues, pre-tax and after-tax earnings, EBITDA on a trailing-twelve-month basis as well as price-to-book value ratios at a point in time. The Company analyzed prices paid in Precedent Transactions that are comparable to the business conducted in the PCD, primarily focusing on the amounts paid per financial advisor. The DCF analysis included the Company's assumptions regarding growth rates of the PCD's revenues, expenses, EBITDA, and capital expenditures, adjusted for current economic conditions and expectations. The Company's assumptions also included a discount rate of 14.2% and a terminal growth rate of 3% in its calculations. The Company weighted each of the three valuation methods equally in its overall valuation. Given the subjectivity involved in selecting which valuation method to use, the corresponding weightings, and the input variables for use in the analyses, it is possible that a different valuation model and the selection of different input variables could produce a materially different estimate of the fair value of our goodwill. Based on the analysis performed, the Company concluded that the PCD's fair value exceeded its carrying amount including goodwill as of December 31, 2008.

As of December 31, 2008, the Company also performed a valuation of the consolidated Oppenheimer Holdings Inc. enterprise. Using a DCF model, the Company determined that the aggregate fair value of the Company's equity was greater than both the

Company's carrying value of $425.7 million and market value (based on the Company's stock price at December 31, 2008) of $166 million. The difference between the fair value of the Company's equity and its market value at December 31, 2008 can be partially attributed to a control premium, which represents the premium to market value that a market participant would pay to acquire the Company as a whole and gain control of the enterprise. The remaining difference can be primarily attributed to the following qualitative factors which cannot be quantified:

- Low average daily trading volume of the Company's outstanding shares
- Information asymmetry caused by lack of equity research analyst coverage
- Dual class share structure whereby voting control is not publicly traded
- Employees and directors own a high percentage of outstanding Class A Non-Voting shares and Class B Voting shares
- The Company is Canadian-domiciled while substantially all of the Company's operations are in the U.S. This arrangement negatively impacts the level of investor participation in the Company's shares.
- Significant losses in the Capital Markets business segment of $93 million due to acquisition of New Capital Markets Business from CIBC
- In 2008 the Company's stock price declined 69%, generally tracking broader financial services stocks. Many financial services firms incurred significant asset impairments in 2008, and an inaccurate perception of the level of risk involved in the Company's trading activities may have negatively impacted the Company's stock price. The Company has no exposure to sub-prime and credit derivatives.
- The Company's Price to Book Value ratio as at December 31, 2008 was 0.4x compared to 0.9x for its peer group. Historically, the Company has traded at an average Price to Book Ratio of 1.1x (from 2004 – 2008) compared to its peer group's average of 1.4x over the same period.

Based on the above quantitative and qualitative factors, the Company's goodwill was not considered impaired as of December 31, 2008.

Although the Company's overall business, particularly the Capital Markets business segment, was negatively impacted by the current economic environment, the PCD operating segment continued to produce strong revenues, cash flows and earnings in 2008, reflective of the Company's strong franchise and the attractive economics of the underlying transaction and fee-based revenues in the private wealth management business. If the current economic market conditions persist and/or if there is a prolonged period of further weakness in the business environment and financial markets, the Company's PCD businesses may be adversely affected which may result in an impairment of its goodwill, particularly if there were a significant loss of financial advisors and corresponding client assets under administration.

Excess of fair value of assets acquired over cost arose from the acquisition of the New Capital Markets Businesses. If the earn-out from the acquisition of the New Capital Markets Businesses (see note 18) exceeds $5.0 million in any of the five years from 2008 through 2012, the excess will first reduce the excess of fair value of acquired assets over cost and second will create goodwill, as applicable. The earn-out for 2008 was $5.0 million.

Intangible assets arose upon the acquisition, in January 2003, of the Oppenheimer Divisions and are comprised of customer relationships and trademarks and trade names. Customer relationships are carried at $490,000 (which is net of accumulated amortization of $4.4 million) and are being amortized on a straight-line basis over 80 months commencing in January 2003. Trademarks and trade names, carried at $31.7

million, which are not amortized, are subject to at least an annual test for impairment to determine if the fair value is less than their carrying amount.

Intangible assets also arose from the acquisition of the New Capital Markets Business in January 2008 and are comprised of customer relationships and a below market lease. Customer relationships are carried at $880,600 (which is net of accumulated amortization of $60,500) and are being amortized on a straight-line basis over 180 months commencing in January 2008. The below market lease is carried at $17.0 million (which is net of accumulated amortization of $4.3 million) and is being amortized on a straight-line basis over 60 months commencing in January 2008.

Trademarks and trade names recorded as at December 31, 2008 have been tested for impairment and it has been determined that no impairment has occurred.

16. Segment Information

The Company has determined its reportable segments based on the Company's method of internal reporting, which disaggregates its retail business by branch and its proprietary and investment banking businesses by product. The Company's segments are: Private Client which includes all business generated by the Company's 86 offices in 21 U.S. states, 2 offices in Latin America through local broker dealers and Freedom, including commission and fee income earned on client transactions, net interest earnings on client margin loans and cash balances, stock loan activities and financing activities; Capital Markets which includes investment banking, market-making activities in over-the-counter equities, institutional trading in both fixed income and equities, structured assets transactions, bond trading, trading in mortgage-backed securities, corporate underwriting activities, public finance activities, and syndicate participation; and Asset Management which includes fees from money market funds and the investment management services of Oppenheimer Asset Management Inc. and Oppenheimer's asset management divisions employing various programs to professionally manage client assets either in individual accounts or in funds. The Company evaluates the performance of its segments and allocates resources to them based upon profitability.

The table below presents information about the reported revenue and profit before income taxes of the Company for the years ended December 31, 2008, 2007 and 2006. The Company's business is conducted primarily in the United States with additional operations in the United Kingdom, Hong Kong, Israel and Latin America. Asset information by reportable segment is not reported, since the Company does not produce such information for internal use.

Amounts are expressed in thousands of dollars.

	Year ended December 31,		
	2008	2007	2006
Revenue:			
Private Client (2)	$574,331	$662,486	$593,896
Capital Markets	273,203	156,477	124,375
Asset Management (2)	61,527	87,051	59,237
Other (1)	11,009	8,383	23,315
Total	$920,070	$914,397	$800,823
Profit (loss) before income taxes:			
Private Client	$64,264	$84,207	$52,146
Capital Markets (3) (4)	(93,975)	27,155	11,547
Asset Management	12,303	16,944	3,832
Other (1)	(18,635)	(912)	12,925
Total	$(36,043)	$127,394	$80,450

(1) For the year ended December 31, 2007, other revenue and profit before income taxes include approximately $2.5 million relating to a gain on extinguishment of the Company's zero coupon promissory notes. For the year ended December 31, 2006, other revenue and profit before income taxes include approximately $13.7 million relating to the NYSE Group transactions and a gain upon extinguishment of the Company's Debentures of approximately $4.1 million.

(2) The Asset Management and the Private Client segments earned performance fees of approximately $552,900 and $815,300, respectively in 2008 ($21.3 million and $22.0 million, respectively, in 2007 and $7.3 million and $7.4 million, respectively, in 2006). These fees are based on participation as general partner in various alternative investments.

(3) For the year ended December 31, 2008, the Capital Markets segment includes accrued expenses of $40.2 million for deferred incentive compensation to former CIBC employees for awards made by CIBC prior to the January 14, 2008 acquisition by the Company.

(4) For the year ended December 31, 2008, the Capital Markets segment includes transition service charges of $27.3 million paid to CIBC for interim support of the acquired businesses which substantially terminated upon the transition of such businesses to Oppenheimer's platform in mid August 2008.

17. Related-Party Transactions

The Company does not make loans to its officers and directors except under normal commercial terms pursuant to client margin account agreements. These loans are fully collateralized by such employee-owned securities.

18. Acquisition

On January 14, 2008, the Company acquired CIBC World Markets Corp.'s U.S. Investment Banking, Corporate Syndicate, Institutional Sales and Trading, Equity Research, Options Trading and a portion of the Debt Capital Markets business which includes Convertible Bond Trading, Loan Syndication and Trading, High Yield Origination and Trading as well as Oppenheimer Israel (OPCO) Ltd., formerly CIBC Israel Ltd., and businesses operating in the United Kingdom on September 5, 2008 (now operating as Oppenheimer EU Ltd.) and Hong Kong, China on November 4, 2008 (now operating as Oppenheimer Investments Asia Limited). Per the terms of the purchase agreement, the operating results of the New Capital Markets Business for the period January 1, 2008 to January 14, 2008 were transferred and assumed by the Company. The newly acquired businesses along with the Company's existing Investment Banking, Corporate Syndicate, Institutional Sales and Trading and Equities Research divisions were combined to form the Oppenheimer Investment Banking Division (OIB Division) within the Capital Markets business segment.

The acquisition is being accounted for under the purchase method in accordance with SFAS 141, which requires the acquiring entity to allocate the cost of an acquired business to the assets acquired and liabilities assumed based on their estimated fair values as at the date of acquisition. Consideration paid in cash is measured based on the amount of cash paid, while non-cash consideration is recorded at estimated fair value.

The purchase price for the transaction is comprised of (1) an earn-out based on the annual performance of the OIB Division for the calendar years 2008 through 2012 (in no case to be less than $5 million per year) to be paid in the first quarter of 2013 (the "Earn-Out Date"). On the Earn-Out Date, 25% of the earn-out will be paid in cash and the balance may be paid, at the Company's option, in any combination of cash, the Company's Class A Shares (at the then prevailing market price) and/or debentures to be issued by the Company payable in two equal tranches – 50% one year after the Earn-Out Date and the balance two years after the Earn-Out Date, (2) warrants to purchase 1,000,000 Class A Shares of the Company at $48.62 per share exercisable five years from the January 2008 closing, (3) consideration at closing equal to the fair market value of net securities owned in the amount of $48.2 million, (4) cash consideration at closing in the amount of $2.7 million for office facilities, (5) a cash payment at closing in the amount of $1.1 million to extinguish a demand note, and (6) cash paid to cover acquisition costs of $1.8 million.

Amounts are expressed in thousands of dollars.

Cash consideration:	
Acquisition costs	$1,783
Extinguishment of demand note	1,144
Office facilities	2,694
Securities owned, net	48,229
	53,850
Warrants issued, at fair value	10,487
Earn-out, at fair value	11,068
Aggregate purchase price	$75,405

The following table summarizes the estimated fair value of assets acquired and liabilities assumed.

Amounts are expressed in thousands of dollars.	
Cash and cash equivalents	$ 3,515
Securities owned	80,602
Office facilities	5,115
Intangible assets:	
Customer relationships	941
Below-market lease	21,309
Deferred tax asset	4,211
Prepaid compensation	2,400
Other assets	3,305
Total assets acquired	121,398
Less-	
Securities sold, but not yet purchased	32,374
Accounts payable and other liabilities	3,067
Deferred tax liability	4,379
Excess of fair value of acquired net assets over cost	6,173
Total liabilities assumed	45,993
Net assets acquired	$75,405

Intangible assets arose upon the acquisition of the New Capital Markets Business and are comprised of customer relationships and the estimated fair value of a below-market lease on the premises located at 300 Madison Avenue in New York City. Customer relationships are carried at $880,600 (which is net of accumulated amortization of $60,500) at December 31, 2008 and are being amortized on a straight-line basis over 180 months commencing in January 2008. The below-market lease, which represents the difference between what the Company is paying to occupy the premises at 300 Madison Avenue, New York, NY and the fair market value of comparable real estate in midtown Manhattan, is carried at $17.0 million (which is net of accumulated amortization of $4.3 million) at December 31, 2008 and is being amortized over the life of the lease (60 months commencing in January 2008).

The earn-out, which will amount to no less than $25.0 million, has been assigned a fair value of $11.1 million at acquisition date. The difference between the full liability and the grant date fair value is being amortized over 60 months commencing in January 2008 and approximately $2.8 million for the year ended December 31, 2008 is included as interest expense in the consolidated statement of operations. If the earn-out exceeds $5.0 million in any of the five years from 2008 through 2012, the excess will first reduce the excess of fair value of acquired assets over cost and second will create goodwill, as applicable. The earn-out for 2008 was $5.0 million.

As part of the transaction, the Company borrowed $100.0 million from CIBC in the form of a five-year Subordinated Note to support the New Capital Markets Business. In addition, CIBC is providing a warehouse facility, initially up to $1.5 billion, to OPY Credit Corp., to extend financing commitments to third-party borrowers identified by the Company. Underwriting of loans pursuant to the warehouse facility will be subject to joint credit approval by Oppenheimer and CIBC.

In addition, in conjunction with the transaction, the Company has agreed to pay to CIBC an estimated $54.3 million over three years from 2008 through 2010 (2008 - $5.3 million;

2009 - $18.4 million; 2010 - $30.6 million) for future payments of deferred incentive compensation to former CIBC employees for awards made by CIBC prior to January 14, 2008. The Company recorded approximately $40.2 million of such expense in the consolidated statement of operations for the year ended December 31, 2008 ($33.2 million is included in compensation and related expenses and $7.0 million is included in interest expense). In excess of 50% of these total incentive compensation commitments were accrued in 2008. The estimated amounts are based on forfeiture assumptions and actual amounts may differ from these estimates. These accrued expenses are net of an expense reversal of $6.1 million recorded in November 2008 arising from the resolution of a number of issues with CIBC associated with the implementation and interpretation of the acquisition agreement.

The Company incurred transition service charges paid to CIBC for interim support of the New Capital Markets Business which substantially terminated upon transition of such businesses to the Company's platform in mid-August 2008. For the year ended December 31, 2008, transition service charges of $19.6 million and $7.7 million, respectively, are included in other expenses and clearing and exchange fees in the consolidated statement of operations.

Presented below are the unaudited pro forma consolidated results of operations. Amounts presented give effect to the acquisition of the New Capital Markets Business as if the transaction was consummated as at January 1, 2007. The Company's actual results for the year ended December 31, 2008 include the results of the New Capital Markets Business since January 1, 2008.

The pro forma information is for comparative purposes only and is not indicative either of the actual results that would have occurred if the acquisition had been consummated at the beginning of the periods presented, or of future operations of the combined companies. CIBC has an October 31st fiscal year end and, therefore, the financial information for the New Capital Markets Business relates to the year ended October 31, 2007. Revenue and expenses included in the pro forma presentation for the year ended December 31, 2007 include certain CIBC corporate allocations, reflecting the manner in which this business was managed within CIBC. Such allocations may distort the comparability of the information presented below.

Dollar amounts are expressed in thousands, except per share amounts.

(Unaudited)	Year ended December 31, 2007
Revenue	$1,340,815
Profit before tax from operations	$113,111
Net profit	$64,702
Basic earnings per share	$4.89
Diluted earnings per share	$4.78

19. Subsequent Events

Dividend

On January 29, 2009, a cash dividend of U.S. $0.11 per share (totaling $1.5 million) was declared payable on February 27, 2009 to Class A and Class B shareholders of record on February 13, 2009.

20. Quarterly Information (unaudited)

Amounts are expressed in thousands of dollars, except per share amounts.

Year ended December 31, 2008	Fiscal Quarters Fourth	Third	Second	First	Year
Revenue	$209,767	$222,187	$256,241	$231,875	$920,070
Profit (loss) before income taxes	$(7,728)	$(3,711)	$2,185	$(26,789)	$(36,043)
Net profit (loss)	$(3,824)	$(2,477)	$1,646	$(16,115)	$(20,770)
Earnings (loss) per share:					
Basic	$(0.29)	$(0.18)	$0.12	$(1.19)	$(1.57)
Diluted	$(0.29)	$(0.18)	$0.12	$(1.19)	$(1.57)
Dividends per share	$0.11	$0.11	$0.11	$0.11	$0.44
Market price of Class A Shares (1):					
High	$25.62	$31.51	$46.99	$48.19	$48.19
Low	$7.70	$20.51	$27.27	$34.50	$7.70

Year ended December 31, 2007	Fiscal Quarters Fourth	Third	Second	First	Year
Revenue	$258,358	$215,173	$226,750	$214,116	$914,397
Profit before income taxes	$44,305	$27,021	$27,886	$28,182	$127,394
Net profit	$26,537	$16,274	$15,766	$16,790	$75,367
Earnings per share:					
Basic	$2.00	$1.23	$1.19	$1.28	$5.70
Diluted	$1.94	$1.19	$1.16	$1.26	$5.57
Dividends per share	$0.11	$0.11	$0.10	$0.10	$0.42
Market price of Class A Shares(1):					
High	$48.18	$57.50	$51.50	$37.66	$57.50
Low	$37.05	$36.75	$32.53	$31.80	$31.80

(1) The price quotations above were obtained from the New York Stock Exchange web site.

Item 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

Item 9A. CONTROLS AND PROCEDURES

The Company carried out an evaluation, under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of its disclosure controls and procedures pursuant to Rule 13a–15(e) of the Exchange Act. Based on this evaluation, the Company's Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures were effective as of the end of the period covered by this report.

Management, including the Chief Executive Officer and Chief Financial Officer, does not expect that the Company's disclosure controls and procedures or its internal controls will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include, but are not limited to, the realities that judgments in decision–making can be faulty and that break-downs can occur because of a simple error or omission. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls also is based, in part, upon certain assumptions about the likelihood of future events and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, controls may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost–effective control system, misstatements due to error or fraud may occur and not be detected.

The Company confirms that its management, including its Chief Executive Officer and its Chief Financial Officer, concluded that the Company's disclosure controls and procedures are effective to ensure that the information required to be disclosed by the Company in its reports filed under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC.

Changes in Internal Control over Financial Reporting

No changes in the Company's internal controls over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that have materially affected, or are reasonably likely to materially affect, the Company's internal controls over financial reporting, occurred during the quarter ended December 31, 2008.

Management's Report on Internal Control over Financial Reporting and the Report of Independent Registered Public Accounting Firm are set forth in Part II, Item 8 of this Annual Report on Form 10-K.

Section 303A.12(a) CEO Certification

The Company submitted a Section 12(a) CEO Certification to the New York Stock Exchange on May 28, 2008 with respect to fiscal 2007.

Sarbanes-Oxley Act Section 302 CEO and CFO Certifications

The Company submitted the CEO and CFO Certifications required under Section 302 of the Sarbanes-Oxley Act as exhibits to its Annual Report on Form 10-K for the year ended December 31, 2007.

Item 9B. OTHER INFORMATION

None.

PART III

Item 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by this item will be contained under the caption "Election of Directors - Management" in our definitive Management Proxy Circular for the 2009 Annual and Special Meeting of Shareholders. Information about compliance with Section 16(a) of the Securities Exchange Act of 1934 required by this form will be contained under the caption "Compliance with Section 16(a) Beneficial Ownership Reporting Compliance" in that proxy circular. That information is incorporated herein by reference to the Management Proxy Circular.

STATEMENT OF CORPORATE GOVERNACE PRACTICES, WHISTLEBLOWER POLICY AND COMMITTEE CHARTERS

A copy of the Company's Statement of Corporate Governance Practices and its Whistleblower Policy, as well as copies of the Charters of the Audit Committee, Compensation and Stock Option Committee and Nominating/Corporate Governance Committee, are posted on the Company's website at www.opco.com. These documents are available at no charge and can be requested by writing to the Company at its head office or by making an email request to investorrelations@opy.ca.

CODE OF ETHICS
The Company has adopted a Code of Conduct and Business Ethics for Directors, Officers and Employees, which can be found on its website at www.opco.com. This document is available at no charge and can be requested by writing to the Company at its head office or by making an email request to investorrelations@opy.ca.

Item 11. EXECUTIVE COMPENSATION

The information required by this item will be contained under the caption "Election of Directors - Executive Compensation" in our definitive Management Proxy Circular for the 2009 Annual and Special Meeting of Shareholders and is incorporated herein by reference.

Item 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this item will be contained under the caption "Election of Directors - Security Ownership of Beneficial Owners and Management" in our definitive Management Proxy Circular for the 2009 Annual and Special Meeting of Shareholders and is incorporated herein by reference.

Item 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this item will be contained under the caption "Election of Directors - Certain Relationships and Related Party Transactions" under the sub-heading "Indebtedness of Directors and Executive Officers under (1) Securities Purchase and (2) Other Programs" in our definitive Management Proxy Circular for the 2009 Annual and Special Meeting of Shareholders and is incorporated herein by reference.

Item 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this item will be contained under the caption "Appointment of Auditors – Principal Accounting Fees and Services" in our definitive Management Proxy Circular for the 2009 Annual and Special Meeting of Shareholders and is incorporated herein by reference.

PART IV

Item 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) (i) Financial Statements
See Item 8 (pages 61 to 111)

(ii) Financial Statement Schedules
Not Applicable.

(iii) Listing of Exhibits
The exhibits which are filed with this Form 10-K or are incorporated herein by reference are set forth in the Exhibit Index (pages 118 to 120)

(b) Exhibits
See the Exhibit Index included hereinafter on pages 118 to 120

(c) Financial Statement Schedules excluded from the annual report to shareholders
None

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 2nd day of March, 2009.

OPPENHEIMER HOLDINGS INC.

BY: /s/ E.K. Roberts
E.K. Roberts, President
(on behalf of the Registrant)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
J.L. Bitove	Director	
/s/ R. Crystal R. Crystal	Director	March 2, 2009
/s/ W. Ehrhardt W. Ehrhardt	Director	March 2, 2009
/s/ M.A.M. Keehner M.A.M. Keehner	Director	March 2, 2009
/s/ A.G.Lowenthal A.G. Lowenthal	Chairman, Chief Executive Officer (Principal Executive Officer), Director	March 2, 2009
/s/ K.W. McArthur K.W. McArthur	Director	March 2, 2009
/s/ A.W. Oughtred A.W. Oughtred	Secretary, Director	March 2, 2009
/s/ E.K. Roberts E.K. Roberts	President & Treasurer, (Principal Financial and Accounting Officer), Director	March 2, 2009
/s/ B. Winberg B. Winberg	Director	March 2, 2009

EXHIBIT INDEX

Unless designated by an asterisk indicating that such document has been filed herewith, the Exhibits listed below have been heretofore filed by the Company pursuant to Section 13 or 15(d) of the Exchange Act and are hereby incorporated herein by reference to the pertinent prior filing.

Number	Description	Page
2.1	Asset Purchase Agreement dated as of December 9, 2002 and Amendment No. 1 to the Asset Purchase Agreement dated as of January 2, 2003, by and among Fahnestock Viner Holdings Inc., Viner Finance Inc., Canadian Imperial Bank of Commerce and CIBC World Markets Corp. (previously filed as an exhibit to Form 8-K dated January 17, 2003).	
2.2	Asset Management Acquisition Agreement dated as of January 2, 2003, by and among Fahnestock Viner Holdings Inc., Fahnestock & Co. Inc., Canadian Imperial Bank of Commerce and CIBC World Markets Corp. (previously filed as an exhibit to Form 8-K dated January 17, 2003).	
2.3	Amended and Restated Asset Purchase Agreement dated as of January 14, 2008, by and among Oppenheimer Holdings Inc., Oppenheimer & Co. Inc., Canadian Imperial Bank of Commerce, CIBC World Markets Corp. and Certain Other Affiliates of Canadian Imperial Bank of Commerce and Oppenheimer Holdings Inc. (previously filed as an exhibit to Form 10-K filed March 7, 2008).	
3 (a)	Certificate of Continuance of Oppenheimer Holdings Inc. dated May 11, 2005 (previously filed as an exhibit to Form 10-Q for the quarterly period ended June 30, 2005).	
3(b)	By-Laws of Oppenheimer Holdings Inc. (previously filed as an exhibit to Form 10-Q for the quarterly period ended June 30, 2005).	
4.1	Exchangeable Debenture dated January 6, 2003, issued by E. A. Viner International Co. to Canadian Imperial Bank of Commerce (previously filed as an exhibit to Form 8-K dated January 17, 2003).	
4.2	Interim Exchangeable Debenture dated January 6, 2003, issued by E. A. Viner International Co. to Canadian Imperial Bank of Commerce (previously filed as an exhibit to Form 8-K dated January 17, 2003).	
4.3	Exchangeable Debenture dated May 17, 2003, issued by E. A. Viner International Co. to Canadian Imperial Bank of Commerce (previously filed as an exhibit to Form 10-K for the year ended December 31, 2003 dated March 11, 2004).	
4.4	Variable Rate Exchangeable Debenture, dated July 31, 2006, issued by E. A. Viner International Co. to the Canadian Imperial Bank of Commerce. (previously filed as an Exhibit to Form 8-K dated August 3, 2006).	
4.5	Amended and Restated Promissory Note dated January 15, 2003, made by Viner Finance Inc. for the benefit of CIBC World Markets Corp (previously filed as an exhibit to Form 8-K dated January 17, 2003).	

4.6	Warrant dated January 14, 2008 No. W-A1 (previously filed as an exhibit to Form 10-K filed March 7, 2008).
4.7	Registration Rights Agreement dated as of January 14, 2008, between Oppenheimer Holdings Inc. and Canadian Imperial Bank of Commerce (previously filed as an exhibit to Form 10-K filed March 7, 2008).
10.1	Fahnestock Viner Holdings Inc. 1996 Equity Incentive Plan, Amended and Restated as at May 17, 1999 (previously filed as an exhibit to Form S-8 dated May 15, 2000).
10.2	Fahnestock Viner Holdings Inc. 1996 Equity Incentive Plan Amendment No. 1 dated February 29, 2000 (previously filed as an exhibit to Form 10-K for the year ended December 31, 1999).
10.3	Fahnestock Viner Holdings Inc. 1996 Equity Incentive Plan Amendment No. 2 dated May 19, 2001 (previously filed as an exhibit to Form 10-K for the year ended December 31, 2001).
10.4	Fahnestock Viner Holdings Inc. 1996 Equity Incentive Plan Amendment No. 3 dated February 28, 2002 (previously filed as an exhibit to Form S-8 dated December 17, 2002).
10.5	Oppenheimer Holdings Inc. 1996 Equity Incentive Plan Amendment No. 4 dated February 26, 2004 (previously filed as an exhibit to Form S-8 dated July 28, 2004).
10.6	Oppenheimer Holdings Inc. 1996 Equity Incentive Plan Amendment No. 5 dated March 10, 2005 (previously filed as an exhibit to Form 10-Q for the quarterly period ended June 30, 2005).
10.7	Employee Share Plan dated January 1, 2005 (previously filed as an exhibit filed to Form 10-Q for the quarterly period ended June 30, 2005).
10.8	Performance-Based Compensation Agreement between Oppenheimer Holdings Inc. and Albert G. Lowenthal dated March 15, 2005 (previously filed as an exhibit filed to Form 10-Q for the quarterly period ended June 30, 2005).
10.9	Oppenheimer Holdings Inc. 2006 Equity Incentive Plan effective December 11, 2006 (previously filed as an exhibit to Form S-8 dated October 29, 2007).
10.10	Clearing Agreement dated January 14, 2008 between CIBC World Markets Corp. and Oppenheimer & Co. Inc. (previously filed as an exhibit to Form 10-K filed March 7, 2008).
10.11	Secured Credit Arrangement (Loan Trading Platform) dated as of January 14, 2008 by and among OPY Credit Corp., CIBC Inc., and Canadian Imperial Bank of Commerce (previously filed as an exhibit to Form 10-K filed March 7, 2008).
10.12	Subordinated Credit Agreement dated as of January 14, 2008 by and among E.A. Viner International Co., Canadian Imperial Bank of Commerce and CIBC World Markets Corp. (previously filed as an exhibit to Form 10-K filed March 7, 2008).
10.13	Warehouse Facility Agreement dated as of January 14, 2008 by and among OPY Credit Corp. and Canadian Imperial Bank of Commerce (previously filed as an exhibit to Form 10-K filed March 7, 2008).

10.14	Service Agreement dated as of January 14, 2008, by and between CIBC Delaware Holdings Inc., and Oppenheimer & Co. Inc. together with Relocation from 300 Madison Avenue letter dated January 14, 2008 (previously filed as an exhibit to Form 10-K filed March 7, 2008).
10.15	Securities Purchase Agreement, dated as of July 31, 2006, by and among Oppenheimer Holdings Inc., E. A. Viner International Co. and the Canadian Imperial Bank of Commerce. (previously filed as an Exhibit to Form 8-K dated August 3, 2006).
10.16	Senior Secured Credit Agreement, dated as of July 31, 2006, by and among E. A. Viner International Co., as borrower, and the other credit parties thereto from time to time, as guarantors, and the lenders party thereto from time to time, and Morgan Stanley Senior Funding, Inc., as administrative agent and syndication agent, and Morgan Stanley & Co. Incorporated, as collateral agent. (previously filed as an Exhibit to Form 8-K dated August 3, 2006).
10.17	Amendment No. 1 to Senior Secured Credit Agreement dated as of July 24, 2006 by and among E.A. Viner International Co., Oppenheimer Holdings Inc.,Viner Finance Inc., and Morgan Stanley Senior Funding, Inc. (previously filed as an exhibit to Form 10-K filed March 7, 2008).
10.18	Amendment No. 2 to Senior Secured Credit Agreement dated as of December 12, 2007, by and among E.A. Viner International Co., Oppenheimer Holdings Inc.,Viner Finance Inc., and Morgan Stanley Senior Funding, Inc(previously filed as an exhibit to Form 10-K filed March 7, 2008).
10.19	Pledge and Security Agreement, dated as of July 31, 2006, by and among E. A. Viner International Co., as borrower, and the other credit parties thereto from time to time, as guarantors, and Morgan Stanley & Co. Incorporated, as collateral agent. (previously filed as an Exhibit to Form 8-K dated August 3, 2006).
10.20	Third Amendment to Senior Secured Credit Agreement dated as of December 16, 2008, by and among E.A. Viner International Co., Oppenheimer Holdings Inc., Viner Finance Inc., each of the lenders party to the Existing Credit Agreement and Morgan Stanley Senior Funding, Inc., as administrative agent (previously filed as an Exhibit to Form 8-K dated December 16, 2008).
10.21	Agreement on Certain Outstanding Items, dated November 21, 2008, by and among Canadian Imperial Bank of Commerce, Oppenheimer Holdings Inc., Oppenheimer & Co. Inc. and E.A. Viner International Co. (filed herewith)*
23	Consent of independent accountants (filed herewith) *
31.1	Rule 13a – 14(a) 15d – 14(a) Certification signed by A.G. Lowenthal (filed herewith) *
31.2	Rule 13a – 14(a) 15d – 14(a) Certification signed by E.K. Roberts (filed herewith) *
32.1	Certification pursuant to 18 U.S.C. Section 1350 signed by A.G. Lowenthal (filed herewith) *
32.2	Certification pursuant to 18 U.S.C. Section 1350 signed by E.K. Roberts (filed herewith) *

EXHIBIT 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Forms S-8 (No. 333-129387, 333-129389, 333-129390, 333-146989 and 333-146990) of Oppenheimer Holdings Inc. of our report dated March 2, 2009 relating to the financial statements, which appears in this Form 10-K.

/s/ PricewaterhouseCoopers LLP
New York, NY
March 2, 2009

CERTIFICATION   EXHIBIT 31.1

I, Albert G. Lowenthal, certify that:

1. I have reviewed this annual report on Form 10-K of Oppenheimer Holdings Inc.;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;
   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):
   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Name: /s/ Albert G. Lowenthal
Title: Chief Executive Officer

March 2, 2009

CERTIFICATION EXHIBIT 31.2

I, Elaine K. Roberts, certify that

1. I have reviewed this annual report on Form 10-K of Oppenheimer Holdings Inc.;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter I the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Name: /s/ Elaine K. Roberts
Title: Chief Financial Officer

March 2, 2009

EXHIBIT 32.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350

The undersigned, Albert G. Lowenthal, Chairman and Chief Executive Officer of Oppenheimer Holdings Inc. (the "Company"), hereby certifies that to his knowledge the Annual Report on Form 10-K for the year ended December 31, 2008 of the Company filed with the Securities and Exchange Commission on the date hereof (the "Report") fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company for the period specified.

Signed at the New York, New York, this 2nd day of March 2009.

/s/ Albert G. Lowenthal
Chairman and Chief Executive Officer

EXHIBIT 32.2

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350

The undersigned, Elaine K. Roberts, President and Chief Financial Officer of Oppenheimer Holdings Inc. (the "Company"), hereby certifies that to her knowledge the Annual Report on Form 10-K for the year ended December 31, 2008 of the Company filed with the Securities and Exchange Commission on the date hereof (the "Report") fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company for the period specified.

Signed at the City of Toronto, Ontario, Canada, this 2nd day of March 2009.

/s/ Elaine K. Roberts
President and Chief Financial Officer

OPPENHEIMER

OPPENHEIMER

OPPENHEIMER HOLDINGS INC.

PROPOSED DOMESTICATION — YOUR VOTE IS VERY IMPORTANT

Dear Shareholders:

We are furnishing this management proxy circular to shareholders of Oppenheimer Holdings Inc. in connection with the solicitation of proxies by our management for use at an Annual and Special Meeting of our shareholders. The meeting will be held on May 8, 2009 at 10:00 a.m. (Toronto time), at the Toronto Board of Trade, Rooms A/B/C/D, 100 King Street West, Toronto, Ontario.

The purpose of the meeting is to (i) obtain shareholder approval to change our jurisdiction of incorporation from the federal jurisdiction of Canada to the State of Delaware in the United States of America through the adoption of a certificate of corporate domestication and a new certificate of incorporation, (ii) elect nine directors, (iii) appoint PricewaterhouseCoopers LLP as our auditors and authorize the Board of Directors and Audit Committee to fix the auditors' remuneration, and (iv) receive our 2008 Annual Report.

We believe that our domestication will firmly and unambiguously establish us as a U.S. corporation, which will level the playing field with our principal competitors and assist us in achieving our strategic goals. By domiciling in the United States, we may enhance shareholder value over the long term with greater acceptance in the capital markets and improved marketability of our Class A non-voting shares. In addition, the change of jurisdiction will provide us with tax efficiencies, among other benefits, and potentially make us eligible for U.S. government financial programs. We chose the State of Delaware to be our domicile because the more favorable corporate environment afforded by Delaware will help us compete effectively with other public companies (many of which are incorporated in Delaware) in raising capital and attracting and retaining skilled and experienced personnel.

If we complete the domestication, we will continue our legal existence in Delaware as if we had originally been incorporated under Delaware law. In addition, each outstanding Class A non-voting share and Class B voting share of Oppenheimer Holdings Inc. as a Canadian corporation will then represent one share of Class A Non-Voting Common Stock and Class B Voting Common Stock, as applicable, of Oppenheimer Holdings Inc. as a Delaware corporation. Our Class A non-voting shares are currently traded on the New York Stock Exchange under the symbol "OPY." Following the completion of our domestication, our Class A non-voting shares will continue to be listed as shares of Class A Non-Voting Common Stock on the New York Stock Exchange under the symbol "OPY."

The proposal for domestication is subject to approval by at least two-thirds of the votes cast by the holders of our Class A non-voting shares and Class B voting shares, voting together as a single class, whether in person or by proxy at a meeting if a quorum, or a majority of the total outstanding Class A non-voting shares and Class B voting shares, are present. Dissenting shareholders have the right to be paid the fair value of their shares under Section 190 of the Canada Business Corporations Act. Our Board of Directors has reserved the right to terminate or abandon our domestication at any time prior to its effectiveness, notwithstanding shareholder approval, if it determines for any reason that the consummation of our domestication would be inadvisable or not in our and your best interests. If approved by our shareholders, it is anticipated that the domestication will become effective on or about May 11, 2009 or as soon as practicable after the meeting of our shareholders.

Your existing certificates representing your Oppenheimer Holdings Inc. Class A non-voting shares and Class B voting shares will represent the same number of the same class of shares of our common stock after the domestication without any action on your part. You will not have to exchange any share certificates. We will issue new certificates to you representing shares of capital stock of Oppenheimer Holdings Inc. as a Delaware corporation upon a transfer of the shares by you or at your request.

The accompanying management proxy circular provides a detailed description of our proposed domestication and other information to assist you in considering the proposals on which you are asked to vote. We urge you to review this information carefully and, if you require assistance, to consult with your financial, tax or other professional advisers.

Our Board of Directors unanimously recommends that you vote FOR each of the proposals described in this management proxy circular, including the approval of our domestication.

Your vote is very important. Whether or not you plan to attend the meeting, we ask that you indicate the manner in which you wish your shares to be voted and sign and return your proxy as promptly as possible in the enclosed envelope so that your vote may be recorded. If your shares are registered in your name, you may vote your shares in person if you attend the meeting, even if you send in your proxy.

We appreciate your continued interest in our company.

Very truly yours,

Chairman and Chief Executive Officer

These securities involve a high degree of risk. See "*Risk Factors*" beginning on page 12 of this management proxy circular for a discussion of specified matters that should be considered.

Neither the Securities and Exchange Commission nor any state securities commission, or similar authority in Canada, has approved or disapproved of these securities or determined if the management proxy circular/ prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This management proxy circular/prospectus is dated April 2, 2009 and is first being mailed to shareholders on or about April 3, 2009.

OPPENHEIMER HOLDINGS INC.

P.O. Box 2015, Suite 1110
20 Eglinton Avenue West
Toronto, Ontario, Canada
M4R 1K8

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

To our Shareholders:

NOTICE IS HEREBY GIVEN that an Annual and Special Meeting of Shareholders of OPPENHEIMER HOLDINGS INC. (the "Corporation") will be held at the Toronto Board of Trade, Rooms A/B/C/D, 100 King Street West, Toronto, Ontario on May 8, 2009, at the hour of 10:00 a.m. (Toronto time) for the following purposes:

1. To consider, and if deemed advisable, approve a special resolution authorizing the Corporation to make an application under Section 188 of the Canada Business Corporations Act to change its jurisdiction of incorporation from the federal jurisdiction of Canada to the State of Delaware, United States of America, by way of a domestication under Section 388 of the General Corporation Law of the State of Delaware, and to approve the certificate of incorporation authorized in the special resolution to be effective as of the date of the Corporation's domestication;
2. To elect nine directors;
3. To appoint PricewaterhouseCoopers LLP as auditors of the Corporation and authorize the Board of Directors and the Audit Committee to fix the auditors' remuneration;
4. To receive the 2008 Annual Report, including the Corporation's Consolidated Financial Statements for the year ended December 31, 2008, together with the Auditors' Report thereon; and
5. To transact such other business as is proper at such meeting or any adjournment thereof.

Holders of Class A non-voting shares of the Corporation are entitled to attend and speak at the Annual and Special Meeting of Shareholders. Holders of Class A non-voting shares are entitled to vote with respect to the proposed change of jurisdiction of the Corporation in Delaware (Proposal 1) but not with respect to the other matters referred to above.

Holders of Class A non-voting shares and Class B voting shares who are unable to attend the meeting in person are requested to date, sign and return the enclosed form of proxy for use by holders of Class A non-voting shares or Class B voting shares, as applicable. Reference is made to the accompanying management proxy circular for details of the matters to be acted upon at the meeting and with respect to the respective voting rights of the holders of the Class A non-voting shares and the Class B voting shares.

DATED at Toronto, Ontario this 2nd day of April, 2009.

Secretary

MANAGEMENT PROXY CIRCULAR

TABLE OF CONTENTS

OPPENHEIMER HOLDINGS INC.

MANAGEMENT PROXY CIRCULAR

(All dollar amounts expressed herein are U.S. dollars)

SUMMARY

This summary highlights selected information appearing elsewhere in this management proxy circular, or the Circular, and does not contain all the information that you should consider in making a decision with respect to the proposals described in this Circular. You should read this summary together with the more detailed information, including our financial statements and the related notes incorporated by reference into this Circular from our Annual Report on Form 10-K for the year ended December 31, 2008, and the exhibits attached hereto. You should carefully consider, among other things, the matters discussed in "*Risk Factors*" and "*Management's Discussion and Analysis of Financial Condition and Results of Operations*" which are included in this Circular or are incorporated by reference into this Circular from our Annual Report on Form 10-K for the year ended December 31, 2008. You should read this Circular and the documents incorporated by reference into this Circular in their entirety.

Unless otherwise provided in this Circular, references to the "Corporation," "we," "us," and "our" refer to Oppenheimer Holdings Inc., a Canadian corporation, prior to the change of jurisdiction. References to "Oppenheimer Holdings" refer solely to Oppenheimer Holdings Inc., a Delaware corporation, as of the effective time of the change in jurisdiction.

Oppenheimer Holdings Inc.

The Corporation is a holding company which, through its subsidiaries, is a leading middle-market investment bank and full service investment dealer. Through our operating subsidiaries, we provide a broad range of financial services, including retail securities brokerage, institutional sales and trading, investment banking (both corporate and public finance), research, market-making, and investment advisory and asset management services. We own, directly or through subsidiaries, Oppenheimer & Co., a New York-based securities broker-dealer, Oppenheimer Asset Management, a New York-based investment advisor, Freedom Investments Inc., a discount securities broker-dealer based in New Jersey, Oppenheimer Trust Corporation, a New Jersey limited purpose bank, and Evanston Financial Inc., a Federal Housing Administration approved mortgage corporation based in Pennsylvania. The telephone number and address of our registered office is (416) 322-1515 and P.O. Box 2015, Suite 1110, 20 Eglinton Avenue West, Toronto, Ontario, Canada M4R 1K8.

Set forth below in a question and answer format is general information regarding the Annual and Special Meeting of Shareholders, or the Meeting, to which this Circular relates. This general information regarding the Meeting is followed by a more detailed summary of the process relating to, reasons for and effects of our proposed change in jurisdiction of incorporation (Proposal 1 in the Notice of Meeting), to which we refer in this Circular as the domestication.

Questions and Answers About the Proposals

Q. What is the purpose of the Meeting?

A. The purpose of the Meeting is to vote on the proposal to approve a special resolution authorizing us to make an application to change our jurisdiction of incorporation to Delaware and adopt a certificate of incorporation of Oppenheimer Holdings to be effective as of the date of our domestication, to elect nine directors, to appoint our auditors and authorize the Board of Directors and the Audit Committee to fix the auditors' remuneration, to receive our 2008 Annual Report, and to transact such other business as is proper at the Meeting.

Q. Where will the Meeting be held?

A. The Meeting will be held at the Toronto Board of Trade, Rooms A/B/C/D, 100 King Street West, Toronto, Ontario on May 8, 2009, at the hour of 10:00 a.m. (Toronto time).

Q. Who is soliciting my vote?

A. Our management is soliciting your proxy to vote at the Meeting. This Circular and form of proxies were first mailed to our shareholders on or about April 3, 2009. Your vote is important. We encourage you to vote as soon as possible after carefully reviewing this Circular and all information incorporated by reference into this Circular.

Q. Who is entitled to vote?

A. The record date for the determination of shareholders entitled to receive notice of the Meeting is March 30, 2009. In accordance with the provisions of the Canada Business Corporations Act, or the CBCA, we will prepare a list of the holders of our Class A non-voting shares, or the Class A Shareholders, and the holders of our Class B voting shares, or the Class B Shareholders, as of the record date. Class B Shareholders named in the list will be entitled to vote the Class B voting shares, or the Class B Shares, on all matters to be voted on at the Meeting, and Class A Shareholders named in the list will be entitled to vote the Class A non-voting shares, or the Class A Shares, only to approve the special resolution authorizing the change of jurisdiction and approval of the certificate of incorporation of Oppenheimer Holdings to be effective as of the date of our domestication (Proposal 1 in the Notice of Meeting).

Q. What am I voting on?

A. The Class A Shareholders and the Class B Shareholders are entitled to vote on the following proposal:

(1) A special resolution authorizing us to make an application under Section 188 of the CBCA to change our jurisdiction of incorporation from the federal jurisdiction of Canada to the State of Delaware, United States of America, by way of a domestication under Section 388 of the General Corporation Law of the State of Delaware, or the DGCL, and to approve the certificate of incorporation of Oppenheimer Holdings authorized in the special resolution to be effective as of the date of our domestication.

The Class B Shareholders are also entitled to vote on the following proposals:

(1) The election of J.L. Bitove, R. Crystal, W. Ehrhardt, M.A.M. Keehner, A.G. Lowenthal, K.W. McArthur, A.W. Oughtred, E.K. Roberts and B. Winberg as directors;

(2) The appointment of PricewaterhouseCoopers LLP as our auditors for 2009 and the authorization of our Board of Directors and the Audit Committee to fix the auditors' remuneration; and

(3) Any other business as may be proper to transact at the Meeting.

Q. What are the voting recommendations of the Board of Directors?

A. The Board of Directors recommends the following votes:

- **FOR** the special resolution authorizing us to make an application under Section 188 of the CBCA to change our jurisdiction of incorporation from the federal jurisdiction of Canada to the State of Delaware, United States of America, by way of a domestication under Section 388 of the DGCL, and to approve the certificate of incorporation of Oppenheimer Holdings authorized in the special resolution to be effective as of the date of the our domestication;

- **FOR** the election of the nominated directors; and

- **FOR** the appointment of PricewaterhouseCoopers LLP as our auditors for 2009 and the authorization of our Board of Directors and Audit Committee to fix the auditors' remuneration.

Q. Will any other matters be voted on?

A. The Board of Directors does not intend to present any other matters at the Meeting. The Board of Directors does not know of any other matters that will be brought before our shareholders for a vote at the Meeting. If any other matter is properly brought before the Meeting, your signed proxy card gives authority to A.G. Lowenthal and, failing him, Elaine K. Roberts, as proxies, with full power of substitution, to vote on such matters at their discretion.

Q. How many votes do I have?

A. Class B Shareholders are entitled to one vote for each Class B Share held as of the close of business on the record date. Class A Shareholders, with respect to Proposal 1 only, are entitled to one vote for each Class A Share held as of the close of business on the record date.

Q. What is the difference between holding shares as a shareholder of record and as a beneficial owner?

A. Many shareholders hold their shares through a broker or bank rather than directly in their own names. As summarized below, there are some distinctions between shares held of record and those owned beneficially.

Shareholder of Record — If your shares are registered directly in your name with our transfer agent, you are considered, with respect to those shares, the *shareholder of record,* and these Circular materials are being sent directly to you by us. You may vote the shares registered directly in your name by completing and mailing the proxy card or by written ballot at the Meeting.

Beneficial Owner — If your shares are held in a stock brokerage account or by a bank, you are considered the beneficial owner of shares held in street name, and these Circular materials are being forwarded to you by your bank or broker, which is considered the shareholder of record of these shares. As the beneficial owner, you have the right to direct your bank or broker how to vote and are also invited to attend the Meeting. However, since you are not the shareholder of record, you may not vote these shares in person at the Meeting unless you bring with you a legal proxy from the shareholder of record. Your bank or broker has enclosed a voting instruction card providing directions for how to vote your shares.

Q. How do I vote?

A. If you are a shareholder of record, there are two ways to vote:

- By completing and mailing your proxy card; or
- By written ballot at the Meeting.

If you are a Class A Shareholder and you return your proxy card but you do not indicate your voting preferences, the proxies will vote your shares **FOR** Proposal 1.

If you are a Class B Shareholder and you return your proxy card but you do not indicate your voting preferences, the proxies will vote your shares **FOR** Proposals 1, 2, and 3 and on any other matters that are submitted for shareholder vote at the Meeting.

Class A Shareholders and Class B Shareholders who are not shareholders of record and who wish to file proxies should follow the instructions of their intermediary with respect to the procedure to be followed. Generally, Class A Shareholders and Class B Shareholders who are not shareholders of record will either: (i) be provided with a proxy executed by the intermediary, as the shareholder of record, but otherwise uncompleted and the beneficial owner may complete the proxy and return it directly to our transfer agent; or (ii) be provided with a request for voting instructions by the intermediary, as the shareholder of record, and then the intermediary must send to our transfer agent an executed proxy form completed in accordance with any voting instructions received by it from the beneficial owner and may not vote in the event that no instructions are received.

Q. Can I change my vote or revoke my proxy?

A. A shareholder who has given a proxy has the power to revoke it prior to the commencement of the Meeting by depositing an instrument in writing executed by the shareholder or by the shareholder's attorney authorized in writing either (i) at our registered office at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof or (ii) with the Chairman of the Meeting on the day of the Meeting or any adjournment thereof or in any other manner permitted by law. A shareholder who has given a proxy has the power to revoke it after the commencement of the Meeting as to any matter on which a vote has not been cast under the proxy by delivering written notice of revocation to the Chairman of the Meeting. A shareholder who has given a proxy may also revoke it by signing a form of proxy bearing a later date and returning such proxy to our Secretary at our registered office prior to the commencement of the Meeting.

Q. How are votes counted?

A. We will appoint a Scrutineer at the Meeting. The Scrutineer is typically a representative of our transfer agent. The Scrutineer will collect all proxies and ballots, and tabulate the results.

Q. Who pays for soliciting proxies?

A. We will bear the cost of soliciting proxies from the shareholders. It is planned that the solicitation will be initially by mail, but proxies may also be solicited by our employees. These persons will receive no additional compensation for such services but will be reimbursed for reasonable out-of-pocket expenses. Arrangements will also be made with brokerage houses and other custodians, nominees and fiduciaries for the forwarding of solicitation materials to the beneficial owners of shares held of record by these persons, and we will reimburse them for their reasonable out-of-pocket expenses. The cost of such solicitation, estimated to be approximately $25,000, will be borne by us.

Q. What is the quorum requirement of the Meeting?

A. A quorum for the consideration of Proposal 1 shall be shareholders present in person or by proxy representing not less than a majority of the total outstanding Class A Shares and Class B Shares. A quorum for the consideration of Proposals 2 and 3 shall be Class B Shareholders present in person or by proxy representing not less than a majority of the outstanding Class B Shares.

Q. What are broker non-votes?

A. Broker non-votes occur when holders of record, such as banks and brokers holding shares on behalf of beneficial owners, do not receive voting instructions from the beneficial holders at least ten days before the Meeting. Broker non-votes will not affect the outcome of the matters being voted on at the Meeting, assuming that a quorum is obtained.

Q. What vote is required to approve each proposal?

A. *Proposal No. 1, the domestication* — Our change of jurisdiction from Canada to Delaware requires the affirmative vote, in person or by proxy, of two-thirds of the votes cast by Class A Shareholders and Class B Shareholders, voting together as a class at the Meeting if a quorum, or a majority of the total outstanding Class A Shares and Class B Shares, is present.

Proposal No. 2, election of directors — The election of the directors nominated requires the affirmative vote, in person or by proxy, of a simple majority of the Class B Shares voted at the Meeting if a quorum, or a majority of the Class B Shares, is present.

Proposal No. 3, appointment of auditors — The appointment of the auditors and the authorization of the Board of Directors and the Audit Committee to fix the auditors' remuneration requires the affirmative vote, in person or by proxy, of a simple majority of the Class B Shares voted at the Meeting if a quorum, or a majority of the Class B Shares, is present.

Q. Who can attend the Meeting?

A. All registered shareholders, their duly appointed representatives, our directors and our auditors are entitled to attend the Meeting.

Q. What does it mean if I get more than one proxy card?

A. It means that either you own shares in more than one account or you own Class A Shares and Class B Shares. You should vote the shares on each of your proxy cards.

Q. I own my shares indirectly through my broker, bank, or other nominee, and I receive multiple copies of the annual report, Circular, and other mailings because more than one person in my household is a beneficial owner. How can I change the number of copies of these mailings that are sent to my household?

A. If you and other members of your household are beneficial owners, you may eliminate this duplication of mailings by contacting your broker, bank, or other nominee. Duplicate mailings in most cases are wasteful for us and inconvenient for you, and we encourage you to eliminate them whenever you can. If you have eliminated duplicate mailings, but for any reason would like to resume them, you must contact your broker, bank, or other nominee.

Q. Multiple shareholders live in my household, and together we received only one copy of this Circular and annual report. How can I obtain my own separate copy of those documents for the Annual and Special Meeting?

A. You may pick up copies in person at the Meeting or download them from our Internet web site, www.opco.com (click on the link to the Investor Relations page). If you want copies mailed to you and are a beneficial owner, you must request them from your broker, bank, or other nominee. If you want copies mailed to you and are a shareholder of record, we will mail them promptly if you request them from our corporate office by phone at (416) 322-1515 or by mail to P.O. Box 2015, Suite 1110, 20 Eglinton Avenue West, Toronto, Ontario, Canada M4R 1K8, Attention: E.K. Roberts. We cannot guarantee you will receive mailed copies before the Meeting.

Q. Where can I find the voting results of the Meeting?

A. We are required to file the voting results on the System for Electronic Document Analysis and Retrieval (SEDAR) promptly following the Meeting, and thereafter they can be found on the SEDAR website at www.sedar.com.

Q. Who can help answer my questions?

A. If you have questions about the Meeting or if you need additional copies of the Circular or the enclosed proxy card you should contact:

E.K. Roberts
P.O. Box 2015, Suite 1110
20 Eglinton Avenue West
Toronto, Ontario, Canada M4R 1K8
(416) 322-1515

You may also obtain additional information about us from documents filed with the SEC by following the instructions in the section entitled "*Where You Can Find More Information.*"

The Domestication Proposal

The Board of Directors is proposing to change our jurisdiction of incorporation from the federal jurisdiction of Canada to the State of Delaware through a transaction called a "continuance" under Section 188 of the CBCA, also referred to as a "domestication" under Section 388 of the DGCL. Under the DGCL, a corporation becomes domesticated in Delaware by filing a certificate of corporate domestication and a certificate of incorporation with the Secretary of State of the State of Delaware. The domesticated corporation, which will be called Oppenheimer Holdings Inc., will become subject to the DGCL on the date of its domestication, but will be deemed for the purposes of the DGCL to have commenced its existence in Delaware on the date it originally commenced existence in Canada. The Board of Directors has unanimously approved the domestication, believes it to be in our best interests and in the best interests of our shareholders and unanimously recommends approval of Proposal 1.

Our Board of Directors believes that the domestication will firmly and unambiguously establish us as a U.S. corporation, which will level the playing field with our principal competitors, most of whom are U.S. corporations, and enhance our ability to achieve our strategic goals. Our Board of Directors also believes that by domiciling in the United States we may enhance shareholder value over the long term with greater acceptance of us in the capital markets and improved marketability of our Class A Shares. In addition, the domestication will provide us with a more efficient structure for tax purposes and potentially allow us to become eligible for U.S. federal programs such as the Capital Purchase Program announced by the U.S. Treasury under its Troubled Asset Relief Program. Our Board of Directors chose the State of Delaware to be our domicile because it believes the more favorable corporate environment afforded by Delaware will help us compete more effectively with other public companies, many of which are incorporated in Delaware, in raising capital and in attracting and retaining skilled, experienced personnel.

The domestication will change the governing law that applies to our shareholders from the federal jurisdiction of Canada to the State of Delaware. There are material differences between the CBCA and the DGCL. Our shareholders may have more or fewer rights under Delaware law depending on the specific set of circumstances.

We plan to complete the proposed domestication as soon as possible following approval by our shareholders. The domestication will be effective on the date set forth in the certificate of corporate domestication and certificate of incorporation, as filed with the Secretary of State of the State of Delaware. Thereafter, Oppenheimer Holdings will be subject to the certificate of incorporation filed in Delaware. We will be discontinued in Canada as of the date shown on the certificate of discontinuance issued by the Director appointed under the CBCA, which is expected to be the same date as the date of the filing of the certificate of corporate domestication and certificate of incorporation in Delaware. However, the Board of Directors may decide to delay the domestication or not to proceed with the domestication after receiving approval from our shareholders if it determines that the transaction is no longer advisable. The Board of Directors has not considered any alternative action if the domestication is not approved or if it decides to abandon the transaction.

The domestication will not interrupt our corporate existence, our operations or the trading market of our Class A Shares. Each outstanding Class A Share and Class B Share at the time of the domestication will remain issued and outstanding as a share of Class A Non-Voting Common Stock or Class B Voting Common Stock, as applicable, of Oppenheimer Holdings after our corporate existence is continued from Canada under the CBCA and domesticated in Delaware under the DGCL. Following the completion of the domestication, Oppenheimer Holdings' Class A Non-Voting Common Stock will continue to be listed on the New York Stock Exchange, or NYSE, under the symbol "OPY."

Regulatory and Other Approvals

The continuance is subject to the authorization of the Director appointed under the CBCA. The Director is empowered to authorize the continuance if, among other things, he is satisfied that the continuance will not adversely affect our creditors or shareholders.

Tax Consequences of the Domestication

U.S. Federal Income Tax Consequences.

We believe that the change in our jurisdiction of incorporation will constitute a tax-free reorganization within the meaning of Section 368(a) of the United States Internal Revenue Code and generally neither we nor Oppenheimer Holdings should recognize any gain or loss for U.S. federal income tax purposes as a result of the domestication, other than as described later herein in "*United States Federal Income Tax Consequences*". If, for any reason, we determine that the domestication would not qualify as a tax-free reorganization, we will abandon the domestication. For U.S. shareholders, the domestication also would generally be tax-free, however, Internal Revenue Code Section 367 has the effect of potentially imposing income tax on such holders in connection with such transactions. Pursuant to the Treasury Regulations under Internal Revenue Code Section 367, any U.S. holder that owns, directly or through attribution, 10% or more of the combined voting power of all classes of our stock (which we refer to as a 10% shareholder) will have to recognize a deemed dividend on the domestication equal to the "all earnings and profits amount," within the meaning of Treasury Regulation Section 1.367(b)-2, attributable to such holder's shares in the Corporation. Any U.S. shareholder that is not a 10% shareholder and whose shares have a fair market value of less than $50,000 on the date of the domestication, will recognize no gain or loss as a result of the domestication. A U.S. shareholder that is not a 10% shareholder but whose shares have a fair market value of at least $50,000 on the date of the domestication must generally recognize gain (but not loss) on the domestication equal to the difference between the fair market value of the Oppenheimer Holdings stock received at the time of the domestication over the shareholder's tax basis in our shares. Such a shareholder, however, instead of recognizing gain, may elect to include in income as a deemed dividend the "all earnings and profits amount" attributable to his shares in the Corporation which we refer to as a "Deemed Dividend Election." Based on all available information, we believe that no U.S. shareholder of the Corporation should have a positive "all earnings and profits amount" attributable to such shareholder's shares in the Corporation, and that we are not a "passive foreign investment company" as that term is defined in the Internal Revenue Code of 1986, as amended, or the Code, and accordingly no U.S. shareholder should be subject to tax on the domestication. Our belief with respect to the "all earnings and profits amount" results from detailed calculations performed by a nationally recognized accounting firm based on information provided to them by us. Our earnings and profits for this purpose were calculated in conformity with the relevant provisions of the Code and the Treasury Proposed and Final Regulations in force as of the date of this circular, the current administrative rulings and practices of the Internal Revenue Service, or the IRS and judicial decisions as they relate to those statutes and regulations. We do not have all historical financial information since our incorporation in 1933 although we have reviewed financial information dating back to 1945. It is possible, although we believe highly unlikely, that we recognized earnings and profits in taxable years for which we do not have complete information. The amount of any such earnings and profits would negatively impact our calculations. However, based on the substantial financial information we have since 1945, our limited activity at the holding company level and the size of our existing earnings and profits deficit, we do not believe that a U.S. shareholder should have a positive "all earnings and profits" amount attributable to such shareholder's shares in the Corporation. As a result, we believe that no U.S. shareholder should be required to include any such amount in income as a result of the domestication. However , no assurance can be given that the IRS will agree with us. If it does not, a U.S. shareholder may be subject to adverse U.S. federal income tax consequences. A U.S. shareholder's tax basis in the shares of Oppenheimer Holdings received in the exchange will be equal to such shareholder's tax basis in the shares of the Corporation, increased by the amount of gain (if any) recognized in connection with the domestication or the amount of the "all earnings and profits amount" included in income by such U.S. shareholder. A U.S. shareholder's holding period in the shares of Oppenheimer Holdings should include the period of time during which such shareholder held his shares in the Corporation, provided that the shares of the Corporation were held as capital assets.

Canadian Federal Income Tax Consequences.

Under the Income Tax Act (Canada), or the ITA, the change in our jurisdiction from Canada to the United States will cause our tax year to end immediately before the continuance. Furthermore, we will be deemed to have disposed of all of our property immediately before the continuance for proceeds of disposition equal to the fair market value of the property at that time. We will be subject to a separate corporate emigration tax imposed equal to the amount by which the fair market value of all of our property immediately before the continuance exceeds the aggregate of our liabilities at that time (other than dividends payable and taxes payable in connection with this emigration tax) and the amount of paid-up capital on all of our issued and outstanding shares. With the assistance of professional advisors, we have reviewed our assets, liabilities, paid-up capital and other tax balances and assuming that the market price of our Class A Shares does not exceed $13.50 per share and that the exchange rate of the Canadian dollar to the U.S. dollar is CDN $1.00 equals $0.80, it is anticipated that Canadian income taxation arising on the continuance would not exceed $4.0 million.

Our shareholders who remain holding the shares after the continuance, will not be considered to have disposed of their shares by reason only of the continuance. Accordingly, the continuance will not cause Canadian resident shareholders to realize a capital gain or loss on their shares and there will be no effect on the adjusted cost base of their shares.

The foregoing is a brief summary of the principal income tax considerations only and is qualified in its entirety by the more detailed description of income tax considerations in the "*United States and Canadian Income Tax Considerations*" of this Circular, which shareholders are urged to read. This summary does not discuss all aspects United States and Canadian tax consequences that may apply in connection with the domestication. Shareholders should consult their own tax advisors as to the tax consequences of the domestication applicable to them. In addition, please note that other tax consequences may arise under applicable law in other countries.

Accounting Treatment of the Domestication

Our domestication as a Delaware corporation represents a transaction between entities under common control. Assets and liabilities transferred between entities under common control are accounted for at carrying value. Accordingly, the assets and liabilities of Oppenheimer Holdings will be reflected at their carrying value to us. Any of our shares that we acquire from dissenting shareholders will be treated as an acquisition of treasury stock at the amount paid for the shares.

Dissent Rights of Shareholders

If you wish to dissent and do so in compliance with Section 190 of the CBCA, and we proceed with the continuance, you will be entitled to be paid the fair value of the shares you hold. Fair value is determined as of the close of business on the day before the continuance is approved by our shareholders. If you wish to dissent, you must send written objection to the continuance to us at or before the Meeting. If you vote in favor of the continuance, you in effect lose your rights to dissent. If you withhold your vote or vote against the continuance, you preserve your dissent rights to the extent you comply with Section 190 of the CBCA. However, it is not sufficient to vote against the continuance or to withhold your vote. You must also provide a separate dissent notice at or before the Meeting. If you grant a proxy and intend to dissent, the proxy must instruct the proxy holder to vote against the continuance in order to prevent the proxy holder from voting such shares in favor of the continuance and thereby voiding your right to dissent. Under the CBCA, you have no right of partial dissent. Accordingly, you may only dissent as to all your shares. Section 190 of the CBCA is reprinted in its entirety as Exhibit E to this Circular.

Comparison of Shareholder Rights

Upon completion of the domestication, our shareholders will be holders of capital stock of Oppenheimer Holdings, a Delaware corporation, and their rights will be governed by the DGCL as well as Oppenheimer Holdings' certificate of incorporation and by-laws. Shareholders should be aware that the rights they currently have under the CBCA may, with respect to certain matters, be different under the DGCL. For example, under the CBCA, a company has the authority to issue an unlimited number of shares whereas, under the DGCL, a Delaware corporation may only issue the number of shares that is authorized by its certificate of incorporation and shareholder approval must be obtained to amend the certificate of incorporation to authorize the issuance of additional shares. In addition, under the CBCA, one shareholder may constitute a quorum for purposes of a shareholders' meeting whereas, under Delaware law, a quorum may consist of no less than one-third of the total voting power of the stockholders. On the other hand, under the CBCA, shareholders are entitled to appraisal rights for a number of extraordinary corporate actions, including an amalgamation with another unrelated corporation, some amendments to a corporation's articles of incorporation and the sale of all or substantially all of a corporation's assets, whereas under the DGCL, stockholders are only entitled to appraisal rights for certain mergers or consolidations and not for any other extraordinary corporate events. In addition, under the CBCA, shareholders owning at least 5% of our outstanding voting shares have the right to require the Board of Directors to call a special meeting of shareholders whereas, under the DGCL, stockholders have no right to require the board to call a special meeting. We refer you to the section entitled "*The Domestication — Comparison of Shareholder Rights*" for a more detailed description of the material differences between the rights of Canadian shareholders and Delaware stockholders.

SELECTED FINANCIAL DATA

The table below presents our selected historical consolidated financial data as of and for each of the five years ended December 31, 2008, 2007, 2006, 2005 and 2004. The selected historical consolidated financial data as of and for the five years ended December 31, 2008 is derived from our audited consolidated financial statements, which have been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm and are incorporated by reference into this Circular from our Annual Report on Form 10-K for the year ended December 31, 2008.

The selected historical consolidated financial data set forth below should be read in conjunction with "*Management's Discussion and Analysis of Financial Condition and Results of Operations*" and our consolidated financial statements and related notes incorporated by reference into this Circular from our Annual Report on Form 10-K for the year ended December 31, 2008. Our financial statements included in and incorporated by reference into this Circular have been prepared in accordance with U.S. GAAP. Amounts are expressed in thousands of dollars, except share and per share amounts.

	Year Ended December 31,				
	2008	2007	2006	2005	2004
Revenue	$ 920,070	$ 914,397	$ 800,823	$ 679,746	$ 655,140
Net profit (loss)	$ (20,770)	$ 75,367	$ 44,577	$ 22,916	$ 21,077
Net profit (loss) per share[(1)]					
— basic	$ (1.57)	$ 5.70	$ 3.50	$ 1.76	$ 1.58
— diluted	$ (1.57)	$ 5.57	$ 2.76	$ 1.36	$ 1.24
Total assets	$ 1,529,584	$ 2,138,241	$ 2,160,090	$ 2,184,467	$ 1,806,199
Total liabilities	$ 1,103,858	$ 1,694,261	$ 1,801,049	$ 1,876,344	$ 1,499,316
Cash dividends per Class A Share and Class B Share	$ 0.44	$ 0.42	$ 0.40	$ 0.36	$ 0.36
Shareholders' equity	$ 425,726	$ 443,980	$ 359,041	$ 308,123	$ 306,883
Book value per share[(1)]	$ 32.75	$ 33.22	$ 27.76	$ 24.46	$ 22.91
Number of shares of capital stock outstanding	12,999,145	13,366,276	12,934,362	12,595,821	13,396,556

(1) The Class A Shares and Class B Shares are combined because they are of equal rank for purposes of dividends and in the event of a distribution of assets upon liquidation, dissolution or winding up.

RISK FACTORS

You should carefully consider the risks and uncertainties described below, together with all of the other information and risks included in, or incorporated by reference into, this Circular, including our consolidated financial statements and the related notes thereto incorporated by reference into this Circular from our Annual Report on Form 10-K for the year ended December 31, 2008, before making a decision whether to vote for the proposals described in this Circular. The following risk factors and other information in this Circular contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. This summary does not discuss all aspects of U.S. or Canadian tax consequences that may apply in connection with the domestication. In addition, please note that other tax consequences may arise under applicable law in other countries. If any of the following events or developments described below actually occur, the business, financial condition or operating results of Oppenheimer Holdings could be materially harmed. This could cause the trading price of the Class A Non-Voting Common Stock of Oppenheimer Holdings to decline, and you may lose all or part of your investment.

Risks Relating to the Domestication

The amount of corporate tax payable by us will be affected by the value of our property on the date of the domestication.

For Canadian tax purposes, on the date of the domestication we will be deemed to have a year end and will also be deemed to have sold all of our property and received the fair market value for those properties. We do not expect that we will be subject to any Canadian taxation on this deemed disposition because of the availability of an election that can be made pursuant to subsection 93(1) of the ITA, as better described below under the heading "*Proposal 1 — The Domestication — Canadian Tax Considerations*". We will be subject to an additional corporate emigration tax equal to 5% of the amount by which the fair market value of our property, net of liabilities, exceeds the paid-up capital of our issued and outstanding shares. We have completed certain calculations of our tax accounts with the assistance of professional advisors, and assuming the fair market value of our property reflects the market price of our stock, a stock price of $13.50 per Class A Share and that the exchange rate of the Canadian dollar to the U.S. dollar is CDN $1.00 equals $0.80, we have estimated that this corporate emigration tax would not exceed $4.0 million. The amount of such corporate emigration tax will be increased (or reduced) by any increase (or decrease) in the value of our stock price, and it is possible that the Canadian federal tax authorities may not accept our valuations or calculations of our tax accounts, which may result in additional taxes payable as a result of the domestication. As is customary, when a Canadian federal tax liability depends largely on factual matters, we have not applied to the Canadian federal tax authorities for a ruling on this matter and do not intend to do so.

We are of the view that, for the foreseeable future, our principal undertaking will be carrying on a financial services business rather than an investment business for purposes of the proposed "foreign investment entity" tax rules under the ITA. As such, we should not qualify as a foreign investment entity, and Canadian resident shareholders should not be adversely affected by the proposed tax rules applicable to a foreign investment entity. However, the determination of whether or not we are a foreign investment entity must be made on an annual basis at the end of each taxation year.

If the IRS does not agree with the our calculation of the "all earnings and profits amount" attributable to a shareholder's shares in the Corporation, Oppenheimer Holdings' stockholders may owe income taxes as a result of the domestication.

We believe that the domestication will qualify as a tax-free reorganization for U.S. federal income tax purposes and that based upon a review of our earnings and profits, no U.S. shareholder should be subject to U.S. federal income tax as a result of the domestication. Based on a review of information available to us, we believe that Oppenheimer Holdings Inc. has a deficit in "earnings and profits." As a result, no U.S. shareholder should have a positive "all earnings and profits amount" attributable to such shareholder's shares of the Corporation, and therefore no U.S. shareholder should be required to include any such amount in income as a result of the domestication. We did not have all historical financial information since our incorporation in 1933 available when calculating our earnings and profits, although we have reviewed financial information dating back to 1945. It is possible, although we believe highly unlikely, that we recognized earnings and profits in taxable years for which we do not have complete information. The amount of any such earnings and profits would negatively impact our calculations. However, based on the substantial amount of historical financial information we have since 1945, our limited activity at the holding company level and the size of our existing earnings and profits deficit, we do not believe that a U.S. shareholder should have a positive "all earnings and profits" amount attributable to such shareholder's shares in the Corporation. However, if the IRS does not agree with our calculation of the "all earnings and profits amount", a shareholder may be subject to adverse U.S. federal income tax consequences on the domestication. Any U.S. shareholder who owns, directly or indirectly, 10% or more of the combined voting power of all classes of our common stock at the time of the domestication will have to recognize income, categorized as dividend income for U.S. federal income tax purposes, equal to the "all earnings and profits amount," within the meaning of Treasury Regulation Section 1.367(b)-2, allocable to such U.S. shareholder's shares in the Corporation. Any U.S. shareholder who owns less than 10% of the combined voting power of all classes of our common shares and whose shares have a fair market value of $50,000 or more on the date of the domestication will, assuming the deemed dividend election is made by such U.S. shareholder, have income in an amount equal to the lesser of the gain, if any, on the domestication or "all earnings and profits amount" attributable to his shares in Oppenheimer Holdings Inc. U.S. shareholders who own less than 10% of the combined voting power of all classes of our common shares and whose shares have a fair market value below $50,000 are not subject to tax on the domestication. For additional information on the U.S. federal income tax consequences of the domestication, see "*United States Federal Income Tax Consequences*".

The rights of our shareholders under Canadian law will differ from their rights under Delaware law, which will, in some cases, provide less protection to shareholders following the domestication.

Upon consummation of the domestication, our shareholders will become stockholders of a Delaware corporation. There are material differences between the CBCA and the DGCL and our current and proposed charter and by-laws. For example, under Canadian law, many significant corporate actions such as amending a corporation's articles of incorporation or consummating a merger require the approval of at least two-thirds of the votes cast by shareholders, whereas under Delaware law, all that is required is a simple majority of the total voting power of all of those entitled to vote on the matter. Furthermore, shareholders under Canadian law are entitled to appraisal rights under a number of extraordinary corporate actions, including an amalgamation with another unrelated corporation, certain amendments to a corporation's articles of incorporation or the sale of all or substantially all of a corporation's assets, whereas under Delaware law, stockholders are only entitled to appraisal rights for certain mergers or consolidations. As shown by the examples above, if the domestication is approved, our shareholders, in certain circumstances, may be afforded less protection under the DGCL than they had under the CBCA. See "*Proposal 1 — The Domestication — Comparison of Shareholder Rights.*"

The proposed domestication will result in additional direct and indirect costs whether or not completed.

The domestication will result in additional direct costs. We will incur attorneys' fees, accountants' fees, filing fees, mailing expenses and financial printing expenses in connection with the domestication. The domestication may also result in certain indirect costs by diverting the attention of our management and employees from the day-to-day management of the business, which may result in increased administrative costs and expenses.

FORWARD-LOOKING STATEMENTS

From time to time, we may publish "forward looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. We generally identify forward-looking statements with the words "plan," "expect," "anticipate," "estimate," "may," "will," "should" and similar expressions. We base these forward-looking statements on our current expectations and projections about future events.

We caution readers that a variety of factors could cause our actual results to differ materially from those discussed in, or implied by, these forward-looking statements. These risks and uncertainties, many of which are beyond our control, include, but are not limited to: (i) transaction volume in the securities markets, (ii) the volatility of the securities markets, (iii) fluctuations in interest rates, (iv) changes in regulatory requirements which could affect the cost and method of doing business, (v) fluctuations in currency rates, (vi) general economic conditions, both domestic and international, (vii) changes in the rate of inflation and the related impact on the securities markets, (viii) competition from existing financial institutions and other participants in the securities markets, (ix) legal developments affecting the litigation experience of the securities industry and us, including developments arising from the failure of the Auction Rate Securities markets, (x) changes in federal and state tax laws which could affect the popularity of products we sell, (xi) the effectiveness of efforts to reduce costs and eliminate overlap, (xii) war and nuclear confrontation, (xiii) our ability to achieve our business plan, (xiv) corporate governance issues, (xv) the impact of the credit crisis on business operations, (xvi) the effect of bailout and related legislation, (xvii) the consolidation of the banking and financial services industry, (xviii) the effects of the economy on our ability to find and maintain financing options and liquidity, (xix) credit, operations, legal and regulatory risks, and (xx) risks related to foreign operations. Many factors could cause our actual results, performance or achievements to be materially different from any results, performance or achievements that may be expressed or implied by such forward-looking statements including those which are discussed under the heading "*Risk Factors*" included elsewhere herein and incorporated by reference into this Circular from Item 1A of our Annual Report on Form 10-K for the year ended December 31, 2008. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described in or incorporated by reference into this Circular as intended, planned, anticipated, believed, estimated or expected. We do not intend, and do not assume, any obligation to update these forward-looking statements.

THE MEETING

Solicitation of Proxies

This Circular is forwarded to our Class A Shareholders and Class B Shareholders in connection with the solicitation of proxies by our management from the Class A Shareholders and Class B Shareholders for use at our Annual and Special Meeting of Shareholders to be held on May 8, 2009, at the hour of 10:00 a.m. (Toronto time) at the Toronto Board of Trade, Rooms A/B/C/D, 100 King Street West, Toronto, Ontario and at any adjournments thereof for the purposes set forth in the Notice of Meeting, which accompanies this Circular. This Circular is dated April 2, 2009 and is first being mailed to shareholders on or about April 3, 2009.

The record date for the determination of shareholders entitled to receive notice of the Meeting is March 30, 2009. In accordance with the provisions of the CBCA, we will prepare a list of the Class A Shareholders and Class B Shareholders as of the record date. Class B Shareholders named in the list will be entitled to vote the Class B Shares on all matters to be voted on at the Meeting, and the Class A Shareholders named in the list will only be entitled to vote the Class A Shares to approve the special resolution for the domestication and the certificate of incorporation of Oppenheimer Holdings (Proposal 1 in the Notice of Meeting).

It is planned that the solicitation will be initially by mail, but proxies may also be solicited by our employees. The cost of such solicitation, estimated to be approximately $25,000, will be borne by us.

No person is authorized to give any information or to make any representations other than those contained in this Circular and, if given or made, such information or representations should not be relied upon as having been authorized by us. The delivery of this Circular shall not, under any circumstances, create an implication that there has not been any change in the information set forth or incorporated by reference herein since the date of this Circular. Except as otherwise stated, the information contained in this Circular is given as of April 2, 2009.

We have distributed copies of our Annual Report for the year ended December 31, 2008, the Notice of Meeting, this Circular, and forms of proxy for use by the Class A Shareholders and Class B Shareholders to intermediaries such as clearing agencies, securities dealers, banks and trust companies or their nominees for distribution to our non-registered shareholders whose shares are held by or in the custody of such intermediaries. Intermediaries are required to forward these documents to non-registered Class A Shareholders and Class B Shareholders. The solicitation of proxies from non-registered Class A Shareholders and Class B Shareholders will be carried out by the intermediaries, or by us if the names and addresses of Class A Shareholders and Class B Shareholders are provided by the intermediaries. Non-registered Class A Shareholders and Class B Shareholders who wish to file proxies should follow the instructions of their intermediary with respect to the procedure to be followed. Generally, non-registered Class A Shareholders and Class B Shareholders will either: (i) be provided with a proxy executed by the intermediary, as the registered shareholder, but otherwise uncompleted and the non-registered holder may complete the proxy and return it directly to our transfer agent; or (ii) be provided with a request for voting instructions by the intermediary, as the registered shareholder, and then the intermediary must send to our transfer agent an executed proxy form completed in accordance with any voting instructions received by it from the non-registered holder and may not vote in the event that no instructions are received.

Class A Shares and Class B Shares

We have authorized and issued Class A Shares and Class B Shares which are equal in all respects except that the holders of Class A Shares, as such, are not entitled to vote at meetings of our shareholders except as entitled to vote by law, pursuant to our Articles of Continuance or as may be required by regulatory authorities. Class A Shareholders are not entitled to vote the Class A Shares owned or controlled by them on the matters identified in the Notice of Meeting to be voted on, except for the proposal to approve the special resolution for our change of jurisdiction and approval of the certificate of incorporation for Oppenheimer Holdings (Proposal 1 in the Notice of Meeting).

Generally, Class A Shareholders are afforded the opportunity to receive notices of all meetings of shareholders and to attend and speak at such meetings. Class A Shareholders are also afforded the opportunity to receive all informational documentation sent to the Class B Shareholders.

Class B Shareholders are entitled to one vote at all meetings of shareholders for each Class B Share held as of the record date for the meeting, except meetings at which only the holders of a specified class of shares other than the Class B Shares are entitled to vote.

Under the CBCA, in order to approve the change of jurisdiction, we require affirmative votes, whether in person or by proxy, from at least two-thirds of the votes cast by the holders of Class A Shares and Class B Shares, voting together as a single class at the Meeting if a quorum, or a majority of the total outstanding Class A Shares and Class B Shares, is present.

In the event of either a "take-over bid" or an "issuer bid" (as those terms are defined in the Securities Act of Ontario) being made for the Class B Shares and no corresponding offer being made to purchase Class A Shares, the Class A Shareholders would have no right under our articles or under any applicable statute to require that a similar offer be made to them to purchase their Class A Shares.

Appointment and Revocation of Proxies

Albert G. Lowenthal and, failing him, Elaine K. Roberts, or the Management Nominees, has been appointed by the Board of Directors to serve as the proxy for the shareholders at the Meeting.

Shareholders have the right to appoint persons, other than the Management Nominees, who need not be shareholders, to represent them at the Meeting. To exercise this right, the shareholder may insert the name of the desired person in the blank space provided in the form of proxy accompanying this Circular or may submit another form of proxy.

Proxies must be deposited with our transfer agent, CIBC Mellon Trust Company, at its address P.O. Box 7010, Adelaide Street Postal Station, Toronto, Ontario, Canada M5C 2W9, no later than 48 hours prior to the commencement of the Meeting in order for the proxies to be used at the Meeting. If you do not deposit your proxy with the transfer agent at least 48 hours prior to the commencement of the Meeting, your proxy will not be used.

Class A Shares represented by properly executed proxies will be voted by the Management Nominees on any ballot that may be called for, unless the shareholder has directed otherwise, for the proposal to approve the special resolution authorizing the change of jurisdiction and approval of the certificate of incorporation of Oppenheimer Holdings (Proposal 1 in the Notice of Meeting).

Class B Shares represented by properly executed proxies will be voted by the Management Nominees on any ballot that may be called for, unless the shareholder has directed otherwise, (i) for the proposal to approve the special resolution authorizing the change of jurisdiction and the approval of the certificate of incorporation of Oppenheimer Holdings (Proposal 1 in the Notice of Meeting), (ii) for the election of the nominated Directors (Proposal 2 in the Notice of Meeting), and (iii) for the appointment of auditors and authorizing the Board of Directors and the Audit Committee to fix the remuneration of the auditors (Proposal 3 in the Notice of Meeting).

Each form of proxy confers discretionary authority with respect to amendments or variations to matters identified in the Notice of Meeting to which the proxy relates and other matters which may properly come before the Meeting. Management knows of no matters to come before the Meeting other than the matters referred to in the Notice of Meeting. However, if matters which are not known to management should properly come before the Meeting, the proxies will be voted on such matters in accordance with the best judgment of the person or persons voting the proxies.

A shareholder who has given a proxy has the power to revoke it prior to the commencement of the Meeting by depositing an instrument in writing executed by the shareholder or by the shareholder's attorney either at our registered office at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or with the Chairman of the Meeting on the day of the Meeting or any adjournment thereof or in any other manner permitted by law. A shareholder who has given a proxy has the power to revoke it after the commencement of the Meeting as to any matter on which a vote has not been cast under the proxy by delivering written notice of revocation to the Chairman of the Meeting.

A shareholder who has given a proxy may also revoke it by signing a form of proxy bearing a later date and returning such proxy to our Secretary at our registered office prior to the commencement of the Meeting.

Abstentions and broker non-votes will have no effect with respect to the matters to be acted upon at the Meeting.

PROPOSALS TO BE ACTED UPON

1. THE DOMESTICATION

The Board of Directors recommends that the shareholders approve a special resolution authorizing us to make an application for a continuance under Section 188 of the CBCA to change our jurisdiction of incorporation from the federal jurisdiction of Canada to the State of Delaware, United States of America, by way of a domestication under Section 388 of the DGCL, and to approve the certificate of incorporation authorized in the special resolution to be effective as of the date of our domestication. Under the CBCA, in order to approve the continuance, the special resolution requires affirmative votes, in person or by proxy, from at least two-thirds of all the votes cast by the Class A Shareholders and the Class B Shareholders voting together as a single class at the Meeting if a quorum, or a majority of the total outstanding Class A Shares and Class B Shares is present.

The Board of Directors recommends that the shareholders vote FOR the approval of the special resolution authorizing us to change our jurisdiction of incorporation to Delaware and to approve the certificate of incorporation of Oppenheimer Holdings.

2. ELECTION OF DIRECTORS

Our Articles of Continuance provide that our Board of Directors consists of no less than five and no more than fifteen directors to be elected annually. The term of office for each director is from the date of the meeting at which the director is elected until the close of the next annual meeting of shareholders or until his or her successor is duly elected or appointed, unless his or her office is earlier vacated in accordance with our by-laws.

The Nominating and Corporate Governance Committee has recommended, and the directors have determined, that nine directors are to be elected at the Meeting. Management does not contemplate that any of the nominees named below will be unable to serve as a director, but, if such an event should occur for any reason prior to the Meeting, the Management Nominees reserve the right to vote for another nominee or nominees in their discretion. The Board of Directors, upon the recommendation of the Nominating and Corporate Governance Committee, recommends the following nominees for election as directors, in accordance with the Nominating and Corporate Governance Committee Charter (available at www.opco.com): J.L. Bitove, R. Crystal, W. Ehrhardt, M.A.M. Keehner, A.G. Lowenthal, K.W. McArthur, A.W. Oughtred, E.K. Roberts and B. Winberg. The Nominating and Corporate Governance Committee has reported that it is satisfied that each of the nominees is fully able and fully committed to serve the best interests of our shareholders. The election of the directors nominated requires the affirmative vote of a simple majority of the Class B Shares voted at the meeting. Information regarding each of the director nominees and our executive officers can be found in "*Management — Director Nominees and Executive Officers.*"

The Board of Directors recommends that the Class B Shareholders vote FOR the election of J.L. Bitove, R. Crystal, W. Ehrhardt, M.A.M. Keehner, A.G. Lowenthal, K.W. McArthur, A.W. Oughtred, E.K. Roberts and B. Winberg as directors.

3. APPOINTMENT OF AUDITORS

The Audit Committee has nominated PricewaterhouseCoopers LLP for reappointment as our auditors for the 2009 fiscal year. The appointment of the auditors and the authorization of the Board of Directors and the Audit Committee to fix the auditors' remuneration requires the affirmative vote of a simple majority of the Class B Shares voted at the Meeting.

The Board of Directors recommends that the Class B Shareholders vote FOR the appointment of PricewaterhouseCoopers LLP as our auditors.

In addition, our consolidated financial statements and "*Management's Discussion and Analysis of Financial Condition and Results of Operations*" for the year ended December 31, 2008 are included in the Annual Report on Form 10-K, which has been mailed to our shareholders with the Circular. These consolidated financial statements are also available on our website at www.opco.com and regulatory websites at www.sedar.com (for SEDAR filings) or www.sec.gov (for EDGAR filings).

PROPOSAL NO. 1 — THE DOMESTICATION

General

The Board of Directors is proposing to change our jurisdiction of incorporation from the federal jurisdiction of Canada to the State of Delaware through a transaction called a "continuance" under Section 188 of the CBCA, also referred to as a "domestication" under Section 388 of the DGCL, and approve a new certificate of incorporation to be effective on the date of the domestication. We will become subject to the DGCL on the date of our domestication, but will be deemed for the purposes of the DGCL to have commenced our existence in Delaware on the date we originally commenced our existence in Canada. Under the DGCL, a corporation becomes domesticated in Delaware by filing a certificate of corporate domestication and a certificate of incorporation for the corporation being domesticated. The Board of Directors has unanimously approved our domestication and the related certificate of incorporation of Oppenheimer Holdings, believes it to be in our best interests and in the best interests of our shareholders, and unanimously recommends approval of the domestication and the approval of the certificate of incorporation of Oppenheimer Holdings to our shareholders.

The domestication will be effective on the date set forth in the certificate of corporate domestication and the certificate of incorporation, as filed with the office of the Secretary of State of the State of Delaware. Thereafter, we will be subject to the certificate of incorporation filed in Delaware, a copy of which is attached to this Circular as Exhibit C. We will be discontinued in Canada as of the date shown on the certificate of discontinuance issued by the Director appointed under the CBCA, which we expect to be the date of domestication in Delaware. The Class A Shares will continue to be listed on the NYSE under the trading symbol "OPY" and we will continue to be subject to the rules and regulations of the NYSE and the obligations imposed by each securities regulatory authority in the United States, including the SEC. We will continue to file periodic reports with the SEC pursuant to the Securities Exchange Act of 1934, as amended, or the Exchange Act. Upon our domestication, our Board of Directors intends to adopt by-laws, copies of which are attached to this Circular as Exhibit D. A copy of Section 190 of the CBCA addressing dissenters' rights in connection with the continuance is attached to this Circular as Exhibit E.

The domestication will not interrupt our corporate existence or operations, or the trading market of the Class A Shares. Each outstanding Class A Share and Class B Share at the time of the domestication will remain issued and outstanding as a share of Class A Non-Voting Common Stock or Class B Voting Common Stock, as applicable, of Oppenheimer Holdings after our corporate existence is continued from Canada under the CBCA and domesticated in Delaware under the DGCL. Following the completion of our domestication, the Class A Shares will continue to be listed on the NYSE under the trading symbol "OPY."

Principal Reasons for the Domestication

Our Board of Directors has determined that the domestication will result in an overall simplification of our corporate structure which is in our best interests and the best interests of our shareholders. The Board of Directors believes that the achievement of our strategic goals would be enhanced by our clear and unambiguous identification as a U.S. corporation.

All of our significant operating businesses are located in, and our operating businesses have been headquartered for over 25 years in the United States. We have voluntarily reported under the Exchange Act for approximately 20 years. Most of our shareholders reside in the United States and our Class A Shares are listed exclusively on the NYSE. Despite this connection with the United States, we believe we are not uniformly perceived by investors, customers, lenders, employees or potential strategic partners as a U.S. company. Our Board of Directors believes that the absence of a clear U.S. identity may prevent us from maximizing the opportunities and relationships with investors, existing and potential customers, lenders and potential partners, many of whom prefer to engage in business with a U.S. entity. By changing our jurisdiction of incorporation from Canada to Delaware, and also changing our corporate headquarters from Toronto to New York, we will firmly and unambiguously establish ourselves as a U.S. corporation. This will level the playing field with our principal competitors, most of whom are U.S. corporations.

The Board of Directors also believes that by domiciling in the United States we may enhance shareholder value over the long term with greater acceptance of us in the capital markets and improved marketability of our Class A Shares. The Class A Shares are not presently covered by securities analysts either in Canada or the United States. We believe that one reason for this lack of coverage is that our business resides in the United States but our corporate parent does not. We believe there is a greater likelihood of such coverage if we move our domicile to the United States.

In addition to the foregoing, the Board of Directors believes that being domiciled in the United States should increase our flexibility to enter into certain types of mergers, acquisitions and business combination transactions with other U.S. corporations which, if we remain a Canadian corporation, could be more difficult to accomplish due to adverse tax consequences.

Recent events in the credit markets of the United States have created significant market imbalances and placed pressure on our capital as well as that of many of our competitors. In connection with these disruptions, the U.S. government has introduced a number of programs intended to add liquidity to the markets through providing funding to financial services firms. In general, these programs have been viewed as being directed more at companies organized in the United States than companies organized outside the United States, and a move to the United States should enhance our eligibility under these programs. One of these programs is the Capital Purchase Program, or CPP, announced by the U.S. Treasury under its Troubled Asset Relief Program, or TARP. Under this program, to the extent funds remain available or more funds are allocated in the future, we may be eligible for a capital injection from the U.S. government, in exchange for which we may be required to issue preferred stock and warrants to purchase our Class A Shares. The availability of the CPP and other federal programs, many of which have been announced but have not been fully implemented, could assist us in resolving issues arising from the failure of the auction rate securities market, which has trapped our clients in illiquid auction rate securities. Many of our competitors have redeemed auction rate securities from their customers and our failure to have done so presents a significant issue for us with our clients and regulators. We have no assurance that we would qualify for CPP or any other federal program nor have we determined that we would participate in any of these programs. Overall, though, we believe the domestication would put us in a better overall position to participate in available programs than if we remain domiciled outside the United States.

The Board of Directors chose the State of Delaware to be our domicile because it believes the more favorable corporate environment afforded by Delaware will help us compete more effectively with other public companies, many of which are incorporated in Delaware, in raising capital and in attracting and retaining skilled, experienced personnel. For many years, Delaware has followed a policy of encouraging public companies to incorporate in the state by adopting comprehensive corporate laws that are revised regularly in response to developments in modern corporate law and changes in business circumstances. The Delaware courts are known for their considerable expertise in dealing with complex corporate issues and providing predictability through a substantial body of case law construing Delaware's corporate law. Coupled with an active bar known for continually assessing and recommending improvements to the DGCL, these factors add greater certainty in complying with fiduciary responsibilities and assessing risks associated with conducting business.

In considering its recommendation in favor of the domestication, our Board of Directors weighed the estimated tax liability to us arising from this transaction. See "*Proposal 1 — The Domestication — United States and Canadian Income Tax Considerations.*" With the assistance of professional advisors, we have reviewed our assets, liabilities, paid-up capital and other tax balances and assuming that the market price of our Class A Shares does not exceed $13.50 per share and that the exchange rate of the Canadian dollar to the U.S. dollar is CDN $1.00=$0.80, it is anticipated that Canadian income taxation arising from the domestication would not exceed $4.0 million. Accordingly, due to the recent decline in the share price of the Class A Shares, this potential tax liability would be substantially less than it would have been if the domestication had occurred in the past several years.

For the reasons set forth above, our Board of Directors believes that the estimated benefits of domestication outweigh the detriment attributable to our potential tax liability.

Effects of the Domestication

There are material differences between Canadian corporate law and Delaware corporate law with respect to shareholders' rights, and Delaware law may offer shareholders more or less protection depending on the particular matter. A detailed overview of the material differences is set forth below.

Applicable Law. As of the effective date of the domestication, our legal jurisdiction of incorporation will be Delaware, and we will no longer be subject to the provisions of the CBCA. All matters of corporate law will be determined under the DGCL. We will retain our original incorporation date in Canada as our date of incorporation for purposes of the DGCL.

Assets, Liabilities, Obligations, Etc. Under Delaware law, as of the effective date of the domestication, all of our assets, property, rights, liabilities and obligations immediately prior to the domestication will continue to be our assets, property, rights, liabilities and obligations. Canadian corporate law ceases to apply to us on the date shown on the certificate of discontinuance to be issued by the Director appointed under the CBCA, which we expect to be the date of domestication in Delaware. We will be thereafter become subject to the obligations imposed under Delaware corporate law.

Business and Operations. The domestication, if approved, will effect a change in the legal jurisdiction of incorporation as of the effective date of the domestication, but our business and operations will remain the same.

Officers and Directors

Our Board of Directors currently consists of nine members, J.L. Bitove, R. Crystal, W. Ehrhardt, M.A.M. Keehner, A.G. Lowenthal (Chairman), K.W. McArthur, A.W. Oughtred, E.K. Roberts, and B. Winberg. These directors have been nominated for election at the Meeting, and subject to their re-election at the Meeting, the Board of Directors will consist of the same nine individuals after the domestication. Immediately following the domestication, our officers will also be unchanged. Our officers are A.G. Lowenthal (Chief Executive Officer), E.K. Roberts (President, Treasurer) and D. McNamara (Secretary).

Treatment of the Outstanding Capital Stock, Options and Warrants

The existing share certificates representing our Class A Shares and Class B Shares will continue to represent shares the same number of the same class of our common stock after the domestication without any action on your part. You will not be required to exchange any share certificates. We will only issue new certificates to you representing shares of capital stock of Oppenheimer Holdings upon a transfer of your shares or at your request. Holders of our outstanding options and warrants will continue to hold the same securities, which will remain exercisable for an equivalent number of shares of the same class of common stock of Oppenheimer Holdings, for the equivalent exercise price per share, without any action by the holder.

Shareholder Approval

The domestication is subject to various conditions, including approval of the special resolution authorizing the domestication and the approval of the certificate of incorporation of Oppenheimer Holdings from our Class A Shareholders and Class B Shareholders, voting together as a class. A copy of the special resolution is attached to this Circular as Exhibit A. Under the CBCA, the change of jurisdiction requires affirmative votes, whether in person or by proxy from at least two-thirds of the votes cast by the holders of our Class A Shares and Class B Shares, voting together as a single class, at the Meeting where a quorum, or a majority of our total outstanding Class A Shares and Class B Shares, is present. Assuming we receive the requisite shareholder approval for the domestication, our Board of Directors will retain the right to terminate or abandon the domestication if it determines that consummating the domestication would be inadvisable or not in our or our shareholders' best interests, or if all of the respective conditions to consummation of the domestication have not occurred. There are no time limits on the duration of the authorization resulting from a favorable shareholder vote.

Regulatory and Other Approvals

The change of jurisdiction is subject to the authorization of the Director appointed under the CBCA. The Director is empowered to authorize the change of jurisdiction if, among other things, he is satisfied that the change of jurisdiction will not adversely affect our creditors or shareholders.

Subject to the authorization of the continuance by the Director appointed under the CBCA, and the approval of our Board of Directors and shareholders, we anticipate that we will file with the Secretary of State of the State of Delaware a certificate of corporate domestication and a certificate of incorporation pursuant to Section 388 of the DGCL, and that we will be domesticated in Delaware on the effective date of such filings. Promptly thereafter, we intend to give notice to the Director appointed under the CBCA that we have been domesticated under the laws of the State of Delaware and request that the Director appointed under the CBCA issue us a certificate of discontinuance bearing the same date as the date of effectiveness of our certificate of corporate domestication and certificate of incorporation by the Secretary of State of the State of Delaware.

Comparison of Shareholder Rights

The principal attributes of our capital stock before and after domestication are comparable, however, there will be material differences in the rights of our shareholders under Delaware law as described below.

General. On the effective date of the domestication, we will be deemed for the purposes of the DGCL to have been incorporated under the laws of the State of Delaware from our inception and we will be governed by the Delaware certificate of incorporation filed with the certificate of corporate domestication. Differences between Canadian corporate law and Delaware corporate law and between our current articles of incorporation and by-laws and the proposed Delaware certificate of incorporation and by-laws will result in various changes in the rights of our shareholders. The following summary comparison highlights provisions of applicable Canadian corporate law and our current Canadian articles of incorporation and by-laws and Delaware corporate law and the proposed certificate of incorporation and by-laws of Oppenheimer Holdings. The proposed certificate of incorporation and by-laws of Oppenheimer Holdings are attached to this Circular as Exhibit C and Exhibit D, respectively.

Capital Structure. Under our current Canadian articles of incorporation, we presently have the authority to issue an unlimited number of Class A Shares, no par value, 99,680 Class B Shares, no par value, and an unlimited number of preferred shares, issuable in a series, no par value. Under our proposed Delaware certificate of incorporation, the total number of shares of capital stock that Oppenheimer Holdings will have the authority to issue is 100,099,680, consisting of 50,000,000 shares of Class A Non-Voting Common Stock, par value $0.001 per share, 99,680 shares of Class B Voting Common Stock, par value $0.001 per share, and 50,000,000 shares of preferred stock, par value $0.001 per share. Under Canadian law, there is no franchise tax on our authorized capital stock. Pursuant to Delaware law, there will be a franchise tax assessed on the authorized capital stock of Oppenheimer Holdings. With authorized capital stock consisting of 50,000,000 shares of Class A Non-Voting Common Stock, par value $0.001 per share, 99,680 shares of Class B Voting Common Stock, par value $0.001 per share, and 50,000,000 shares of preferred stock, par value $0.001 per share, the franchise tax for Oppenheimer Holdings is expected to be $165,000 per year.

Shareholder Approval; Vote on Extraordinary Corporate Transactions. Canadian law generally requires a vote of shareholders on a greater number and diversity of corporate matters than Delaware law, such as a corporate name change, a creation of a new class of shares, or an increase or decrease of the minimum or maximum number of directors. Furthermore, many matters requiring shareholder approval under Canadian law must be approved by a special resolution of not less than two-thirds of the votes cast by shareholders who voted on those matters. In some cases, such as an amendment to the articles of a corporation that affects classes of shares differently, a special resolution to approve an extraordinary corporate action is also required to be approved separately by the holders of a class or series of shares, whether or not shares of such class or series otherwise carry the right to vote.

Under Delaware law, a sale, lease or exchange of all or substantially all the property or assets of a Delaware corporation or an amendment to its certificate of incorporation requires the approval of the holders of a majority of the voting power of the outstanding shares entitled to vote thereon. Mergers or consolidations also generally require the approval of the holders of a majority of the outstanding voting power of the corporation. However, stockholder approval is not required by a Delaware corporation if such corporation's certificate of incorporation is not amended by the merger; each share of stock of such corporation outstanding immediately prior to the merger will be an identical outstanding share of the surviving corporation after the effective date of the merger; and the number of shares of common stock, including securities convertible into common stock, issued in the merger does not exceed 20% of such corporation's outstanding common stock immediately prior to the effective date of the merger. In addition, stockholder approval is not required by a Delaware corporation if it is the surviving corporation in a merger with a subsidiary in which its ownership was 90% or greater.

Amendments to the Governing Documents. Under Canadian law, amendments to the articles of incorporation generally require the approval of not less than two-thirds of the votes cast by shareholders voting on the resolution. If the proposed amendment would affect a particular class of securities in certain specified ways, the holders of shares of that class would be entitled to vote separately as a class on the proposed amendment, whether or not the shares otherwise carried the right to vote. Our current by-laws allow the directors to make, amend or repeal any by-law. When directors make, amend or repeal a by-law, they are required under the CBCA to submit the change to shareholders at the next meeting of shareholders. Shareholders may confirm, reject or amend the by-law, the amendment or the repeal with the approval of a majority of the votes cast by shareholders who voted on the resolution.

Under the DGCL, an amendment to a corporation's certificate of incorporation requires the approval of holders of a majority of the voting power of the outstanding stock entitled to vote on the matter. In addition, under the DGCL, if the amendment to the certificate of incorporation would increase or decrease the aggregate number of authorized shares of a class, increase or decrease the par value of the shares of such class, or alter or change the powers, preferences or special rights of the shares of such class so as to affect that class adversely, that class is entitled to vote separately on the amendment whether or not it is designated as voting stock. Furthermore, if the proposed amendment would alter or change the powers, preferences or special rights of one or more series of any class so as to affect that class adversely, but would not so affect the entire class, then only the shares of the series so affected by the amendment would be considered a separate class for purposes of the class vote. The DGCL gives stockholders the power to adopt, amend or repeal the by-laws of the Delaware corporation. The board of directors of a Delaware corporation has no power to amend the by-laws unless the certificate of incorporation confers such power on the board of directors in addition to the stockholders. The proposed certificate of incorporation of Oppenheimer Holdings will authorize the Board of Directors to adopt, amend or repeal the by-laws of Oppenheimer Holdings. Unlike Canadian law, there is no requirement to submit changes to the by-laws to stockholders under Delaware law.

Place of Meetings. The CBCA provides that meetings of shareholders must be held at the place within Canada provided in the by-laws or, in the absence of such provision, at the place within Canada that the directors determine. A meeting of shareholders may be held at a place outside of Canada if the place is specified in the articles of incorporation or all the shareholders entitled to vote at the meeting agree that the meeting is to be held at that place. Our articles provide that meetings of shareholders may be held at our registered office or such places in or outside Canada as our directors may from time to time determine. The DGCL provides that meetings of the stockholders be held at any place in or outside of Delaware designated by, or in the manner provided in, the certificate of incorporation or by-laws. The proposed by-laws of Oppenheimer Holdings provide that meetings of the stockholders will be held at any place designated by the Board of Directors.

Quorum of Shareholders. The CBCA provides that, unless the by-laws provide otherwise, a quorum of shareholders is present at a meeting of shareholders (irrespective of the number of persons actually present at the meeting) if holders of a majority of the shares entitled to vote at the meeting are present in person or represented by proxy. The current by-laws provide that the presence of at least two shareholders, in person or by proxy, entitled to vote and holding or representing in the aggregate not less than a majority of the outstanding shares entitled to vote at the meeting constitutes a quorum. Under the DGCL, the certificate of incorporation or by-laws may specify the required quorum, but generally a quorum may consist of no less than one-third of the total voting power. The proposed by-laws of Oppenheimer Holdings provide that the presence of two stockholders, represented in person or by proxy, holding a majority of the voting power of the outstanding shares entitled to vote at the meeting shall constitute a quorum at a meeting of stockholders.

Call of Meetings. The CBCA provides that holders of not less than five percent of our issued voting shares may requisition the directors requiring them to call and hold a special meeting for the purposes stated in the requisition. The current by-laws provide that a special meeting of shareholders may be called by the Board of Directors, the Chairman of the Board, our Managing Director or our President. The DGCL provides that a special meeting of the stockholders may be called by the board of directors or by any person or persons as may be authorized by the certificate of incorporation or by-laws. The proposed by-laws of Oppenheimer Holdings provide that a special meeting of stockholders may be called by the Board of Directors, the Chief Executive Officer, the Chairman of the Board, or the President.

Shareholder Consent in Lieu of Meeting. Under the CBCA, shareholders can take action by written resolution and without a meeting only if all shareholders entitled to vote on that resolution sign the written resolution. Under the DGCL, unless otherwise limited by the certificate of incorporation, stockholders may act by written consent without a meeting if holders of outstanding stock representing not less than the minimum number of votes that would be necessary to take the action at an annual or special meeting execute a written consent providing for the action. The proposed certificate of incorporation of Oppenheimer Holdings will prohibit action by written consent of the stockholders.

Director Election, Qualification and Number. Our current by-laws allow for the election of directors by a majority of votes cast at an annual meeting of shareholders. Our proposed by-laws will allow for the election of directors by a plurality of votes cast at an annual meeting of shareholders. The CBCA states that a distributing corporation must have no fewer than three directors, at least two of whom are not officers or employees of the corporation or its affiliates. Additionally, at least 25% of the directors must be Canadian residents unless the corporation has fewer than four directors, in which case at least one director must be a Canadian resident. The DGCL has no similar requirements; however, the governance standards of the NYSE require the majority of a listed company's Board of Directors to be independent. The proposed by-laws of Oppenheimer Holdings prescribe a minimum of three and a maximum of eleven directors.

Fiduciary Duty of Directors. Directors of a corporation incorporated or organized under the CBCA or DGCL have fiduciary obligations to the corporation and its shareholders. The CBCA requires directors of a Canadian corporation, in exercising their powers and discharging their duties, to act honestly and in good faith with a view to the best interests of the corporation and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

Under Delaware common law, directors have a duty of care and a duty of loyalty. The duty of care requires that the directors act in an informed and deliberative manner and inform themselves, prior to making a business decision, of all material information reasonably available to them. The duty of loyalty is the duty to act in good faith, not out of self-interest, and in a manner which the directors reasonably believe to be in the best interests of the stockholders. In addition, the DGCL provides that a transaction between a Delaware corporation and one of its directors or officers or an entity affiliated with one of its directors or officers is not voidable solely for such reason so long as (i) the material facts of the director's or officer's interest in the transaction are disclosed to the board of directors and a majority of the disinterested directors approve the transaction, (ii) the material facts of the director's or officer's interest in the transaction are disclosed to the stockholders and the transaction is specifically approved in good faith by the stockholders or (iii) the transaction is fair to the Delaware corporation at the time approved by the board of directors or stockholders.

Personal Liability of Directors. The CBCA prescribes circumstances where directors can be liable for malfeasance or nonfeasance. Certain actions to enforce a liability imposed by the CBCA must be brought within two years from the date of the resolution authorizing the act at issue. A director will be deemed to have complied with his fiduciary obligations to the corporation under the CBCA if he relied in good faith on:

- financial statements represented to him by an officer or in a written report of the auditors fairly reflecting the financial condition of the corporation; or
- a report of a person whose profession lends credibility to a statement made by the professional person.

The CBCA also contains other provisions limiting personal liability of a corporation's directors.

The proposed certificate of incorporation of Oppenheimer Holdings limits the liability of directors to us and our stockholders to monetary damages for breach of fiduciary duty as a director. However, such limitation of liability cannot be relied upon in respect of proscribed conduct, described in the DGCL to include:

- any breach of the director's duty of loyalty to the corporation or its stockholders;
- acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;
- an unlawful payment of a dividend or an unlawful stock purchase or redemption; and
- any transaction from which the director derived an improper personal benefit.

Indemnification of Officers and Directors. Under the CBCA and pursuant to our current by-laws, we will indemnify present or former directors or officers against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment that is reasonably incurred by the individual in relation to any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of his or her association with us. In order to qualify for indemnification such directors or officers must:

- have acted honestly and in good faith with a view to the best interests of the corporation; and
- in the case of a criminal or administrative action or proceeding enforced by a monetary penalty, have had reasonable grounds for believing that his conduct was lawful.

Currently, we have indemnity agreements in place for all of our directors and we carry liability insurance for our and our subsidiaries' officers and directors.

The CBCA also provides that such persons are entitled to indemnity from the corporation in respect of all costs, charges and expenses reasonably incurred in connection with the defense of any such proceeding if the person was not judged by the court or other competent authority to have committed any fault or omitted to do anything that the person ought to have done, and otherwise meets the qualifications for indemnity described above.

Delaware law permits a corporation to indemnify its present or former directors and officers, employees and agents made a party, or threatened to be made a party, to any third party proceeding by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, if such person:

- acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation; and
- with respect to any criminal action or proceeding, had no reasonable cause to believe such conduct was unlawful.

In a derivative action, or an action by or in the right of the corporation, the corporation is permitted to indemnify directors, officers, employees and agents against expenses actually and reasonably incurred by them in connection with the defense or settlement of an action or suit if they acted in good faith and in a manner that they reasonably believed to be in or not opposed to the best interests of the corporation. However, in such a case, no indemnification shall be made if the person is adjudged liable to the corporation, unless and only to the extent that, the court in which the action or suit was brought or the Court of Chancery of the State of Delaware shall determine upon application that such person is fairly and reasonably entitled to indemnity for such expenses despite such adjudication of liability to the corporation.

The DGCL allows the corporation to advance expenses before the resolution of an action, if in the case of current directors and officers, such persons agree to repay any such amount advanced if they are later determined not to be entitled to indemnification. The proposed by-laws of Oppenheimer Holdings generally provide for mandatory indemnification and advancement of expenses of our directors and officers to the fullest extent permitted under Delaware law; provided, however, that directors and officers shall not be entitled to indemnification for actions initiated by such parties unless the Board of Directors authorizes such action. Following the domestication, Oppenheimer Holdings will enter into indemnity agreements with each of our officers and directors. In addition, Oppenheimer Holdings will carry liability insurance for its and its subsidiaries' officers and directors.

Derivative Action. Under the CBCA, a complainant, who is defined as either a present or former registered holder or beneficial owner of a security of a corporation or any of its affiliates; a present or former director or officer of a corporation or any of its affiliates; the Director appointed under the CBCA; or any other person who, in the discretion of a court, is a proper person to make an application under the CBCA relating to shareholder remedies, may apply to the court for the right to bring an action in the name of and on behalf of a corporation or any of its subsidiaries, or to intervene in an existing action to which they are a party for the purpose of prosecuting, defending or discontinuing the action on behalf of the entity. Under the CBCA, the court must be satisfied that:

- the complainant has given proper notice to the directors of the corporation or its subsidiary of the complainant's intention to apply to the court if the directors of the corporation or its subsidiary will not bring, diligently prosecute or defend or discontinue the action;
- the complainant is acting in good faith; and
- it appears to be in the interest of the corporation or its subsidiary that the action be brought, prosecuted, defended or discontinued.

Under the CBCA, the court in a derivative action may make any order it sees fit including orders pertaining to the control or conduct of the lawsuit by the complainant or the making of payments to former and present shareholders and payment of reasonable legal fees incurred by the complainant.

Similarly, under Delaware law, a stockholder may bring a derivative action on behalf of the corporation to enforce a corporate right, including the breach of a director's duty to the corporation. Delaware law requires that the plaintiff in a derivative suit be a stockholder of the corporation at the time of the wrong complained of and remain so throughout the duration of the suit; that the plaintiff make a demand on the directors of the corporation to assert the corporate claim unless the demand would be futile; and that the plaintiff is an adequate representative of the other stockholders.

Dissenters' Rights. The CBCA provides that shareholders of a corporation entitled to vote on certain matters are entitled to exercise dissent rights and demand payment for the fair value of their shares. Dissent rights exist when there is a vote upon matters such as:

- any amalgamation with another corporation (other than with certain affiliated corporations);
- an amendment to our articles of incorporation to add, change or remove any provisions restricting the issue, transfer or ownership of shares;
- an amendment to our articles of incorporation to add, change or remove any restriction upon the business or businesses that the corporation may carry on;
- a continuance under the laws of another jurisdiction;
- a sale, lease or exchange of all or substantially all the property of the corporation other than in the ordinary course of business; and
- a court order permitting a shareholder to dissent in connection with an application to the court for an order approving an arrangement proposed by the corporation.

However, a shareholder is not entitled to dissent if an amendment to the articles of incorporation is effected by a court order approving a reorganization or by a court order made in connection with an action for an oppression remedy.

The DGCL grants appraisal rights only in the case of certain mergers or consolidations and not in the case of other fundamental changes such as the sale of all or substantially all of the assets of the corporation or amendments to the certificate of incorporation, unless so provided in the corporation's certificate of incorporation. The proposed certificate of incorporation of Oppenheimer Holdings does not include any such provisions. Under Delaware law, stockholders who have neither voted in favor of nor consented to the merger or consolidation have the right to seek appraisal of their shares in connection with certain mergers or consolidations by demanding payment in cash for their shares equal to the fair value of such shares. Fair value is determined by a court in an action timely brought by the stockholders who have properly demanded appraisal of their shares. In determining fair value, the court may consider all relevant factors, including the rate of interest which the resulting or surviving corporation would have had to pay to borrow money during the pendency of the court proceeding.

No appraisal rights are available for shares of any class or series listed on a national securities exchange (such as our Class A Shares) or held of record by more than 2,000 stockholders. However, appraisal rights are available if the agreement of merger or consolidation would require the holders of stock to accept for their stock anything except:

- stock of the surviving corporation;
- stock of another corporation which is either listed on a national securities exchange or held of record by more than 2,000 stockholders;
- cash in lieu of fractional shares; or
- some combination of the above.

In addition, under Delaware law, appraisal rights are not available for any shares of the surviving corporation if the merger did not require the vote of the stockholders of the surviving corporation.

Oppression Remedy. Under the CBCA, a complainant has the right to apply to a court for an order where an act or omission of the corporation or an affiliate effects a result, or the business or affairs of which are or have been conducted in a manner, or the exercise of the directors' powers are or have been exercised in a manner, that would be oppressive or unfairly prejudicial to or would unfairly disregard the interest of any security holder, creditor, director or officer of the corporation. On such application, the court may make any interim or final order it thinks fit, including an order restraining the conduct complained of. There are no equivalent statutory remedies under the DGCL; however, stockholders may be entitled to remedies for a violation of a director's fiduciary duties under Delaware common law.

Business Combinations. Section 203 of the DGCL provides, with some exceptions, that a Delaware corporation may not engage in any business combination with a person, or an affiliate or associate of such person, who is an interested stockholder for three years from the time that person became an interested stockholder unless:

- the board of directors approved the transaction before the "interested stockholder" obtained such status;
- upon consummation of the transaction that resulted in the stockholder becoming an "interested stockholder," the "interested stockholder" owned at least 85% of a Delaware corporation's outstanding voting stock at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (i) by persons who are directors and are also officers and (ii) employee stock plans in which the participants do not have the right to determine confidentially whether shares held subject to the plans will be tendered in the tender or exchange offer; or
- on or subsequent to such date, the business combination or merger is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by two-thirds of the holders of the outstanding common stock not owned by the "interested stockholder."

A "business combination" is defined to include mergers, asset sales and other transactions resulting in financial benefit to a stockholder. In general, an "interested stockholder" is a person who, together with affiliates and associates, owns 15% or more of a corporation's voting stock or within three years did own 15% or more of a corporation's voting stock.

A corporation may, at its option, exclude itself from the coverage of Section 203 by an appropriate provision in its certificate of incorporation. The proposed certificate of incorporation of Oppenheimer Holdings does not contain such an exclusion from Section 203 of the DGCL.

There is no comparable provision relating to business combinations under the CBCA, but restrictions on business combinations do exist under applicable Canadian securities laws.

Examination of Corporate Records. Under the CBCA, shareholders, creditors and their personal representatives may examine certain corporate records, such as the securities register and a list of shareholders, and any other person may do so on payment of a reasonable fee. Each such person must provide an affidavit containing specific information. A list of shareholders or information from a securities register may not be used except in connection with an effort to influence the voting of shareholders of the corporation, an offer to acquire securities of the corporation or any other matter relating to the affairs of the corporation.

Under Delaware law, for any proper purpose, stockholders have the right to inspect, upon written demand under oath stating the purpose for such inspection, the corporation's stock ledger, list of stockholders and its other books and records, and to make copies or extracts of the same. A proper purpose means a purpose reasonably related to a person's interest as a stockholder.

Anti-Takeover Effects. Some powers granted to companies under Delaware law may allow a Delaware corporation to make itself potentially less vulnerable to hostile takeover attempts. These powers include the ability to:

- implement a staggered board of directors, which prevents an immediate change in control of the board;
- require that notice of nominations for directors be given to the corporation prior to a meeting where directors will be elected, which may give management an opportunity to make a greater effort to solicit its own proxies;
- only allow the board of directors to call a special meeting of stockholders, which may thwart a raider's ability to call a meeting to make disruptive changes;
- eliminate stockholders' action by written consent, which would require a raider to attend a meeting of stockholders to approve any proposed action by the corporation;
- remove a director from a staggered board only for cause, which gives some protection to directors on a staggered board from arbitrary removal;
- provide that the power to determine the number of directors and to fill vacancies be vested solely in the board, so that the incumbent board, not a raider, would control vacant board positions;
- provide for supermajority voting in some circumstances, including mergers and certificate of incorporation amendments; and
- issue "blank check" preferred stock, which may be used to make a corporation less attractive to a raider.

The proposed certificate of incorporation and/or by-laws of Oppenheimer Holdings will include the following provisions which may make Oppenheimer Holdings less vulnerable to hostile takeover attempts:

- requirement that stockholders provide prior notice by a certain date to nominate directors;
- restrictions on the ability of stockholders to call a special meeting of stockholders;
- the elimination of the ability of stockholders to take action by written consent;
- the board of directors may determine the number of directors and fill vacancies on the board of directors; and
- the board of directors may issue "blank check" preferred stock.

Other than the ability of our Board of Directors to determine and issue preferred shares without shareholder approval and to determine the number of directors (within a range provided in our articles) and to fill vacancies between annual meetings of shareholders, our existing articles and Canadian law do not include the anti-takeover provisions listed above that will be included in the certificate of incorporation and/or by-laws of Oppenheimer Holdings.

Proposed Certificate of Incorporation and By-Laws of Oppenheimer Holdings

We have included provisions in the proposed certificate of incorporation and by-laws of Oppenheimer Holdings that do not simply reflect the default provisions of Delaware law. They are as follows:

Voting Rights Of Common Stock. Under Delaware law, unless the certificate of incorporation otherwise provides, each stockholder is entitled to one vote for each share of common stock held by such stockholder. Under the proposed certificate of incorporation of Oppenheimer Holdings, Oppenheimer Holdings will issue two classes of common stock, each with different voting rights. The proposed capital structure of Oppenheimer Holdings is consistent with our current capital structure. Holders of Oppenheimer Holdings' Class B Voting Common Stock are entitled to one vote for each share of common stock held by them; holders of Oppenheimer Holdings' Class A Non-Voting Common Stock are only entitled to vote as required under Delaware law.

"Blank-Check" Preferred Stock Issuance Authority For Board Of Directors. Under Delaware law, the powers, preferences and rights, and the qualifications, limitations or restrictions in respect of any series of preferred stock must be set forth in the certificate of incorporation, or, if authority is vested in the board of directors by the certificate of incorporation, in the resolutions providing for the issuance of such series of preferred stock. The proposed certificate of incorporation of Oppenheimer Holdings contains a provision granting its Board of Directors the authority to fix by resolution the powers, preferences, and rights, and the qualifications, limitations or restrictions in respect of any series of preferred stock.

Increase or Decrease In Amount Of Authorized Stock. Under Delaware law, the holders of outstanding shares of a class of stock are entitled to vote as a class on a proposed amendment to increase or decrease the number of authorized shares of such class unless the certificate of incorporation provides that such number of shares may be increased or decreased by the affirmative vote of holders of a majority of the voting power of the outstanding stock entitled to vote. The proposed certificate of incorporation of Oppenheimer Holdings contains such a provision and requires the vote of the holders of a majority of the voting power of all of its outstanding stock entitled to vote to increase or decrease the aggregate number of authorized shares of any class of stock.

By-Laws. Under Delaware law, unless otherwise provided in the certificate of incorporation or by-laws, the holders of a majority in voting power of the shares present at a meeting of stockholders have the power to adopt, amend or repeal the by-laws of the corporation. In addition, if the certificate of incorporation so provides, the board of directors also has the power to adopt, amend or repeal the by-laws. The proposed certificate of incorporation of Oppenheimer Holdings provides that the Board of Directors has the power to make, amend, alter, change, add to or repeal the by-laws. Additionally, the proposed by-laws of Oppenheimer Holdings provide that a majority in outstanding voting power of the shares entitled to vote shall have the power to adopt, amend, or repeal the by-laws.

Stockholders' Meetings. The proposed certificate of incorporation of Oppenheimer Holdings will provide that the holders of Class A Non-Voting Common Stock will have the right to attend all stockholders' meetings and receive the same informational distributions from Oppenheimer Holdings relating to such meetings as provided to the holders of Class B Voting Common Stock. This provision is consistent with the rights which we have traditionally afforded our Class A Shareholders.

Stockholder Action by Written Consent. Under Delaware law, unless otherwise provided in a corporation's certificate of incorporation, stockholders representing a majority of the outstanding voting power of a corporation entitled to vote on a matter may act by written consent. The proposed certificate of incorporation of Oppenheimer Holdings will prohibit action by written consent of the stockholders.

Presentation of Nominations and Proposals at Meetings of Stockholders. Delaware law does not provide procedures for stockholders to nominate individuals to serve on the board of directors or to present other proposals at meetings of stockholders. The proposed by-laws of Oppenheimer Holdings contain procedures governing stockholder nominations and stockholder proposals. The proposed by-laws of Oppenheimer Holdings allow only the holders of Class B Voting Common Stock to nominate individuals to serve on the board of directors and to present other proposals at meetings of stockholders. To nominate an individual to the board of directors of Oppenheimer Holdings at an annual or special stockholders meeting, or to present other proposals at an annual meeting, a stockholder must provide advance notice to Oppenheimer Holdings, in the case of an annual meeting, not fewer than 90 days nor more than 120 days prior to the first anniversary of the date of Oppenheimer Holdings' annual meeting for the preceding year and, in the case of a special meeting, not later than the close of business on the later of the 90th day prior to such special meeting or the 10th day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by the board of directors of Oppenheimer Holdings to be elected at such meeting.

Number Of Directors. Under Delaware law, the number of directors is fixed by, or in the manner provided in, the by-laws of a corporation, unless the certificate of incorporation fixes the number of directors. The proposed by-laws of Oppenheimer Holdings provides that the number of directors must be set by a resolution adopted by a majority of the authorized number of directors. The proposed by-laws of Oppenheimer Holdings provide that the number of directors on the board of directors may not be less than three or more than eleven.

Vacancies And Newly Created Directorships. Under Delaware law, vacancies and newly created directorships may be filled by a majority of directors then in office unless the certificate of incorporation or the by-laws otherwise provide.

The proposed by-laws of Oppenheimer Holdings provide that any vacancies and newly created directorships on the board of directors of Oppenheimer Holdings may be filled by a majority of the directors then in office.

Dissent Rights of Shareholders

Section 190 of the CBCA is reprinted in its entirety as Exhibit E to this Circular. Shareholders may exercise their dissent rights in connection with the proposal to approve the continuance (Proposal 1 in the Notice of Meeting).

If you wish to dissent and do so in compliance with Section 190 of the CBCA, you will be entitled to be paid the fair value of the shares you hold if the continuance occurs. Fair value is determined as of the close of business on the day before the continuance is approved by shareholders.

If you wish to dissent, you must send us your written objection to the continuance at or before the Meeting. If you vote in favor of the continuance, you in effect lose your rights to dissent. If you abstain or vote against the continuance, you preserve your dissent rights if you comply with Section 190 of the CBCA.

However, it is not sufficient to vote against the continuance or to abstain. You must also provide a separate dissent notice at or before the Meeting. If you grant a proxy and intend to dissent, the proxy must instruct the proxy holder to vote against the continuance in order to prevent the proxy holder from voting such shares in favor of the continuance and thereby voiding your right to dissent. Under the CBCA, you have no right of partial dissent. Accordingly, you may only dissent as to all your shares.

Under Section 190 of the CBCA, you may dissent only for shares that are registered in your name. In many cases, people beneficially own shares that are registered either:

- in the name of an intermediary, such as a bank, trust company, securities dealer, broker, trustee, administrator of self administered registered retirement savings plans, registered retirement income funds, registered educational savings plans and similar plans and their nominees; or
- in the name of a clearing agency in which the intermediary participates, such as CDS Clearing and Depository Services Limited or The Depository Trust Company.

If you want to dissent and your shares are registered in someone else's name, you must contact your intermediary and either:

- instruct your intermediary to exercise the dissenters' rights on your behalf (which, if the shares are registered in the name of a clearing agency, will require that the shares first be re-registered in your intermediary's name); or
- instruct your intermediary to re-register the shares in your name, in which case you will have to exercise your dissenters' rights directly.

In other words, if your shares are registered in someone else's name, you will not be able to exercise your dissenters' rights directly unless the shares are re-registered in your name. A dissenting shareholder may only make a claim under Section 190 of the CBCA with respect to all of the shares of a class held on behalf of any one beneficial owner and registered in the name of the dissenting shareholder. We are required to notify each shareholder who has filed a dissent notice when and if the continuance has been approved. This notice must be sent within ten days after our shareholders approve the continuance. We will not send a notice to any shareholder who voted to approve the continuance or who has withdrawn his dissent notice.

Within 20 days after receiving the above notice from us, or if you do not receive such notice, within 20 days after learning that the continuance has been approved, you must send us a payment demand containing:

- your name and address;
- the number of shares you own; and
- a demand for payment of the fair value of your shares.

Within 30 days after sending a payment demand, you must send to us directly at our corporate address, P.O. Box 2015, Suite 1110, 20 Eglinton Avenue West, Toronto, Ontario, Canada M4R 1K8, or through our transfer agent, CIBC Mellon Trust Company, the certificates representing your shares. If you fail to send us a dissent notice, a payment demand or your share certificates within the appropriate time frame, you forfeit your right to dissent and your right to be paid the fair value of your shares. Our transfer agent will endorse on your share certificates a notice that you are a dissenting shareholder and will return the share certificates to you.

Once you send a payment demand to us, you cease to have any rights as a shareholder. Your only remaining right is the right to be paid the fair value of your shares. Your rights as a shareholder will be reinstated if:

- you withdraw your payment demand prior to an offer being made by us;
- we fail to make you an offer of payment and you withdraw the dissent notice; or
- the continuance does not happen.

Within seven days of the later of the effective date of the continuance or the date we receive your payment demand, we must send you a written offer to pay for your shares. This must include a written offer to pay you an amount considered by our Board of Directors to be the fair value of your shares accompanied by a statement showing how that value was determined. The offer must include a statement showing the manner used to calculate the fair value. Each offer to pay shareholders must be on the same terms. We must pay you for your shares within ten days after you accept our offer. Any such offer lapses if we do not receive your acceptance within 30 days after the offer to pay has been made to you.

If we fail to make an offer to pay for your shares, or if you fail to accept the offer within the specified period, we may, within fifty days after the effective date of the continuance, apply to a court to fix a fair value for your shares. If we fail to apply to a court, you may apply to a court for the same purpose within a further period of twenty days. You are not required to give security for costs in such a case.

All dissenting shareholders whose shares have not been purchased will be joined as parties and bound by the decision of the court. We are required to notify each affected dissenting shareholder of the date, place and consequences of the application and of his right to appear and be heard in person or by counsel. The court may determine whether any person who is a dissenting shareholder should be joined as a party. The court will then fix a fair value for the shares of all dissenting shareholders who have not accepted a payment offer from us. The final order of a court will be rendered against us for the amount of the fair value of the shares of all dissenting shareholders. The court may, in its discretion, allow a reasonable rate of interest on the amount payable to each dissenting shareholder and appoint an appraiser to assist in the determination of a fair value for the shares.

THIS IS ONLY A SUMMARY OF THE DISSENTING SHAREHOLDER PROVISIONS OF THE CBCA. THEY ARE TECHNICAL AND COMPLEX. IT IS SUGGESTED THAT IF YOU WANT TO AVAIL YOURSELF OF YOUR RIGHTS THAT YOU SEEK YOUR OWN LEGAL ADVICE. FAILURE TO COMPLY STRICTLY WITH THE PROVISIONS OF THE CBCA MAY PREJUDICE YOUR RIGHT OF DISSENT. SECTION 190 OF THE CBCA IS ATTACHED HEREIN AS EXHIBIT E AND IS INCORPORATED HEREIN BY REFERENCE.

Accounting Treatment of the Domestication

Our domestication as a Delaware corporation represents a transaction between entities under common control. Assets and liabilities transferred between entities under common control are accounted for at carrying value. Accordingly, the assets and liabilities of Oppenheimer Holdings will be reflected at their carrying value to us. Any of our shares that we acquire from dissenting shareholders will be treated as an acquisition of treasury stock at the amount paid for the shares.

United States and Canadian Income Tax Considerations

The domestication may have income tax consequences in both the United States and Canada. The material tax consequences of the domestication to us and our current shareholders are summarized below.

United States Federal Income Tax Consequences

The following discussion sets forth certain material United States federal income tax consequences of the domestication to Oppenheimer Holdings Inc., the Canadian corporation, and the U.S. Holders (as defined below) and Non-U.S. Holders (as defined below) of its Class A Shares and Class B Shares, as well as certain of the expected material federal income and estate tax consequences of the ownership and disposition of the shares of Oppenheimer Holdings Inc., the Delaware corporation. Some aspects of this summary involve transfers between Oppenheimer Holdings Inc. as a Canadian corporation and Oppenheimer Holdings Inc. as a Delaware corporation. To avoid confusion where a distinction is necessary, Oppenheimer Holdings Inc. as a Canadian corporation is referred to as "Oppenheimer Canada" and Oppenheimer Holdings Inc. as a Delaware Corporation is referred to as "Oppenheimer Delaware."

This discussion does not address all aspects of taxation that may be relevant to particular holders in light of their personal investment or tax circumstances or to persons that are subject to special tax rules. In particular, this description of United States tax consequences does not address the tax treatment of special classes of holders, such as banks, insurance companies, tax-exempt entities, financial institutions, broker-dealers, persons holding shares of our capital stock as part of a hedging or conversion transaction or as part of a "straddle," United States expatriates, holders who acquired their Class A Shares and Class B Shares in Oppenheimer Canada pursuant to the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan and holders who exercise dissent rights. We assume in this discussion that you hold our capital stock as a capital asset within the meaning of the Internal Revenue Code of 1986, as amended, or the Code. This discussion is based on current provisions of the Code, United States Treasury Regulations, judicial opinions, published positions of the United States Internal Revenue Service, or the IRS, and other applicable authorities, all as in effect on the date of this management proxy circular and all of which are subject to differing interpretations or change, possibly with retroactive effect. This discussion does not give a detailed discussion of any state, local or foreign tax considerations. We urge you to consult your tax advisor about the United States federal tax consequences of acquiring, holding, and disposing of the capital stock of Oppenheimer Canada and Oppenheimer Delaware, as well as any tax consequences that may arise under the laws of any foreign, state, local, or other taxing jurisdiction or under any applicable tax treaty.

As used in this summary, the term "U.S. Holder" means a beneficial owner of our capital stock that is for United States federal income tax purposes:

- a citizen or resident of the United States;
- a corporation (including any entity treated as a corporation for United States federal income tax purposes) created or organized under the laws of the United States, any state thereof, or the District of Columbia;
- an estate the income of which is taxable in the United States regardless of its source; or
- a trust, the administration of which is subject to the primary supervision of a United States Court and one or more United States persons have the authority to control all substantial decisions of the trust, or that has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

If a partnership (including for this purpose any other entity, either organized within or without the United States, that is treated as a partnership for United States federal income tax purposes) holds the shares, the tax treatment of a partner as a beneficial owner of the shares, generally will depend upon the status of the partner and the activities of the partnership. Foreign partnerships also generally are subject to special United States federal income tax documentation requirements. A beneficial owner of our capital stock who is not a U.S. Holder is referred to below as a "Non-U.S. Holder."

Code Section 368 Reorganization Provisions

The change in our place of incorporation will constitute a reorganization within the meaning of Code Section 368(a)(1)(F), which we refer to as an F Reorganization, and generally will not represent a taxable transaction to Oppenheimer Canada for United States federal income tax purposes, provided that holders of not more than 1% of Oppenheimer Canada's shares entitled to vote on the transaction elect to exercise their dissenters' rights ("Dissenting Shareholders"). Under IRS guidance, if holders of less than 1% of Oppenheimer Canada's shares entitled to vote on the domestication exercise their dissenters rights, the domestication would qualify as an F Reorganization.

If the domestication does not qualify as an F Reorganization for the reason stated above, it will qualify as a tax-free transaction to Oppenheimer Canada under Code Section 368(a)(1)(D) of the Code, which we refer to as a D Reorganization, unless Oppenheimer Canada is required to use an amount of its assets to satisfy claims of Dissenting Shareholders which would prevent Oppenheimer Canada from transferring substantially all of its assets to Oppenheimer Delaware. Historically, for advance ruling purposes, the IRS defines "substantially all" to mean 70% of the fair market value of gross assets, and at least 90% of the fair market value of net assets of such entity. In determining if Oppenheimer Delaware acquires "substantially all" of the assets of Oppenheimer Canada, payments of cash by Oppenheimer Canada to Dissenting Shareholders will not be considered assets acquired by Oppenheimer Delaware. Oppenheimer Canada will satisfy the "substantially all" test unless it is required to pay to Dissenting Shareholders more than 30% of the fair market value of its gross assets and more than 10% of the fair market value of its net assets. Oppenheimer Canada believes that the amount it may be required to pay to Dissenting Shareholders will not prevent it from transferring "substantially all" of its assets to Oppenheimer Delaware within the meaning of the IRS ruling guidelines. Oppenheimer Canada believes based on all relevant facts that the domestication qualifies as a tax-free reorganization. To the extent that the domestication would not qualify as a tax-free reorganization based on the tests set forth above, the Board of Directors of Oppenheimer Canada will abandon the domestication.

However, to the extent that Oppenheimer Canada owns any United States real property interests, as that term is defined in Code Section 897(c)(1), Oppenheimer Canada will recognize gain to the extent consideration received by Oppenheimer Canada for such interest exceeds Oppenheimer Canada's adjusted tax basis in such interest, regardless of whether the transaction qualifies as an F Reorganization or a D Reorganization. We do not own any material interests in United States real property, as that term is defined in Code Section 879(c)(1).

In the event the domestication does not qualify as either an F Reorganization or a D Reorganization, a U.S. Holder would recognize gain or loss with respect to his shares of Oppenheimer Canada equal to the difference between the stockholder's basis in his Oppenheimer Canada shares and the fair market value, as of the effective time of the domestication, of the Oppenheimer Delaware shares. In such event, a stockholder's aggregate basis in the Oppenheimer Delaware shares would equal its fair market value and such stockholder's holding period would begin the day after the domestication.

Effects of Code Section 367

Code Section 367 applies to certain non-recognition transactions involving foreign corporations. When it applies, Code Section 367 has the effect of imposing income tax on U.S. Holders in connection with transactions that would otherwise be tax free. Code Section 367 would apply to the domestication under the circumstances discussed below.

U.S. Holders who own, directly or by attribution, 10% or more of the combined voting power of all classes of stock of Oppenheimer Canada, which we refer to as a 10% Shareholder, would be required to recognize as dividend income the "all earnings and profits amount", which we refer to as the "all earnings and profits amount", as determined under Section 1.367(b)-2 of the United States Treasury Regulations, attributable to their shares in Oppenheimer Canada.

A U.S. Holder that is not a 10% Shareholder is not required to include the "all earnings and profits amount" attributable to such U.S. Holder's shares in Oppenheimer Canada in income. Instead, absent making an election discussed below to include the "all earnings and profits amount" attributable to such U.S. Holder's shares in Oppenheimer Canada in income, which we refer to as a Deemed Dividend Election, such U.S. Holder must recognize gain, but will not recognize any loss, on his or her shares if such shares have a fair market value of $50,000 or more on the date of the exchange and the fair market value of Oppenheimer Delaware stock received in the exchange exceeds the U.S. Holder's tax basis of the shares of Oppenheimer Canada surrendered in the exchange. However, such U.S. Holder can make the Deemed Dividend Election to include in income as a dividend the "all earnings and profits amount" attributable to the shares owned by such U.S. Holder in Oppenheimer Canada. If a U.S. Holder makes such an election, then such holder does not recognize any gain on the exchange. A Deemed Dividend Election can be made only if the company gives the U.S. Holder the information which provides the "all earnings and profits amount" for such holder and the U.S. Holder elects and files certain notices with such holder's federal income tax return for the year in which the exchange occurred. U.S. Holders should consult with their own tax advisors regarding whether to make the Deemed Dividend Election and, if advisable, the appropriate filing requirements with respect to this election.

A U.S. Holder that is not a 10% Shareholder and owns shares in Oppenheimer Canada with a fair market value of less than $50,000 on the day of the exchange is not subject to tax on the domestication.

The term "all earnings and profits amount" as defined under Treas.Reg.§1.367(b)-2(d) means the net positive earnings (if any) of a foreign corporation that are determined according to principles substantially similar to those applicable to domestic corporations, but taking into account the adjustments under the provisions of Code §312(k) relating to the computation of depreciation, Code §312(n) relating to adjustments to earnings and profits for certain items that more closely conform to economic gain or loss, and the miscellaneous provisions under Code §964 relating to foreign taxes and foreign corporation's earnings and profits. Code §964 and §986, and the regulations thereunder, contain the rules for adjusting earnings and profits under foreign GAAP to U.S. GAAP and U.S. tax accounting, as well as rules for determining the currency in which earnings must be computed for U.S. tax purposes.

Based on all available information, we believe that no U.S. Holder should have a positive "all earnings and profits amount" attributable to such U.S. Holder's shares of Oppenheimer Canada, and accordingly no U.S. Holder, neither a 10% Shareholder nor a U.S. Holder that is not a 10% Shareholder and who makes a Deemed Dividend Election, should be required to include any such amount in income on the domestication. Our belief with respect to the "all earnings and profits amount" results from detailed calculations performed by a nationally recognized accounting firm based on information provided to them by us. Oppenheimer Canada's earnings and profits for this purpose were calculated in conformity with the relevant provisions of the Code and the Treasury Proposed and Final Regulations in force as of the date of this Circular, the current administrative rulings and practices of the IRS and judicial decisions as they relate to those statutes and regulations. We do not have all historical financial information since our incorporation in 1933 although we have reviewed financial information dating back to 1945. It is possible, although we believe highly unlikely, that we recognized earnings and profits in taxable years for which we do not have complete information. The amount of any such earnings and profits could, if material, negatively impact our calculations. However, based on the substantial financial information we have from 1945, our limited activity at the holding company level and the size of our existing earnings and profits deficit, we do not believe that a U.S. Holder should have a positive "all earnings and profits" amount attributable to such U.S. Holder's shares of Oppenheimer Canada. As a result, we believe that no U.S. Holder should be required to include any such amount in income as a result of the domestication. However, no assurance can be given that the IRS will agree with us. If it does not, a U.S. Holder may be subject to adverse U.S. federal tax consequences.

Passive Foreign Investment Company Considerations

In addition to the discussion under the heading "Effects of Code Section 367" above, the domestication might be a taxable event to U.S. Holders if Oppenheimer Canada is or ever was a passive foreign investment company, or a PFIC, under Section 1297 of the Code, provided that Section 1291(f) of the Code is currently effective.

Generally, a foreign corporation is a PFIC if 75% or more of its gross income for a taxable year is passive income or if, on average for such taxable year, 50% or more of the value of its assets held by the corporation during a taxable year produce or are held to produce passive income. Passive income includes dividends, interest, rents and royalties, but excludes rents and royalties that are derived in the active conduct of a trade or business and that are received from an unrelated person, as well as interest, dividends, rents and royalties received from a related person that are allocable to income of such related person other than passive income. For purposes of these rules, Oppenheimer Canada would be considered to own the assets of and recognize the income of any subsidiary corporations as to which it owns 25% or more of the value of their outstanding stock, in proportion to such ownership. If a foreign corporation is classified as a PFIC for any taxable year during which a U.S. Holder owns stock in the foreign corporation, the foreign corporation generally remains thereafter classified as a PFIC with respect to that stockholder. Oppenheimer Canada believes that it is not and has never been a PFIC. Accordingly, the domestication should not be a taxable event for any U.S. Holder based on an application of the PFIC rules. However, the determination of whether a foreign corporation is a PFIC is primarily factual and there is little administrative or judicial authority on which to rely to make a determination. Hence, the IRS might not agree that Oppenheimer Canada is not a PFIC.

Section 1291(f) of the Code generally requires that, to the extent provided in regulations, a United States person who disposes of stock of a PFIC recognizes gain notwithstanding any other provision of the Code. No final Treasury regulations have been promulgated under this statute. Proposed Treasury regulations were promulgated in 1992 with a retroactive effective date. If finalized in their current form, these regulations would generally require gain recognition by United States persons exchanging stock of Oppenheimer Canada for stock of Oppenheimer Delaware, if Oppenheimer Canada were classified as a PFIC at any time during such United States person's holding period in such stock and such person had not made either a "qualified electing fund" election under Code Section 1295 for the first taxable year in which such U.S. Holder owned Oppenheimer Canada shares or in which Oppenheimer Canada was a PFIC, whichever is later; or a "mark-to-market" election under Code Section 1296. The tax on any such gain so recognized would be imposed at the rate applicable to ordinary income and an interest charge would apply based on a complex set of computational rules designed to offset the tax deferral to such stockholders on our undistributed earnings.

However, we are unable to predict at this time whether, in what form, and with what effective date, final Treasury Regulations under Code Section 1291(f) will be adopted.

Basis and Holding Period Considerations

If the domestication is a tax free reorganization within the meaning of Section 368 of the Code, the tax basis of Oppenheimer Delaware's stock received by the shareholder in the exchange will equal his or her tax basis in Oppenheimer Canada's shares surrendered in the exchange increased by any gain recognized by such U.S. Holder in the exchange or the "all earnings and profits amount" included in the income of such U.S. Holder. The holding period for the Oppenheimer Delaware stock will be the same as the U.S. Holder's holding period for the Oppenheimer Canada shares surrendered in the exchange, provided that the shares were held as a capital asset.

If the domestication is not a tax free reorganization within the meaning of Section 368 of the Code, the tax basis of Oppenheimer Delaware's stock distributed to the U.S. Holder will equal his or her tax basis in the shares surrendered plus any gain recognized. The holding period will begin on the date of the exchange.

Consequences to Non-U.S. Holders

The exchange of shares of Oppenheimer Canada for stock of Oppenheimer Delaware by a Non-U.S. Holder will not be a taxable transaction for such holder for United States federal income tax purposes.

Dividends

Oppenheimer Delaware anticipates paying cash dividends on its stock. If Oppenheimer Delaware pays dividends on shares of its stock, such dividends paid to Non-U.S. Holders will generally be subject to withholding of United States federal income tax at the rate of 30%, or such lower rate as may be specified by an applicable income tax treaty, provided Oppenheimer Delaware has received proper certification (generally on IRS Form W-8BEN) of the application of such income tax treaty. A Non-U.S. Holder that is eligible for a reduced rate of United States federal withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund with the IRS. Pursuant to the income tax treaty between the United States and Canada (the "Treaty"), dividends paid by a United States corporation to a Canadian resident where each qualifies for benefits under the Treaty are subject to United States federal withholding tax at a maximum rate of 15%. Non-U.S. Holders should consult their tax advisors regarding their eligibility for claiming benefits under the Treaty and regarding their particular circumstances to claim a tax credit or tax deduction against their Canadian (or other) tax liability for any United States federal withholding tax.

Dividends that are effectively connected with a Non-U.S. Holder's conduct of a trade or business in the United States or, if provided in an applicable income tax treaty, dividends that are attributable to a Non-U.S. Holder's permanent establishment in the United States, are not subject to the U.S. withholding tax, but are instead taxed in the manner applicable to U.S. Holders. In that case, we will not have to withhold United States federal withholding tax if the Non-U.S. Holder complies with applicable certification and disclosure requirements (generally on IRS Form W-8ECI). In addition, dividends received by a foreign corporation that are effectively connected with the conduct of a trade or business in the United States may be subject to a branch profits tax at a 30% rate, or a lower rate specified in an applicable income tax treaty.

Gain on Disposition

A Non-U.S. Holder generally will not be subject to United States federal income tax, including by way of withholding, on gain recognized on a sale or other disposition of stock of Oppenheimer Delaware unless any one of the following is true:

- the gain is effectively connected with the Non-U.S. Holder's conduct of a trade or business in the United States and, if an applicable tax treaty requires, attributable to a U.S. permanent establishment maintained by such Non-U.S. Holder;
- the Non-U.S. Holder is an individual who is present in the United States for 183 or more days in the taxable year of the sale, exchange or other disposition and certain other requirements are met; or
- the stock of Oppenheimer Delaware constitutes a United States real property interest by reason of our status as a "United States real property holding corporation" (which we refer to as a USRPHC) for United States federal income tax purposes at any time during the shorter of the period during which such Non-U.S. Holder holds the stock of Oppenheimer Delaware; or the 5-year period ending on the date such Non-U.S. Holder disposes of the stock of Oppenheimer Delaware and, in the event of common stock that is regularly traded on an established securities market for tax purposes, the Non-U.S. Holder held, directly or indirectly, at any time within the five-year period preceding such disposition more than 5% of such regularly traded common stock.

We do not anticipate that Oppenheimer Delaware will become a USRPHC. However, since the determination of USRPHC status in the future will be based upon the composition of its assets from time to time and there are uncertainties in the application of certain relevant rules, there can be no assurance that it will not become a USRPHC in the future.

U.S. Federal Estate Taxes

Capital stock of Oppenheimer Delaware owned or treated as owned by an individual who at the time of death is a Non-U.S. Holder will be included in his or her estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

A Non-U.S. Holder may have to comply with specific certification procedures to establish that the holder is not a United States person as described above (generally on IRS Form W-8BEN), or otherwise establish an exemption, in order to avoid backup withholding and information reporting tax requirements with respect to our payments of dividends on the stock of Oppenheimer Delaware.

The payment of the proceeds of the disposition of stock by a Non-U.S. Holder to or through the United States office of a broker generally will be reported to the IRS and reduced by backup withholding unless the Non-U.S. Holder either certifies its status as a Non-U.S. Holder under penalties of perjury or otherwise establishes an exemption and the broker has no actual knowledge to the contrary. Information reporting requirements, but not backup withholding, will also apply to payments of the proceeds from sales of our stock by foreign offices of United States brokers or foreign brokers with certain types of relationships to the United States, unless the broker has documentary evidence in its records that the holder is a Non-U.S. Holder and certain other conditions are met, or the holder otherwise establishes an exemption.

Backup withholding is not an additional tax. Any amounts that are withheld under the backup withholding rules will be refunded or credited against the Non-U.S. Holder's United States federal income tax liability if certain required information is furnished to the IRS. Non-U.S. Holders should consult their own tax advisors regarding application of backup withholding in their particular circumstance and the availability of and procedure for obtaining an exemption from backup withholding under current United States Treasury regulations.

Canadian Tax Considerations

The following summary fairly describes the principal Canadian federal income tax considerations relating to legal continuance of the Corporation to Delaware in respect of shareholders of the Class A Shares and the Class B Shares (collectively the "shares") who, for the purposes of the Income Tax Act (Canada) (the "ITA"): (i) hold their shares as capital property; (ii) deal at arm's length with us; (iii) are not affiliated with us, and (iv) in respect of whom we are not a foreign affiliate within the meaning of the ITA, or who hold more than 10% of either the Class A Shares or the Class B Shares. A shareholder will generally be considered to hold shares as capital property, unless the shareholder holds the shares in the course of carrying on a business, acquired the shares in a transaction that is an adventure in the nature of trade, or holds the shares as "mark-to-market" property for the purposes of the ITA. Shareholders should consult their own tax advisors if they have questions as to whether they in fact hold the shares as capital property. Moreover, shareholders who do not hold the shares as capital property should consult their own tax advisors regarding the consequences of the continuance.

This summary is not applicable to a shareholder: (i) that is a "financial institution" for the purposes of the mark-to-market rules contained in the ITA; (ii) that is a "specified financial institution" or "restricted financial institution" as defined in the ITA; (iii) an interest in which is a "tax shelter investment" as defined under the ITA, or (iv) to whom the functional currency reporting rules in subsection 261 of the ITA would apply. Such shareholders should consult their own tax advisors.

This summary is based upon the current provisions of the ITA, the regulations thereunder (the "Regulations"), the Canada-United States Income Tax Convention, 1980, as amended (the "Tax Treaty"), and counsel's understanding of the current administrative practices and policies of the Canada Revenue Agency (the "CRA"). This summary also takes into account all specific proposals to amend the ITA and the Regulations (the "Proposed Amendments") announced by the Minister of Finance (Canada) prior to the date hereof and assumes that all Proposed Amendments will be enacted in their current form. However, there can be no assurance that the Proposed Amendments will be enacted in the form proposed or at all. Except for the Proposed Amendments, this summary does not take into account or anticipate any changes in law, whether by legislative, governmental or judicial action or decision, nor does it take into account provincial, territorial or foreign income tax considerations, which may differ from the Canadian federal income tax considerations discussed below. An advance income tax ruling will not be sought from the CRA in respect of our continuance transaction.

Although portions of this summary of "*Canadian Tax Considerations*" that are applicable to shareholders considered to be resident of the United States for purposes of the Tax Treaty (the "US resident shareholders") may also apply to shareholders residing in other jurisdictions, this summary does not specifically address the tax consequences to such other shareholders and accordingly such other shareholders are urged to contact their own tax advisors to determine the particular tax consequences applicable to them.

The following summary is based on the facts set out in this Circular and on additional information provided to Canadian tax counsel by our management.

All amounts relevant to the computation of income under the ITA must be reported in Canadian dollars. Any amount that is expressed or denominated in a currency other than Canadian dollars, including adjusted cost base, proceeds of disposition, and dividends must be converted into Canadian dollars based on the currency exchange rate prevailing on the date each amount arises.

This summary is of a general nature only and is not exhaustive of all possible Canadian federal income tax considerations. This summary is not intended to be, nor should it be construed to be, legal or tax advice to any shareholder. Accordingly, shareholders should consult their own tax advisers for advice as to the income tax consequences having regard to their own particular circumstances.

Tax Consequences Applicable to Us

On the continuance, we will be deemed to be resident in the United States, and to no longer be resident in Canada. Under the ITA, the change in our residence from Canada to the United States will cause our tax year to end immediately before the continuance, and a new tax year to begin at the time of the continuance.

Furthermore, we will be deemed to have disposed of all of our property immediately before the continuance for proceeds of disposition equal to the fair market value of our property at that time. This deemed disposition may cause us to incur a Canadian tax liability as a result of the deemed capital gain. Management intends to mitigate this potential tax liability by making a timely tax election under subsection 93(1) of the ITA to treat a portion of the deemed proceeds of disposition as being a tax-deductible inter-corporate dividend that would reduce the amount of this capital gain. Such election must be made by us while resident in Canada, and immediately after the deemed disposition of our property.

Furthermore, we will be subject to a separate corporate emigration tax imposed by the ITA on a corporation departing from Canada. The emigration tax will be imposed on the amount by which the fair market value of all of our property immediately before the continuance exceeds the aggregate of our liabilities at that time (other than dividends payable and taxes payable in connection with this emigration tax) and the amount of paid-up capital on all of our issued and outstanding shares. Tax will be imposed at a rate of 5% on our net assets determined under the foregoing formula, unless one of the main reasons for our changing of residence to the United States was to reduce the amount of this corporate emigration tax or the amount of Canadian withholding tax paid by us, in which case the rate will be 25%.

With the assistance of professional advisors, we have reviewed our assets, liabilities, paid-up capital and other tax balances and assuming that the market price of our Class A Shares does not exceed $13.50 per share and that the exchange rate of the Canadian dollar to the U.S. dollar is CDN $1.00 equals $0.80, it is anticipated that Canadian income taxation arising on the continuance would not exceed $4.0 million. This conclusion is based in part on determinations of factual matters, including determinations regarding the fair market value of our assets and tax attributes. Furthermore, the facts underlying the assumptions and conclusions used by management may change prior to the effective time of the continuance. We have not applied to the CRA for a ruling as to the amount of Canadian taxes payable as a result of the continuance and do not intend to apply for such a ruling given the factual nature of the determinations involved. There can be no assurance that the CRA will accept the valuations or management's estimate of the amount of Canadian taxes that will be payable upon the continuance. Accordingly, there is no assurance that the CRA will conclude after the effective time of the continuance that no additional Canadian taxes are due as a result of the continuance or that the amount of such additional Canadian taxes will not be significant.

Due to the change in residence upon the continuance, we will no longer be subject to taxation in Canada on our worldwide income. However, if we carry on business in Canada, we may be subject to Canadian tax on our Canadian-source business profits.

Shareholders Resident in Canada

The following portion of this summary of "*Canadian Tax Considerations*" applies to our shareholders who are resident in Canada for the purposes of the ITA.

Our shareholders who remain holding the shares after the continuance, will not be considered to have disposed of their shares by reason only of the continuance. Accordingly, the continuance will not cause the Canadian resident shareholders to realize a capital gain or loss on their shares and there will be no effect on the adjusted cost base of their shares.

Following the continuance, any dividends received by an individual (including a trust) who is a Canadian resident shareholder will be included in computing the individual's income for tax purposes and will not be eligible for the gross-up and dividend tax credit treatment generally applicable to dividends on shares of taxable Canadian corporations.

Any dividends received by a corporate shareholder will be included in calculating that corporation's income for tax purposes and the corporation will not be entitled to deduct the amount of such dividends in computing its taxable income. A "Canadian-controlled private corporation" (as defined in the ITA) may be liable to pay an additional refundable tax of 6⅔% on its "aggregate investment income" which is defined to include amounts in respect of taxable capital gains and certain dividends. To the extent that U.S. withholding taxes are imposed on dividends paid by us, the amount of such tax will generally be eligible for a Canadian foreign tax credit or tax deduction subject to the detailed rules and limitations under the ITA. Canadian resident shareholders are advised to consult their own tax advisors with respect to the availability of such a Canadian foreign tax credit or tax deduction having regard to their particular circumstances.

Foreign Property Information Reporting

A shareholder that is a "specified Canadian entity" for a taxation year and whose total cost amount of "specified foreign property" at any time in the year exceeds C$100,000 (as such terms are defined under the ITA) will be required to file an information return for the year to disclose certain prescribed information. Subject to certain exceptions, a Canadian resident shareholder will generally be a specified Canadian entity. The shares should be classified within the definition of "specified foreign property". Canadian resident shareholders should consult their own tax advisors as to whether they must comply with these reporting requirements.

Dissenting Shareholders

Although the matter is not free from doubt, it is reasonable to conclude based on administrative positions published by the CRA that the amount paid to a Canadian resident shareholder who dissents to the continuance should be treated as receiving proceeds of disposition for his shares. Accordingly, the dissenting Canadian resident shareholder would recognize a capital gain or loss to the extent that the amount received as proceeds for the disposition of the shares exceeds or is less than the shareholder's adjusted cost base of the shares.

Interest awarded by a court to a dissenting Canadian resident shareholder will be included in the shareholder's income for purposes of the ITA.

Dissenting Canadian resident shareholders should consult their own tax advisers for advice as to the income tax consequences to them of our continuance, having regard to their own particular circumstances.

U.S. Resident Shareholders

The following portion of this summary of *"Canadian Tax Considerations"* applies to our shareholders who are residents of the United States for purposes of the Tax Treaty, and who do not use or hold their shares in the course of carrying on a business in Canada.

After the continuance, U.S. resident shareholders will not be considered to have disposed of their shares by reason only of the continuance. Accordingly, the continuance will not cause these U.S. resident shareholders to realize a capital gain or loss on their shares, and will have no effect on the adjusted cost base of their shares.

After the continuance, U.S. resident shareholders will not be subject to Canadian withholding tax on dividends received from us.

After the continuance, neither the Class A Shares or Class B Shares will be taxable Canadian property to U.S. resident shareholders, and therefore will not cause such shareholders to be subject to taxation in Canada on any subsequent disposition of such shares, provided that not more than 50% of the fair market value of the shares is derived directly or indirectly from one or any combination of real property situated in Canada, Canadian resource properties and timber resource properties. Based on representations from management regarding the fair market value of our shares, it is not expected that the Class A Shares and Class B Shares will be classified as taxable Canadian property.

Dissenting U.S. Resident Shareholders

Although the matter is not free from doubt, it is reasonable to conclude based on administrative positions published by the CRA that the amount paid to a U.S. resident shareholder who dissents to the continuance should be treated as proceeds of disposition of their shares. Based on this conclusion, no tax under the ITA needs to be withheld or remitted on a payment made to a U.S. resident shareholder who dissents.

Interest received by a U.S. resident shareholder consequent upon the exercise of the dissent rights will be not subject to withholding tax under the ITA.

Eligibility for Investment

Following the continuance, the Class A Shares will continue to be listed on the NYSE. Because the Class A Shares will continue to be listed on a designated stock exchange, the Class A Shares will continue to be a qualified investment for certain deferred income plans under the ITA, namely trusts governed by deferred profit sharing plans, registered retirement savings plans, registered retirement income funds, registered education savings plans, registered disability saving plans and tax-free savings accounts.

Following the continuance, the Class B Shares will not be listed on any stock exchange. As such, our Class B Shares will not be a qualified investment for certain deferred income plans under the ITA, namely trusts governed by deferred profit sharing plans, registered retirement savings plans, registered retirement income funds, registered education savings plans, registered disability saving plans and tax-free savings accounts. The tax consequences to such a deferred income plan of holding the Class B Shares as non-qualified investments are complex, and persons holding Class B Shares in such a plan are urged to consult with their own tax advisors regarding the potential consequences.

DESCRIPTION OF CAPITAL STOCK

Unless the context provides otherwise, the following description of our capital stock assumes the consummation of the domestication has already occurred. The following description of Oppenheimer Holdings' capital stock is not complete and is subject to and qualified in its entirety by the proposed certificate of incorporation and by-laws of Oppenheimer Holdings, which are attached as Exhibits C and D, respectively, to this Circular, and by the provisions of Delaware law.

Oppenheimer Holdings' authorized capital stock consists of 50,000,000 shares of Class A Non-Voting Common Stock, par value $0.001 per share, 99,680 shares of Class B Voting Common Stock, par value $0.001 per share, and 50,000,000 shares of preferred stock, par value $0.001 per share.

As of March 30, 2009 there were 12,968,992 Class A Shares, 99,665 Class B Shares and no preferred shares issued and outstanding. Assuming the domestication had occurred on March 30, 2009, there would have been 12,968,992 shares of Class A Non-Voting Common Stock, 99,665 shares of Class B Voting Common Stock and no shares of preferred stock issued and outstanding.

Common Stock

Holders of Class B Voting Common Stock are entitled to one vote for each share held of record on all matters on which stockholders are permitted to vote. Holders of Class A Non-Voting Common Stock are not entitled to vote on any matters unless expressly permitted under Delaware law. The proposed certificate of incorporation of Oppenheimer Holdings provides that, except as otherwise provided by law, the affirmative vote of a majority in voting power of the shares of Class B Voting Common Stock, present in person or represented by proxy at a meeting at which a quorum is present shall be the act of the stockholders. Delaware law requires the affirmative vote of a majority in voting power of the outstanding shares to authorize certain extraordinary actions, such as mergers, consolidations, dissolutions or an amendment to the certification of incorporation of Oppenheimer Holdings. There is no cumulative voting for the election of directors. The Class A stockholders shall have the right to attend all stockholders' meetings and receive the same informational distributions relating to those meetings as provided to the Class B stockholders. Upon a liquidation, Oppenheimer Holdings' creditors and any holders of preferred stock with preferential liquidation rights will be paid before a distribution to holders of the common stock of Oppenheimer Holdings. The Class A and Class B stockholders are treated equally for purposes of liquidation rights. The holders of the common stock of Oppenheimer Holdings would be entitled to receive a pro rata amount per share of any excess distribution. Holders of common stock have no preemptive or subscription rights. There are no conversion rights, redemption rights, sinking fund provisions or fixed dividend rights with respect to the common stock. All outstanding shares of the common stock are fully paid and nonassessable.

Preferred Stock

The proposed certificate of incorporation of Oppenheimer Holdings empowers the Board of Directors to issue up to 50,000,000 shares of preferred stock from time to time, in one or more series. The Board of Directors also may fix the designation, powers, preferences and rights and the qualifications, limitations and restrictions of those shares, including dividend rights, conversion rights, voting rights, redemption rights, terms of sinking funds, liquidation preferences and the number of shares constituting any series or the designation of the series. Terms selected could decrease the amount of earnings and assets available for distribution to holders of common stock. The rights of holders of the common stock will be subject to the rights of the holders of any preferred shares that may be issued in the future. Additionally, the issuance of preferred stock may have the effect of decreasing the market price of the common stock. Although there are no shares of preferred stock currently outstanding and Oppenheimer Holdings has no present intention to issue any shares of preferred stock, any issuance could have the effect of making it more difficult for a third party to acquire a majority of Oppenheimer Holdings' outstanding voting stock.

Potential Anti-takeover Effect of Delaware Law, Our Certificate of Incorporation and Bylaws

Oppenheimer Holdings will be subject to the "business combinations" provisions of the DGCL. In general, such provisions prohibit a publicly held Delaware corporation from engaging in various "business combination" transactions with any "interested stockholder" for a period of three years after the time of the transaction on which the person became an "interested stockholder," unless:

- the corporation's board of directors approved the transaction before the "interested stockholder" obtained such status;
- upon consummation of the transaction that resulted in the stockholder becoming an "interested stockholder," the "interested stockholder" owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (i) by persons who are directors and are also officers and (ii) employee stock plans in which the participants do not have the right to determine confidentially whether shares held subject to the plans will be tendered in the tender or exchange offer; or
- on or subsequent to such time, the business combination or merger is approved by the corporation's board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by two-thirds of the holders of the outstanding common stock not owned by the "interested stockholder."

A "business combination" is defined to include certain mergers, asset sales and other transactions resulting in financial benefit to a stockholder. In general, an "interested stockholder" is a person who, together with affiliates and associates, owns 15% or more of a corporation's voting stock or within three years owned 15% or more of a corporation's voting stock. The statute could prohibit or delay mergers or other takeover or change in control attempts.

Provisions of the proposed certificate of incorporation and by-laws of Oppenheimer Holdings providing that only a majority of the Board of Directors, the Chairman of the Board of Directors, the Chief Executive Officer or the President may call special meetings of stockholders, or providing that stockholders are prohibited from taking action by written consent, may have the effect of making it more difficult for a third party to acquire control of Oppenheimer Holdings, or of discouraging a third party from attempting to acquire control of Oppenheimer Holdings. In addition, the certificate of incorporation of Oppenheimer Holdings allows the Board of Directors to issue up to 50,000,000 shares of preferred stock that could have, when issued, voting rights or preferences that could impede the success of any hostile takeover, or delay a change in control or change in Oppenheimer Holdings' management.

Listing

The Class A Non-Voting Common Stock of Oppenheimer Holdings will be listed on the NYSE under the trading symbol "OPY."

Transfer Agent and Registrar

The transfer agent and registrar for the common stock of Oppenheimer Holdings is CIBC Mellon Trust Company. The transfer agent's address is P.O. Box 7010, Adelaide Street Postal Station, Toronto, Ontario, Canada M5C 2W9 and Mellon Investor Services, Inc., 85 Challenger Road, Ridgefield Park, New Jersey 07660 and the telephone number is (416) 643-5500 or (800) 387-0825.

Proxies from registered holders are to be sent to CIBC Mellon Trust Company, P.O. Box 721, Agincourt, Ontario, Canada M1S 0A1 and the fax number is (416) 368-2502.

PROPOSAL NO. 2 — ELECTION OF DIRECTORS

Management

Our articles provide that our Board of Directors consists of no less than five and no more than fifteen directors to be elected annually. The term of office for each director is from the date of the meeting of shareholders at which the director is elected until the close of the next annual meeting of shareholders or until his or her successor is duly elected or appointed, unless his or her office is earlier vacated in accordance with our by-laws.

The Nominating/Corporate Governance Committee of the Board has recommended and the directors have determined that nine directors are to be elected at the Meeting. Management does not contemplate that any of the nominees named below will be unable to serve as a director, but, if such an event should occur for any reason prior to the Meeting, the Management Nominees reserve the right to vote for another nominee or nominees in their discretion. The following sets out information with respect to the proposed nominees for election as directors as recommended by the Nominating/Corporate Governance Committee, in accordance with the Nominating/Corporate Governance Committee Charter (available at www.opco.com). The Nominating/Corporate Governance Committee has reported that it is satisfied that each of the nominees is fully able and fully committed to serve the best interests of our shareholders. The election of the directors nominated requires the affirmative vote of a simple majority of the Class B Shares voted at the Meeting.

OUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR EACH OF THE DIRECTORS NOMINATED FOR ELECTION.

Director Nominees and Executive Officers

The following table, and the notes thereto, provide information regarding our director nominees and executive officers.

Name	Province/State, Country of Residence	Age	Positions and Offices Held with the Corporation	Occupation for Previous 5 Years	Year Became Director
J.L. Bitove	Florida, USA	82	Director	Retired Executive	1980
R. Crystal	New York, USA	68	Director	Partner, Seyfarth Shaw LLP (law firm), previously Partner, Thelen LLP and predecessor Brown Raysman Millstein Felder& Steiner LLP (law firm) 2001 — 2008	1992
W. Ehrhardt	New Jersey, USA	65	Director	Retired; Audit Partner with Deloitte & Touche, New York for 25 years until May 29, 2004	2008
M.A.M. Keehner[3]	New York, USA	65	Director	Adjunct Professor of Finance and Economics, Columbia Business School	2008
A.G. Lowenthal	New York, USA	63	Chairman of the Board and Chief Executive Officer and Director	Chairman of the Board and Chief Executive Officer of the Corporation and Oppenheimer	1985
K.W. McArthur	Ontario, Canada	73	Lead Director	President and Chief Executive Officer, Shurway Capital Corporation (private investment company)	1996
A.W. Oughtred[2]	Ontario, Canada	66	Director	Counsel, Borden Ladner Gervais LLP (law firm)	1979
E.K. Roberts	Ontario, Canada	57	President, Treasurer and Director	President and Treasurer of the Corporation	1977
B. Winberg	Ontario, Canada	84	Director	President, Rockport Holdings Limited (real estate development)	1979

Notes:

(1) There is no Executive Committee of the Board of Directors. Messrs. Ehrhardt, Keehner, McArthur and Winberg are members of the Audit Committee. Messrs. Bitove, Crystal and Keehner are members of the Nominating/Corporate Governance Committee. Messrs. Ehrhardt, Keehner and Winberg are members of the Compensation and Stock Option Committee.

(2) A.W. Oughtred is a director of CI Financial Corp., the shares of which are listed on the Toronto Stock Exchange.

(3) M.A.M. Keehner is an advisory director of CIK Enterprises, LLC, a private company based in Indianapolis, Indiana.

(4) (a) None of the nominees is, or has been, within 10 years of the date of this Circular, a director or executive officer of a corporation that:

(i) was the subject of a cease trade or similar order that denied the corporation access to any exemption under securities legislation for more than 30 days; or

(ii) became bankrupt, made a proposal under bankruptcy or insolvency legislation or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed.

(b) None of the nominees has personally, or has a personal holding company controlled by the nominee, within 10 years before the date of this Circular become bankrupt, made a proposal under bankruptcy or insolvency legislation or become subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed.

(c) None of the nominees has personally, or has a personal holding company controlled by the nominee, been subject to penalties or sanctions relating to securities legislation or entered into a settlement with a securities regulatory authority or has been subject to any other penalties or sanctions that would likely be considered important to a reasonable investor making an investment decision, except for Mr. Lowenthal who, with Oppenheimer & Co., a subsidiary, in June 2003 agreed to a stipulation of facts and consented to penalty with the NYSE resulting in a fine to Oppenheimer & Co. and Mr. Lowenthal, as disclosed in our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2003.

Compensation Discussion and Analysis

Introduction

The following Compensation Discussion and Analysis describes the material elements of compensation for our named executive officers identified in the "Summary Compensation Table", or the Named Executives. The Compensation and Stock Option Committee of the Board, or the Compensation Committee, makes all decisions for the total direct compensation (that is the base salary, bonus awards, stock options and stock awards) of our executive officers, including the Named Executives. The Compensation Committee's recommendations for the total direct compensation of our Chief Executive Officer are subject, in part, to the Performance-Based Compensation Agreement, amended and restated March 15, 2005, which was included as Schedule E in our Proxy Circular dated March 24, 2005 and for which we received shareholder approval on May 9, 2005. We refer to this agreement in this Circular as the Performance-Based Compensation Agreement.

The day-to-day design and administration of health benefits, the deferred compensation plans and the 401(k) plan and other employee benefit plans and policies applicable to salaried U.S.-based employees in general are handled by our Human Resources, Finance and Legal Departments. The Compensation Committee remains responsible for certain fundamental changes outside the day-to-day requirements necessary to maintain these plans and policies.

We have adopted a Compensation and Stock Option Committee Charter which is posted on our website at www.opco.com. The processes and procedures of the Compensation Committee are discussed below as is the role of the Compensation Committee in dealing with the Chief Executive Officer's compensation and the compensation of other Named Executives. Under its charter, the Compensation Committee is required to discharge the Board of Director's responsibilities relating to compensation of our senior executive officers and to report on its practices to our shareholders in our annual management proxy circular. The Compensation Committee considers recommendations from the Chief Executive Officer with respect to the compensation of Named Executives other than the Chief Executive Officer.

For the purposes of determining 2008 executive compensation, the Compensation Committee did not retain compensation consultants although the Compensation Committee may retain compensation consultants when it deems necessary.

Objectives and Policies

The Compensation Committee's objective is to provide a competitive compensation program with appropriate incentives for superior performance, thereby providing a strong and direct link between corporate and individual performance and compensation. Our compensation policy with respect to our Named Executives has the following stated objectives:

- recruit, motivate, reward and retain the high performing executive talent required to create superior long-term total shareholder returns in comparison to our peer group;
- reward executives for short-term performance as well as growth in enterprise value over the long-term;
- provide a competitive package relative to industry-specific and general industry comparisons; and
- ensure effective utilization and development of talent by working in concert with other management processes, such as performance appraisal, succession planning and management development.

Our compensation program for senior executive officers, including the Named Executives, consists of the following key elements: a base salary, an annual bonus, grants of share-based compensation (stock options and/or stock awards) and, in the case of the Chief Executive Officer, the Performance-Based Compensation Agreement.

In arriving at its recommendations concerning the specific components of our compensation program, the Compensation Committee considers certain public information about the compensation paid by a group of comparable public U.S. broker-dealers. To this end, the Compensation Committee reviewed the published information provided in the 2008 proxy circulars filed by: Legg Mason, Jefferies Group, Raymond James Financial Inc., Knight Capital Group, Inc., Piper Jaffray Companies, Friedman Billings Ramsay, Stifel Financial Corp., KBW Group, SWS Group Inc., Cowen Group, Ladenberg Thalman Financial Services Inc., Labranche Sanders Morris Harris and JPM Group. Approximately half of this peer group had a higher market capitalization than ours and approximately half of the peer group had a lower market capitalization than ours at the time of the review. The information provided by this peer review was used to ensure that our compensation is generally competitive with the industry. The Compensation Committee does not have any formal benchmarking strategy or any specific targets. The goal of the Compensation Committee is to provide the compensation structure to enable us to retain and reward the executive officers that we believe are critical to our long-term success. The Compensation Committee also structures compensation to ensure that a portion of the Named Executives' compensation is directly related to corporate performance and other factors that directly and indirectly influence shareholder value.

The Compensation Committee believes incentive compensation (annual bonus and to a lesser extent, share-based awards) should comprise between 65% to 95% of total compensation for the Named Executives because:

- these executive officers are in positions to influence corporate direction;
- their compensation is "at risk" in proportion to financial results that warrant such payments;
- tying the majority of total compensation to incentive payments helps ensure focus on our goals; and
- the volatile nature of our market-driven business should be reflected in compensation.

Generally, the Compensation Committee's approach has been to approve total compensation including the annual bonus for our Named Executives. The Compensation Committee does not necessarily grant share-based awards on an annual basis to employees, including the Named Executives, but considers the number of outstanding share-based awards already awarded to the employee when determining total compensation in any year. Upon the expiration of an employee's share-based awards, the Compensation Committee makes the determination whether or not to grant new awards and on what terms. All share-based awards are priced at fair value at the grant date. The Compensation Committee believes that, as shareholders, the Named Executives will be motivated to consistently deliver financial results that build wealth for all shareholders over the long-term. The adoption of Statement of Financial Accounting Standards, or SFAS, 123(R), "Share-Based Payment", on January 1, 2006, requires us to expense stock options. Since 2006, we granted only a very limited number of stock options and none to the Named Executives. The Compensation Committee is cognizant of the impact of SFAS 123(R) on our financial results and will strive to balance the granting of stock options and stock awards with the other objectives of executive compensation set forth above. See discussion under "*Stock Option Grants*" and "*Stock Awards*" below.

The Compensation Committee believes that this approach best serves the interests of shareholders by enabling us to structure compensation in a way that meets the requirements of the highly competitive environment in which we operate, while ensuring that senior executive officers are compensated in a manner that advances both our short and long-term interests and those of our shareholders. The Compensation Committee is limited in its ability to make share-based awards due to the relatively small number of our outstanding Class A Shares and our policy that share-based compensation not exceed 20% of the outstanding Class A Shares. At March 30, 2009, we had shareholder approval to award 2,394,176 Class A Shares pursuant to our share-based awards plans (18.3% of its outstanding Class A and Class B Shares), of which

1,259,574 Class A Shares are the subject of current share-based compensation arrangements and subject to vesting requirements.

Compensation for our senior executive officers, except the Chief Executive Officer, involves a significant component of remuneration which is contingent on our performance and that of the senior executive officer: the annual bonus (which permits individual performance to be recognized on an annual basis, and which is based, in significant part, on an evaluation of the contribution made by the officer) and share-based awards (which directly relate a portion of compensation to stock price appreciation realized by our shareholders).

On January 14, 2008, we acquired a large part of the U.S. capital markets business of CIBC World Markets Corporation, or CIBC. In connection with this acquisition, offers of employment were made to certain former CIBC employees. The terms of certain of these offers of employment included guaranteed salary and bonus amounts for fiscal 2008 as well as stock option awards and /or stock awards. In connection with the CIBC acquisition, we agreed to pay CIBC future payments of deferred incentive compensation to former CIBC employees for awards made by CIBC prior to January 14, 2008: an estimated $54.3 million over three years from 2008 through 2010 (2008 — $5.3 million; 2009 - $18.4 million; 2010 — $30.6 million). We recorded approximately $40.2 million of such expense in the consolidated statement of operations for the year ended December 31, 2008 ($33.2 million is included in compensation and related expenses and $7.0 million is included in interest expense). In excess of 50% of these total incentive compensation commitments were accrued in 2008. The CIBC acquisition is described in note 18 to our consolidated financial statements for the year ended December 31, 2008 included in Item 8 of our Annual Report on Form 10-K for the year ended December 31, 2008 which is incorporated by reference into this Circular. Messrs. Heinberg, Perman and Holmes, hereinafter called the Former CIBC Executives, appear as Named Executives in our Summary Compensation Table.

Determination of 2008 Compensation

The Compensation Committee, with recommendations from the Chief Executive Officer, determined all compensation for each Named Executive, except the Chief Executive Officer and the Former CIBC Executives, for 2008. For a discussion of the compensation for the Chief Executive Officer, see the section entitled "*Chief Executive Officer Compensation*" below. Compensation was guaranteed in 2008 for the Former CIBC Executives. The Former CIBC Executives were previously employed by CIBC and transferred to Oppenheimer & Co., our subsidiary, on January 14, 2008, as part of our acquisition of certain assets of the U.S. investment banking business of CIBC World Markets Corp. pursuant to an Asset Purchase Agreement entered into on November 2, 2007, which we refer to as the CIBC Acquisition, with their acceptance of employment in January 2008. The compensation guarantees for the Former CIBC Executives applied only to compensation awarded in 2008. In addition, the Former CIBC Executives received deferred incentive compensation for awards made by CIBC prior to January 14, 2008. The CIBC Acquisition is described in note 18 to our consolidated financial statements for the year ended December 31, 2008 included in Item 8 of our Annual Report on Form 10-K for the year ended December 31, 2008 which is incorporated by reference into this Circular.

The Compensation Committee determines each Named Executive's, except that of the Former CIBC Executives', annual salary, annual bonus and share-based awards by reference to the executive's position, responsibilities and performance. Some of the factors considered by the Compensation Committee are:

- the position's responsibilities relative to our total earnings, use of invested capital, and the stable generation of earnings and cash flows, and
- the position's impact on key strategic initiatives.

The Chief Executive Officer assessed each Named Executive's (other than the Chief Executive Officer's and the Former CIBC Executives') performance under the performance assessment policies, and the Compensation Committee assessed the Chief Executive Officer's performance. Our performance assessment policy rates performance in different competencies, as follows:

- strategic thinking;
- integrity;
- managing employee performance and morale;
- financial responsibility;
- achievement focus;
- business judgment;

- planning & organization;
- leadership;
- mentoring;
- relationship building;
- compliance with regulatory requirements and company policies;
- profitability of business unit, if applicable;
- conflict resolution; and
- communication.

Base Salary. Salaries paid to senior executive officers (other than the Chief Executive Officer and the Former CIBC Executives) are reviewed annually by the Compensation Committee considering recommendations made by the Chief Executive Officer to the Compensation Committee, based upon the Chief Executive Officer's assessment of the nature of the position, and the skills, experience and performance of each senior executive officer, as well as salaries paid by comparable companies in our industry. The Compensation Committee then makes recommendations to the Board of Directors with respect to base salaries. Base salaries paid to senior officers in 2008 were not increased from 2007 levels except with respect to Ms. Roberts whose base salary was increased by $25,000 to compensate for her ineligibility to receive directors' fees in 2008 in accordance with our policy to pay directors' fees only to non-employee directors beginning in 2008.

Annual Bonus. Bonuses paid to our senior executive officers (other than the Chief Executive Officer and the Former CIBC Executives) are reviewed annually by the Compensation Committee considering recommendations made by the Chief Executive Officer to the Compensation Committee, based upon the Chief Executive Officer's assessment of the performance of the Corporation and his assessment of the contribution of each senior executive to that performance. The Compensation Committee then makes recommendations to the Board of Directors with respect to bonuses. Annual bonuses for our senior executive officers were lower in 2008 compared to 2007 in response to the operational losses experienced by us in 2008 compared to record earnings in 2007. The Compensation Committee recognizes that the severe downturn in the economic environment coupled with the high costs in 2008 associated with the CIBC Acquisition contributed to the financial losses in fiscal 2008. However, despite the high level of effort from the senior executive officers in 2008, their bonus compensation was scaled back to reflect our operational losses in 2008. Senior executive officers, including the Chief Executive Officer, have the right to elect to defer a portion of their annual bonus and performance-based compensation under our Executive Deferred Compensation Plan, a non-qualified unfunded plan.

Stock Option Grants. Under our 2006 Equity Incentive Plan, or EIP, our senior executive officers and employees may be granted stock options by the Compensation Committee based upon a variety of considerations, including the date of the last grant made to the officer or employee, as well as considerations relating to the contribution and performance of the specific optionee. In addition, stock option grants may be awarded as a retention tool for new employees. Due to the relatively high cost of stock option awards since the adoption of SFAS 123(R) on January 1, 2006, we have generally limited our use of this type of award.

On January 29, 2008, the Compensation Committee, in accordance with the EIP, granted options to purchase up to 225,136 Class A Shares, which we refer to as the "Retention Options", to the investment bankers, or the "Optionees" previously employed by CIBC World Markets Corporation who transferred to our company on January 14, 2008, as part of the CIBC Acquisition, including 28,500 to Mr. Heinberg and 7,495 to Mr. Perman.

The November 2, 2007 Asset Purchase Agreement for the CIBC Acquisition provided that certain CIBC World Markets investment bankers would, if they transferred to our company and so elected, be granted options as part of their compensation/retention packages. We negotiated offer letters with each of the Optionees commencing December 12, 2007 and culminating with signed offer letters on January 9, 2008 which provided that the Optionees electing to receive Retention Options would be granted Retention Options at the time of the Board of Directors meeting next following the closing of the CIBC Acquisition with exercise prices equal to the closing price of the Class A Shares on the NYSE on the date of the Board of Directors meeting which would be no later than January 31, 2008. Two of the Named Executives, Messrs. Heinberg and Perman, were recipients of Retention Options.

On January 29, 2008, the date of the Board of Directors meeting next following the closing of the CIBC Acquisition, the Compensation Committee granted the Retention Options with an exercise price of $39.45 per Class A Share, the closing price of the Class A Shares on that date. The Retention Options are three-year options which vest as to one-third each on the first and second anniversary dates of the grants and as to the balance 90 days prior to their expiry date.

Also on January 29, 2008, the Board approved our unaudited financial results for the year ended December 31, 2007 which were released on January 30, 2008, on which date the closing price for the Class A Shares on the NYSE was $43.99 per share and had ranged between $43.65 and $47.80 during that time. Because we were legally obligated to grant the Retention Options which do not begin to vest for one year from the grant date and the recipients of the options did not have information with respect to our 2007 financial results, the Compensation Committee granted the options on such date.

No Backdating or Spring Loading. We do not backdate options or grant options retroactively. In addition, we do not plan to coordinate grants of options so that they are made before the announcement of favorable information, or after the announcement of unfavorable information. Our options are granted by the Compensation Committee at fair market value on a fixed date or event (such as the first regular meeting of the Board of Directors following an employee's hire), with all required approvals obtained in advance of or on the actual grant date. All grants of options are made by the Compensation Committee.

Fair Market Value. Fair market value has been consistently determined, as required by the EIP, as the share closing price on the NYSE on the grant date.

Stock Awards. Under our Employee Share Plan, or the ESP, our and our subsidiaries' executive officers and employees (other than the Chief Executive Officer) are granted stock awards by the Compensation Committee based upon the recommendations of the Chief Executive Officer and based upon a variety of considerations, relating to the contribution and performance of the specific award recipient. A limited number of senior executives and employees, none of whom are Named Executives, are offered the opportunity to receive up to 25% of their year-end bonus in Class A Shares. For example, under the terms of this offer, if extended, the employee may elect (in December 2008) with respect to his/her 2009 year-end bonus to purchase Class A Shares at fair market value on a pre-determined date in the first week of January 2010, determined by the Compensation Committee. If such election is made, the executive is awarded a number of restricted Class A Shares equal to 15% of the Class A Shares purchased by the executive, which restricted Class A Shares vest on the third anniversary date of the award of such shares. In addition, stock awards may be awarded as an inducement to employment for new employees and as a retention tool for existing employees. Stock awards are invariably subject to a vesting period and we believe that these awards are useful in retaining our key executive personnel. On January 29, 2008, we awarded 417,363 restricted Class A Shares to our employees under the ESP, including 25,000 to the Chief Executive Officer, 10,000 to Ms. Roberts, 10,000 to Mr. Heinberg and 10,000 to Mr. Perman. These awards vest on January 28, 2011. On February 25, 2009, we awarded additional restricted Class A Shares to our employees under the ESP, including 75,000 to Mr. Lowenthal and 10,000 to each of Ms. Roberts and Mr. Holmes.

Executive Deferred Compensation Plan. The Executive Deferred Compensation Plan, or EDCP, was established with a dual purpose. The EDCP, together with its sister plan, the Deferred Incentive Plan, or DIP, is maintained to offer certain high-performing financial advisors bonuses requiring a mandatory deferral subject to vesting provisions. Further description of the EDCP and the DIP can be found in note 12 to our consolidated financial statements for the year ended December 31, 2008 included in Item 8 of our Annual Report on Form 10-K for the year ended December 31, 2008 which is incorporated by reference into this Circular. The EDCP also provides for voluntary deferral of year-end bonuses by our senior executives. These voluntary deferrals are not subject to vesting. We do not make contributions to the EDCP for the Named Executives and other senior level executives. Mr. Lowenthal has made voluntary deferrals into the EDCP in past years. The EDCP provides a benefit to participants in that the participant's year-end bonus can be deferred on a tax free basis until a pre-designated future time. This type of benefit is commonly available to senior executive officers of our competitors and is offered by us in order to remain competitive.

Benefits. The Named Executives who are U.S.-based salaried employees participate in a variety of benefits designed to enable us to attract and retain our workforce in a competitive marketplace. We help ensure a productive and focused workforce through reliable and competitive health and other benefits. Deferred compensation and 401(k) plans help employees, especially long-service employees, save and prepare financially for retirement. The Named Executives receive the same benefits as all full-time employees. Our qualified 401(k) Plan allowed employees to contribute up to $15,500 for 2008 plus an additional $5,000 for employees over age 50. Employees may continue to retain their 401(k) Plan account after they leave us so long as their account balance is $5,000 or more. At age 70.5, minimum distributions must begin. Ms. Roberts, who is a Canadian-based salaried employee, only receives health benefits.

Perquisites. The Named Executives, along with other senior management employees, are provided a limited number of perquisites whose primary purpose is to minimize distractions from the executive's attention to important corporate initiatives. An item is not a perquisite if it is integrally and directly related to the performance of the executive's duties. An item that is not integrally and directly related to the performance of the executive's duties is a perquisite if it confers a direct or indirect benefit that has a personal aspect, without regard to whether it may be provided for some business reason or for our convenience, unless it is generally available on a non-discriminatory basis to all employees.

We provide the following perquisites, all of which are quantified in the "Summary Compensation Table" below and detailed in the "All Other Compensation Table" below.

Parking — Mr. Lowenthal and Ms. Roberts have company-paid parking arrangements. This benefit is included in the "Summary Compensation Table" below.

We do not provide the Named Executives with any other perquisites, such as split-dollar life insurance, reimbursement for legal counseling for personal matters, or tax reimbursement payments. We do not provide loans to executive officers, other than margin loans in margin accounts with us in connection with the purchase of securities (including our securities) which margin accounts are substantially on the same terms, including interest rates and collateral, as those prevailing from time to time for comparable transactions with non-affiliated persons and do not involve more than the normal risk of collectibility. See "*Certain Relationships and Related Party Transactions*" below.

Separation and Change in Control Arrangements. The Named Executives are not eligible for benefits and payments if employment terminates in a separation or if there is a change in control. We do not sponsor a pension plan for our employees.

Chief Executive Officer Compensation

Mr. A.G. Lowenthal, our Chairman of the Board and Chief Executive Officer, is paid an annual base salary set by the Compensation Committee, plus performance-based compensation under the Performance-Based Compensation Agreement and, at the discretion of the Compensation Committee, is eligible for bonuses and grants of stock options and restricted shares.

On March 15, 2005, we entered into the Performance-Based Compensation Agreement with Mr. Lowenthal, which was approved by the Class B Shareholders on May 9, 2005. The purpose of the Performance-Based Compensation Agreement is to allow the Compensation Committee to set the annual terms under which Mr. Lowenthal's annual performance-based compensation is to be calculated during the term thereof. Mr. Lowenthal's role in determining our success or failure has greater bearing on our ultimate results and financial condition than our other executive officers' because of the nature of his role as Chief Executive Officer. Therefore, the Compensation Committee has determined that his compensation should be subject to higher risk on both the upside and the downside to reflect our results.

In March of 2008, the Compensation Committee established performance goals under the Performance-Based Compensation Agreement entitling Mr. Lowenthal to a Performance Award under the Performance-Based Compensation Agreement for the year 2008 of an aggregate of up to $5 million (the maximum bonus available in a single year) determined by the application of a formula based on the following components: (a) an amount equal to 5% of the amount by which our consolidated profit before income taxes for the year ended December 31, 2008 exceeds 10% of our consolidated shareholders' equity as at December 31, 2007; plus (b) an amount equal to (i) 2.5% of the amount by which our consolidated profit before income tax for the year ended December 31, 2008 is greater than $0 and less than $10 million; plus (ii) 4% of the amount by which our consolidated profit before income tax for the year ended December 31, 2008 is greater than $10 million and less than $40 million; plus (iii) 5% of the amount by which our consolidated profit before income tax for the year ended December 31, 2008 is greater than $40 million; plus (c) an amount equal to the amount by which the closing price of the Class A Shares on the NYSE (the "Market Value") of one Class A Share at December 31, 2008 exceeds the Market Value of one Class A Share at December 31, 2007 multiplied by 200,000 shares. The application of the 2008 formula as set out above produced a bonus of nil for fiscal 2008. Mr. Lowenthal's bonus is included in the "Summary Compensation Table" below. In March of 2008, the Compensation Committee set Mr. Lowenthal's base salary for 2008 at $500,000.

U.S. Internal Revenue Code Section 162(m)

We are a Canadian taxpayer. However, because Oppenheimer & Co., our subsidiary, is also a U.S. taxpayer, most compensation issues are affected by the Code.

Section 162(m) of the Code generally disallows a tax deduction for annual compensation (other than compensation that qualifies as performance-based compensation within the meaning of Section 162(m)) in excess of $1 million paid to our Chief Executive Officer and our three other most highly compensated executive officers, other than the Chief Executive Officer and the Chief Financial Officer, whose compensation is required to be disclosed in this Circular. Messrs. Heinberg, Perman and Holmes are not subject to Section 162(m) because they are not executive officers and we are not required to disclose their compensation. The Performance-Based Compensation Agreement was adopted and approved by the Class B Shareholders so that it would satisfy the requirements for performance-based compensation.

To the extent consistent with our general compensation objectives, the Compensation Committee considers the potential effect of Section 162(m) on compensation paid to our executive officers. However, the Compensation Committee reserves the right to award and recommend the awarding of non-deductible compensation in any circumstances it deems appropriate. Further, because of ambiguities and uncertainties as to the application and interpretation of Section 162(m) and the regulations issued thereunder, no assurance can be given, notwithstanding our efforts to qualify, that the compensation paid by us to our executive officers will in fact satisfy the requirements for the exemption from the Section 162(m) deduction limit.

Executive Compensation

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

Messrs. Ehrhardt, Keehner and Winberg served as members of the Compensation Committee for the fiscal year ending December 31, 2008. None of the members of the Compensation Committee is or has ever been one of our officers or employees. No interlocking relationship exists between our Board of Directors or Compensation Committee and the board of directors or compensation committee of any other entity.

REPORT OF THE COMPENSATION AND STOCK OPTION COMMITTEE

The Compensation Committee, comprised of independent directors, reviewed and discussed the above Compensation Discussion and Analysis with our management. In reaching its conclusions, the members of the Compensation Committee were aware of the recent focus of the media, the government and the general population on the compensation of executives and employees of financial service companies. The Compensation Committee determined that our practices aligned pay practices with corporate success, and that the payments made to executives and employees were substantially so aligned, except that in the case of a substantial number of new employees who, as a result of the terms of the CIBC Acquisition, had their compensation contractually determined for the fiscal year 2008 and no measurement standard could be applied to align the compensation with benefits received by us. Based on the review and discussions, the Compensation Committee approved and recommended to our Board of Directors that the Compensation Discussion and Analysis be included in this Circular.

Members of the Compensation and Stock Option Committee

Michael A.M. Keehner — Chairman
William Ehrhardt
Burton Winberg

SUMMARY COMPENSATION TABLE

For the Year Ended December 31, 2008

The following table sets forth the total annual compensation paid or accrued by us to or for the account of our Chief Executive Officer, and our President and Chief Financial Officer, for the three years ended December 31, 2008, our only officers whose total cash compensation exceeded $100,000 for the year ended December 31, 2008. In an effort to provide more complete disclosure, the table also lists the next three most highly paid executive officers of our subsidiary, Oppenheimer & Co., whose total cash compensation for the year ended December 31, 2008 exceeded $100,000. The three executive officers of Oppenheimer & Co. appearing in the table below are not officers of Oppenheimer Holdings Inc., and they do not perform policy making functions for Oppenheimer Holdings Inc.

Name and Principal Position (a)	Year (b)	Salary ($) (c)	Bonus ($) (d)[1]	Stock Awards ($) (e)[2]	Option Awards ($) (f)[2]	Non-Equity Incentive Plan Compensation (g)[1]	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($) (h)[3]	All Other Compensation($) (i)[4]	Total ($) (j)
A. G. Lowenthal	2008	$500,000	—	$276,721	$155,517	—	—	5,750	$ 937,988
Chairman, CEO, and	2007	$500,000	—	—	$335,769	$5,000,000	—	$40,741	$5,876,510
Director of the Corporation and Oppenheimer	2006	$500,000	—	—	$664,057	$3,950,000	—	$42,099	$5,156,156
E. K. Roberts	2008	$225,000	$ 150,000	$110,689	$ 77,759	—	—	2,700	$ 566,148
President, Treasurer, CFO	2007	$200,000	$ 500,000	—	$125,241	—	—	$30,675	$ 855,916
and Director of the Corporation and Treasurer of Oppenheimer	2006	$200,000	$ 400,000	—	$192,510	—	—	$34,100	$ 893,780
M. Heinberg[5] Senior Managing Director Investment Banking for Oppenheimer	2008	$200,000	$2,594,250	$115,333	$ 86,788	—	—	—	$2,996,371
B. Perman[5] Senior Managing Director Leverage Finance for Oppenheimer	2008	$178,000	$1,184,500	$115,333	$ 30,452	—	—	—	$1,500,657
C. Holmes[5] Senior Managing Director Equity Capital Markets for Oppenheimer	2008	$185,000	$1,061,000	—	—	—	—	—	$1,246,000

Notes to Summary Compensation Table:

(1) The Bonus and Non-Equity Incentive Plan Compensation amounts are not reduced by the Named Executive's election, if any, to defer receipt of bonuses into the EDCP or an election to convert a portion of his bonus into the purchase of Class A Shares. None of these conditions applied in 2008.

(2) The values of stock options (granted under the EIP) and stock awards (granted under the ESP) represent the dollar amounts recognized for financial statement reporting purposes for the years ended December 31, 2008, 2007 and 2006 based on grant date fair value and represent the amortized cost of these awards to us in the applicable fiscal year. Stock options and stock awards are valued at grant date fair value. We recognize the expense of share-based awards over the vesting period of the award. The underlying assumptions and methodology used to value our stock options and stock awards are described in note 12 to our consolidated financial statements for the year ended December 31, 2008 included in Item 8 of our Annual Report on Form 10-K for the year ended December 31, 2008 which is incorporated by reference into this Circular. Details of stock options and stock awards held by the Named Executives appear in the "Outstanding Equity Awards Table" and notes thereto, appearing below.

(3) We offer a non-qualified deferred compensation plan into which senior executives, including the U.S. Named Executives, may elect to defer some or all of their year-end bonuses. No above-market earnings were recorded. Details about the earnings from the EDCP appear below in the "Nonqualified Deferred Compensation Table."

(4) See the chart below — "All Other Compensation Table" — for a description of the amounts appearing in column (i). All other compensation includes perquisites.

(5) Messrs. Heinberg, Perman and Holmes joined our company on January 14, 2008 as part of the CIBC Acquisition. In connection with the CIBC Acquisition, we agreed to pay CIBC for future payments of deferred incentive compensation to former CIBC employees for awards made by CIBC prior to January 14, 2008. Messrs. Heinberg, Perman and Holmes are three of these former CIBC employees. In 2008, 29,447, 7,129, and 9,005 deferred incentive compensation awards vested for Messrs. Heinberg, Perman, and Holmes, respectively, representing a total amount due to CIBC by us of $3.3 million related to this deferred incentive compensation. Pursuant to terms of their employment with us, the minimum amounts to be paid to Messrs. Heinberg, Perman and Holmes' salaries and year-end bonuses were guaranteed for fiscal 2008, and such amounts are reflected in the "Summary Compensation Table". The CIBC Acquisition is described in note 18 to our consolidated financial statements for the year ended December 31, 2008 included in Item 8 of our Annual Report on Form 10-K for the year ended December 31, 2008 which is incorporated by reference into this Circular.

All Other Compensation Table
For the Year Ended December 31, 2008

	Parking[1] (a)
A. G. Lowenthal	$5,750
E. K. Roberts	$2,700

Notes to All Other Compensation Table:

(1) We have three parking spaces at 125 Broad Street, New York, which are included in the terms of the lease for the head-office premises. Mr. Lowenthal uses one of these spaces. The cost ascribed to the parking spaces reflects current commercial terms. Ms. Roberts is provided with a parking space at 20 Eglinton Avenue West, Toronto.

Grants of Plan-Based Awards Table
For the Year Ended December 31, 2008

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards				
Name (a)	**Grant Date (b)**	**Threshold ($) (c)**	**Target ($) (d)**	**Maximum ($) (e)[1]**	**All Other Stock Awards: Number of Shares of Stock or Units (#) (f)**	**Grant Date Fair Value of Equity Awards ($) (g)**
A.G. Lowenthal[1]	3/21/2008	—	—	$5 million	—	—
E.K. Roberts	—	—	—	—	—	—
M. Heinberg	—	—	—	—	—	—
B. Perman	—	—	—	—	—	—
C. Holmes	—	—	—	—	—	—

Notes to Grants of Plan-Based Awards Table:

(1) Mr. Lowenthal's compensation is subject to an Amended and Restated Performance-Based Compensation Agreement dated March 15, 2005 which limits his annual bonus to $5 million. This performance-based agreement covers years through December 31, 2010. Under the formula, Mr. Lowenthal earned nil for fiscal 2008 and that is reflected in Mr. Lowenthal's non-equity incentive plan compensation reported for fiscal 2008 in column (g) of the "Summary Compensation Table."

Outstanding Equity Awards Table
As of December 31, 2008

	Option Awards					Stock Awards			
Name(a)	Number of Securities Underlying Unexercised Options (#) Exercisable (b)[3]	Number of Securities Underlying Unexercised Options (#) Unexercisable (c)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#) (d)	Option Exercise Price ($) (e)	Option Expiry Date (f)	Number of Shares or Units of Stock That Have Not Vested (g)[1]	Market Value of Shares or Units of Stock That Have Not Vested ($) (h)[2]	Equity Incentive Plan Awards: Number of Unearned Shares or Units or Other Rights That Have Not Vested (#) (i)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) (j)
A.G. Lowenthal	150,000	—	—	$33.00	2/25/2009	—	—	—	—
	—	—	—	—	—	25,000	$322,000	—	—
E.K. Roberts	75,000	—	—	$33.00	2/25/2009	—	—	—	—
	—	—	—	—	—	10,000	$128,800	—	—
M. Heinberg	—	28,500	—	$39.45	1/28/2011	—	—	—	—
	—	—	—	—	10,000	$128,800	—	—	—
B. Perman	—	7,495	—	$39.45	1/28/2011	—	—	—	—
	—	—	—	—	—	10,000	$128,800	—	—
C. Holmes	—	—	—	—	—	—	—	—	—

Notes to Outstanding Equity Awards Table:

(1) Shares awards to the Named Executives were granted on January 29, 2008 and vest on January 28, 2011, subject to the individual being employed by the Company on the vesting date.

(2) The market value is based on the closing price of the Class A Shares on the NYSE on December 31, 2008 of $12.88.

(3) Options held by Mr. Lowenthal and Ms. Roberts were granted on February 26, 2004 at a strike price of $33.00 per share, and expired on February 25, 2009 unexercised.

For the year ended December 31, 2008, no options were exercised by and no stock awards vested for the Named Executives.

Nonqualified Deferred Compensation Table
For the Year Ended December 31, 2008

Name(a)	Executive Contributions in 2008 ($) (b)	Registrant Contributions in 2008 ($) (c)[2]	Aggregate Earnings (loss) in 2008 ($) (d)[2]	Aggregate Balance at 12/31/08 ($) (e)[2]
A. G. Lowenthal [1]	$—	—	$(942,782)	$7,043,225
E. K. Roberts	$—	—	—	—
M. Heinberg	$—	—	—	—
B. Perman	$—	—	—	—
C. Holmes	$—	—	—	—

Notes to Nonqualified Deferred Compensation Table:

(1) Mr. Lowenthal did not make a contribution in 2008 to our Nonqualified Compensation Plan.

(2) We do not make contributions to the EDCP with respect to the voluntary deferrals. The aggregate balances shown in column (e) of the table above represent amounts that the Named Executives earned as year-end bonuses but elected to defer, plus earnings (or losses). Such earnings (or losses) for fiscal 2008 are reflected in column (d) of the table. Account balances are invested in phantom investments selected by the Named Executives from a menu of deemed investment choices. Participants may change their deemed investment choices quarterly. When participants elect to defer amounts into the EDCP, they also elect when the amounts will ultimately be paid out to them. Distributions may either be made in a specific future year or at a time that begins after retirement. In accordance with Section 409A of the Code, in general, distribution schedules cannot be accelerated (other than for hardship) and to delay distribution, the participant must make such an election at least one year before distribution would otherwise have commenced and the new distribution must be delayed a minimum of five years after distribution would have initially begun.

Potential Payments Upon Termination or Change-in-Control

None of the Named Executives have arrangements with us which would result in potential payments upon termination or would result in potential payments upon a change-in-control.

Director Compensation

The following table describes director compensation for the year ended December 31, 2008 paid to the directors other than Mr. Lowenthal and Ms. Roberts, who receive no compensation in connection with their service on our Board of Directors.

2008 DIRECTOR COMPENSATION TABLE

Name(a)	Fees Earned or Paid in Cash ($) (b)	Option Awards ($) (c)[1]	Total ($) (d)
J.L. Bitove	$37,167	$70,892	$108,059
R. Crystal	$36,833	$33,094	$ 69,927
W. Ehrhardt	$35,500	—	$ 35,500
M.A.M. Keehner	$32,167	—	$ 32,167
K.W. McArthur	$55,167	$44,519	$ 99,686
A.W. Oughtred	$33,500	$70,892	$104,392
B. Winberg	$45,500	$70,892	$116,392

Notes:

(1) The value of option awards represents the dollar amount recognized for financial statement reporting purposes for the year ended December 31, 2008 for the non-employee directors. Stock options are valued at grant date fair value. We recognize the expense of share-based awards over the vesting period of the award. The underlying assumptions and methodology used to value our option awards are described in note 12 to our consolidated financial statements for the year ended December 31, 2008 included in Item 8 of our Annual Report on Form 10-K for the year ended December 31, 2008 which is incorporated by reference into this Circular. Details of options held by our non-employee directors appears below under "*Director Stock Options.*"

In the year ending December 31, 2008, we paid directors' fees as follows:

Annual Retainer Fee	$20,000
Board Meeting Fees	$2,000 per meeting attended in person
Committee Meeting Fees	$1,000 per meeting attended in person
Board and Committee Meeting Fees	$500 per meeting attended by telephone
Lead Director	$15,000 per year
Committee Chairs, except Audit Committee	$5,000 per year
Chairman of the Audit Committee	$15,000 per year
Members of Audit Committee (other than chairman)	$5,000 per year

In 2008, the directors were paid directors' fees of $275,833 in the aggregate. Directors are reimbursed for travel and related expenses incurred in attending board and committee meetings. The directors who are not our employees are also entitled to the automatic grant of stock options under our 2006 Equity Incentive Plan pursuant to a formula set out in the plan. Reference is made to the table under "Director Stock Options", below. Directors who are our employees are not entitled to receive compensation for their service as directors.

Director Stock Options

Under our 1996 and 2006 Equity Incentive Plans, non-employee directors were and are entitled to automatic option grants of 5,000 Class A Shares for each full year of service up to a maximum of options on 25,000 Class A Shares in any five year period.

The following table describes non-employee director options held at December 31, 2008 as well as the grant date fair value of options granted in 2008 and numbers of unvested options outstanding, as applicable.

Name[4]	Grant Date	Expiry Date	Exercise Price	Total Number of Options Granted	Intrinsic Value of Unexercised Options (as at December 31, 2008)[2]	Grant Date Fair Value of Equity Awards[1]	Number of Unvested Options Outstanding[3]
J. L. Bitove	2/25/2007	2/24/2012	$35.03	25,000	$nil	$335,700	25,000
R. Crystal	1/02/2006	1/01/2011	$19.99	20,000	$nil	$156,525	20,000
	1231/2006	12/31/2011	$33.40	5,000		—	5,000
K. W. McArthur	5/17/2004	5/16/2009	$28.00	15,000	$nil	$145,740	—
	1/01/2005	12/31/2010	$25.53	5,000		—	7,500
	1/02/2006	1/01/2011	$19.99	5,000		—	2,500
A.W. Oughtred	2/25/2007	2/24/2012	$35.03	25,000	$nil	$335,700	25,000
B. Winberg	2/25/2007	2/24/2012	$35.03	25,000	$nil	$335,700	25,000

Notes:

(1) The underlying assumptions and methodology used to value our stock options are described in note 12 to our consolidated financial statements for the year ended December 31, 2008 included in Item 8 of our Annual Report on Form 10-K for the year ended December 31, 2008 which is incorporated by reference into this Circular.

(2) The intrinsic value of unexercised options is based on the closing price of the Class A Shares on the NYSE on December 31, 2008 of $12.88.

(3) Stock options held by the non-employee directors vest as follows: 25% on the second anniversary of grant, 25% on the third anniversary of grant, 25% on the fourth anniversary of grant and the balance six months before the expiry date.

(4) Stock options on 5,000 Class A Shares will be granted to each of M.A.M. Keehner and W. Ehrhardt on May 5, 2009, the completion date of their first full year of service.

Directors' and Officers' Insurance

We carry liability insurance for our directors and officers and the directors and officers of our subsidiaries. Between November 30, 2007 and November 30, 2008, our aggregate insurance coverage was $30 million with a $2.5 million deductible and an aggregate annual premium of $663,000. The coverage was renewed for a further year effective November 30, 2008 at an aggregate annual premium of $850,000.

Under our by-laws, we are obligated to indemnify our and our subsidiaries' directors and officers to the maximum extent permitted by the CBCA. We have entered into indemnity agreements with each of our directors providing for such indemnities.

Corporate Governance

Our Class A Shares are listed on the NYSE. We are subject to the corporate governance and disclosure requirements of the Canadian securities administrators, or the CSA, the corporate governance listing standards of the NYSE, the applicable rules of the SEC, and the provisions of the Sarbanes-Oxley Act of 2002.

Our Nominating and Corporate Governance Committee and our Board of Directors continue to monitor regulatory changes and best practices in corporate governance and consider amendments to our practices and policies as appropriate.

Our Statement of Corporate Governance Practices, Code of Conduct and Committee Charters, as well as our Code of Ethics and Business Ethics for Directors, Officers and Employees and our Whistleblower Policy, are posted on our website at www.opco.com. These documents are available at no charge and can also be requested by writing to us at our head office or by making an email request to investorrelations@opy.ca.

Mandate and Duties of the Board of Directors

The fundamental responsibility of the Board of Directors is to supervise the management of our business with a view to maximizing shareholder value and ensuring corporate conduct in a legal and ethical manner through a system of corporate governance and internal controls appropriate to our business. Given the nature of our business and the size and composition of the Board of Directors, the Board of Directors has determined that there is no current need to develop specific mandates or position descriptions for the Board of Directors, the Lead Director, the Chief Executive Officer or the chairs of the Board committees. The Board of Directors has adopted a statement of Corporate Governance Guidelines to which it adheres. We have a Code of Conduct and Business Ethics for Directors, Officers and Employees which is posted on our website — www.opco.com — and available in hard copy from our head office. No waivers were granted in 2008 or to date in 2009 under the Code of Conduct and Business Ethics for Directors, Officers and Employees.

In fulfilling its mandate, the Board of Directors' responsibilities include:

- the establishment and maintenance of an appropriate system of corporate governance, including practices to ensure that the Board of Directors functions effectively and independently of management;
- monitoring and overseeing our strategic planning;
- monitoring the performance of our business, identifying and evaluating opportunities and risks and controlling risk;
- overseeing monitoring systems for internal controls, audit and information management systems;
- assessing and monitoring the performance of senior management and overseeing succession planning;
- remuneration of executive officers and senior management and reviewing our general compensation policy;
- reviewing and approving our financial statements and overseeing our compliance with applicable audit, accounting and financial reporting requirements; and
- overseeing corporate communications to all stakeholders.

Independence of the Board of Directors

Six of our current nine directors are independent (and six of the nine individuals nominated for election as directors at the Meeting will be independent) as required by the NYSE Corporate Governance Rules. To be considered independent under these rules, the Board of Directors must determine that a director has no direct or indirect material relationship with us. The Board of Directors has determined that Messrs. Bitove, Crystal, Ehrhardt, Keehner, McArthur and Winberg (the non-management Directors) are independent directors, and that Mr. Lowenthal, our Chairman of the Board of Directors and Chief Executive Officer, Ms. Roberts, our President and Treasurer and Mr. Oughtred, our former Secretary, are not independent.

The Board of Directors has not adopted formal categorical standards to assist in determining independence. The Board of Directors has considered the relationship of each non-management/officer director and has made a determination that the six of our non-management/officer directors are independent.

Until November 30, 2008, Mr. Crystal was a partner in the law firm of Thelen Reid Brown Raysman & Steiner LLP, which firm provided legal services to us. In view of the professional ethical standards which govern his conduct, the fact that less than one percent of the annual revenues of his former firm were derived from us, and that Mr. Crystal receives no direct compensation from us other than his director's compensation, his former relationship with us is not material for purposes of determining that he is an independent director. Mr. Crystal has been a partner of Seyfarth Shaw LLP since December 1, 2008. Seyfarth Shaw LLP does not have a relationship with us.

At each regular Board and Audit Committee meeting, the independent directors are afforded an opportunity to meet in the absence of management. During 2008, five meetings of the independent directors were held in the absence of management. Additionally, at regular meetings of the Audit Committee (five regular meetings annually), the members of the Committee are afforded the opportunity to meet with the auditors in the absence of management.

The independent directors and the directors that are not independent understand the need for directors to be independent-minded and to assess and question management initiatives and recommendations from an independent perspective. The Board of Directors' Lead Director, Mr. K. W. McArthur, is an independent director who, among other things, chairs sessions of the independent directors.

Orientation and Continuing Education

The Nominating/Corporate Governance Committee of the Board of Directors, as required by its charter, is responsible for the orientation of new directors to our business, the role of the Board of Directors and the Board committees.

The Board of Directors encourages the directors to maintain the skill and knowledge necessary to meet their obligations as directors. This includes attendance at continuing education sessions and providing written materials on governance and related matters. Mr. A. W. Oughtred is certified as an Institute of Corporate Directors Director (ICD.D). Mr. Keehner attended an Institutional Shareholder Services accredited education conference for board directors in 2008 and earned eight credits.

Director, Committee Assessments

The Board of Directors does not currently have a formal director assessment process. The Board of Directors' Lead Director is responsible for assessing the performance and contribution of individual Board of Directors members with members of the Nominating/Corporate Governance Committee and, if necessary, addressing issues arising from such assessments.

The Board of Directors formally assesses the Audit Committee on an annual basis.

Nominating and Corporate Governance Committee

Each member of the Nominating/Corporate Governance Committee is independent. The duties of this Committee, which include the recruitment of directors and the nomination of individuals for Board positions, are set out as follows:

- make recommendations to the Board of Directors with respect to corporate governance;
- when necessary, oversee the recruitment of new directors;
- nominate candidates for election or appointment to the Board of Directors;
- maintain an orientation program for new directors and oversees the continuing education needs of directors;
- evaluate director performance;
- review and make recommendations with respect to our Corporate Governance Guidelines; and
- review and approve governance reports for publication in our management proxy circular and Annual Report on Form 10-K.

The Nominating/Corporate Governance Committee Charter provides that the Nominating/Corporate Governance Committee is responsible for ensuring that our Board of Directors is composed of directors who are fully able and fully committed to serve the best interests our shareholders. Factors considered by the Nominating/Corporate Governance Committee in assessing director performance and, when needed, recruiting new directors include character, judgment, experience, compatibility with the existing Board of Directors, ethics, standards and integrity. The Nominating/Corporate Governance Committee will consider nominees recommended by Class B Shareholders. Nominees recommended by Class B Shareholders will be given appropriate consideration and will be evaluated in the same manner as other nominees. Class B Shareholders who wish to submit nominees for director for consideration by the Nominating/Corporate Governance Committee for election at our 2009 Annual and Special Meeting of Shareholders may do so by submitting in writing such nominee's name, in compliance with the procedures and along with the other information required by our By-laws and Regulation 14A under the Exchange Act (including such nominee's written consent to being named in the proxy statement as a nominee and to serving as a director if elected), to our Secretary, at 20 Eglinton Avenue West, Suite 1110, Toronto, Ontario, Canada M4R 1K8 within the time frames set forth under the heading "*Shareholder Proposals*".

Compensation and Stock Option Committee

The Board of Directors has adopted a Compensation and Stock Option Committee Charter. All members of the Compensation and Stock Option Committee are independent. The Compensation and Stock Option Committee:

- makes recommendations to the Board of Directors with respect to our compensation policy;
- makes recommendations to the Board of Directors with respect to salary, bonus and benefits paid and provided to our senior management;
- authorizes grants of stock options and other stock-based awards and recommends modifications to the plans in accordance with the provisions of our 2006 Equity Incentive Plan and Employee Share Plan;
- grants certain compensation awards to our senior management based on criteria linked to the performance of the individual and/or our company;

- administers the Performance-Based Compensation Agreement between us and Mr. A.G. Lowenthal;
- monitors compliance with the criteria performance-based awards or grants;
- administers and makes awards under our Stock Appreciation Rights Plan; and
- reviews and approves our Compensation Discussion and Analysis.

Audit Committee

In addition to the committees referred to above, the Board of Directors has an Audit Committee composed of four independent directors, the duties of which are set forth below.

The Board of Directors has adopted a written charter for the Audit Committee, a copy of which is posted on our website at www.opco.com. The Audit Committee:

- reviews annual, quarterly and all legally required public disclosure documents containing financial information that are submitted to the Board of Directors;
- reviews the nature, scope and timing of the annual audit carried out by the external auditors and reports to the Board of Directors;
- evaluates the external auditors' performance for the preceding fiscal year; reviews their fees and makes recommendations to the Board of Directors;
- pre-approves the audit, audit related and non-audit services provided by our auditors and the fee estimates for such services;
- reviews internal financial control policies, procedures and risk management and reports to the Board of Directors;
- meets with the external auditors quarterly to review quarterly and annual financial statements and reports and to consider material matters which, in the opinion of the external auditors, should be brought to the attention of the Board of Directors and the shareholders;
- reviews and directs the activities of our internal audit department, meets regularly with internal audit personnel and reports to the Board of Directors;
- reviews accounting principles and practices;
- reviews management reports with respect to litigation, capital expenditures, tax matters and corporate administration charges and reports to the Board of Directors;
- reviews related party transactions;
- reviews internal control policies and procedures with management and reports to the Board of Directors;
- reviews changes in accounting policies with the external auditors and management and reports to the Board of Directors;
- reviews and approves changes or waivers to our Code of Ethics for Senior Executive, Financial and Accounting Officers; and
- annually reviews the Audit Committee Charter and recommends and makes changes thereto as required.

All of the members of the audit committee are financially literate. The Board of Directors has determined that the Audit Committee includes two financial experts and that Messrs. W. Ehrhardt and K.W. McArthur, the financial experts, are independent as defined in Rule A-3(b) of the Exchange Act and Section 303A.02 of the NYSE's Listed Company Manual. Mr. Ehrhardt is a Certified Public Accountant and a member of the AICPA. Mr. McArthur is a member of the Institute of Chartered Accountants of British Columbia.

Board of Directors and Committee Meetings Held

During 2008, the following numbers of board and committee meetings were held:

Board of Directors	9
Audit Committee (AC)	5
Compensation and Stock Option Committee (CC)	3
Nominating and Corporate Governance Committee (NC)	1

Summary of Attendance of Directors

The following table summarizes the attendance record of each of our directors for 2008:

Name	Board Meetings Attended	% Of Board Meetings Attended	Committee Meetings Attended	% Of Committee Meetings Attended
J.L. Bitove	9	100%	2 of 2 AC 2 of 2 CC 1 of 1 NC	100%
R. Crystal	9	100%	1 of 1 NC	100%
W. Ehrhardt(1)	7	100%	3 of 3 AC 1 of 1 CC	100%
M.A.M. Keehner(1)	7	100%	3 of 3 AC 1 of 1 CC	100%
A.G. Lowenthal	9	100%	N/A	N/A
K.W. McArthur	9	100%	5 of 5 AC	100%
A.W. Oughtred	9	100%	N/A	N/A
E.K. Roberts	9	100%	N/A	N/A
B. Winberg	9	100%	5 of 5 AC 3 of 3 CC	100%

N/A means not applicable

(1) W. Ehrhardt and M.A.M. Keehner joined the Board of Directors on May 5, 2008.

Director Attendance at Annual Meeting

At the last Annual Meeting of Shareholders held on May 5, 2008, nine of the then nine nominees for election as a director attended. It is our policy that our directors attend our shareholders meetings.

REPORT OF THE AUDIT COMMITTEE

As required by our Audit Committee Charter, the Audit Committee reports as follows.

The Audit Committee oversees our financial reporting process on behalf of the Board of Directors. It meets with management and our internal audit group and independent auditors regularly and reports the results of its activities to the Board of Directors. In this connection, the Audit Committee has done with respect to fiscal 2008 the following:

- Reviewed and discussed with our management and PricewaterhouseCoopers LLP, our unaudited quarterly reports on Form 10-Q and quarterly reports to shareholders for the first three quarters of the year;
- Reviewed and discussed our audited financial statements and annual report on Form 10-K for the fiscal year ended December 31, 2008 with our management and PricewaterhouseCoopers LLP;
- Reviewed and discussed with our internal auditors their internal control program for the year, the internal audits conducted during the year, and their testing of internal controls in accordance with Section 404 of the Sarbanes-Oxley Act of 2002;
- Discussed with PricewaterhouseCoopers LLP the matters required to be discussed by SAS 61 (American Institute of Certified Public Accountants Codification of Statements on Auditing Standards), as amended;
- Received written disclosure from PricewaterhouseCoopers LLP as required by the applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant's communications with the audit committee concerning independence and discussed with PricewaterhouseCoopers LLP its independence; and
- Discussed with management and with PricewaterhouseCoopers LLP the documentation and testing of our internal accounting controls in accordance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002.

Based on the foregoing, the Audit Committee recommended to the Board of Directors our audited financial statements for the year ended December 31, 2008 prepared in accordance with U.S. GAAP be included in our Annual Report on Form 10-K and Annual Report to shareholders for the year ended December 31, 2008.

Members of the Audit Committee

William Ehrhardt — Chairman
Michael A.M. Keehner
Kenneth W. McArthur
Burton Winberg

REPORT OF THE NOMINATING AND CORPORATE GOVERNANCE COMMITTEE

As required by the Nominating/Corporate Governance Committee's Charter, the Nominating/Corporate Governance Committee reports as follows:

- The Nominating/Corporate Governance Committee is responsible for maintaining and developing governance principles consistent with high standards of corporate governance.
- The Nominating/Corporate Governance Committee assessed the composition and size of the Board of Directors and determined that the incumbent directors are performing effectively and has recommended that the slate remain unchanged.
- The Nominating/Corporate Governance Committee determined that Messrs. Bitove, Crystal, Ehrhardt, Keehner, McArthur and Winberg are independent in accordance with our independence standards. In addition, the Nominating/Corporate Governance Committee monitored director attendance at Board of Directors and committee meetings and determined that all directors attended 100% of meetings and that such attendance meets acceptable standards.
- The Nominating/Corporate Governance Committee supervised the Board of Directors' annual review of our Corporate Governance Guidelines.

Members of the Nominating/Corporate Governance Committee

Richard Crystal — Chairman
John L. Bitove
Michael A.M. Keehner

Security Ownership of Certain Beneficial Owners and Management

Our authorized capital includes 99,665 Class B Shares all of which are issued and outstanding, and an unlimited number of Class A Shares of which 12,968,992 Class A Shares were outstanding, and an unlimited number of First Preference Shares issuable in series of which none were outstanding as of March 30, 2009.

The following table sets forth certain information regarding the beneficial ownership of each class of our shares as of March 30, 2009, with respect to (i) each person known by us to beneficially own, or exercise control or discretion over, more than 5% (except as otherwise indicated) of any class of our shares, (ii) each of our directors and nominees for director, (iii) each of our executive officers named in the "Summary Compensation Table" set forth herein and (iv) our directors, nominees for director and executive officers as a group. The address of each beneficial owner for which an address is not otherwise indicated is: c/o Oppenheimer Holdings Inc., P.O. Box 2015, Suite 1110, 20 Eglinton Avenue West, Toronto, Ontario, Canada M4R 1K8.

For purposes of the table, beneficial ownership is determined pursuant to Rule 13d-3 of the Exchange Act, pursuant to which a person or group of persons is deemed to have "beneficial ownership" of shares which such person or group has the right to acquire within 60 days after March 30, 2009. The percentage of shares deemed outstanding is based on 12,968,992 Class A Shares and 99,665 Class B Shares outstanding as of March 30, 2009. In addition, for purposes of computing the percentage of Class A Shares owned by each person, the percentage includes all Class A Shares issuable upon the exercise of outstanding options held by such persons within 60 days after March 30, 2009.

There are no outstanding rights to acquire beneficial ownership of any Class B Shares.

Mr. A.G. Lowenthal and Mrs. Olga Roberts have advised us that they intend to vote all of the Class B Shares owned and controlled by them for the matters referred to in the Notice of Meeting to be voted on at the Meeting and all of the Class A Shares owned and controlled by them for Proposal 1 in the Notice of Meeting to be voted on at the Meeting.

	Class A Shares		Class B Shares	
Name of Beneficial Owner	**Shares**	**%**	**Shares**	**%**
Private Capital Management, L.P.(1)	1,289,922	9.9%	—	—
Mackenzie Financial Corporation(2)	803,919	6.2%	—	—
GMT Capital Corp.(3)	800,478	6.2%	—	—
Howson Tattersall Investment Counsel Ltd.(4)	797,719	6.2%	—	—
River Road Asset Management, LLC(5)	699,555	5.4%	—	—
Olga Roberts(6)	324,955	2.5%	44,309	44.5%
Executive Officers, Directors, and Others				
Albert G. Lowenthal(7)	2,872,569	22.1%	50,975	51.1%
J.L. Bitove(8)	6,730	*	20	*
R. Crystal(9)	14,300	*	—	—
W. Ehrhardt	1,000	*	—	—
M. Heinberg(10)	9,775	*	—	—
C. Holmes(11)	20,655	*	—	—
M.A.M. Keehner	1,000	*	—	—
K.W. McArthur(12)	66,950	*	—	—
A.W. Oughtred(13)	13,050	*	—	—
B. Perman	—	—	—	—
E.K. Roberts(14)	176,594	1.4%	220	*
B. Winberg(15)	15,050	*	—	—
Executive Officers and Directors as a group (12 persons)	3,197,673	24.7%	51,221	51.4%

* Less than 1%

(1) Based solely on a Schedule 13G filed with the SEC on May 12, 2008 by Private Capital Management, L.P. ("PCM"), all such shares are beneficially owned by PCM, a registered investment advisor. PCM has sole voting power and sole dispositive power of 190,404 Class A Shares. PCM has shared voting power and shared dispositive power of 1,690,092 Class A Shares. PCM exercises shared voting authority with respect to Class A Shares held by those PCM clients that have delegated proxy voting authority to PCM. Such delegation may be granted or revoked at any

time at the client's discretion. PCM disclaims beneficial ownership of Class A Shares over which it has dispositive power and disclaims the existence of a group. The address of PCM is 8889 Pelican Bay Blvd., Suite 500, Naples, FL 34108.

(2) Based solely on a Schedule 13G filed with the SEC on January 20, 2009 by Mackenzie Financial Corporation ("MFC"), all such Class A Shares are beneficially owned by MFC, a registered investment advisor. MFC has sole dispositive power and sole voting power of all such Class A Shares. The address of MFC is 180 Queen Street West, Toronto, Ontario, Canada M5V 3K1.

(3) Based solely on a Schedule 13G filed with the SEC on May 7, 2008 by Bay Resource Partners, L.P. ("Bay"), Bay II Resource Partners, L.P. ("Bay II"), Bay Resource Partners Offshore Fund, Ltd. ("Offshore Fund"), GMT Capital Corp. ("GMT Capital") and Thomas E. Claugus. Bay has shared voting and dispositive power with respect to 160,200 Class A Shares. Bay II has shared voting and dispositive power with respect to 142,200 Class A Shares. Offshore Fund has shared voting and dispositive power with respect to 400,978 Class A Shares. GMT Capital has shared voting and dispositive power with respect to 781,278 Class A Shares. Mr. Claugus has shared voting and dispositive power with respect to 781,278 Class A Shares and sole voting and dispositive power with respect to an additional 19,200 Class A Shares. GMT Capital, the general partner of Bay and Bay II, has the power to direct the affairs of Bay and Bay II, including the voting and disposition of Class A Shares. As the discretionary investment manager of the Offshore Fund and certain other accounts, GMT Capital has power to direct the voting and disposition of Class A Shares held by the Offshore Fund and such accounts. Mr. Claugus is the President of GMT Capital and in that capacity directs the operations of each of Bay and Bay II and the voting and disposition of Class A Shares held by the Offshore Fund and separate client accounts managed by GMT Capital. The address of the business office of each of the above entities is 2100 RiverEdge Parkway, Ste. 840, Atlanta, GA 30328.

(4) Based solely on a Schedule 13D filed with the SEC on September 24, 2008 by Howson Tattersall Investment Counsel Limited ("HTIC"), all such Class A Shares are beneficially owned by HTIC, a Canadian corporation. HTIC has sole voting power and sole dispositive power of all such Class A Shares. The address of HTIC is 70 University Avenue, Suite 1100, Toronto, Ontario, Canada M5J 2M4.

(5) Based solely on a Schedule 13G filed with the SEC on February 17, 2009 by River Road Asset Management, LLC ("RRAM"), all such Class A Shares are beneficially owned by RRAM, a registered investment advisor. RRAM has sole dispositive power of 699,555 Class A Shares and sole voting power of 555,931 Class A Shares. The address of RRAM is 462 S. 4th St., Suite 1600, Louisville, KY 40202.

(6) With respect to the Class B Shares, Mrs. Roberts, who is the mother of E.K. Roberts, our President and Treasurer, owns 100 Class B Shares directly and 44,209 Class B Shares indirectly through Elka Estates Limited, an Ontario corporation, which is wholly-owned by Mrs. Roberts. With respect to the Class A Shares, Mrs. Roberts owns 41,900 Class A Shares directly and 283,055 Class A Shares through Elka Estates Limited.

(7) With respect to the Class A Shares, Mr. Lowenthal is the sole general partner of Phase II Financial L.P., a New York limited partnership, which is the record holder of 2,859,430 Class A Shares. Mr. Lowenthal holds 11,773 Class A Shares through the Oppenheimer 401(k) plan, and 1,366 Class A Shares directly. With respect to the Class B Shares, Phase II, an Ontario corporation wholly-owned by Mr. Lowenthal, is the holder of record of all such shares.

(8) Mr. Bitove holds 480 Class A Shares directly and 6,250 Class A Shares are beneficially owned in respect of Class A Shares issuable on the exercise of options under the EIP.

(9) Mr. Crystal owns 4,300 Class A Shares directly and 10,000 Class A Shares are beneficially owned in respect of Class A Shares issuable on the exercise of options under the EIP.

(10) Mr. Heinberg owns 275 Class A Shares through the Oppenheimer 401(k) plan and 9,500 Class A Shares are beneficially owned in respect of Class A Shares issuable on the exercise of options under the EIP.

(11) Mr. Holmes owns 20,000 Class A Shares directly and 655 Class A Shares through the Oppenheimer 401(k) plan.

(12) Mr. McArthur owns 20,000 Class A Shares directly, 25,700 Class A Shares are held through Shurway Capital and 21,250 Class A Shares are beneficially owned in respect of Class A Shares issuable on the exercise of options under the EIP.

(13) Mr. Oughtred owns 5,500 Class A Shares directly and 6,250 Class A Shares are beneficially owned in respect of Class A Shares issuable on the exercise of options under the EIP. Mr. Oughtred's wife owns 1,300 Class A Shares directly.

(14) Ms. Roberts owns 176,594 Class A Shares directly and 10,000 Class A Shares are beneficially owned in respect of Class A Shares awarded under the ESP which vest on January 29, 2011.

(15) Mr. Winberg owns 8,800 Class A Shares directly and 6,250 Class A Shares are beneficially owned in respect of Class A Shares issuable on the exercise of options under the EIP.

There are no arrangements, known to us, the operation of which may at a subsequent date result in a change of control of our company.

All Class A Shares authorized under the EIP have been approved by the Class B Shareholders. A description of the 2006 Equity Incentive Plan appears in note 12 of our consolidated financial statements for the year ended December 31, 2008 included in Item 8 of our Annual Report on Form 10-K for the year ended December 31, 2008 which is incorporated by reference into this Circular. The 1996 EIP expired on April 19, 2006 and was replaced by the 2006 EIP effective

December 11, 2006. Class A Shares authorized for issuance under the Equity Incentive Plans as of December 31, 2008 are as follows:

Plan	Number of Class A Shares to be issued upon exercise of outstanding options	Weighted average exercise price of outstanding options	Number of Class A Shares remaining available for future issuance
1996 Equity Incentive Plan	581,347	$29.80	0
2006 Equity Incentive Plan	359,385	$33.17	520,525
April 27, 2006 Equity Incentive Award	10,000	$26.50	0

Class A Shares authorized for issuance under the Oppenheimer Employee Share Plan, or the ESP, as at December 31, 2008 are as follows: All Class A Shares authorized for issue under the ESP have been approved by our shareholders.

Number of Class A Shares to be issued upon vesting of grants under the ESP	Weighted average exercise price of outstanding ESP grants	Number of Class A Shares remaining available for future issuance under the ESP
508,447	$34.87	414,472

We issued warrants for the purchase of 1,000,000 Class A Shares at a price of $48.62 per share exercisable five years from closing of the CIBC Acquisition to CIBC on connection with the January 14, 2008 acquisition. See note 18 to our consolidated financial statements for the year ended December 31, 2008 included in Item 8 of our Annual Report on Form 10-K for the year ended December 31, 2008 which is incorporated by reference into this Circular.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires our directors and executive officers, and persons who own more than ten percent of a registered class of our equity securities, to file by specific dates with the SEC initial reports of ownership and reports of changes in ownership of our equity securities. Officers, directors and greater than ten percent shareholders are required by SEC regulation to furnish us with copies of all Section 16(a) forms that they file. We are required to report in this Circular any failure of our directors and executive officers and greater than ten percent shareholders to file by the relevant due date any of these reports during the preceding fiscal year (or, to the extent not previously disclosed, any prior fiscal year).

To our knowledge, based solely on review of copies of such reports furnished to us during the fiscal year ended December 31, 2008 and representations made to us by such persons, all Section 16(a) filing requirements applicable to our officers, directors and greater than ten percent shareholders were complied with.

Certain Relationships and Related Party Transactions

Indebtedness of Directors and Executive Officers

The following sets out information with respect to the aggregate indebtedness of our directors and executive officers under securities purchase and other programs. On December 31, 2008 and since that date, none of our directors and the executive officers were or have been indebted to us, except as follows:

Indebtedness Of Directors And Executive Officers Under (1) Securities Purchase And (2) Other Programs

Name and Principal Position(a)	Involvement of Company or Subsidiary (b)	Largest Amount Outstanding During 2008 ($) (c)	Amount Outstanding as at March 14, 2009 ($) (d)	Financially Assisted Securities Purchases During 2008 (#) (e)	Security for Indebtedness (f)	Amount Forgiven During 2007 ($) (g)
Securities Purchase Programs						
N/A						
Other Programs						
A.G. Lowenthal (Chairman, CEO, and Director of the Corporation)	Oppenheimer Margin Account	$2,811,990	Nil	—	Margined securities	—

During the year 2008 certain of our directors, executive officers and senior officers of Oppenheimer & Co. and Oppenheimer Asset Management, our subsidiaries, maintained margin accounts with Oppenheimer & Co. in connection with the purchase of securities (including our securities). These margin accounts are substantially on the same terms, including interest rates and collateral, as those prevailing from time to time for comparable transactions with non-affiliated persons and do not involve more than the normal risk of collectibility.

Other Relationships and Transactions

Robert Lowenthal, the son of A.G. Lowenthal, our Chairman of the Board and Chief Executive Officer, is the Senior Managing Director of Oppenheimer & Co.'s Taxable Fixed Income Trading Department. He received a salary, bonus and commission income aggregating $558,139 during fiscal 2008.

Andrew Crystal, the brother of R. Crystal, one of our directors, is an Oppenheimer & Co. financial advisor and is compensated on the same basis as other Oppenheimer & Co. financial advisors.

As disclosed under "*Security Ownership of Certain Beneficial Owners and Management*", Olga Roberts, the mother of E.K. Roberts, one of our directors and President and Treasurer, owns 324,955 Class A Shares and 44,309 Class B Shares, representing 2.4% of the outstanding Class A Shares and 44.4% of the outstanding Class B Shares.

Our Code of Conduct and Business Ethics contains prohibitions and restrictions on our directors, executive officers and other employees from entering into or becoming involved in situations which could give rise to conflicts of interest with us. Our directors, senior executives and employees and our subsidiaries are required to avoid investments or other interests and associations that interfere, might interfere or might be perceived to interfere, with the independent exercise of judgment in our best interests.

Our directors, senior executives and employees may not advance their personal interests at our expense nor may they personally take or benefit from opportunities arising from their employment with us.

Normal Course Issuer Bid

On August 18, 2008, we announced that during the 12-month period commencing August 19, 2008 we intended to purchase up to 700,000 of our Class A Shares by way of a Normal Course Issuer Bid through the facilities of the NYSE, representing approximately 5% of the outstanding Class A Shares. We purchased 650,000 Class A Shares in fiscal 2008 at an average price per share of $26.44. All shares purchased by us pursuant to Normal Course Issuer Bids are cancelled. We may, at our option, apply to extend the program for an additional 12-month period. Effective December 22, 2008, our Senior Secured Credit Note requires a pay down of principal equal to the cost of any share repurchases made pursuant to the Normal Course Issuer Bid.

PROPOSAL NO. 3 — APPOINTMENT OF AUDITORS

The Audit Committee has nominated PricewaterhouseCoopers LLP for reappointment as our auditors for the 2009 fiscal year. The appointment of auditors and the authorization of the Board of Directors and Audit Committee to fix the remuneration of the auditors requires the affirmative vote of a simple majority of the Class B Shares voted at the Meeting.

OUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR THE APPOINTMENT OF THE AUDITORS PROPOSAL.

Principal Accounting Fees and Services

PricewaterhouseCoopers LLP has served as our auditors since 1993. PricewaterhouseCoopers LLP has advised us that neither the firm nor any of its members or associates has any direct financial interest or any material indirect financial interest in us or any of our affiliates other than as our auditor.

The fees billed to us and our subsidiaries by PricewaterhouseCoopers LLP during the years 2008 and 2007 were as follows:

	Year ended December 31	
	2008	2007
Audit fees	$1,095,400	$915,000
Audit-related fees	Nil	Nil
Tax fees	8,600	8,600
All other fees	23,700	Nil
	$1,127,700	$923,600

The audit fees include the fees for the audit of our annual consolidated financial statements for the year 2008 and the review of the quarterly financial statements included in the Forms 10-Q filed by us and the interim reports to shareholders sent to shareholders during the year. During 2007 and 2008, we retained Ernst & Young LLP to provide tax related services to us. PricewaterhouseCoopers LLP provides tax compliance services for us in Canada. Plante Moran, PLLC performs the audit of the Oppenheimer & Co. Inc. 401(K) Plan. Ernst & Young LLP has been retained to audit Oppenheimer Israel (OPCO) Ltd. for fiscal 2008. Margolis & Company P.C. has been retained to audit Evanston Financial Corporation for fiscal 2008.

The Audit Committee has the sole authority and responsibility to nominate independent auditors for appointment by shareholders, and to recommend to shareholders that independent auditors be removed. The Audit Committee has nominated PricewaterhouseCoopers LLP for appointment as our auditors by the shareholders at the Meeting.

The Audit Committee recommends and the Board of Directors approves all audit engagement fees and terms in addition to all non-audit engagements and engagement fees submitted by independent auditors. The process begins prior to the commencement of the audit. The fees described above were 100% pre-approved.

INTEREST OF MANAGEMENT IN THE PROPOSALS TO BE ACTED UPON

No person who has been our director or executive officer since the beginning of our last fiscal year nor any of their associates or affiliates has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in the domestication other than those interests arising from their ownership of our capital stock.

LEGAL MATTERS

Certain legal matters relating to the domestication under United States law will be passed upon by Bingham McCutchen LLP and Richards, Layton & Finger, P.A. Certain legal matters relating to the Canadian tax consequences of the domestication will be passed upon by Borden Ladner Gervais LLP.

EXPERTS

The financial statements and management's assessment of the effectiveness of internal control over financial reporting (which is included in Management's Report on Internal Control over Financial Reporting) incorporated in this Circular by reference to the Annual Report on Form 10-K for the year ended December 31, 2008 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

SHAREHOLDER PROPOSALS

The CBCA, which currently governs our company, provides that certain registered or beneficial holders of shares entitled to vote at a meeting of shareholders may, in accordance with the provisions of the CBCA, submit a notice to us of a proposal that the holder wishes to be considered by the shareholders entitled to vote at a meeting of shareholders. If the domestication is not completed, in order for any shareholder proposal to be included in the management proxy circular for the next annual meeting of our shareholders following the Meeting, the proposal must comply with the provisions of the CBCA and be submitted to us at our registered office at 20 Eglinton Avenue West, Suite 1110, Toronto, Ontario M4R 1K8 (Attention: Secretary) prior to January 3, 2010. If the domestication is completed, in order for any stockholder proposal to be included in the proxy statement for the next annual meeting of stockholders of Oppenheimer Holdings following the Meeting, the proposal must be submitted to Oppenheimer Holdings at its office at 20 Eglinton Avenue West, Suite 1110, Toronto, Ontario, Canada M4R 1K8 (Attention: Secretary) prior to February 7, 2010.

COMMUNICATIONS WITH THE BOARD OF DIRECTORS

Holders of Class A and Class B Shares or interested parties may communicate with the Board of Directors, including to request copies of our Annual Report on Form 10-K for the year ended December 31, 2008, which includes our financial statements and management discussion and analysis, by e-mail to investorrelations@opy.ca (Attention: Board of Directors) or by mail to:

Oppenheimer Holdings Inc.
Board of Directors
c/o The President
20 Eglinton Avenue West
P.O. Box 2015, Suite 1110
Toronto, Ontario, Canada
M4R 1K8

All such correspondence will be forwarded to the Lead Director or to any individual director or directors to whom the communication is or are directed, unless the communication is unduly hostile, threatening, illegal, does not reasonably relate to us or our business or is similarly inappropriate. Our President has the authority to discard or disregard inappropriate communications or to take other reasonable actions with respect to any such inappropriate communications.

WHERE YOU CAN FIND MORE INFORMATION

This Circular constitutes part of a registration statement on Form S-4 that we filed with the SEC. You may read and copy this Circular at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of this Circular by mail from the Public Reference Section of the SEC at prescribed rates. To obtain information on the operation of the Public Reference Room, you can call the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website that contains reports, proxy and information statements and other information regarding issuers, including Oppenheimer Holdings Inc., that file electronically with the SEC. The address of the SEC's Internet website is http://www.sec.gov.

Additional information relating to us is available on our website at www.opco.com and on SEDAR at www.sedar.com.

The SEC allows us to incorporate certain information into this Circular by reference to other information that has been filed with the SEC. The information incorporated by reference is deemed to be part of this Circular, except for any information that is superseded by information in this Circular. The documents that are incorporated by reference contain important information about us and you should read this Circular together with any other documents incorporated by reference into this document.

This Circular incorporates by reference the following documents that we have previously filed with the SEC:

- Annual Report on Form 10-K for the year ended December 31, 2008;
- Current Report on Form 8-K filed with the SEC on March 11, 2009, as amended by Form 8-K/A; and
- Any documents filed by us under Sections 13(a), 13(c) or 14 of the Exchange Act after the date of this Circular and prior to the date of the Meeting.

DIRECTORS' APPROVAL

The contents of and sending of this Circular have been approved by our Board of Directors.

DATED AS OF this 2nd day of April, 2009.

Secretary

EXHIBIT A — SPECIAL RESOLUTION

RESOLVED AS A SPECIAL RESOLUTION THAT:

1. The Corporation is authorized to apply to the Director appointed under the Canada Business Corporations Act (the "CBCA") for a continuance in the State of Delaware.
2. The Corporation is authorized to file with the Secretary of State of the State of Delaware the certificate of corporate domestication and a certificate of incorporation pursuant to, and in accordance with, the General Corporation Law of the State of Delaware (the "DGCL") as if it has been incorporated thereunder (the "Domestication").
3. Effective on the date of the Domestication, the Corporation shall file a certificate of corporate domestication and certificate of incorporation and by-laws in the forms as set out in Exhibits B, C, and D to the management proxy circular dated as of April 2, 2009 (the "Circular") each of which is hereby approved in all respects.
4. Notwithstanding that this special resolution shall have been duly passed by the shareholders of the Corporation, the directors of the Corporation are authorized, in their sole discretion, to abandon the application for a certificate of corporate domestication and a certificate of incorporation under the DGCL at any time prior to the filing or issue thereof without further approval of the shareholders of the Corporation.
5. Any director or officer of the Corporation is authorized and directed to execute and deliver or cause to be executed and delivered all such documents and instruments and to take or cause to be taken all such other actions as such director or officer may determine to be necessary or desirable to carry out the intent of the foregoing special resolution, such determination to be conclusively evidenced by the execution and delivery of such documents and instruments and the taking of such actions.

EXHIBIT B — FORM OF CERTIFICATE OF CORPORATE DOMESTICATION

CERTIFICATE OF CORPORATE DOMESTICATION
OF
Oppenheimer Holdings Inc.

The undersigned, presently a corporation organized and existing under the laws of Canada, for the purposes of domesticating under Section 388 of the General Corporation Law of the State of Delaware, does certify that:

1. The corporation (hereinafter called the "corporation") was first formed, incorporated, or otherwise came into being on November 16, 1933 in the jurisdiction of British Columbia, Canada, continued on October 12, 1977 under the laws of Ontario, Canada, and continued on May 11, 2005 under the federal laws of Canada.

2. The name of the corporation immediately prior to the filing of this certificate of corporate domestication pursuant to the provisions of Section 388 of the General Corporation Law of the State of Delaware was Oppenheimer Holdings Inc.

3. The name of the corporation as set forth in its certificate of incorporation to be filed in accordance with Section 388(b) of the General Corporation Law of the State of Delaware is Oppenheimer Holdings Inc.

4. The jurisdiction that constituted the seat, siege social, or principal place of business or central administration of the corporation, or other equivalent thereto under applicable law immediately prior to the filing of this certificate of corporate domestication pursuant to the provisions of Section 388 of the General Corporation Law of the State of Delaware is Ontario, Canada.

5. The domestication has been approved in the manner provided for by the document, instrument, agreement or other writing, as the case may be, governing the internal affairs of the corporation and the conduct of its business or by applicable non-Delaware law, as appropriate.

6. The effective time of this certificate of corporate domestication shall be , 2009.

IN WITNESS WHEREOF, the corporation has caused this Certificate to be executed by its duly authorized officer on this day of , 2009.

OPPENHEIMER HOLDINGS INC.,
a Canadian corporation

By: ______________________________

Name:
Title:

EXHIBIT C — FORM OF CERTIFICATE OF INCORPORATION

CERTIFICATE OF INCORPORATION
OF
OPPENHEIMER HOLDINGS INC.

I, the undersigned, for the purposes of incorporating and organizing a corporation under the General Corporation Law of the State of Delaware (the "DGCL"), do execute this Certificate of Incorporation and do hereby certify as follows:

Article I

The name of the Corporation is Oppenheimer Holdings Inc. (the "Corporation").

Article II

The address of the Corporation's registered office in the State of Delaware is 2711 Centerville Road, Suite 400 in the City of Wilmington, County of New Castle County. The registered agent in charge thereof is Corporation Service Company.

Article III

The nature of the business and purposes to be conducted or promoted by the Corporation is to engage in any lawful act or activity for which corporations may be organized under the DGCL.

Article IV

The total number of shares of all classes of stock which the Corporation shall have authority to issue is 100,099,680 shares, consisting solely of:

50,000,000 shares of Preferred Stock, par value $0.001 per share (the "Preferred Stock");

50,000,000 shares of Class A Non-Voting Common Stock, par value $0.001 per share (the "Class A Common Stock"); and

99,680 shares of Class B Voting Common Stock, par value $0.001 per share (the "Class B Common Stock" and together with the Class A Common Stock, the "Common Stock").

Upon the effectiveness of the Certificate of Corporate Domestication of Oppenheimer Holdings Inc., a Canadian corporation, and this Certificate of Incorporation (the "Effective Time"), (i) each Class A non-voting share, no par value, of Oppenheimer Holdings Inc., a Canadian corporation, issued and outstanding immediately prior to the Effective Time will for all purposes be deemed to be one issued and outstanding, fully paid and nonassessable share of Class A Common Stock, without any action required on the part of the Corporation or the holders thereof and (ii) each Class B voting share, no par value, of Oppenheimer Holdings Inc., a Canadian corporation, issued and outstanding immediately prior to the Effective Time will for all purposes be deemed to be one issued and outstanding, fully paid and nonassessable share of Class B Common Stock, without any action required on the part of the Corporation or the holders thereof. Any stock certificate that, immediately prior to the Effective Time, represented Class A non-voting shares or Class B voting shares of Oppenheimer Holdings Inc., a Canadian corporation, will, from and after the Effective Time, automatically and without the necessity of presenting the same for exchange, represent the same number of shares of the Class A Common Stock or Class B Common Stock, as applicable.

The following is a statement of the powers, designations, preferences, relative rights, qualifications, limitations, and restrictions in respect of each class of capital stock of the Corporation.

A. *COMMON STOCK.*

1. *General.* The voting, dividend and liquidation rights of the holders of Common Stock are subject to and qualified by the rights of the holders of Preferred Stock.

2. *Voting*. The holders of Class B Common Stock are entitled to one vote for each share held as of the record date for each meeting of stockholders. Except as expressly provided herein or as required by law, the holders of Class A Common Stock will have the same powers, rights, and preferences as, and will rank equally and share proportionately with, and be identical in all respects as to all matters to, the Class B Common Stock, including the right to attend stockholders meetings and receive informational distributions from the Corporation with respect to such meetings; provided, however, that the holders of Class A Common Stock will have no voting rights other than those voting rights required by law. There shall be no cumulative voting.

3. *Dividends*. Dividends may be declared and paid on the Common Stock from funds lawfully available therefor if, as and when determined by the board of directors of the Corporation (the "Board of Directors") and subject to any preferential dividend rights of any then outstanding shares of Preferred Stock.

B. *PREFERRED STOCK*.

Preferred Stock may be issued from time to time in one or more series. The Board is authorized to fix the number of shares of any series of Preferred Stock and to determine the designation of any such series. The Board is also authorized to determine or alter the powers, rights, preferences, qualifications, restrictions, and limitations granted to or imposed upon any wholly unissued series of Preferred Stock and, within the limits and restrictions stated in any resolution or resolutions of the Board originally fixing the number of shares constituting any series, to increase or decrease (but not below the number of shares of such series then outstanding) the number of shares of any such series subsequent to the issue of shares of that series.

C. *GENERAL*.

The number of authorized shares of any class or classes of stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the outstanding stock of the Corporation entitled to vote.

Article V

The name and mailing address of the incorporator are as follows:

Name	**Address**
Dennis McNamara	Oppenheimer Holdings Inc. 125 Broad Street, 14th Floor New York, NY 10004

Article VI

No director of the Corporation shall be personally liable to the Corporation or to any of its stockholders for monetary damages for breach of fiduciary duty as a director, notwithstanding any provision of law imposing such liability; provided, however, that to the extent required from time to time by applicable law, this Article VI shall not eliminate or limit the liability of a director, to the extent such liability is provided by applicable law, (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transactions from which the director derived an improper personal benefit. If the DGCL hereafter is amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director of the Corporation, in addition to the limitation on personal liability provided herein, shall be limited to the fullest extent permitted by the amended DGCL. No amendment to or repeal of this Article VI shall apply to or have any effect on the liability or alleged liability of any director for or with respect to any acts or omissions of such director occurring prior to the effective date of such amendment or repeal.

Article VII

Any action required or permitted to be taken by the stockholders of the Corporation may be taken only at a duly called annual or special meeting of the stockholders, and no action may be taken by the written consent of stockholders.

Article VIII

In furtherance and not in limitation of the powers conferred by the laws of the State of Delaware, the Board is expressly authorized to make, alter and repeal the by-laws of the Corporation.

Article IX

The powers of the incorporator are to terminate upon the filing of this Certificate of Incorporation with the Secretary of State of the State of Delaware. The name and mailing address of the persons who are to serve as the initial directors of the Corporation until the annual meeting of stockholders of the Corporation following the filing of this Certificate of Incorporation, or until his or her successor is duly elected and qualified, are: J.L. Bitove, R. Crystal, W. Ehrhardt, M.A.M. Keehner, A.G. Lowenthal, K.W. McArthur, A.W. Oughtred, E.K. Roberts, and B. Winberg c/o Oppenheimer Holdings Inc., P.O. Box 2015, Suite 1110, 20 Eglinton Avenue West, Toronto, Ontario, Canada M4R 1K8.

The effective time of this Certificate of Incorporation shall be   , 2009.

The undersigned incorporator hereby acknowledges that the foregoing certificate of incorporation is his act and deed on this   day of   , 2009.

By: ______________________________

Name: Dennis McNamara
Title: Incorporator

EXHIBIT D — FORM OF BY-LAWS

OPPENHEIMER HOLDINGS INC.
BY-LAWS

ARTICLE I

GENERAL

1.1. ***Offices***. The registered office of Oppenheimer Holdings Inc. (the "Company") shall be in the City of Wilmington, County of New Castle, State of Delaware. The Company may also have offices at such other places both within and without the State of Delaware as the Board of Directors may from time to time determine or the business of the Company may require.

1.2. ***Seal***. The Company may have one or more different corporate seals, which the Board of Directors may from time to time adopt or change, on which the name of the Company shall appear.

1.3. ***Fiscal Year.*** The fiscal year of the Company shall be the period from January 1 through December 31 unless changed by resolution of the Board of Directors.

ARTICLE II

STOCKHOLDERS

2.1. ***Place of Meetings***. Each meeting of the stockholders shall be held upon notice as hereinafter provided, at such place, either within or without of the State of Delaware, as the Board of Directors shall have determined and as shall be stated in the relevant notice of meeting.

2.2. ***Annual Meeting***. The annual meeting of the stockholders shall be held each year on such date and at such time as the Board of Directors may determine. At each annual meeting the stockholders entitled to vote shall elect such members of the Board of Directors as are standing for election, by plurality vote and they may transact such other corporate business as may properly be brought before the meeting. At the annual meeting any business may be transacted, irrespective of whether the notice calling such meeting shall have contained a reference thereto, except where notice is required by law, the Company's Certificate of Incorporation (as amended and in effect from time to time, the "Charter"), or these by-laws.

2.3. ***Quorum***. At all meetings of the stockholders, the presence, in person or represented by proxy, of at least two (2) stockholders holding a majority in voting power of the stock issued and outstanding and entitled to vote, shall constitute a quorum requisite for the transaction of business except as otherwise provided by law, the Charter or these by-laws. Whether or not there is such a quorum at any meeting, the chairman of the meeting or the stockholders entitled to vote thereat, present in person or by proxy, by a majority vote, may adjourn the meeting from time to time without notice other than announcement at the meeting. If the adjournment is for more than thirty (30) days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting. At such adjourned meeting, at which the requisite amount of voting stock shall be represented, any business may be transacted that might have been transacted if the meeting had been held as originally called. The stockholders present in person or by proxy at a duly called meeting at which a quorum is present may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum.

2.4. ***Right to Vote; Proxies***. Subject to the provisions of the Charter, each holder of a share or shares of capital stock of the Company having the right to vote at any meeting shall be entitled to one vote for each such share of stock held by him. Any stockholder entitled to vote at any meeting of stockholders may vote either in person (including by means of remote communications, if any, by which stockholders may be deemed to be present in person and vote at such meeting) or by proxy, but no proxy that is dated more than three years prior to the meeting at which it is offered shall confer the right to vote thereat unless the proxy provides that it shall be effective for a longer period. A proxy may be granted by a writing executed by the stockholder or his authorized agent or by transmission or authorization of transmission of a telegram, cablegram, or other means of electronic transmission to the person who will be the holder of the proxy or to a proxy solicitation firm, proxy support service organization, or like agent duly authorized by the person who will be the holder of the proxy to receive such transmission, subject to the conditions set forth in Section 212 of the General Corporation Law of the State of Delaware, as it may be amended from time to time (the "DGCL").

2.5. ***Voting***. At all meetings of stockholders, except as otherwise expressly provided for by statute, the Charter or these by-laws, (i) in all matters other than the election of directors, the affirmative vote of a majority in voting power of shares present in person or represented by proxy at the meeting and entitled to vote on such matter shall be the act of the stockholders, and (ii) members of the Board of Directors, as are standing for election, shall be elected by a plurality vote.

2.6. ***Notice of Annual Meetings***. Notice of the annual meeting of the stockholders shall be given to each stockholder entitled to vote at such meeting at such address as appears on the stock books of the Company at least ten (10) days (and not more than sixty (60) days) prior to the meeting. The Board of Directors may postpone any annual meeting of the stockholders at its discretion, even after notice thereof has been mailed. It shall be the duty of every stockholder to furnish to the Secretary of the Company or to the transfer agent, if any, of the class of stock owned by him and his post-office address, and to notify the Secretary of any change therein. Notice need not be given to any stockholder who submits a written waiver of notice given by him before or after the time stated therein. Attendance of a stockholder at a meeting of stockholders shall constitute a waiver of notice of such meeting, except when the stockholder attends the meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders need be specified in any written waiver of notice.

2.7. ***Stockholders' List***. A complete list of the stockholders entitled to vote at any meeting of stockholders, arranged in alphabetical order and showing the address of each stockholder, and the number of shares registered in the name of each stockholder, shall be prepared by the officer who has charge of the stock ledger and shall be open to examination of any stockholder, for any purpose germane to the meeting for a period of at least ten (10) days before such meeting (i) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting, or (ii) during the ordinary business hours at the principal office of the Company. Said list shall be open to examination during the whole time of said meeting, at the place of said meeting, or, if the meeting held is by remote communication, on a reasonably accessible electronic network and the information required to access such list shall be provided with the notice of the meeting.

2.8. ***Special Meetings***. Special meetings of the stockholders for any purpose or purposes, unless otherwise provided by statute, may be called only by the Chairman of the Board of Directors, a majority of the Board of Directors, the Chief Executive Officer or the President. Any such person or persons may postpone any special meeting of the stockholders at its or their discretion, even after notice thereof has been mailed.

2.9. ***Notice of Special Meetings***. Notice of a special meeting of stockholders, stating the time and place and object thereof shall be given not less than ten (10) nor more than sixty (60) days before such meeting, to each stockholder entitled to vote at such meeting, at such address as appears on the books of the Company. No business may be transacted at such meeting except that referred to in said notice, or in a supplemental notice given also in compliance with the provisions hereof, or such other business as may be germane or supplementary to that stated in said notice or notices. Notice need not be given to any stockholder who submits a written waiver of notice signed by him before or after the time stated therein. Attendance of a stockholder at a meeting of stockholders shall constitute a waiver of notice of such meeting, except when the stockholder attends the meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders need be specified in any written waiver of notice.

2.10. ***Inspectors***.

(a) If required by law, one or more inspectors shall be appointed by the Board of Directors in advance of any meeting of the stockholders to act at the meeting and make a written report thereof. If no inspector or alternate is able to act at a meeting of the stockholders, the person presiding at the meeting shall appoint one or more inspectors to act at such meeting. Before discharging his duties as an inspector, each inspector shall take and sign an oath to execute his duties with strict impartiality and to the best of his ability. At the meeting for which the inspector or inspectors are appointed, he or they shall ascertain the number of shares outstanding and the voting power of each, determine the shares represented at the meeting and the validity of proxies and ballots, count all votes and ballots, retain for a reasonable period a record of the disposition of any challenges made to any determination by the inspectors and certify the determination of the shares represented and the count of all votes and ballots.

(b) At any time at which the Company has a class of voting stock that is (i) listed on a national securities exchange, or (ii) held of record by more than 2,000 stockholders, the provisions of Section 231 of the DGCL with respect to inspectors of election and voting procedures shall apply, in lieu of the provisions of paragraph (a) of this Section 2.10.

2.11. ***Procedures***. Nominations for the Board of Directors and other business may be brought before a meeting of stockholders solely by holders of those classes of stock entitled to voting rights as set forth in the Charter, and solely in accordance with the provisions of this Section 2.11. For such nominations for the Board of Directors or for such other business to be properly brought by a stockholder before a meeting of stockholders, the stockholder must first have given timely written notice thereof to the Secretary of the Company. To be timely, a notice of nominations or other business to be brought before an annual meeting of stockholders must be delivered to the Secretary not less than 90 nor more than 120 days prior to the first anniversary of the date of the Company's annual meeting of the preceding year, or if the date of the annual meeting is more than 30 days before or more than 60 days after such anniversary, such notice must be delivered not earlier than 90 days prior to such annual meeting and not later than the later of (i) 60 days prior to the annual meeting or (ii) 10 days following the date on which public announcement of the date of such annual meeting is first made by the Company. With respect to special meetings of stockholders, such notice must be delivered to the Secretary not more than 120 days prior to such meeting and not later than the later of (i) 90 days prior to such meeting or (ii) 10 days following the date on which public announcement of the date of such meeting is first made by the Company. Such notice must contain the name and address of the stockholder delivering the notice and a statement with respect to the amount of the Company's stock beneficially and/or legally owned by such stockholder, the nature of any such beneficial ownership of such stock, the beneficial ownership of any such stock legally held by such stockholder but beneficially owned by one or more others, and the length of time for which all such stock has been beneficially and/or legally owned by such stockholder, and information about each nominee for election as a director substantially equivalent to that which would be required in a proxy statement pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations promulgated by the Securities and Exchange Commission thereunder, and/or a description of the proposed business to be brought before the meeting, as the case may be.

The foregoing notice requirements of this Section 2.11 shall be deemed satisfied by a stockholder with respect to business other than a nomination if the stockholder has notified the Company of his, her or its intention to present a proposal at an annual meeting in compliance with applicable rules and regulations promulgated under the Exchange Act and such stockholder's proposal has been included in a proxy statement that has been prepared by the Company to solicit proxies for such annual meeting.

ARTICLE III

DIRECTORS

3.1. ***Number of Directors***.

(a) Except as otherwise provided by law, the Charter, or these by-laws, the property and business of the Company shall be managed by or under the direction of a Board of Directors. Directors need not be stockholders, residents of Delaware, or citizens of the United States. The use of the phrase "whole board" herein refers to the total number of directors which the Company would have if there were no vacancies.

(b) The number of directors constituting the whole Board of Directors shall be as determined by resolution of the Board of Directors from time to time, with a minimum of three (3) and a maximum of eleven (11) directors. Members of the Board of Directors shall hold office until their respective successors are elected and qualified or until their earlier death, incapacity, resignation, or removal.

3.2. ***Terms of Office***. The directors shall be elected by ballot at the annual meeting of the stockholders and each director shall be elected to serve until his successor shall be elected and shall qualify or until his earlier resignation or removal; provided that in the event of failure to hold such meeting or to hold such election at such meeting, such election may be held at any special meeting of the stockholders called for that purpose. If the office of any director becomes vacant by reason of death, resignation, disqualification, removal, or otherwise, the remaining directors, although more or less than a quorum, by a majority vote of such remaining directors may elect a successor or successors who shall hold office for the unexpired term.

3.3. ***Resignation***. Any director of the Company may resign at any time by giving notice in writing or by electronic transmission to the Chairman of the Board, the Chief Executive Officer, or the President of the Company. Such resignation shall take effect at the time specified therein, at the time of receipt if no time is specified therein and at the time of acceptance if the effectiveness of such resignation is conditioned upon its acceptance. Unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

3.4. ***Removal***. Any director or the entire Board of Directors may be removed, with or without cause, by the holders of a majority in voting power of the shares then entitled to vote at an election of directors.

3.5. ***Place of Meetings and Books***. The Board of Directors may hold their meetings and keep the books of the Company outside the State of Delaware, at such places as they may from time to time determine.

3.6. ***General Powers***. In addition to the powers and authority expressly conferred upon them by these by-laws, the Board of Directors may exercise all such powers of the Company and do all such lawful acts and things as are not by statute or by the Charter or by these by-laws directed or required to be exercised or done by the stockholders.

3.7. ***Committees***. The Board of Directors may designate one or more committees, each committee to consist of one or more of the directors of the Company. The Board of Directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of the committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not he, she or they constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in place of any such absent or disqualified member. Any such committee, to the extent permitted by law and to the extent provided in the resolution of the Board of Directors, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the Company, and may authorize the seal of the Company to be affixed to all papers which may require it.

3.8. ***Compensation of Directors***. The Board of Directors shall have the power to fix the compensation of directors and members of committees of the Board and may delegate this authority to one or more committees. The directors may be paid their expenses, if any, of attendance at each meeting of the Board of Directors and may be paid a fixed sum for attendance at each meeting of the Board of Directors or a stated salary as director. No such payment shall preclude any director from serving the Company in any other capacity and receiving compensation therefor. Members of special or standing committees may be allowed like compensation for attending committee meetings.

3.9. ***Regular Meetings***. No notice shall be required for regular meetings of the Board of Directors for which the time and place have been fixed. Written, oral, or any other mode of notice of the time and place shall be given for special meetings in sufficient time for the convenient assembly of the directors thereat. Notice need not be given to any director who submits a written waiver of notice signed by him before or after the time stated therein. Attendance of any such person at a meeting shall constitute a waiver of notice of such meeting, except when he attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the directors need be specified in any written waiver of notice.

3.10. ***Special Meetings***. Special meetings of the Board may be called by the Chairman of the Board, if any, or the Chief Executive Officer or the President, on two (2) days notice to each director; special meetings may also be called by the Secretary in like manner and on like notice, on the written request of two or more directors.

3.11. ***Quorum***. At all meetings of the Board of Directors, a majority of the total number of directors in office (but not less than one-third of the number of directors established by the Board of Directors pursuant to Section 3.1 of these by-laws) shall be necessary and sufficient to constitute a quorum for the transaction of business, and the act of a majority of the directors present at any meeting at which there is a quorum shall be the act of the Board of Directors, except as may be otherwise specifically permitted or provided by statute, or by the Charter, or by these by-laws. If at any meeting of the Board there shall be less than a quorum present, a majority of those present may adjourn the meeting from time to time until a quorum is obtained, and no further notice thereof need be given other than by announcement at said meeting that shall be so adjourned.

3.12. ***Telephonic Participation in Meetings***. Members of the Board of Directors or any committee designated by such board may participate in a meeting of the Board or committee by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting pursuant to this section shall constitute presence in person at such meeting.

3.13. Action by Consent. Unless otherwise restricted by the Charter or these by-laws, any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting, if written consents or electronic transmissions thereto are signed or given by all members of the Board of Directors or of such committee, as the case may be, and such written consents or electronic transmissions are filed with the minutes of proceedings of the Board or committee.

ARTICLE IV

OFFICERS

4.1. ***Selection; Statutory Officers***. The officers of the Company shall be chosen by the Board of Directors. There shall be a Chief Executive Officer, a President, a Secretary, and a Treasurer, and there may be a Chairman of the Board of Directors, one or more Vice Chairmen, one or more Vice Presidents, one or more Assistant Secretaries and one or more Assistant Treasurers as the Board of Directors may elect. Any number of offices may be held by the same person, except that the offices of President and Secretary shall not be held by the same person simultaneously.

4.2. ***Time of Election***. The officers above named shall be chosen by the Board of Directors at its first meeting after each annual meeting of stockholders. None of said officers need be a director.

4.3. ***Additional Officers***. The Board may appoint such other officers and agents as it shall deem necessary, who shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be determined from time to time by the Board of Directors.

4.4. ***Terms of Office***. Each officer of the Company shall hold office until his successor is chosen and qualified, or until his earlier resignation or removal. Any officer elected or appointed by the Board of Directors may be removed at any time by the Board of Directors. Any vacancy occurring in any office of the Company by death, resignation, removal or otherwise shall be filled by the Board of Directors.

4.5. ***Compensation of Officers***. The Board of Directors shall have power to fix the compensation of all officers of the Company. It may authorize any officer, upon whom the power of appointing subordinate officers may have been conferred, to fix the compensation of such subordinate officers.

4.6. ***Chairman of the Board***. The Chairman of the Board of Directors shall preside at all meetings of the stockholders and directors, and shall have such other duties as may be assigned to him from time to time by the Board of Directors.

4.7. ***Vice-Chairmen***. The Vice-Chairmen shall perform such of the duties of the Chairman of the Board on behalf of the Company as may be respectively assigned to them from time to time by the Board of Directors or by the Chairman of the Board.

4.8. ***Chief Executive Officer***. Under the supervision of the Board of Directors, the Chief Executive Officer shall have the general control and management of its business and affairs, subject, however, to the right of the Board of Directors to confer any specific power, except such as may be by statute exclusively conferred to the Chief Executive Officer, upon any other officer or officers of the Company. The Chief Executive Officer shall perform and do all acts and things incident to the position of Chief Executive Officer and such other duties as may be assigned to him from time to time by the Board of Directors.

4.9. ***President***. Unless there is a Chairman of the Board or a Chief Executive Officer, the President shall preside at all meetings of directors and stockholders. Under the supervision of the Board of Directors, the President shall have the general supervision of the Company's business and affairs, subject, however, to the right of the Board of Directors to confer any specific power, except such as may be by statute exclusively conferred to the President, upon any other officer or officers of the Company. The President shall perform and do all acts and things incident to the position of President and such other duties as may be assigned to him from time to time by the Board of Directors or the Chief Executive Officer.

4.10. ***Vice-Presidents***. The Vice-Presidents shall perform such of the duties of the President on behalf of the Company as may be respectively assigned to them from time to time by the Board of Directors, the Chief Executive Officer or the President. The Board of Directors may assign to any Vice President the title of Executive Vice President, Senior Vice President or any other title selected by the Board of Directors.

4.11. ***Treasurer***. The Treasurer shall have the care and custody of all the funds and securities of the Company that may come into his hands as Treasurer, and the power and authority to endorse checks, drafts and other instruments for the payment of money for deposit or collection when necessary or proper and to deposit the same to the credit of the Company in such bank or banks or depository as the Board of Directors, or the officers or agents to whom the Board of Directors may delegate such authority, may designate, and he may endorse all commercial documents requiring endorsements for or on behalf of the Company. He may sign all receipts and vouchers for the payments made to the Company. He shall render an account of his transactions to the Board of Directors as often as the Board or any applicable committee shall require the same. He shall enter regularly in the books to be kept by him for that purpose full and adequate account of all moneys received and paid by him on account of the Company. He shall perform all acts incident to the position of Treasurer, subject to the control of the Board of Directors. He shall when requested, pursuant to a vote of the Board of Directors, give a bond to the Company conditioned for the faithful performance of his duties, the expense of which bond shall be borne by the Company.

4.12. ***Secretary***. The Secretary shall keep the minutes of all meetings of the Board of Directors and of the stockholders; he shall attend to the giving and serving of all notices of the Company. Except as otherwise ordered by the Board of Directors or the Chief Executive Officer, he shall attest the seal of the Company upon all contracts and instruments executed under such seal and shall affix the seal of the Company thereto and to all certificates of shares of capital stock of the Company. He shall have charge of the stock certificate book, transfer book and stock ledger, and such other books and papers as the Board of Directors or the Chief Executive Officer may direct. He shall, in general, perform all the duties of Secretary, subject to the control of the Board of Directors.

4.13. ***Assistant Secretary***. The Board of Directors or any two of the officers of the Company acting jointly may appoint or remove one or more Assistant Secretaries of the Company. Any Assistant Secretary upon his appointment shall perform such duties of the Secretary, and also any and all such other duties as the Board of Directors or the Chief Executive Officer, the President or the Executive Vice-President or the Treasurer or the Secretary may designate.

4.14. ***Assistant Treasurer***. The Board of Directors or any two of the officers of the Company acting jointly may appoint or remove one or more Assistant Treasurers of the Company. Any Assistant Treasurer upon his appointment shall perform such of the duties of the Treasurer, and also any and all such other duties as the Board of Directors, the Chief Executive Officer, or the President or the Executive Vice-President or the Treasurer or the Secretary may designate.

4.15. ***Subordinate Officers***. The Board of Directors may select such subordinate officers as it may deem desirable. Each such officer shall hold office for such period, have such authority, and perform such duties as the Board of Directors may prescribe. The Board of Directors may, from time to time, authorize any officer to appoint and remove subordinate officers and to prescribe the powers and duties thereof.

ARTICLE V

STOCK

5.1. ***Stock***. The shares of the Company's stock may be certificated or uncertificated and shall be entered in the books of the Company and registered as they are issued. Any certificates representing shares of stock shall be in such form as the Board of Directors shall prescribe, certifying the number and class and/or series of shares of the stock of the Company owned by the stockholder. Any certificate issued to a stockholder of the Company shall be numbered and shall certify the holder's name and number and class and/or series of shares and shall be signed by both of (i) any one of the Chairman or Vice Chairman, President or a Vice-President, and (ii) any one of the Treasurer or an Assistant Treasurer or the Secretary or an Assistant Secretary, and shall be sealed with the corporate seal of the Company and any and all signatures on the certificate, including the corporate seal may be facsimiles. If such certificate is countersigned (1) by a transfer agent other than the Company or its employee, or (2) by a registrar other than the Company or its employee, any or all of the signatures on the certificate, including the certificate of the transfer agent and registrar, and the corporate seal may be facsimiles. In case any officer or officers who shall have signed, or whose facsimile signature or signatures shall have been used on, any such certificate or certificates shall cease to be such officer or officers of the Company, whether because of death, resignation or otherwise, before such certificate or certificates shall have been delivered by the Company, such certificate or certificates may nevertheless be adopted by the Company and be issued and delivered as though the person or persons who signed such certificate or whose facsimile signature shall have been used thereon had not ceased to be such officer or officers of the Company.

5.2. *Fractional Share Interests.* The Company may, but shall not be required to, issue fractions of a share. If the Company does not issue fractions of a share, it shall (i) arrange for the disposition of fractional interests by those entitled thereto, (ii) pay in cash the fair value of fractions of a share as of the time when those entitled to receive such fractions are determined, or (iii) issue scrip or warrants in registered or bearer form that shall entitle the holder to receive a certificate for a full share upon the surrender of such scrip or warrants aggregating a full share. A certificate for a fractional share shall or an uncertificated fractional share shall, but scrip or warrants shall not unless otherwise provided therein, entitle the holder to exercise voting rights, to receive dividends thereon, and to participate in any of the assets of the Company in the event of liquidation. The Board of Directors may cause scrip or warrants to be issued subject to the conditions that they shall become void if not exchanged for certificates representing full shares or uncertificated full shares before a specified date, or subject to the conditions that the shares for which scrip or warrants are exchangeable may be sold by the Company and the proceeds thereof distributed to the holders of scrip or warrants, or subject to any other conditions that the Board of Directors may impose.

5.3. *Transfers of Stock.* Subject to any transfer restrictions then in force, the shares of stock of the Company shall be transferable only upon its books by the holders thereof in person or by their duly authorized attorneys or legal representatives and upon such transfer the old certificates, if any, shall be surrendered to the Company by the delivery thereof to the person in charge of the stock and transfer books and ledgers or to such other person as the directors may designate by whom they shall be canceled and new certificates, if any, shall thereupon be issued. The Company shall be entitled to treat the holder of record of any share or shares of stock as the holder in fact thereof and accordingly shall not be bound to recognize any equitable or other claim to or interest in such share on the part of any other person whether or not it shall have express or other notice thereof save as expressly provided by the laws of Delaware.

5.4. *Record Date.* For the purpose of determining the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or entitled to receive payment of any dividend or other distribution or the allotment of any rights, or entitled to exercise any rights in respect of any change, conversion, or exchange of stock or for the purpose of any other lawful action, the Board of Directors may fix, in advance, a record date, which shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, that shall not be more than sixty (60) days nor less than ten (10) days before the date of such meeting, nor more than sixty (60) days prior to any other action. If no such record date is fixed by the Board of Directors, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held; and the record date for determining stockholders for any other purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto. A determination of stockholders of record entitled to notice of or to vote at any meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

5.5. *Transfer Agent and Registrar.* The Board of Directors may appoint one or more transfer agents or transfer clerks and one or more registrars and may require all certificates of stock to bear the signature or signatures of any of them.

5.6. *Dividends.*

(a) *Power to Declare.* Dividends upon the capital stock of the Company, subject to the provisions of the Charter, if any, may be declared by the Board of Directors at any regular or special meeting, pursuant to law. Dividends may be paid in cash, in property, or in shares of the capital stock, subject to the provisions of the Charter and the laws of Delaware.

(b) *Reserves.* Before payment of any dividend, there may be set aside out of any funds of the Company available for dividends such sum or sums as the directors from time to time, in their absolute discretion, think proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the Company, or for such other purpose as the directors shall think conducive to the interest of the Company, and the directors may modify or abolish any such reserve in the manner in which it was created.

5.7. *Lost, Stolen, or Destroyed Certificates.* No certificates for shares of stock of the Company shall be issued in place of any certificate alleged to have been lost, stolen, or destroyed, except upon production of such evidence of the loss, theft, or destruction and upon indemnification of the Company and its agents to such extent and in such manner as the Board of Directors may from time to time prescribe.

ARTICLE VI

MISCELLANEOUS MANAGEMENT PROVISIONS

6.1. ***Checks, Drafts, and Notes***. All checks, drafts, or orders for the payment of money, and all notes and acceptances of the Company shall be signed by such officer or officers, or such agent or agents, as the Board of Directors may designate.

6.2. *Notices*.

(a) Notices to directors may, and notices to stockholders shall, be in writing and (i) delivered personally, (ii) mailed to the directors or stockholders at their addresses appearing on the books of the Company or (iii) delivered by a form of electronic transmission which is consented to by the stockholder or the director to whom the notice is given. Notice by mail shall be deemed to be given at the time when the same shall be mailed. Notice by electronic transmission shall be deemed to be given (i) if by facsimile telecommunication, when directed to a number at which the stockholder or the director has consented to receive notice, (ii) if by electronic mail, when directed to an electronic mail address at which the stockholder or the director has consented to receive notice, (iii) if a posting on an electronic network together with a separate notice to the stockholder or the director of such specified posting, upon the later of (A) such posting and (B) the giving of such separate notice and (iv) if by any other form of electronic transmission, when directed to the stockholder or the director. Notice to directors may also be given by telegram, telecopy, email or orally, by telephone or in person.

(b) Whenever any notice is required to be given under the provisions of any applicable statute or of the Charter or of these by-laws, a waiver of notice, given by the person or persons entitled to said notice, or a waiver of notice by electronic transmission by the person or persons entitled to said notice, whether before or after the time stated therein or the meeting or action to which such notice relates, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.

6.3. ***Conflict of Interest***. No contract or transaction between the Company and one or more of its directors or officers, or between the Company and any other corporation, partnership, association, or other organization in which one or more of its directors or officers are directors or officers, or have a financial interest, shall be void or voidable solely for this reason, or solely because the director or officer is present at or participates in the meeting of the Board of Directors or board committee that authorized the contract or transaction, or solely because his or their votes are counted for such purpose, if: (i) the material facts as to the director's or officer's relationship or interest and as to the contract or transaction are disclosed or are known to the Board of Directors or the committee and the board or committee in good faith authorizes the contract or transaction by the affirmative vote of a majority of the disinterested directors, even though the disinterested directors be less than a quorum; or (ii) the material facts as to the director's or officer's relationship or interest and as to the contract or transaction are disclosed or are known to the stockholders of the Company entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of such stockholders; or (iii) the contract or transaction is fair as to the Company as of the time it is authorized, approved, or ratified, by the Board of Directors, a committee or the stockholders. Common or interested directors may be counted in determining the presence of a quorum at a meeting of the Board of Directors or of a committee that authorizes the contract or transaction.

6.4. ***Voting of Securities owned by the Company***. Subject always to the specific directions of the Board of Directors, (i) any shares or other securities issued by any other corporation and owned or controlled by the Company may be voted in person at any meeting of security holders of such other corporation by the Chief Executive Officer or the President of the Company if he is present at such meeting, or in his absence by the Treasurer or the Secretary of the Company if he is present at such meeting, and (ii) whenever, in the judgment of the Chief Executive Officer or President, it is desirable for the Company to execute a proxy or written consent in respect to any shares or other securities issued by any other corporation and owned by the Company, such proxy or consent shall be executed in the name of the Company by the Chief Executive Officer or President, without the necessity of any authorization by the Board of Directors, affixation of corporate seal or countersignature or attestation by another officer, provided that if the Chief Executive Officer or President is unable to execute such proxy or consent by reason of sickness, absence from the United States or other similar cause, the Treasurer, the Secretary or any other officer authorized by the Board of Directors may execute such proxy or consent. Any person or persons designated in the manner above stated as the proxy or proxies of the Company shall have full right, power and authority to vote the shares or other securities issued by such other corporation and owned by the Company the same as such shares or other securities might be voted by the Company.

ARTICLE VII

INDEMNIFICATION

7.1. ***Right to Indemnification***. Each person who was or is made a party or is threatened to be made a party to or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a "Proceeding"), by reason of being or having been a director or officer of the Company or serving or having served at the request of the Company as a director, trustee, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan (an "Indemnitee"), whether the basis of such proceeding is alleged action or failure to act in an official capacity as a director, trustee, officer, employee or agent or in any other capacity while serving as a director, trustee, officer, employee or agent, shall be indemnified and held harmless by the Company to the fullest extent authorized by the DGCL, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Company to provide broader indemnification rights than permitted prior thereto) (as used in this Article VII, the "Delaware Law"), against all expense, liability and loss (including attorneys' fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement) reasonably incurred or suffered by such Indemnitee in connection therewith and such indemnification shall continue as to an Indemnitee who has ceased to be a director, trustee, officer, employee, or agent and shall inure to the benefit of the Indemnitee's heirs, executors, and administrators; provided, however, that, except as provided in Section 7.2 hereof with respect to Proceedings to enforce rights to indemnification, the Company shall indemnify any such Indemnitee in connection with a Proceeding (or part thereof) initiated by such Indemnitee only if such Proceeding (or part thereof) was authorized by the Board of Directors of the Company. The right to indemnification conferred in this Article VII shall be a contract right and shall include the right to be paid by the Company the expenses (including attorneys' fees) incurred in defending any such Proceeding in advance of its final disposition (an "Advancement of Expenses"); provided, however, that, if the Delaware Law so requires, an Advancement of Expenses incurred by an Indemnitee shall be made only upon delivery to the Company of an undertaking (an "Undertaking"), by or on behalf of such Indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal (a "Final Adjudication") that such Indemnitee is not entitled to be indemnified for such expenses under this Article VII or otherwise.

7.2. ***Right of Indemnitee to Bring Suit***. If (a) a claim for indemnification under Section 7.1 hereof (following the final disposition of such Proceeding) is not paid in full by the Company within sixty (60) days after a written claim has been received by the Company, or (b) a claim for an Advancement of Expenses under Section 7.1 hereof is not paid in full by the Company within twenty (20) days after the written claim has been received by the Company, the Indemnitee may at any time thereafter bring suit against the Company to recover the unpaid amount of the claim. If successful in whole or in part in any such suit, or in a suit brought by the Company to recover an Advancement of Expenses pursuant to the terms of an Undertaking, the Indemnitee shall be entitled to be paid also the expense of prosecuting or defending such suit to the fullest extent permitted by law. In (i) any suit brought by the Indemnitee to enforce a right to indemnification hereunder (but not in a suit brought by the Indemnitee to enforce a right to an Advancement of Expenses) it shall be a defense that, and (ii) in any suit by the Company to recover an Advancement of Expenses pursuant to the terms of an Undertaking the Company shall be entitled to recover such expenses upon a Final Adjudication that, the Indemnitee has not met the applicable standard of conduct set forth in the Delaware Law. Neither the failure of the Company (including its Board of Directors, independent legal counsel, or its stockholders) to have made a determination prior to the commencement of such suit that indemnification of the Indemnitee is proper in the circumstances because the Indemnitee has met the applicable standard of conduct set forth in the Delaware Law, nor an actual determination by the Company (including its Board of Directors, independent legal counsel, or its stockholders) that the Indemnitee has not met such applicable standard of conduct, shall create a presumption that the Indemnitee has not met the applicable standard of conduct or, in the case of such a suit brought by the Indemnitee, be a defense to such suit. In any suit brought by the Indemnitee to enforce a right to indemnification or to an Advancement of Expenses hereunder, or by the Company to recover an Advancement of Expenses pursuant to the terms of an Undertaking, the burden of proving that the Indemnitee is not entitled to be indemnified, or to such Advancement of Expenses, under this Article VII or otherwise shall be on the Company.

7.3. ***Non-Exclusivity of Rights***. The rights to indemnification and to the Advancement of Expenses conferred in this Article VII shall not be exclusive of any other right that any person may have or hereafter acquire under any statute, the Charter, by-law, agreement, vote of stockholders or disinterested directors or otherwise.

7.4. ***Insurance***. The Company may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Company or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Company would have the power to indemnify such person against such expense, liability or loss under this Article VII or under the Delaware Law.

7.5. ***Indemnification of Employees and Agents of the Company***. The Company may, to the extent authorized from time to time by the Board of Directors, grant rights to indemnification, and to the Advancement of Expenses, to any employee or agent of the Company or any of its subsidiaries to the fullest extent of the provisions of this Article VII with respect to the indemnification and Advancement of Expenses of directors and officers of the Company.

7.6. ***Amendment or Repeal***. Any repeal or modification of the provisions of this Article VII shall not adversely affect any right or protection hereunder of any Indemnitee in respect of any proceeding (regardless of when such proceeding is first threatened, commenced or completed) arising out of, or related to, any act or omission occurring prior to the time of such repeal or modification.

ARTICLE VIII

AMENDMENTS

8.1. ***Amendments***. The by-laws of the Company may be altered, amended or repealed by the Board of Directors or by the stockholders at any meeting of the stockholders by the vote of the holders of the majority of the stock issued and outstanding and entitled to vote at such meeting, in accordance with the provisions of the Charter and the laws of Delaware.

EXHIBIT E — SECTION 190 OF THE CANADA BUSINESS CORPORATIONS ACT

Right to Dissent

(1) Subject to sections 191 and 241, a holder of shares of any class of a corporation may dissent if the corporation is subject to an order under paragraph 192(4)(d) that affects the holder or if the corporation resolves to

(a) amend its articles under section 173 or 174 to add, change or remove any provisions restricting or constraining the issue, transfer or ownership of shares of that class;

(b) amend its articles under section 173 to add, change or remove any restriction on the business or businesses that the corporation may carry on;

(c) amalgamate otherwise than under section 184;

(d) be continued under section 188;

(e) sell, lease or exchange all or substantially all its property under subsection 189(3); or

(f) carry out a going-private transaction or a squeeze-out transaction.

Further Right

(2) A holder of shares of any class or series of shares entitled to vote under section 176 may dissent if the corporation resolves to amend its articles in a manner described in that section.

If one class of shares

(2.1) The right to dissent described in subsection (2) applies even if there is only one class of shares.

Payment for Shares

(3) In addition to any other right the shareholder may have, but subject to subsection (26), a shareholder who complies with this section is entitled, when the action approved by the resolution from which the shareholder dissents or an order made under subsection 192(4) becomes effective, to be paid by the corporation the fair value of the shares in respect of which the shareholder dissents, determined as of the close of business on the day before the resolution was adopted or the order was made.

No Partial Dissent

(4) A dissenting shareholder may only claim under this section with respect to all the shares of a class held on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

Objection

(5) A dissenting shareholder shall send to the corporation, at or before any meeting of shareholders at which a resolution referred to in subsection (1) or (2) is to be voted on, a written objection to the resolution, unless the corporation did not give notice to the shareholder of the purpose of the meeting and of their right to dissent.

Notice of Resolution

(6) The corporation shall, within ten days after the shareholders adopt the resolution, send to each shareholder who has filed the objection referred to in subsection (5) notice that the resolution has been adopted, but such notice is not required to be sent to any shareholder who voted for the resolution or who has withdrawn their objection.

Demand for Payment

(7) A dissenting shareholder shall, within twenty days after receiving a notice under subsection (6) or, if the shareholder does not receive such notice, within twenty days after learning that the resolution has been adopted, send to the corporation a written notice containing

(a) the shareholder's name and address;

(b) the number and class of shares in respect of which the shareholder dissents; and

(c) a demand for payment of the fair value of such shares.

Share Certificate

(8) A dissenting shareholder shall, within thirty days after sending a notice under subsection (7), send the certificates representing the shares in respect of which the shareholder dissents to the corporation or its transfer agent.

Forfeiture

(9) A dissenting shareholder who fails to comply with subsection (8) has no right to make a claim under this section.

Endorsing Certificate

(10) A corporation or its transfer agent shall endorse on any share certificate received under subsection (8) a notice that the holder is a dissenting shareholder under this section and shall forthwith return the share certificates to the dissenting shareholder.

Suspension of Rights

(11) On sending a notice under subsection (7), a dissenting shareholder ceases to have any rights as a shareholder other than to be paid the fair value of their shares as determined under this section except where

(a) the shareholder withdraws that notice before the corporation makes an offer under subsection (12),

(b) the corporation fails to make an offer in accordance with subsection (12) and the shareholder withdraws the notice, or

(c) the directors revoke a resolution to amend the articles under subsection 173(2) or 174(5), terminate an amalgamation agreement under subsection 183(6) or an application for continuance under subsection 188(6), or abandon a sale, lease or exchange under subsection 189(9),

in which case the shareholder's rights are reinstated as of the date the notice was sent.

Offer to Pay

(12) A corporation shall, not later than seven days after the later of the day on which the action approved by the resolution is effective or the day the corporation received the notice referred to in subsection (7), send to each dissenting shareholder who has sent such notice

(a) a written offer to pay for their shares in an amount considered by the directors of the corporation to be the fair value, accompanied by a statement showing how the fair value was determined; or

(b) if subsection (26) applies, a notification that it is unable lawfully to pay dissenting shareholders for their shares.

Same Terms

(13) Every offer made under subsection (12) for shares of the same class or series shall be on the same terms.

Payment

(14) Subject to subsection (26), a corporation shall pay for the shares of a dissenting shareholder within ten days after an offer made under subsection (12) has been accepted, but any such offer lapses if the corporation does not receive an acceptance thereof within thirty days after the offer has been made.

Corporation may apply to court

(15) Where a corporation fails to make an offer under subsection (12), or if a dissenting shareholder fails to accept an offer, the corporation may, within fifty days after the action approved by the resolution is effective or within such further period as a court may allow, apply to a court to fix a fair value for the shares of any dissenting shareholder.

Shareholder application to court

(16) If a corporation fails to apply to a court under subsection (15), a dissenting shareholder may apply to a court for the same purpose within a further period of twenty days or within such further period as a court may allow.

Venue

(17) An application under subsection (15) or (16) shall be made to a court having jurisdiction in the place where the corporation has its registered office or in the province where the dissenting shareholder resides if the corporation carries on business in that province.

No Security for Costs

(18) A dissenting shareholder is not required to give security for costs in an application made under subsection (15) or (16).

Parties

(19) On an application to a court under subsection (15) or (16),

(a) all dissenting shareholders whose shares have not been purchased by the corporation shall be joined as parties and are bound by the decision of the court; and

(b) the corporation shall notify each affected dissenting shareholder of the date, place and consequences of the application and of their right to appear and be heard in person or by counsel.

Powers of Court

(20) On an application to a court under subsection (15) or (16), the court may determine whether any other person is a dissenting shareholder who should be joined as a party, and the court shall then fix a fair value for the shares of all dissenting shareholders.

Appraisers

(21) A court may in its discretion appoint one or more appraisers to assist the court to fix a fair value for the shares of the dissenting shareholders.

Final Order

(22) The final order of a court shall be rendered against the corporation in favour of each dissenting shareholder and for the amount of the shares as fixed by the court.

Interest

(23) A court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder from the date the action approved by the resolution is effective until the date of payment.

Notice that Subsection (26) Applies

(24) If subsection (26) applies, the corporation shall, within ten days after the pronouncement of an order under subsection (22), notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

Effect where Subsection (26) Applies

(25) If subsection (26) applies, a dissenting shareholder, by written notice delivered to the corporation within thirty days after receiving a notice under subsection (24), may

(a) withdraw their notice of dissent, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to their full rights as a shareholder; or

(b) retain a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

Limitation

(26) A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that

(a) the corporation is or would after the payment be unable to pay its liabilities as they become due; or

(b) the realizable value of the corporation's assets would thereby be less than the aggregate of its liabilities.

EXHIBIT F — PROXY CARDS

OPPENHEIMER HOLDINGS INC.

Class B Voting Shares

Proxy, Solicited by Management, for the
Annual and Special Meeting of Shareholders,
May 8, 2009

The undersigned holder of Class B voting shares of Oppenheimer Holdings Inc. hereby appoints Mr. A.G. Lowenthal or, failing him, Ms. E.K. Roberts or instead of either of them

____

as nominee, with full power of substitution, to attend, vote and otherwise act for the undersigned at the Annual and Special Meeting of Shareholders to be held on May 8, 2009 and at any adjournment thereof to the same extent and with the same power as if the undersigned were personally present at the said Meeting or adjournment or adjournments thereof and hereby revokes any proxy previously given; provided that the undersigned shareholder specifies and directs the persons above named that the Class B voting shares registered in the name of the undersigned shall be:

1. VOTED FOR ☐ AGAINST ☐

(or if no specification is made, VOTED FOR) for the change in jurisdiction of the Corporation to Delaware and the approval of the Delaware Certificate of Incorporation (Proposal 1 in the Notice of Meeting)

2. VOTED FOR ☐ WITHHELD FROM VOTING ☐

(or if no specification is made, VOTED FOR) for the election of directors. (Proposal 2 in the Notice of Meeting).

3. VOTED FOR ☐ WITHHELD FROM VOTING ☐

(or if no specification is made, VOTED FOR) for the appointment of PricewaterhouseCoopers LLP as auditors and authorizing the Board of Directors and the Audit Committee to fix the remuneration of the auditors. (Proposal 3 in the Notice of Meeting).

DATED , 2009

____

Signature of Shareholder

A Class B Shareholder has the right to appoint a person, who need not be a Class B Shareholder, to represent the Class B Shareholder at the Meeting other than the persons designated herein. To exercise this right a Class B Shareholder may insert the name of the desired person in the blank space provided herein or may submit another form of proxy.

If any amendments or variations to Proposal 1 in the Notice of the Meeting are proposed at the Meeting, this proxy confers discretionary authority to vote on such amendments or variations according to the best judgment of the person voting the proxy at the Meeting.

NOTES:

(1) Please date and sign the form of proxy exactly as your name appears on this form of proxy. If a shareholder is a corporation the form of proxy must be executed under its corporate seal or by an officer or attorney thereof duly authorized.

(2) Your name and address are recorded on this form of proxy, please report any change.

(3) Proxies must be deposited with the Corporation's transfer agent, CIBC Mellon Trust Company, at its address P.O. Box 721, Agincourt, Ontario, Canada M1S 0A1, no later than 48 hours prior to the commencement of the Meeting in order for the proxies to be used at the Meeting. If you do not deposit your proxy with the transfer agent at least 48 hours prior the commencement of the Meeting, your proxy will not be used.

(4) Please return your signed form of proxy in the enclosed envelope or you may fax it to CIBC Mellon at 416-368-2502.

OPPENHEIMER HOLDINGS INC.

Class A Non-Voting Shares

Proxy, Solicited by Management, for the
Annual and Special Meeting of Shareholders,
May 8, 2009

The undersigned holder of Class A non-voting shares of Oppenheimer Holdings Inc. hereby appoints Mr. A.G. Lowenthal or, failing him, Ms. E.K. Roberts or instead of either of them

---

as nominee, with full power of substitution, to attend, vote and otherwise act for the undersigned at the Annual and Special Meeting of Shareholders to be held on May 8, 2009 and at any adjournment thereof to the same extent and with the same power as if the undersigned were personally present at the said Meeting or adjournment or adjournments thereof and hereby revokes any proxy previously given; provided that the undersigned shareholder specifies and directs the persons above named that the Class A non-voting shares registered in the name of the undersigned shall be:

1. VOTED FOR ☐ AGAINST ☐

(or if no specification is made, VOTED FOR) for the change of jurisdiction of the Corporation to Delaware and the approval of the Delaware Certificate of Incorporation (Proposal 1 in the Notice of Meeting)

DATED , 2009

Signature of Shareholder

A Class A Shareholder has the right to appoint a person, who need not be a Class A Shareholder, to represent the Class A Shareholder at the Meeting other than the persons designated herein. To exercise this right a Class A Shareholder may insert the name of the desired person in the blank space provided herein or may submit another form of proxy.

If any amendments or variations to Proposal 1 in the Notice of the Meeting are proposed at the Meeting or if any other matters properly come before the Meeting (for which Class A Shareholders have the right to vote), this proxy confers discretionary authority to vote on such amendments or variations or such other matters according to the best judgment of the person voting the proxy at the Meeting.

NOTES:

(1) Please date and sign the form of proxy exactly as your name appears on this form of proxy. If a shareholder is a corporation the form of proxy must be executed under its corporate seal or by an officer or attorney thereof duly authorized.

(2) Your name and address are recorded on this form of proxy, please report any change.

(3) Proxies must be deposited with the Corporation's transfer agent, CIBC Mellon Trust Company, at its address P.O. Box 721, Agincourt, Ontario, Canada M1S 0A1, no later than 48 hours prior to the commencement of the Meeting in order for the proxies to be used at the Meeting. If you do not deposit your proxy with the transfer agent at least 48 hours prior the commencement of the Meeting, your proxy will not be used.

(4) Please return your signed form of proxy in the enclosed envelope or you may fax it to CIBC Mellon at 416-368-2502.

OPPENHEIMER